SEC 2082 (02-02)

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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

C&T Enterprises, Inc. — Exact name of registrant as specified in charter

0001070652 — Registrant CIK Number

Form U-1/A filed 7/22/02 — Electronic report, schedule or registration statement of which the documents are a part (give period of report)

070-10023 — SEC file number, if available

Robert O. Toombs, President & CEO — Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of State of Lewisburg, State of Pennsylvania, July 22, 2002.

C&T Enterprises, Inc.
(Registrant)

By: R O Toombs
Robert O. Toombs, President & CEO

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________
20____, that the information set forth in this statement is true and complete.

____
(Name)

By: ______________________________
(Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being flied. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

WDC/213600.3

Exhibit FS-1

C & T ENTERPRISES, INC.

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2001

TABLE OF CONTENTS

PAGE NO.

CONSOLIDATED FINANCIAL STATEMENTS:

SUPPLEMENTARY INFORMATION:


Beard Miller
Company LLP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of C & T Enterprises, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C & T Enterprises, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Reading, Pennsylvania
February 7, 2002

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,	
	2001	**2000**
UTILITY PLANT		
Plant in service	**$12,234,385**	$11,522,649
Accumulated depreciation	**(5,708,405)**	(5,237,630)
	6,525,980	6,285,019
Construction work in progress, at cost	**67,500**	14,633
Total Utility Plant, Net	**6,593,480**	6,299,652
OTHER PROPERTY AND INVESTMENTS		
Nonutility property	**21,704**	21,704
Investments, marketable equity securities	**658,842**	828,250
Goodwill, less accumulated amortization 2001 $541,423; 2000 $355,968	**4,103,656**	4,289,474
Costs related to pending acquisition of business	**443,509**	200,030
Other	**6,079**	3,903
Total Other Property and Investments	**5,233,790**	5,343,361
CURRENT ASSETS		
Cash, primarily interest bearing	**1,331,963**	1,350,403
Accounts receivable:		
Customers, less allowance for uncollectible accounts 2001 $93,247; 2000 $90,857	**272,425**	404,739
Unbilled revenue	**691,394**	710,162
Other	**6,690**	5,981
Advances, affiliates	**891,268**	914,960
Materials and supplies	**91,085**	119,132
Prepayments	**17,854**	10,602
Prepaid taxes	**33,917**	102,103
Deferred income tax charges	**353,480**	430,820
Total Current Assets	**3,690,076**	4,048,902
DEFERRED ASSETS, DEBITS AND OTHER		
Stranded cost recovery due from customers	**0**	440,829
Accounts receivable, affiliates	**312,100**	152,300
Other	**39,246**	9,929
Total Deferred Assets, Debits and Other	**351,346**	603,058
Total Assets	**$15,868,692**	$16,294,973

See notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2001	December 31, 2000
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 100,000 shares; issued 2,000 shares	**$ 3,300,633**	$ 3,150,633
Accumulated deficit	**(252,925)**	(160,503)
Accumulated other comprehensive loss	**(147,463)**	(46,712)
Total Stockholders' Equity	**2,900,245**	2,943,418
LONG-TERM DEBT	**8,680,719**	8,737,673
CURRENT LIABILITIES		
Line of credit	**250,000**	0
Current maturities of long-term debt	**56,954**	52,411
Accounts payable	**400,138**	246,363
Due for purchased electricity	**1,063,579**	1,234,614
Regulatory liability	**691,394**	710,162
Accrued expenses	**548,032**	688,747
Deposits:		
Customer deposits	**99,141**	70,399
Affiliates	**499,000**	499,000
Total Current Liabilities	**3,608,238**	3,501,696
DEFERRED CREDITS AND OTHER LIABILITIES		
Deferred investment tax credits	**10,259**	15,277
Deferred income taxes	**243,963**	299,251
Deferred benefits and other	**51,361**	60,707
Accrued postretirement cost	**372,900**	179,500
Stranded cost recovery payable to electric supplier	**1,007**	557,451
Total Deferred Credits and Other Liabilities	**679,490**	1,112,186
Total Liabilities and Stockholders' Equity	**$15,868,692**	$16,294,973

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,	
	2001	**2000**
OPERATING REVENUES	**$9,518,773**	$9,149,154
OPERATING EXPENSES		
Power purchased	**5,657,746**	5,707,532
Distribution expenses:		
Operation	**222,831**	203,998
Maintenance	**329,048**	294,034
Customer accounts	**336,697**	338,780
General and administrative	**999,311**	876,659
Depreciation and amortization	**812,999**	688,909
Taxes, other than income	**494,894**	565,619
	8,853,526	8,675,531
Income from Operations	**665,247**	473,623
OTHER INCOME		
Interest and dividends	**54,759**	140,939
Gain on sale of investments	**0**	8,129
Other	**2,257**	9,799
	57,016	158,867
OTHER EXPENSES		
Interest on long-term debt	**648,620**	718,256
Other	**11,833**	16,179
	660,453	734,435
Income (Loss) before Income Taxes	**61,810**	(101,945)
INCOME TAXES		
Federal	**42,307**	3,241
State	**111,925**	5,400
	154,232	8,641
Net Loss	**($92,422)**	($110,586)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, DECEMBER 30, 1999	$2,650,633	($49,917)	$5,667	$2,606,383
Comprehensive income (loss):				
Net loss	0	(110,586)	0	(110,586)
Change in net unrealized holding gains (losses) on investments arising during the period, less reclassification adjustment	0	0	(52,379)	(52,379)
Total comprehensive loss				(162,965)
Capital contribution	500,000	0	0	500,000
BALANCE, DECEMBER 31, 2000	3,150,633	(160,503)	(46,712)	2,943,418
Comprehensive income (loss):				
Net loss	**0**	**(92,422)**	**0**	**(92,422)**
Change in net unrealized holding gains (losses) on investments arising during the period, less reclassification adjustment	**0**	**0**	**(100,751)**	**(100,751)**
Total comprehensive loss				**(193,173)**
Capital contribution	**150,000**	**0**	**0**	**150,000**
BALANCE, DECEMBER 31, 2001	**$3,300,633**	**($252,925)**	**($147,463)**	**$2,900,245**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2001	**2000**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	**($92,422)**	($110,586)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	**812,999**	688,909
Gain on sale of marketable equity securities	**0**	(8,129)
Gain (loss) on disposal of property and equipment	**(1,115)**	0
Provision for doubtful accounts	**19,533**	19,348
(Increase) decrease in assets:		
Accounts receivable	**82,755**	(137,307)
Unbilled revenue	**18,768**	(99,346)
Advances, affiliates	**(136,108)**	(1,067,260)
Inventories	**28,047**	(17,510)
Prepayments	**(7,252)**	9,766
Prepaid taxes	**68,186**	21,368
Stranded cost recovery due from customers	**440,829**	620,048
Increase (decrease) in liabilities:		
Accounts payable	**153,775**	204,849
Due for purchased electricity	**(171,035)**	179,003
Regulatory liability	**(18,768)**	99,346
Accrued expenses	**(140,715)**	498,895
Deposits	**28,742**	521,597
Deferred investment tax credits	**(5,018)**	(5,960)
Deferred income taxes	**90,709**	(156,488)
Other deferred credits and liabilities	**184,054**	157,224
Stranded cost recovery payable to electric supplier	**(556,444)**	(561,939)
Net Cash Provided by Operating Activities	**799,520**	855,828
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	**0**	(782,106)
Proceeds from sale of investments	**0**	754,447
Proceeds from disposal of property and equipment	**19,434**	0
Additions to utility plant	**(929,487)**	(1,157,917)
Other changes in utility plant, net	**(9,841)**	(30,583)
Costs related to potential acquisition	**(243,479)**	(200,030)
Other	**(2,176)**	(18,809)
Net Cash Used in Investing Activities	**(1,165,549)**	(1,434,998)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended December 31,	
	2001	**2000**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings on line of credit	**$250,000**	$ 0
Proceeds from long-term borrowings	**0**	212,169
Principal payments on long-term debt	**(52,411)**	(24,616)
Proceeds from stockholders' capital contributions	**150,000**	500,000
Net Cash Provided by Financing Activities	**347,589**	687,553
Net Increase (Decrease) in Cash	**(18,440)**	108,383
CASH - BEGINNING	**1,350,403**	1,242,020
CASH - ENDING	**$1,331,963**	$1,350,403
SUPPLEMENTARY CASH FLOWS INFORMATION		
Interest paid	**$ 648,620**	$ 718,256
Income taxes paid	**$ 40,393**	$ 130,735

See notes to consolidated financial statements.

NOTE 1 - PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

The consolidated financial statements include the accounts of C & T Enterprises, Inc. ("C & T"), a holding company, and its subsidiary, Citizens' Electric Company of Lewisburg, PA. ("Citizens"). The Companies are collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated. Citizens is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accounting System

Citizens maintains the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the Pennsylvania Public Utility Commission (PUC).

Regulation

Citizens prepares its financial statements in accordance with the provisions of Financial Accounting Standards ("FAS") 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities. Citizens records a regulatory liability for the difference between revenue recorded in the financial statements and revenue recorded for rate-making purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Citizens records revenues based on the amounts of electricity delivered to customers through the end of each accounting period.

Purchased Power

Citizens purchases power used by its customers under a wholesale contract expiring in January 2002. Effective February 1, 2002, Citizens has entered into a new wholesale contract, which expires in December 2004.

The existing wholesale contract expiring in January 2002 requires Citizens to pay the supplier's stranded costs through billing its customers $.0035 per kilowatt hour until the stranded cost obligation is paid.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Utility Plant

Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of electric plant or replacements are removed from electric plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

The depreciation is computed by the straight-line method. Depreciation charged to expense for 2001 and 2000 was $627,181 and $503,091, respectively.

Investments in Marketable Equity Securities

All marketable equity securities are classified as available for sale. These securities are recorded at fair value, based on quoted market prices and unrealized depreciation, net of taxes and are reported as a separate component of stockholders' equity. Gains and losses are determined using the specific identification method.

Cash

The Company maintains cash balances in checking and daily investments. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Inventories

Inventories of materials and supplies are stated at average cost.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Investment tax credits are accounted for by the deferral method for financial reporting purposes whereas, for income tax purposes, they reduce income taxes currently payable in the period the assets giving rise to such credits are placed in service. Under the deferral method, investment tax credits are reported as a deferred credit on the accompanying balance sheets and are amortized to income tax expense at the rate of 5% per annum.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

During 1999, C & T acquired Citizens' Electric Company of Lewisburg, PA. The excess of the total acquisition cost over the book value of the net assets acquired was being amortized over 25 years using the straight-line method through December 31, 2001. Amortization expense was $185,818 in 2001 and 2000. Management continually reviews the appropriateness of the carrying value of the goodwill and the related amortization period.

New Accounting Standard

In June of 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets". Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement will become effective for the Company in January of 2002. Upon adoption of this Statement, goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 should be accounted for in accordance with the provisions of this Statement. At December 31, 2001, the Company has goodwill of $4,103,656. Commencing January 1, 2002, the Company will no longer amortize goodwill; however, subsequent impairment reviews may result in periodic write-downs of goodwill. The Company is also required to complete a goodwill impairment test within six months of the adoption of the Statement. Except for discontinuing the amortization of goodwill, the Company has not determined the impact of adoption with respect to goodwill on the Company's financial condition or results of operations.

NOTE 3 - INVESTMENTS IN MARKETABLE EQUITY SECURITIES

The following is a summary of the Company's investments in marketable equity securities as of December 31, 2001 and 2000:

	2001	2000
Aggregate cost	**$907,450**	$907,450
Gross unrealized appreciation	**10,750**	78,481
Gross unrealized depreciation	**(259,358)**	(157,681)
	$658,842	$828,250

Proceeds, gross gains and gross losses from the sale of securities were $754,447, $42,324 and $34,195, respectively, for the year ended December 31, 2000. There were no sales of securities in 2001.

NOTE 4 - NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consists of a note payable to the National Cooperative Services Corporation ("NCSC"). Principal is due in quarterly installments through 2033 with interest at the NCSC Variable Rate of 5.35% and 8.70% at December 31, 2001 and 2000, respectively.

The loan agreement contains provisions which, among other things, require a minimum debt service coverage ratio, restrict mergers, changes in ownership and sale of assets, and limit dividends, investments and loans. The Company's debt service coverage ratio for 2001 was 1.95.

C & T has a $500,000 revolving line of credit from NCSC available until February 2004 with interest at a rate fixed periodically by NCSC not to exceed The Wall Street Journal prime rate plus 1%. At December 31, 2001 and 2000, there were borrowings outstanding on the line of credit of $250,000 and $-0-, respectively.

Both of the above credit facilities are collateralized by substantially all of the consolidated assets of the Company. Additionally, the loans are guaranteed by Citizens Electric Company.

In 2001, C & T entered into a $1,000,000 unsecured revolving credit facility. Borrowings under this facility carry a variable interest rate equal to CoBank's National Variable Rate in effect at the time of the loan or at a negotiated fixed interest rate. This credit facility expires on October 1, 2002. There were no borrowings outstanding under this line at December 31, 2001.

NOTE 4 - NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

The estimated amounts of maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows:

2002	$ 56,954
2003	61,891
2004	67,256
2005	73,086
2006	79,421

NOTE 5 - INCOME TAX MATTERS

Net deferred tax assets and liabilities consist of the following components as of December 31, 2001 and 2000:

	2001	2000
Deferred tax asset	$614,587	$545,065
Valuation allowance	(104,279)	0
	510,308	545,065
Deferred tax liabilities	(400,791)	(413,496)
	$109,517	$131,569

Deductible temporary differences giving rise to deferred tax assets related primarily to deferred compensation, accrued vacation, postretirement cost, regulatory liability, unrealized depreciation on investments and state net operating loss carryforwards. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant.

The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2001 and 2000 as follows:

	2001	2000
Current assets	$353,480	$430,820
Noncurrent liabilities	(243,963)	(299,251)
	$109,517	$131,569

NOTE 5 - INCOME TAX MATTERS (CONTINUED)

The provision for income taxes charged to operations for the years ended December 31, 2001 and 2000 consists of the following:

	2001	2000
Federal:		
Current tax expense	**$ 8,970**	$101,927
Amortization of investment credits	**(5,018)**	(5,959)
Deferred tax expense (benefit)	**38,355**	(92,727)
	42,307	3,241
State:		
Current tax expense	**59,571**	69,168
Deferred tax expense (benefit)	**52,354**	(63,768)
	111,925	5,400
	$154,232	$ 8,641

The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income (loss) for the years ended December 31, 2001 and 2000 due to the following:

	2001	2000
Statutory income tax expense (benefit)	**$ 25,091**	($41,383)
Increase (decrease) in income taxes resulting from:		
Goodwill amortization	**75,435**	75,430
Tax exempt income	**(1,276)**	(16,104)
Amortization of investment tax credits	**(5,018)**	(5,959)
Valuation allowance, net of federal tax effect	**68,660**	0
Other	**(8,660)**	(3,343)
	$154,232	$ 8,641

The Company has approximately $1,040,000 of net operating loss carryforwards for state income tax purposes which expire between the years 2009 and 2011. A valuation allowance of $104,279 was recorded during 2001 for these state loss carryforwards which may expire unutilized.

NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

Effective January 1, 2000, the Company entered the National Rural Electric Cooperative Association ("NRECA") Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with the plan provisions. Contributions to this plan were $601,131 and $553,456 of which $503,388 and $477,346 was reimbursed by affiliates in 2001 and 2000, respectively. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act") may, under certain circumstances, cause the Company to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. The Company has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon the Company's proportional share of the plan's unfunded vested benefits. The Company has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any.

Effective January 1, 2000, the Company adopted the NRECA SelectRE Pension Plan ("SelectRE Plan"). The Company makes a matching contribution of 200 percent of the employees' contributions, up to 2.5 percent of compensation. Contributions to the Plan were $243,624 and $222,984 of which $204,013 and $185,790 was reimbursed by affiliates in 2001 and 2000, respectively.

C & T adopted a postretirement health care plan for substantially all employees, effective January 1, 2000. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amount of accrued benefit cost of the plan as of December 31, 2001 and 2000:

	2001	**2000**
Accrued benefit cost	**$372,900**	$179,500
Amounts allocated to affiliates	**(312,100)**	(152,300)
Accrued Benefit Cost Attributable to the Company	**$ 60,800**	$ 27,200
Company's allocation of benefit expense	**$ 33,600**	$ 27,200
Discount rate	**7.25%**	7.75%

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2001. The rate was assumed to decrease gradually to 5.5% in 2007 and remain at that level thereafter.

NOTE 7 - COMPREHENSIVE INCOME (LOSS)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all nonowner changes in equity, and consists of net income and unrealized gains and losses on available for sale securities.

The components of other comprehensive income and related tax effects for the years ended December 31, 2001 and 2000 are as follows:

	2001	**2000**
Unrealized holding losses on available for sale securities, net of tax benefits 2001 $68,657; 2000 $32,498	**($100,751)**	($47,549)
Reclassification adjustment for gains included in net income, net of taxes 2001 $-0-; 2000 $3,299	**0**	(4,830)
Net Unrealized Losses	**($100,751)**	($52,379)

NOTE 8 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company's activities involve significant transactions with its affiliates. As of and for the years ended December 31, 2001 and 2000, transactions included in the financial statements approximated the following amounts:

	2001	**2000**
Rent revenue	**$ 285,442**	$ 137,110
Administrative fee revenue	**0**	116,202
Advances and accounts receivable	**1,203,368**	1,067,260
Deposits	**499,000**	499,000

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Citizens' has guaranteed payment under a $1,500,000 letter of credit of an affiliate. This letter of credit was obtained by an affiliate and is held by Citizens' power supplier.

Prior to April 1, 1998, Citizens had an Energy Cost Rate (ECR) in its tariff. The ECR was a method which allowed Citizens to pass through to its customers on an estimated basis all costs of purchased power in excess of those included in its base rates. An annual accounting under the ECR was required and any actual over or underrecovered costs were adjusted through the ECR formula for the following ECR year. In January 1998, Citizens notified the PUC that it intended to roll the ECR into its base rates effective April 1, 1998. Since that time, Citizens' classes of service are no longer subject to the ECR. In February 2000, the PUC notified Citizens that it had overcollected approximately $159,000 from customers in 1998 under the ECR. The PUC is recommending the refunding of the overcollection to customers over an appropriate period. Citizens disagrees with the PUC's finding and is contesting the refund.

NOTE 10 - PENDING ACQUISITION

On October 4, 2000, the Company entered into an agreement to acquire the assets of Valley Cities Gas Service and Waverly Gas Service, divisions of NUI Corporation. The purchase price for the assets is $15,000,000 plus the assumption of certain liabilities. The purchase price will be increased up to an additional $3,000,000 upon the occurrence of certain events. The acquisition is contingent upon certain conditions, including the approval of the appropriate regulatory authorities.

NOTE 11 - SUBSEQUENT EVENT

Citizens cost of power will increase under a new wholesale contract effective February 2002. In January 2002, Citizens received approval from the PUC to increase generation charges to customers for the increase in power costs.


Beard Miller
Company LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
C & T Enterprises, Inc.
Lewisburg, Pennsylvania

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Beard Miller Company LLP

Reading, Pennsylvania
February 7, 2002

C & T ENTERPRISES, INC.

CONSOLIDATING BALANCE SHEET, BY COMPANY

ASSETS

	December 31, 2001			
	C & T Enterprises, Inc.	Citizens' Electric Company of Lewisburg, PA.	Eliminations	Consolidated
UTILITY PLANT				
Electric plant in service	$ 1,129,664	$11,104,721	$ 0	$12,234,385
Accumulated depreciation	(330,976)	(5,377,429)	0	(5,708,405)
	798,688	5,727,292	0	6,525,980
Construction work in progress, at cost	67,500	0	0	67,500
Total Utility Plant, Net	866,188	5,727,292	0	6,593,480
OTHER PROPERTY AND INVESTMENTS				
Nonutility property	0	21,704	0	21,704
Investments, marketable equity securities	0	658,842	0	658,842
Investment in Citizens' Electric Company	6,772,668	0	(6,772,668)	0
Goodwill, less accumulated amortization	0	3,978,203	125,453	4,103,656
Costs related to pending acquisition of business	443,509	0	0	443,509
Other	0	6,079	0	6,079
Total Other Property and Investments	7,216,177	4,664,828	(6,647,215)	5,233,790
CURRENT ASSETS				
Cash, primarily interest bearing	276,711	1,055,252	0	1,331,963
Accounts receivable:				
Customers	0	272,425	0	272,425
Unbilled revenue	0	691,394	0	691,394
Other	0	6,690	0	6,690
Advances, affiliates	1,017,594	97,060	(223,386)	891,268
Materials and supplies	0	91,085	0	91,085
Prepayments	8,910	8,944	0	17,854
Prepaid taxes	368,985	(335,068)	0	33,917
Deferred income tax charges	0	353,480	0	353,480
Note receivable, Citizens' Electric	3,678,686	0	(3,678,686)	0
Total Current Assets	5,350,886	2,241,262	(3,902,072)	3,690,076
DEFERRED ASSETS, DEBITS AND OTHER				
Accounts receivable, affiliates	366,500	0	(54,400)	312,100
Other	39,246	0	0	39,246
Total Deferred Assets, Debits and Other	405,746	0	(54,400)	351,346
Total Assets	$13,838,997	$12,633,382	($10,603,687)	$15,868,692

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2001			
	C & T Enterprises, Inc.	Citizens' Electric Company of Lewisburg, PA.	Eliminations	Consolidated
STOCKHOLDERS' EQUITY				
Common stock	$ 3,300,633	$ 1,394,720	($1,394,720)	$ 3,300,633
Additional paid-in capital	0	54,940	(54,940)	0
Capital stock expense	0	(7,124)	7,124	0
Retained earnings (deficit)	(252,925)	5,557,790	(5,557,790)	(252,925)
Accumulated other comprehensive loss	0	(132,750)	(14,713)	(147,463)
	3,047,708	6,867,576	(7,015,039)	2,900,245
Treasury stock, at cost	0	(367,824)	367,824	0
Total Stockholders' Equity	3,047,708	6,499,752	(6,647,215)	2,900,245
LONG-TERM DEBT	8,680,719	0	0	8,680,719
CURRENT LIABILITIES				
Line of credit	250,000	0	0	250,000
Note payable to C & T	0	3,678,686	(3,678,686)	0
Current maturities of long-term debt	56,954	0	0	56,954
Accounts payable	314,284	125,532	(39,678)	400,138
Due for purchased electricity	0	1,063,579	0	1,063,579
Regulatory liability	0	691,394	0	691,394
Accrued expenses	502,778	138,262	(93,008)	548,032
Deposits:				
Customer deposits	0	99,141	0	99,141
Affiliates	589,700	0	(90,700)	499,000
Total Current Liabilities	1,713,716	5,796,594	(3,902,072)	3,608,238
DEFERRED CREDITS AND OTHER LIABILITIES				
Deferred investment tax credits	0	10,259	0	10,259
Deferred income taxes	23,954	220,009	0	243,963
Deferred benefits and other	0	51,361	0	51,361
Accrued postretirement cost	372,900	54,400	(54,400)	372,900
Stranded cost recovery payable to electric supplier	0	1,007	0	1,007
Total Deferred Credits and Other Liabilities	396,854	337,036	(54,400)	679,490
Total Liabilities and Stockholders' Equity	$13,838,997	$12,633,382	($10,603,687)	$15,868,692

CONSOLIDATING STATEMENT OF INCOME, BY COMPANY

	Year Ended December 31, 2001			
	C & T Enterprises, Inc.	Citizens' Electric Company of Lewisburg, PA.	Eliminations	Consolidated
OPERATING REVENUES	$285,442	$9,233,331	$ 0	$9,518,773
OPERATING EXPENSES				
Power purchased	0	5,657,746	0	5,657,746
Distribution expenses:				
Operation	0	222,831	0	222,831
Maintenance	0	329,048	0	329,048
Customer accounts	0	336,697	0	336,697
General and administrative	165,877	833,434	0	999,311
Depreciation and amortization	203,944	603,382	5,673	812,999
Taxes, other than income	3,436	491,458	0	494,894
	373,257	8,474,596	5,673	8,853,526
Income (Loss) from Operations	(87,815)	758,735	(5,673)	665,247
OTHER INCOME				
Interest and dividends	277,957	51,358	(274,556)	54,759
Other	237,491	1,150	(236,384)	2,257
	515,448	52,508	(510,940)	57,016
OTHER EXPENSES				
Interest	643,885	279,291	(274,556)	648,620
Other	0	11,833	0	11,833
	643,885	291,124	(274,556)	660,453
Income (Loss) before Income Taxes (Benefits)	(216,252)	520,119	(242,057)	61,810
INCOME TAXES (BENEFITS)				
Federal	(163,034)	205,341	0	42,307
State	39,204	72,721	0	111,925
	(123,830)	278,062	0	154,232
Net Income (Loss)	($92,422)	$ 242,057	($242,057)	($92,422)

Exhibit FS-2

Citizens' Electric Company of Lewisburg, PA.

FINANCIAL REPORT

DECEMBER 31, 2001

TABLE OF CONTENTS

	PAGE NO.

FINANCIAL STATEMENTS:

SUPPLEMENTARY INFORMATION:


Beard Miller
Company LLP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Citizens' Electric Company of Lewisburg, PA.
Lewisburg, Pennsylvania

We have audited the accompanying balance sheets of Citizens' Electric Company of Lewisburg, Pa., a majority-owned subsidiary of C & T Enterprises, Inc., as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citizens' Electric Company of Lewisburg, Pa. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Reading, Pennsylvania
February 7, 2002

ASSETS

	December 31,	
	2001	**2000**
UTILITY PLANT		
Electric plant in service	**$11,104,721**	$10,692,426
Accumulated depreciation	**(5,377,429)**	(5,110,477)
	5,727,292	5,581,949
Construction work in progress, at cost	**0**	6,382
Total Utility Plant, Net	**5,727,292**	5,588,331
OTHER PROPERTY AND INVESTMENTS		
Nonutility property	**21,704**	21,704
Investments, marketable equity securities	**658,842**	828,250
Goodwill, less accumulated amortization 2001 $525,423; 2000 $345,278	**3,978,203**	4,158,348
Other	**6,079**	3,903
Total Other Property and Investments	**4,664,828**	5,012,205
CURRENT ASSETS		
Cash, primarily interest bearing	**1,055,252**	1,129,025
Accounts receivable:		
Customers, less allowance for uncollectible accounts 2001 $93,247; 2000 $90,857	**272,425**	404,739
Unbilled revenues	**691,394**	710,162
Other	**6,690**	5,981
Advances, affiliates	**97,060**	97,060
Materials and supplies	**91,085**	119,132
Prepayments	**8,944**	8,435
Deferred income taxes	**353,480**	430,820
Total Current Assets	**2,576,330**	2,905,354
DEFERRED ASSET, stranded cost recovery due from customers	**0**	440,829
Total Assets	**$12,968,450**	$13,946,719

See notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2001	2000
STOCKHOLDERS' EQUITY		
Common stock, par value $ 10 per share; authorized 200,000 shares; issued 139,472 shares; outstanding 134,816 shares	**$ 1,394,720**	$ 1,394,720
Paid-in capital	**54,940**	54,940
Capital stock expense	**(7,124)**	(7,124)
Retained earnings	**5,557,790**	5,315,733
Accumulated other comprehensive loss	**(132,750)**	(31,999)
	6,867,576	6,726,270
Cost of 4,656 shares of treasury stock, at cost	**(367,824)**	(367,824)
Total Stockholders' Equity	**6,499,752**	6,358,446
CURRENT LIABILITIES		
Note payable to parent	**3,678,686**	4,104,129
Accounts payable	**125,532**	133,704
Due for purchased electricity	**1,063,579**	1,234,614
Regulatory liability	**691,394**	710,162
Accrued expenses	**138,262**	260,283
Customer deposits	**99,141**	70,399
Accrued taxes	**335,068**	101,683
Total Current Liabilities	**6,131,662**	6,614,974
DEFERRED CREDITS AND OTHER LIABILITIES		
Deferred investment tax credits	**10,259**	15,277
Deferred income taxes	**220,009**	316,666
Deferred benefits	**51,361**	56,705
Accrued postretirement cost	**54,400**	27,200
Stranded cost recovery payable to electric supplier	**1,007**	557,451
Total Deferred Credits and Other Liabilities	**337,036**	973,299
Total Liabilities and Stockholders' Equity	**$12,968,450**	$13,946,719

STATEMENTS OF INCOME

	Years Ended December 31,	
	2001	2000
OPERATING REVENUES	$9,233,331	$8,955,909
POWER PURCHASED	(5,657,746)	(5,707,532)
Operating Revenues in Excess of Power Purchased	3,575,585	3,248,377
OTHER OPERATING EXPENSES		
Distribution expenses:		
Operation	222,831	203,998
Maintenance	329,048	294,034
Customer accounts	336,697	338,780
General and administrative	833,434	827,757
Depreciation and amortization	603,382	585,339
Taxes, other than income	491,458	563,442
	2,816,850	2,813,350
Income from Operations	758,735	435,027
OTHER INCOME		
Interest and dividends	51,358	132,754
Gain on sale of investments	0	248,076
Other income	1,150	9,743
	52,508	390,573
OTHER EXPENSES		
Interest	279,291	397,167
Other	11,833	16,179
	291,124	413,346
Income before Income Taxes	520,119	412,254
INCOME TAXES		
Federal	205,341	164,865
State	72,721	56,439
	278,062	221,304
Net Income	$ 242,057	$ 190,950

See notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Capital Stock Expense	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE - DECEMBER 31, 1999	$1,394,720	$54,940	($7,124)	$5,124,783	($362,847)	$162,924	$6,367,396
Comprehensive income (loss):							
Net income	0	0	0	190,950	0	0	190,950
Change in net unrealized holding gains (losses) on investments arising during the period, less reclassification adjustment	0	0	0	0	0	(194,923)	(194,923)
Total Comprehensive Loss							(3,973)
Purchase of 63 shares of treasury stock, at cost	0	0	0	0	(4,977)	0	(4,977)
BALANCE - DECEMBER 31, 2000	1,394,720	54,940	(7,124)	5,315,733	(367,824)	(31,999)	6,358,446
Comprehensive income:							
Net income	0	0	0	242,057	0	0	242,057
Change in net unrealized holding gains (losses) on investments arising during the period, less reclassification adjustment	0	0	0	0	0	(100,751)	(100,751)
Total Comprehensive Income							141,306
BALANCE - DECEMBER 31, 2001	$1,394,720	$54,940	($ 7,124)	$5,557,790	($ 367,824)	($ 132,750)	$6,499,752

See notes to financial statements.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2001	**2000**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$ 242,057**	$ 190,950
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**603,382**	585,339
Gain on sale of marketable equity securities	**0**	(248,076)
Provision for doubtful accounts	**19,533**	19,348
(Increase) decrease in assets:		
Accounts receivable	**112,072**	(234,523)
Unbilled revenue	**18,768**	(99,346)
Inventories	**28,047**	(17,510)
Prepayments	**(509)**	8,169
Prepaid taxes	**0**	33,277
Stranded cost recovery due from customers	**440,829**	620,048
Increase (decrease) in liabilities:		
Accounts payable	**(8,172)**	93,066
Due for purchased electricity	**(171,035)**	179,003
Regulatory liability	**(18,768)**	99,346
Accrued expenses	**(100,165)**	70,431
Customer deposits	**28,742**	22,597
Accrued taxes	**233,385**	101,683
Deferred investment tax credits	**(5,018)**	(5,960)
Deferred income taxes	**49,340**	(55,608)
Other deferred credits and liabilities	**0**	922
Stranded cost recovery payable to electric supplier	**(556,444)**	(561,939)
Net Cash Provided by Operating Activities	**916,044**	801,217
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	**0**	(782,106)
Proceeds from sale of investments	**0**	754,447
Additions to utility plant	**(542,751)**	(498,001)
Other changes in utility plant, net	**(19,447)**	(30,583)
Cash surrender value of officers' life insurance	**(2,176)**	(3,903)
Net Cash Used in Investing Activities	**(564,374)**	(560,146)

See notes to financial statements.

STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended December 31,	
	2001	**2000**
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on note payable to parent	**($425,443)**	($278,427)
Purchase of treasury stock	**0**	(4,977)
Net Cash Used in Financing Activities	**(425,443)**	(283,404)
Decrease in Cash	**(73,773)**	(42,333)
CASH – BEGINNING	**1,129,025**	1,171,358
CASH – ENDING	**$1,055,252**	$1,129,025
SUPPLEMENTARY CASH FLOWS INFORMATION		
Interest paid	**$ 279,291**	$ 397,167
Income taxes paid	**$ 40,393**	$ 130,735

See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS

The Company is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Effective February 8, 1999, C & T Enterprises, Inc. (C & T) acquired 97% of the Company's outstanding shares. The majority of the remaining shares were purchased by the Company as treasury stock.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accounting System

The Company maintains the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the Pennsylvania Public Utility Commission (PUC).

Regulation

The Company prepares its financial statements in accordance with the provisions of Financial Accounting Standards ("FAS") 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities. The Company records a regulatory liability for the difference between revenue recorded in the financial statements and revenue recorded for rate-making purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recorded based on the amounts of electricity delivered to customers through the end of each accounting period.

Purchased Power

The Company purchases power used by its customers under a wholesale contract expiring in January 2002. Effective February 1, 2002, the Company has entered into a new wholesale contract, which expires in December 2004.

The existing wholesale contract expiring in January 2002 requires the Company to pay the supplier's stranded costs through billing its customers $.0035 per kilowatt hour until the stranded cost obligation is paid.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Utility Plant

Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of electric plant or replacements are removed from electric plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

The depreciation is computed by the straight-line method over the estimated useful asset lives, which are 25 years for utility plant, 33 years for general plant and 8 to 15 years for equipment. Depreciation charged to expense for 2001 and 2000 was $423,237 and $405,194, respectively.

Investments in Marketable Equity Securities

All marketable equity securities are classified as available for sale. These securities are recorded at fair value, based on quoted market prices and unrealized appreciation and depreciation, net of taxes and are reported as a separate component of stockholders' equity. Gains and losses are determined using the specific identification method.

Goodwill

During 1999, the Company acquired from C & T an intangible asset equal to the excess of the acquisition costs incurred by C & T to acquire the Company over the net assets of the Company. This intangible asset was being amortized over 25 years by the straight-line method through December 31, 2001. Amortization expense for 2001 and 2000 was $180,145. Management continually reviews the appropriateness of the carrying value of the intangible asset and the related amortization period.

Cash

The Company maintains its cash balances in checking and daily investments fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Inventories

Inventories of materials and supplies are stated at average cost.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent company. The Company's federal income tax expense is computed using the separate return method for intercorporate tax allocation.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Investment tax credits are accounted for by the deferral method for financial reporting purposes whereas, for income tax purposes, they reduce income taxes currently payable in the period the assets giving rise to such credits are placed in service. Under the deferral method, investment tax credits are reported as a deferred credit on the accompanying balance sheets and are amortized to income tax expense at the rate of 5% per annum.

New Accounting Standard

In June of 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement will become effective for the Company in January of 2002. Upon adoption of this Statement, goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 should be accounted for in accordance with the provisions of this Statement. At December 31, 2001, the Company has goodwill of $3,978,203. Commencing January 1, 2002, the Company will no longer amortize goodwill; however, subsequent impairment reviews may result in periodic write-downs of goodwill. The Company is also required to complete a goodwill impairment test within six months of the adoption of the Statement. Except for discontinuing the amortization of goodwill, the Company has not determined the impact of adoption with respect to goodwill on the Company's financial condition or results of operations.

Reclassification

Certain reclassifications were made to the 2000 financial statement presentation in order to conform to the 2001 financial statement presentation format.

NOTE 3 - INVESTMENTS IN MARKETABLE EQUITY SECURITIES

The following is a summary of the Company's investments in marketable equity securities as of December 31, 2001 and 2000:

	2001	2000
Aggregate cost	**$882,113**	$882,113
Gross unrealized appreciation	**26,002**	93,687
Gross unrealized depreciation	**(249,273)**	(147,550)
	$658,842	$828,250

Proceeds, gross gains and gross losses from the sale of securities were $754,447, $254,154 and $6,078 for the year ended December 31, 2000. There were no sales of securities in 2001.

NOTE 4 - NOTES PAYABLE

The Company has a note payable to its parent company. Interest is payable quarterly at the prime rate as quoted in The Wall Street Journal. The interest rate at December 31, 2001 and 2000 was 4.75% and 9.50%, respectively. Principal is due on demand. The amount outstanding at December 31, 2001 and 2000 was $3,678,686 and $4,104,129, respectively. The amount of interest expense on this debt was $274,556 and $396,574 for the years ended December 31, 2001 and 2000, respectively.

The Company maintains a line of credit with its parent company for up to $500,000. Interest under this line of credit earns interest at their prime rate plus 1%. There were no outstanding borrowings under the line at December 31, 2001.

NOTE 5 - INCOME TAX MATTERS

Net deferred tax assets and liabilities consist of the following components as of December 31, 2001 and 2000:

	2001	2000
Deferred tax assets	**$510,308**	$486,737
Deferred tax liabilities	**(376,837)**	(372,583)
	$133,471	$114,154

Deductible temporary differences giving rise to deferred tax assets related primarily to deferred compensation, accrued vacation, postretirement cost, regulatory liability and unrealized depreciation on investments. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant.

NOTE 5 - INCOME TAX MATTERS (CONTINUED)

The deferred tax amounts mentioned previously have been classified on the accompanying balance sheets as of December 31, 2001 and 2000 as follows:

	2001	2000
Current assets	**$353,480**	$430,820
Noncurrent liabilities	**(220,009)**	(316,666)
	$133,471	$114,154

The provision for income taxes charged to operations for the years ended December 31, 2001 and 2000 consists of the following:

	2001	2000
Federal:		
Current tax expense	**$174,169**	$213,710
Amortization of investment credits	**(5,018)**	(5,959)
Deferred tax expense (benefit)	**36,190**	(42,886)
	205,341	164,865
State:		
Current tax expense	**59,571**	69,168
Deferred tax expense (benefit)	**13,150**	(12,729)
	72,721	56,439
	$278,062	$221,304

The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income for the years ended December 31, 2001 and 2000 due to the following:

	2001	2000
Statutory income tax expense	**$211,134**	$167,348
Increase (decrease) in income taxes resulting from:		
Goodwill amortization	**73,126**	73,126
Tax exempt income	**(1,276)**	(16,105)
Amortization of investment tax credits	**(5,018)**	(5,959)
Other	**96**	2,894
	$278,062	$221,304

Accrued taxes include federal income tax due to its parent of $344,960 at December 31, 2001 and $174,317 at December 31, 2000.

NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS

Effective January 1, 2000, C & T entered the National Rural Electric Cooperative Association ("NRECA") Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act") may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $97,743 and $76,110 for its share of the contributions for the years ended December 31, 2001 and 2000, respectively.

Effective January 1, 2000, C & T adopted the NRECA SelectRE Pension Plan ("SelectRE Plan"). C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $39,611 and $37,194 for its share of the contributions for the years ended December 31, 2001 and 2000, respectively.

C & T adopted a postretirement health care plan covering substantially all employees, effective January 1, 2000. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amounts of accrued benefit cost of the C & T plan and the Company's allocation as of December 31, 2001 and 2000:

	2001	**2000**
Benefit obligation	**$1,198,500**	$987,500
Accrued benefit cost	**$ 372,900**	$179,500
Company's allocation of accrued benefit cost	**$ 54,400**	$ 27,200
Company's allocation of benefit expense	**$ 27,200**	$ 27,200
Discount rate	**7.25%**	7.75%

NOTE 6 - PENSION PLANS AND POSTRETIREMENT BENEFIT PLANS (CONTINUED)

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2001. The rate was assumed to decrease gradually to 6.5% in 2007 and remain at that level thereafter.

NOTE 7 - COMPREHENSIVE INCOME (LOSS)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all nonowner changes in equity, and consists of net income and unrealized gains and losses on available for sale securities.

The components of other comprehensive income and related tax effects for the years ended December 31, 2001 and 2000 are as follows:

	2001	**2000**
Unrealized holding losses on available for sales securities, net of tax benefits 2001 $(68,657); 2000 $(32,498)	**($100,751)**	($47,547)
Reclassification adjustment for gains included in net income, net of taxes 2001 $-0-; 2000 $100,702	**0**	(147,376)
	($100,751)	($194,923)

NOTE 8 - RELATED PARTY TRANSACTIONS

Effective December 31, 1999, the Company's employees were transferred to C & T. The Company entered into a contract for services with C & T effective January 1, 2000 to purchase all employee services. The contract has an initial term of three years with annual renewals thereafter.

NOTE 8 - RELATED PARTY TRANSACTIONS (CONTINUED)

In the ordinary course of business, the Company's activities involve significant transactions with its parent and affiliates. As of and for the years ended December 31, 2001 and 2000, the transactions included in the financial statements approximated the following amounts:

	2001	2000
Rent expense	**$108,100**	$ 93,110
Administrative fees	**72,024**	60,400
Interest expense	**274,556**	396,574
Note payable	**3,678,686**	4,104,129
Advance, affiliates	**97,060**	97,060

The Company paid the parent $943,328 and $889,228 for payroll and $358,163 and $316,675 for benefits in 2001 and 2000, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company has guaranteed its parent company's debt. The balance of such debt at December 31, 2001 is $8,987,673.

The Company has guaranteed payment under a $1,500,000 letter of credit of an affiliate. This letter of credit was obtained by an affiliate and is held by Citizen's power supplier.

Prior to April 1, 1998, the Company had an Energy Cost Rate (ECR) in its tariff. The ECR was a method which allowed the Company to pass through to its customers on an estimated basis all costs of purchased power in excess of those included in its base rates. An annual accounting under the ECR was required and any actual over or underrecovered costs were adjusted through the ECR formula for the following ECR year. In January 1998, the Company notified the PUC that it intended to roll the ECR into its base rates effective April 1, 1998. Since that time, the Company's classes of service are no longer subject to the ECR. In February 2000, the PUC notified the Company that it had overcollected approximately $159,000 from customers in 1998 under the ECR. The PUC is recommending the refunding of the overcollection to customers over an appropriate period. The Company disagrees with the PUC's finding and is contesting the refund.

NOTE 10 - SUBSEQUENT EVENT

The Company's cost of power will increase under a new wholesale contract effective February 2002. In January 2002, the Company received approval from the PUC to increase generation charges to customers for the increase in power costs.



INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Citizens' Electric Company of Lewisburg, PA.
Lewisburg, Pennsylvania

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Reading, Pennsylvania
February 7, 2002

COMPARATIVE FINANCIAL STATISTICS

	2001	2000	1999	1998	1997
INCOME STATISTICS					
OPERATING REVENUES	$9,233,331	$8,955,909	$8,751,675	$9,290,397	$9,272,135
POWER PURCHASED	5,657,746	5,707,532	5,557,678	6,021,914	6,541,335
OTHER OPERATING EXPENSES	2,816,850	2,813,350	2,514,084	2,089,115	2,094,991
Income from Operations	758,735	435,027	679,913	1,179,368	635,809
OTHER INCOME (EXPENSE), NET	(238,616)	(22,773)	(121,339)	230,901	119,615
Income before Income Taxes	520,119	412,254	558,574	1,410,269	755,424
INCOME TAXES	278,062	221,304	269,256	543,616	276,229
Net Income	$ 242,057	$ 190,950	$ 289,318	$ 866,653	$ 479,195
DIVIDENDS PAID	$ 0	$ 0	$ 0	$ 245,471	$ 243,645
BALANCE SHEET STATISTICS					
Working capital	($3,555,332)	($3,709,620)	($3,672,980)	$1,009,604	$ 661,374
Total stockholders' equity	6,499,752	6,358,446	6,367,396	6,509,627	5,856,867
PER SHARE STATISTICS					
Basic and diluted earnings per share	$1.79	$1.42	$2.11	$6.21	$3.46
Book value per share	48.21	47.16	47.21	46.67	42.28
Dividends per share	0	0	0	1.76	1.76

*Working capital includes a note payable to parent of $3,678,686, $4,104,129 and $4,382,556 at December 31, 2001, 2000 and 1999, respectively.

UTILITY PLANT AND ACCUMULATED DEPRECIATION

		Utility Plant				Accumulated Depreciation						
Acct. No.	Account	Cost January 1, 2001	Additions	Retire-ments	Cost December 31, 2001	Balance January 1, 2001	Retire-ments	Cost of Removals	Salvage Received	Depreciation Rate	Depreciation Amount	Balance December 31, 2001
301	Organization	$ 968	$ 0	$ 0	$ 968	$ 0	$ 0	$ 0	$ 0	0.000	$ 0	$ 0
302	Franchises and consents	27	0	0	27	0	0	0	0	0.000	0	0
360	Land and land rights	11,917	0	0	11,917	0	0	0	0	0.000	0	0
362	Station equipment	715,710	0	0	715,710	391,259	0	0	0	4.000	22,387	413,646
364	Poles, towers and fixtures	1,930,944	88,043	21,953	1,997,034	1,103,458	21,953	11,341	2,665	4.125	81,015	1,153,844
365	Overhead conductors and devices	2,405,403	178,464	51,518	2,532,349	843,216	51,518	25,172	10,369	4.000	98,755	875,650
367	Underground conductors and devices	1,037,621	90,221	12,983	1,114,859	381,545	12,983	1,103	10,256	4.000	43,050	420,765
368	Line transformers	1,432,442	53,077	22,702	1,462,817	853,581	22,702	2,903	2,952	4.000	56,065	886,993
369	Services	1,157,603	50,987	12,106	1,196,484	317,757	12,106	5,889	1,370	4.000	47,082	348,214
370	Meters	507,522	30,661	7,240	530,943	277,482	7,240	289	0	4.000	20,769	290,722
373	Street lighting and signal systems	295,534	9,580	5,212	299,902	112,457	5,212	1,423	1,062	4.000	11,909	118,793
390	Structures and improve-ments, general plant	540,131	0	0	540,131	266,807	0	0	0	3.000	16,204	283,011
391	Office furniture and equipment	116,791	43,048	3,124	156,715	57,657	3,124	0	0	VARIOUS	20,742	75,275
392	Transportation equipment	373,786	0	0	373,786	373,787	0	0	0	12.500	0	373,787
393	Stores equipment	28,273	0	0	28,273	28,273	0	0	0	6.666	0	28,273
394	Tools, shop and garage equipment	35,478	1,940	0	37,418	34,828	0	0	0	10.000	172	35,000
395	Laboratory equipment	50,591	0	0	50,591	32,898	0	0	0	6.666	3,372	36,270
396	Power operated equipment	11,845	0	0	11,845	11,845	0	0	0	0.000	0	11,845
397	Communication equipment	38,512	3,112	0	41,624	22,404	0	0	0	6.666	1,625	24,029
398	Miscellaneous equipment	1,328	0	0	1,328	1,223	0	0	0	6.666	89	1,312
		10,692,426	549,133	136,838	11,104,721	$5,110,477	$136,838	$48,120	$28,674		$423,236	$5,377,429
107	Construction work-in-progress	6,382	(6,382) (N)	0	0							
		$10,698,808	$542,751	$136,838	$11,104,721							

(N) Net decrease

PREPAID AND ACCRUED TAXES

	December 31,	
	2001	**2000**
State gross receipts tax	**($14,047)**	($13,262)
State public utility realty tax	**4,530**	19,500
State capital stock and corporate loans taxes	**8,701**	13,513
State income tax	**10,776**	53,010
Federal income tax	**(344,960)**	(174,317)
Other	**(68)**	(127)
	($335,068)	($101,683)

OPERATING REVENUES AND TAXES, OTHER THAN INCOME

	Years Ended December 31,	
	2001	**2000**
OPERATING REVENUES		
Residential sales	**$4,188,989**	$4,075,283
Commercial and industrial sales	**4,889,715**	4,724,593
Public street and highway lighting sales	**98,006**	98,602
Customers' forfeited discounts	**29,684**	25,887
Rent from electric property	**26,025**	25,095
Other electric revenues	**912**	6,449
	$9,233,331	$8,955,909
TAXES, OTHER THAN INCOME		
Payroll taxes	**$ 84,254**	$ 67,671
State capital stock	**33,600**	38,128
State corporate loans	**0**	24
State gross receipts	**411,663**	472,201
State PUC assessment	**0**	13,159
State use tax	**919**	883
State public utility realty tax	**20,000**	12,827
	550,436	604,893
Payroll taxes charged on work orders	**(58,978)**	(41,451)
	$ 491,458	$ 563,442

DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES

	Years Ended December 31,			
	2001	**2000**	**Increase (Decrease)**	**% Change**
DISTRIBUTION, OPERATION EXPENSES				
Station	**$ 4,190**	$ 2,529	$ 1,661	65.68
Overhead lines	**118,802**	112,374	6,428	5.72
Underground lines	**29,762**	16,563	13,199	79.69
Street lighting and signal system	**6,966**	5,789	1,177	20.33
Meters	**59,177**	62,348	(3,171)	(5.09)
Customer installations	**2,957**	3,446	(489)	(14.19)
Rents	**977**	949	28	2.95
	$222,831	$203,998	$18,833	9.23
DISTRIBUTION, MAINTENANCE EXPENSES				
Station equipment	**$ 10,171**	$ 4,306	$ 5,865	136.21
Overhead lines	**277,075**	260,980	16,095	6.17
Underground lines	**18,336**	16,798	1,538	9.16
Line transformers	**15,046**	4,310	10,736	249.10
Street lighting and signal system	**6,802**	5,740	1,062	18.50
Meters	**1,618**	1,900	(282)	(14.84)
	$329,048	$294,034	$35,014	11.91
CUSTOMER ACCOUNTS EXPENSES				
Meter reading	**$185,638**	$193,687	($8,049)	(4.16)
Customer records and collection	**131,526**	125,365	6,161	4.91
Uncollectible accounts	**19,533**	19,348	185	0.96
Customer service and informational services	**0**	380	(380)	(100.00)
	$336,697	$338,780	($2,083)	(0.61)

DISTRIBUTION, OPERATION; DISTRIBUTION, MAINTENANCE; CUSTOMER ACCOUNTS AND GENERAL AND ADMINISTRATIVE EXPENSES (CONTINUED)

	Years Ended December 31,			
	2001	**2000**	**Increase (Decrease)**	**% Change**
GENERAL AND ADMINISTRATIVE EXPENSES				
Salaries	**$285,277**	$356,542	($71,265)	(19.99)
Administrative expenses	**98,824**	57,554	41,270	71.71
Outside services employed	**169,122**	56,776	112,346	197.88
Insurance	**9,267**	9,422	(155)	(1.65)
Injuries and damage	**15,225**	25,752	(10,527)	(40.88)
Employees' pensions and benefits	**131,806**	156,496	(24,690)	(15.78)
General advertising	**1,882**	3,036	(1,154)	(38.01)
Miscellaneous general expense	**64,431**	72,884	(8,453)	(13.12)
Directors' committee	**7,464**	13,646	(6,182)	(45.30)
Maintenance of general plant	**13,906**	15,249	(1,343)	(8.81)
Administrative fees to parent	**36,230**	60,400	(24,170)	(40.02)
	$833,434	$827,757	$ 5,677	0.69

Exhibit FS-3

GAS ANNUAL REPORT

OF

NUI Utilities, Inc., D/B/A Valley Cities Gas

Exact legal name of reporting gas company or corporation

NUI Valley Cities Gas, March 2001

(If name was changed during year, show also the previous name and date of change)

1085 MORRIS AVENUE, UNION, NJ 07083

(Address of principal business office at end of year)

FOR THE

YEAR ENDED DECEMBER 31, 2001

TO THE

COMMONWEALTH OF PENNSYLVANIA

PUBLIC UTILITY COMMISSION

Name, title, address and telephone number (including the area code), E-Mail Address, and Web Site Address of the person to be contacted concerning this report:

Michele Mustillo

Supervisor, NUI Utilities Accounting

550 US Highway 202/206 Suite D, Bedminster, NJ 07921

(908) 470-4692

MMUSTILLO@NUI.COM

TABLE OF CONTENTS

GENERAL INSTRUCTIONS

1. The completed original and an electronic (e-mail) copy of this report shall be filed with the Pennsylvania Public Utility Commission, P.O. Box 3265, Harrisburg, Pennsylvania, 17105-3265 on or before the 30th of April following the end of the year to which the report applies.

2. All Natural Gas Distribution Companies subject to the jurisdiction of the Pennsylvania Public Utility Commission, upon which this report is served are required by statute to complete and file this report. The statute further provides that when any such report is defective or believed to be erroneous, the reporting corporation shall be duly notified and given a reasonable time within which to make the necessary amendments or corrections. All data comprising this report shall be submitted in electronic and permanent form.

3. All accounting terms and phrases used in this form are to be interpreted in accordance with the effective applicable Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission Title 18 under "Part 201-Uniform System of Accounts Prescribed for Natural Gas Companies Subject to the Provisions of the Natural Gas Act", (18 CFR Part 201). Whenever the term respondent is used, it shall mean the reporting company.

4. Standard accounting procedures will apply in determining the nature of any entry (e.g., Uncollectibles, a revenue item, is normally a debit entry, and should be entered as a "positive" number unless the reported balance is a credit). Entries of a reverse or contrary character shall be indicated by parenthesis around the number.

5. If the report is made for a period less than the calendar year, the period covered must be clearly stated on the front cover and elsewhere throughout the report where the period covered is shown. When operations cease during the year because of the disposition of property, the balance sheet and supporting schedules should consist of balances and items immediately prior to transfer (for accounting purposes). If the books are not closed as of that date, the data in the report should nevertheless be complete, and the amounts reported should be supported by information set forth in, or as part of, the books of account.

6. All instructions shall be followed and each question shall be answered fully and accurately. Sufficient answers shall appear to show that no question or schedule has been overlooked. The expression "none" or "not applicable" shall be given as the answer to any particular inquiry or schedule where it truly and completely states the fact. Unless otherwise indicated, no information will be accepted which incorporates by reference information from another document or report. Where information called for herein is not given, state fully the reason for its omission.

7. Extra copies of any page will be furnished upon request. If it is necessary or desirable to insert additional statements for the purpose of further explanation of accounts or schedules, they shall be legibly made on paper of durable quality and shall correspond to this form in size of page and width of margin. Additional sheets, ruled either vertically or horizontally, will be furnished on request. Inserts, if any, should be appropriately identified with the schedules to which they relate.

8. If the gas distribution service provider conducts operations both within and outside the Commonwealth of Pennsylvania, data should be reported so that there will be shown the number of subscribers within this state, and (separately by accounts) the operating revenues from sources within this state, and the plant investment as of the end of the year within the state.

9. Whenever schedules call for comparison of figures of a previous year, the figures reported must be based upon those shown by the annual report of the previous year or an appropriate explanation given why different figures were used.

10. Throughout the report, money items shall be shown in units of dollars adjusted to accord with footings. Omitting cents does not apply, however, to items in which cents are of significance, as for instance, in averages and in unit costs.

11. If this report is not completed electronically, the name of the respondent and the year to which the report relates shall be inserted on the top of each page.

GENERAL INFORMATION

1. Name and title of officer having custody of the general books of account and address of the office where such books are kept.

Michele Mustillo
Supervisor, Distribution Services Accounting
550 US Highway 202/206 Suite D, Bedminster, NJ 07921

2. Name of State under the laws of which respondent is incorporated and the date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and date organized.

NUI Corporation was incorporated in New Jersey in 1969

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) name of receiver or trustee (b) date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, (d) date when possession by receiver or trustee ceased.

N/A

4. State the classes of utility and other services furnished by respondent during the year in each state in which the respondent operated.

Residential General
Residential Heating
Commercial General
Commercial Heating
Industrial
Interruptible
Transportation - Firm
Transportation - Interruptible

IMPORTANT CHANGES DURING YEAR

Hereunder give particulars concerning the matters indicated below. Make the statements explicit and precise, and number them in accordance with the inquiries. Each inquiry must be answered. However, if the word "None" states the fact, it may be used in answering any inquiry.

1. Changes in, and additions to franchise rights; describing (a) the actual consideration given therefor, and (b) from whom acquired. If acquired without the payment of any consideration, state that fact.
2. Acquisition of other companies, reorganization, merger or consolidation with other companies: give names of companies involved, particulars concerning the transactions, and references to Commission authorization, if any.
3. Purchase or sale of substantial operating units, such as generating stations, transmission lines or distribution lines, specifying items, parties, effective dates and also reference to Commission authorization, if any.
4. Important leaseholds (other than leaseholds for natural gas lands) acquired, given, assigned, or surrendered, giving effective dates, lengths of terms, names of parties, rents, Commission authorization, if any, and other conditions.
5. Important extensions of system, giving location, new territory covered by distribution systems, and dates of beginning operations. Give, also, the number of new customers of each class, and for each class of customers the estimated annual revenues.
6. Estimated increase or decrease in annual revenues due to important rate changes, and the approximate extent to which such increase or decrease is reflected in revenues for the reporting year.
7. Important wage scale changes, showing dates of changes, effect on operating expenses for the year, and estimated annual effect of such wage scale changes on operating expenses.
8. Obligations incurred or assumed by respondent as guantantor for the performance by another of any agreement for the performance by another of any agreement or obligation, excluding ordinary commercial paper maturing on demand or not later than one year after date of issue, and giving Commission authorization, if any.
9. Changes in articles of incorporation or amendments to charter: explain the nature and purpose of such changes or amendments.
10. Other important changes not elsewhere provided for.

1. None
2. None
3. On October 4, 2000 NUI Corporation entered into an Asset Sale Agreement with C&T Enterprises, Inc. of Pennsylvania to sell the assets of NUI Valley Cities Gas, an operating division of NUI Corporation. Regulatory authorizations for the transaction are being sought from the New York State Public Service Commission, the Pennsylvania Public Service Commission, and the Securities and Exchange Commission. Regulatory authorization has been received from the New Jersey Board of Public Utilities.
   The Federal Energy Regulatory Commission has approved the application to transfer a sec. 7 (f) service area determination from NUI Corporation to C&T Enterprises,Inc.
   Once all regulatory authorizations have been approved and the transactions completed, NUI Corporation will cease doing business as a public Utility Corporation in Pennsylvania.
4. None
5. None
6. No material changes.
7. No material changes.
8. None
9. None
10. None

DEFINITIONS

"Accounts" means the accounts prescribed in the Federal Code Regulations Title 18, Part 201.

"Amortization" means the gradual extinguishment of an amount in an account by distributing such amount over a fixed period, which may be over the life of the asset or liability to which it applies, or over the period during which it is anticipated the benefit will be realized.

"Book Cost" means the amount at which property is recorded in the applicable account without deduction of related provisions for accrued depreciation, amortization, or for other purposes.

"Control" (including the terms; "controlling," "controlled by," and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a company, whether such power is exercised through one or more intermediary companies, or alone, or in conjunction with, or pursuant to an agreement, and whether such power is established through a majority or minority ownership or voting of securities, common directors, officers, or stockholders, voting trusts, holding trusts, affiliated companies, contract or any other direct or indirect means.

"Cost" means the amount of money actually paid for property or service. When the consideration given is other than cash, the value of such consideration shall be determined on a cash basis.

"Debt Expense" means all expenses in connection with the issuance and initial sale of evidences of debt, such as fees for drafting mortgages and trust deeds; fees and taxes for issuing or recording evidences of debt; cost of engraving and printing bonds and certificates of indebtedness; fees paid trustees; specific costs of obtaining governmental authority; fees for legal services; fees and commissions paid underwriters, brokers, and salesmen or marketing such evidences of debt; fees and expenses of listing on exchanges; and other like costs.

"Depreciation", as applied to depreciable utility plant, means the loss in service value not restored by current maintenance, incurred in connection with the consumption or prospective retirement of the utility plant in the course of providing service. This includes causes which are known to be in current operation and against which the utility is not protected by insurance. Among the causes to be given consideration are wear and tear, decay, action of the elements, inadequacy, obsolescence, changes in the art, changes in demand, and requirements of regulatory bodies.

"Distribution Service Line", A distribution line that transports gas from a common source of supply to a customer meter or the connection to a<□□
or the connection to a customer's piping if there is no customer meter.

DEFINITIONS
(Continued)

"Investment Advances" means advances, represented by notes or by book accounts only, with respect to which it is mutually agreed or intended between the creditor and debtor that they shall be settled by the issuance of securities or shall not be subject to current settlement.

"Minor Items of Property" means the associated parts or items of which retirement units are composed.

"Net Salvage Value" means the salvage value of property retired less the cost of removal.

"Nominally Issued", as applied to securities issued or assumed by the utility means those which have been signed, certified, or otherwise executed, and placed with the proper officer for sale and delivery, or pledged, or otherwise placed in some special fund of the utility, but which have not been sold, or issued directly to trustees of sinking funds in accordance with contractual requirements.

"Original Cost", as applied to utility plant, means the cost of such property to the person first devoting it to public service.

"Property Retired", as applied to utility plant, means property which has been removed, sold, abandoned, destroyed, or which for any cause has been permanently withdrawn from service.

"Replacing or Replacement", when not otherwise indicated in the context, means the construction or installation of utility plant in place of property retired, together with the removal of the property retired.

"Retained Earnings" means the accumulated net income of the utility less distributions to stockholders and transfers to other capital accounts, and other adjustments.

"Salvage Value" means the amount received for property retired, less any expenses incurred in connection with the sale or in preparing the property for sale, or, if retained, the amount at which the material recoverable is chargeable to materials and supplies, or other appropriate account.

"Straight-Line Remaining Life Method", as applied to depreciation accounting, means the plan under which the service value of property is charged to operating expenses (and to clearing accounts if used), and credited to the accumulated depreciation account through equal annual changes during its service life. "Remaining Life" implies that estimates of the future life and salvage shall be reexamined periodically and that depreciation rates will be corrected to reflect any changes in these estimates.

100. VOTING POWERS AND ELECTIONS

1. Has each share of stock the right to one vote? Yes/No
   Yes.
2. Are voting rights attached only to stock? Yes/No (If the answer to either query 1 or 2 is "No," give particulars on a separate sheet.)
   Yes.

3. Give date of the latest closing of the stock book prior to end of year and state the purpose of such closing.
   December 15, 2001
   Dividend payment record date.
4. Is cumulative voting permitted? Yes/No
   No

Per Jim Mastridge

6. State the date and place of the latest general meeting held prior to the end of the year for the election of directors?
   January 23, 2001
   1085 Morris Avenue, Union, NJ 07083
7. State the total number of votes cast at the latest general meeting and the total number cast by proxy.
   Total: 12,979,793
   By proxy: 12,979,793
8. State the total number of voting security holders and the total of all voting securities as of such date.
   Total number of voting security holders: 5624
   Total of all voting securities: 13,997,187
9. If any security has preferences, special privileges, or restrictions in the election of directors, trustees or managers, or in the determination of any corporate action, give details.
   None.

10. State the number of votes controlled by management, other than officers of the Corporation.
    Information is not available.

Note: This information relates to NUI Corporation, of which respondent is a subsidiary.

101 SECURITY HOLDER INFORMATION AND VOTING POWERS

1. Report the requested information for each holder of one percent or more of the voting securities or if there are fewer than ten such holders, the ten who hold the higl available nearest the end of the year. When the holder of record is a trustee, or other intermediate agency (except a corporation), the data should be reported opp designated as such, under a general heading identifying the trustee or other agency. Securities with contingent voting rights may be disrega
2. Attach hereto a certified copy of every effective voting trust established and a certified copy of every other agreement (trustee or otherwise) under which voting secu such agreement has been filed with a previous report, reference to the earlier report will be sufficient provided changes or modification since filing are shown.

Line No.	Last Name (a)	First Name (b)	Street Address (c)	City (d)	State (e)	Zip (f)	Total Votes (g)	Common Stock (h)	Pref St (
1	*Total votes of all voting securities*						*13,997,187*	*13,997,187*	
2	Total number of security holders						5,624	5,624	
3	Total votes of security holders listed below	Detail of security holders is not available							
4									
5									
6									
7									
8									
9									
10									
11									
12									
13									
14									
15									

Note: This information relates to NUI Corporation, of which respondent is a subsidiary

102. COMPANIES CONTROLLED BY RESPONDENT

1. Show below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by respondent at any time during the year. If control ceased prior to end of the year, give particulars in a footnote.
2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediates involved.
3. If control was held jointly with one or more other interests, state the fact in a footnote and name the other interests.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Street Address (c)	City (d)	State (e)	Zip (f)	Voting % of Stock (g)
1							
2	Valley Cities Gas is a division of NUI Utilities, Inc. which is a subsidiary of NUI Corporation.						
3	Valley Cities Gas does not control directly or indirectly any corporation, business trust or similar organization.						
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							0%

FOOTNOTES

1. Direct control is that which is exercised without interposition of an intermediary.
2. Indirect control is that which is exercised without interposition of an intermediary which exercises direct control.

Control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint
Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

103. Directors

1. Report below the information called for concerning each director of the respondent who held office at any time during the year. Inclu
   the directors who are officers of respondent.
2. Designate by an asterisk names of members of Executive Committee, and by double asterisk the Chairman of the Executive Commi

Line No.	Directors Name and Title (a)	Principal Business Address Street Address (b)	City (c)	Stat (d)	Zip (e)	Telephone (h)	Term Began (i)	T
1								
2	N/A							
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								

104. Officers

Line No.	Official Title & Name (a)	Street Address (b)	City (c)	Principal Business Address State (d)	Zip (e)	Telephone (h)	Fax (i)
1	President						
2	John Kean, Jr	1085 Morris Avenue	Union	NJ	07083	(908)289-5000	(908) 289-0978
3	Vice-President						
4							
5							
6							
7							
8	Treasurer						
9	A. Mark Abramovic	1085 Morris Avenue	Union	NJ	07083	(908)289-5000	(908) 289-0978
10	Assistant Treasurer						
11							
12	Comptroller						
13							
14							
15							
16	Auditor						
17							
18	Engineer						
19							
20							
21	General Manager						
22							
23	Secretary						
24	James R. Van Horn	1085 Morris Avenue	Union	NJ	07083	(908)289-5000	(908) 289-0978
21							
22	Assistant Sectrtary						
23	Joyce M. Fajnor	1085 Morris Avenue	Union	NJ	07083	(908)289-5000	(908) 289-0978
24	Carol A. Sliker	1085 Morris Avenue	Union	NJ	07083	(908)289-5000	(908) 289-0978

200. COMPARATIVE BALANCE SHEET

ASSETS AND OTHER DEBITS

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Beginning of Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	UTILITY PLANT				
2	101.0 Utility Plant in Service	205	14,618,490	14,825,477	206,987
3	101.1 Property Under Capital Leases				0
4	102.0 Gas Plant Purchased or Sold				0
5	103.0 Experimental Gas Plant Unclassified				0
6	104.0 Gas Plant Leased to Others				0
7	105.0 Gas Plant Held for Future Use				0
8	105.1 Production Properties Held For Future Use				0
9	106.0 Completed Construction Not Classified-Gas				0
10	107.0 Construction Work in Progress-Gas	208	73,698	76,039	2,341
11	108.0 Accumulated Provision for Depreciation of Gas Utility Plant	206	(5,181,260)	(5,393,622)	(212,362)
12	111.0 Accumulated Prov. For Amortization & Depletion of Gas Utility Pl.	206			0
13	114.0 Gas Plant Acquisition Adjustments	207	2,695,666	2,695,666	0
14	115.0 Accumulated Prov. For Amortization & Depletion of Gas Plant		(607,443)	(696,938)	(89,495)
15	Acquisition Adjustments	206			0
16	116.0 Other Gas Plant Adjustments				0
17	117.1 Gas Stored-Base Gas				0
18	117.2 System Balancing Gas				0
19	117.3 Gas Stored in Reservoirs and Pipelines-Noncurrent				0
20	117.4 Gas Owed to System Gas				0
21	118.0 Other Utility Plant Adjustments				0
22	119.0 Accumulated Provision for Depreciation and Amortization of Other				0
23	Utility Plant	206			0
24	TOTAL UTILITY PLANT		11,599,151	11,506,622	(92,529)
25	OTHER PROPERTY AND INVESTMENTS				
26	121.0 Non-Utility Property		716		(716)
27	122.0 Accumulated Depreciation & Amortization of Non-Utility Property				0
28	123.0 Investments in Associated Companies	210			0
29	123.1 Other Investments	210			0
30	124.0 Other Investments	210			0
31	125.0 Sinking Funds				0
32	126.0 Depreciation Fund				0
33	128.0 Other Special Funds				0
34	TOTAL OTHER PROPERTY AND INVESTMENTS		716	0	(716)

200. COMPARATIVE BALANCE SHEET
ASSETS AND OTHER DEBITS

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.		Account Number and Title (a)	Schedule Page No. (b)	Balance Beginning of Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1		**CURRENT AND ACCRUED ASSETS**				
2	131.0	Cash		152,321	172,303	19,982
3	132.0	Interest Special Deposits				0
4	133.0	Dividend Special Deposits				0
5	134.0	Other Special Deposits		44,771	46,569	1,798
6	135.0	Working Funds		500	500	0
7	136.0	Temporary Cash Investments	210			0
8	141.0	Notes Receivable	211			0
9	142.0	Customer Accounts Receivable		708,397	294,203	(414,194)
10	143.0	Other Accounts Receivable	211	(17,450)	9,825	27,275
11	144.0	Accumulated Provision for Uncollectible Accounts-Cr.		(101,569)	(53,075)	48,494
12	145.0	Notes Receivable from Associated Companies	212			0
13	146.0	Accounts Receivable for Associated Companies	213			0
14	151.0	Fuel Stock				0
15	152.0	Fuel Stock Expenses Undistributed				0
16	153.0	Residuals and Extracted Products				0
17	154.0	Plant Materials and Operating Supplies	215	136,679	118,031	(18,648)
18	155.0	Merchandise		64,222	46,687	(17,535)
19	156.0	Other Materials and Supplies				0
20	163.0	Stores Expense-Undistributed				0
21	164.1	Gas Stored-Current		469,126	1,345,385	876,259
22	164.2	Liquefied Natural Gas Stored		26,279	29,946	3,667
23	164.3	Liquefied Natural Gas Held for Processing				0
24	165.0	Prepayments		540,005	594,059	54,054
25	166.0	Advances for Gas Exploration, Development and Production				0
26	167.0	Other Advances for Gas				0
27	171.0	Interest and Dividends Receivable				0
28	172.0	Rents Receivable				0
29	173.0	Accrued Utility Revenues		175,070	177,678	2,609
30	174.0	Miscellaneous Current and Accrued Assets				0
31		**TOTAL CURRENT & ACCRUED ASSETS**		2,198,351	2,782,112	583,762
32		**DEFERRED DEBITS**				
33	181.0	Unamortized Debt Expense	216	9,119	5,389	
34	182.1	Extraordinary Property Losses	217			0
35	182.2	Unrecovered Plant and Regulatory Study	217			0
36	182.3	Other Regulatory Assets		908,670	314,641	(594,029)
37	183.1	Preliminary Natural Gas Survey and Investigation Charges				0
38	183.2	Other Preliminary Survey and Investigation Charges				0
39	184.0	Clearing Accounts		(10,345)		10,345
40	185.0	Temporary Facilities				0
41	186.0	Miscellaneous Deferred Debits				0
42	187.0	Deferred Loses from Disposition of Utility Plant				0
43	188.0	Research, Development and Demonstration Expenditures				0
44	189.0	Unamortized Loss on Reacquired Debt				0
45	190.0	Accumulated Deferred Income Taxes		84,170	84,170	(0)
46	191.0	Unrecovered Purchased Gas Costs		(180,341)	282,945	463,286
47		**TOTAL DEFERRED DEBITS**		811,274	687,145	(120,398)
48		**TOTAL ASSETS**		14,609,491	14,975,880	370,118

200. COMPARATIVE BALANCE SHEET
LIABILITIES AND OTHER CREDITS

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Beginning of Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	**LIABILITIES AND OTHER CREDITS**				
2	**PROPRIETARY CAPITAL**				-
3	201.0 Common Stock Issued				-
4	202.0 Common Stock Subscribed				-
5	203.0 Common Stock Liability for Conversion				-
6	204.0 Preferred Stock Issued				-
7	205.0 Preferred Stock Subscribed				-
8	206.0 Preferred Stock Liability for Conversion				-
9	207.0 Premium on Capital Stock				-
10	208.0 Donations Received from Stockholders				-
11	209.0 Reduction in Par or Stated Value of Capital Stock				-
12	210.0 Gain or Resale or Cancellation of Reacquired				-
13	Capital Stock				-
14	211.0 Miscellaneous Paid-In Capital		5,510,204	5,510,204	-
15	212.0 Installments Received on Capital Stock				-
16	213.0 Discount on Capital Stock				-
17	214.0 Capital Stock Expense				-
18	215.0 Appropriated Retained Earnings				-
19	216.0 Unappropriated Retained Earnings		(65,654)	936,374	1,002,028
20	216.1 Unappropriated Undistributed Subsidiary Earnings				-
21	217.0 Reacquired Capital Stock				-
22	**TOTAL PROPRIETARY CAPITAL**		5,444,550	6,446,578	1,002,028
23					
23	**LONG-TERM DEBT**				
24	221.0 Bonds	231			-
25	222.0 Reacquired Bonds	231			-
26	223.0 Advances from Associated Companies				-
27	224.0 Other Long-term Debt	231	3,049,800	3,049,800	0
28	225.0 Unamortized Premium on Long-Term Debt				-
29	226.0 Unamortized Discount on Long-Term Debt-Debit				-
30	**TOTAL LONG TERM DEBT**		3,049,800	3,049,800	0
31					
32	**OTHER NONCURRENT LIABILITIES**				
33	227 Obligation Under Capital Leases-NonCurrent		113,210	96,923	(16,287)
34	228.1 Accumulated Provision for Property Insurance				-
35	228.2 Accumulated Provision for Injuries and Damages				-
36	228.3 Accumulated Provision for Pensions and Benefits				-
37	228.4 Accumulated Miscellaneous Operating Provisions				-
38	229 Accumulated Provision for Rate Refunds				-
39	**TOTAL OTHER NONCURRENT LIABILITIES**		113,210	96,923	(16,287)
40					

200. COMPARATIVE BALANCE SHEET
LIABILITIES AND OTHER CREDITS

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Beginning of Year (c)	Balance End of Year (d)
1	**CURRENT AND ACCRUED LIABILITIES**			
2	231.00 Notes Payable		2,915,543	2,675,508
3	232.00 Accounts Payable		1,023,540	302,783
4	233.00 Notes Payable to Associated Companies			
5	234.00 Accounts Payable to Affiliated Companies			
6	235.00 Customers' Deposits-Billing		2,578	3,739
7	236.10 Accrued Taxes, Taxes Other Than Income		(9,714)	80,922
8	236.20 Accrued Taxes, Income Taxes		(65,714)	479,498
9	237.10 Accrued Interest on Long-term Debt		90,532	90,589
10	237.20 Accrued Interest on Other Liabilities		1,382	826
11	238.00 Dividends Declared			
12	239.00 Matured Long-term Debt			
13	240.00 Matured Interest			
14	241.00 Tax Collections Payable		35,749	21,151
15	242.00 Miscellaneous Current and Accrued Liabilities		18,232	23,556
16	243.00 Obligations Under Capital Leases-Current		42,380	44,593
17	**TOTAL CURRENT AND ACCRUED LIABILITIES**		4,054,507	3,723,163
18				
19	**DEFERRED CREDITS**			
20	252.00 Customer Advances for Construction		77,610	70,800
21	253.00 Other Deferred Credits		192,262	181,776
22	254.00 Other Regulatory Liabilities		394,799	141,592
23	255.00 Accumulated Deferred Investment Tax Credits		70,066	64,978
24	256.00 Deferred Gains from Disposition of Utility Plant			
25	257.00 Unamortized Gain on Reacquired Debt			
26	281.00 Accum. Deferred Income Taxes-Assume. Amortization Property			
27	282.00 Accum. Deferred Income Taxes-Other Property		1,677,344	1,586,969
28	283.00 Accum. Deferred Income Taxes-Other		(464,658)	(386,701)
26	**TOTAL DEFERRED CREDITS**		1,947,423	1,659,415
27				
28	**TOTAL LIABILITIES & OTHER CREDITS**		14,609,491	14,975,880

201. NOTES TO BALANCE

I. *The space below is provided for important notes regarding the balance sheet or any account thereof.,*

2. Furnish particulars as to any contingent assets of liabilities existing at end of year. Minor items may be grouped by classes. For any dividends in end of the year on cumulative preferred stock, state the date of the last dividend, the arrearage per share, and the total amount of the arrearage.
3. For Other Plant Adjustments, Account 116, explain the origin of such amount, debits and credits during the year and plan of disposition contempla references to Commission orders or to other authorizations repeating classification of amounts as plant adjustments and requirements as to dispo
4. If the notes to balance sheet, appearing in the annual report to the stockholders are applicable in every respect and furnish the data required by in 2 and 3 above, such notes may be attached hereto.

See attached.

205. UTILITY PLANT IN SERVICE - Account No. 101.0

1. Report by prescribed accounts the original cost of utility plant in service and the additions and retirements of such plant during the year.
2. Do not include as adjustments, corrections to additions and retirements for the current or preceding year. Such items should be included in appropriate Column (c) or (d).
3. Credit adjustments in Column (e) should be shown in red, or in black enclosed in parenthesis. State in a footnote the general character of any adjustments in Column (e).
4. Submit, in a footnote, an explanation of amounts included in Columns (e) and/or (f), Line 34, for lowering or changing the location of mains.

Line No.		Account Number and Title (a)	Balance Previous Year (b)	Additions (c)	Retirements (d)	Adjustments +/- (e)	Balance End of Year (f)
1		INTANGIBLE PLANT	XXX	XXX	XXX	XXX	XXX
2	301	Organization	18,666				18,666
3	302	Franchises & Consents					0
4	303	Other Plant and Miscellaneous Equipment					0
5		Total Intangible Plant	18,666	0	0	0	18,666
6		MANUFACTURED GAS PRODUCTION PLANT	XXX	XXX	XXX	XXX	XXX
7	304	Land and Land Rights	3,442				3,442
8	305	Structures and Improvements					0
9	306	Boiler Plant Equipment					0
10	307	Other Power Equipment					0
11	308	Coke Ovens					0
12	309	Infiltration Galleries and Tunnels					0
13	310	Producer Gas Equipment					0
14	311	Liquefied Petroleum Gas Equipment	333,606				333,606
15	312	Oil Gas Generating Equipment					0
16	313	Generating Equipment-Other Processes					0
17	314	Coal, Coke and Ash Handling Equipment					0
18	315	Catalytic Cracking Equipment					0
19	316	Other Reforming Equipment					0
20	317	Purification Equipment					0
21	318	Residential Refining Equipment					0
22	319	Gas Mixing Equipment					0
23	320	Other Equipment					0
23		Total Gas Manufacturing Plant	337,048	0	0	0	337,048
24		NATURAL GAS PRODUCTION & GATHERING PLANT	XXX	XXX	XXX	XXX	XXX
25	325.1	Producing Lands					0
26	325.2	Producing Leaseholds					0
27	325.3	Gas Rights					0
28	325.4	Rights of Way					0
29	325.5	Other Land and Land Rights					0
30	326	Other Plant and Miscellaneous Equipment					0
31	327	Field Compressor Station Structures					0
32	328	Field Measuring & Regulating Station Structures					0
33	329	Other Structures					0
34	330	Producing Gas Wells-Well Construction					0
35	331	Producing Gas Wells-Well Equipment					0
36	332	Field Lines					0
37	333	Field Compressor Station Equipment					0
38	334	Field Measuring & Regulating Station Equipment					0
39	335	Drilling & Cleaning Equipment					0
40	336	Purification Equipment					0
41	337	Other Equipment					0
42	338	Unsuccessful Exploration & Development Costs					0
43		Total Natural Gas Production & Gathering Plant	0	0	0	0	0
44		PRODUCTS EXTRACTION PLANT	XXX	XXX	XXX	XXX	XXX
45	340	Land and Land Rights					0
46	341	Other Plant and Miscellaneous Equipment					0
47	342	Extraction & Refining Equipment					0
48	343	Pipe Lines					0
49	344	Extracted Product Storage Equipment					0
50	345	Compressor Equipment					0
51	346	Gas Measuring and Regulating Equipment					0
52	347	Other Equipment					0
		Total Products Extraction Plant	0	0	0	0	0
53		NATURAL GAS PRODUCTION & PROCESSING PLANT	XXX	XXX	XXX	XXX	XXX
54	350.1	Land					0
55	350.2	Rights of Way					0
56	351	Structures and Improvements					0
57	352	Wells					0
58	352.1	Storage Leaseholds and Rights					0
59	352.2	Reservoirs					0
60	352.3	Nonrecoverable Natural Gas					0
61	353	Lines					0

205. UTILITY PLANT IN SERVICE - Account No. 101.0

Line No.		Account Number and Title (a)	Balance Previous Year (b)	Additions (c)	Retirements (d)	Adjustments +/- (e)	Balance End of Year (f)
62	354	Compressor Station Equipment					0
63	355	Measuring and Regulating Equipment					0
64	356	Purification Equipment					0
65	357	Other Equipment					0
66		Total Natural Gas Production and Processing Plant	0	0	0	0	0
67		**OTHER STORAGE PLANT**	XXX	XXX	XXX	XXX	XXX
68	360	Land & Land Rights					0
69	361	Structures and Improvements					0
70	362	Gas Holders					0
71	363	Purification Equipment					0
72	363.1	Liquefaction Equipment					0
73	363.2	Vaporizing Equipment					0
74	363.3	Compressor Equipment					0
75	363.4	Measuring and Regulating Equipment					0
76	363.5	Other Equipment					0
77		Total Other Storage Plant	0	0	0	0	0
78		**BASE LOAD LIQUEFIED NATURAL GAS**					0
79		**TERMINATING AND PROCESSING PLANT**	XXX	XXX	XXX	XXX	XXX
80	364.1	Land and Land Rights					0
81	364.2	Structures and Improvements					0
82	364.3	LNG Processing Terminal Equipment					0
83	364.4	LNG Transportation Equipment					0
84	364.5	Measuring and Regulating Equipment					0
85	364.6	Compressor Station Equipment					0
86	364.7	Communication Equipment					0
87	364.8	Other Equipment					0
88		Total Base Load Liquefied Natural Gas Term. & Proc. Plant	0	0	0	0	0
89		**TRANSMISSION PLANT**	XXX	XXX	XXX	XXX	XXX
90	365.1	Land and Land Rights					0
91		Rights of Way	42,166				42,166
92	366	Structures and Improvements	2,983				2,983
93	367	Mains	1,020,409				1,020,409
94	368	Compressor Station Equipment	200,713				200,713
95	369	Measuring and Regulating Station Equipment					0
96	370	Communication Equipment					0
97	371	Other Equipment					0
98		Total Transmission Plant	1,266,271	0	0	0	1,266,271
99		**DISTRIBUTION PLANT**	XXX	XXX	XXX	XXX	XXX
100	374	Land & Land Rights	13,152	2,500			15,652
101	375	Structures and Improvements	68,054	755		641	69,450
102	376	Mains	6,504,814	240,196	4,172		6,740,838
103	377	Compressor Station Equipment					0
104	378	Measuring & Regulating Station Equipment-General	551,694	28,213	23,127	20,145	576,925
105	379	Measuring & Regulating Station Equipment-City Gate C. St.					0
106	380	Services	2,658,718	99,847	8,566		2,749,999
107	381	Meters	642,429	33,649			676,078
108	382	Meter Installations					0
109	383	House Regulators	203,919	4,923			208,842
110	384	House Regulatory Installations					0
111	385	Industrial Measuring and Regulating Station Equipment	501,818	622		(641)	501,799
112	386	Other Property on Customers' Premises					0
113	387	Other Equipment	120	993			1,113
114		Total Distribution Plant	11,144,718	411,698	35,865	20,145	11,540,696
115		**GENERAL PLANT**	XXX	XXX	XXX	XXX	XXX
116	389	Land & Land Rights	105,121				105,121
117	390	Structures and Improvements	602,977	1,974	26,541	716	579,126
118	391	Office Furniture & Equipment	82,243		18,845		63,398
119	392	Transportation Equipment	525,450	63,165	142,189		446,426
120	393	Stores Equipment	7,799		1,211		6,588
121	394	Tools & Garage Equipment	357,822	1,103	34,265		324,660
122	395	Laboratory Equipment					0
123	396	Power Operated Equipment	142,096		32,636		109,460
124	397	Communication Equipment	26,214				26,214
125	398	Miscellaneous Equipment	2,065		262		1,803
126	399	Other Tangible Property					0
127		Total General Plant	1,851,787	66,242	255,949	716	1,662,796
		Total Plant	14,618,490	477,940	291,814	20,861	14,825,477

206. ACCUMULATED DEPRECIATION OF UTILITY PLANT - Account Nos. 108, 111, 115 and 119

1. Report below an analysis of the changes in accumulated depreciation during the year and the amounts applicable to prescribed functional classifications.
2. Explain and give particulars of important adjustments during the year.

Line No.	Item (a)	Total (b)	101 Utility Plant In Service (c)	104 Utility Plant Leased to Others (d)	105 Property Held for Future Use (e)	107 Construction Work In Progress (f)
1	**Balance Beginning of Year**	(5,788,703)	(5,788,703)			
2	Credits During Year	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
3	Depreciation Provisions charged to:	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
4	403. Depreciation	(438,716)	(438,716)			
5	413. Income from Utility Plant Leased to Others	0				
6		0				
7		0				
8		0				
9		0				
10	**Total Depreciation Provisions**	(438,716)	(438,716)	0	0	0
11	Recoveries from Insurance	0				
12	Salvage Realized from Retirements	(6,362)	(6,362)			
13	Other Credits (Describe)					
14	Construction Clearing	(100,279)	(100,279)			
15	Amorization of Acquistion Adjustment	(89,495)	(89,495)			
16		0				
17		0				
18	**Total Credits During Year**	(196,136)	(196,136)	0	0	0
19	**Total Credits**	(634,852)	(634,852)	0	0	0
20	Debits During Year	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
21	Retirement of Utility Plant	291,814	291,814			
22	Cost of Removal	15,611	15,611			
23	Other Debits (Describe)					
24	Allocated depreciation from NUI	25,570	25,570			
25		0				
26		0				
27		0				
28	**Total Debits During Year**	332,995	332,995	0	0	0
29	**Balance at End of Year**	(6,090,560)	(6,090,560)	0	0	0

Describe the basis upon which depreciation provisions for the year were determined and attach worksheets showing the computations made in arriving at the annual provisions.

207. GAS PLANT ACQUISITIONS ADJUSTMENTS - Account No. 114.0

Line No.	Item (a)	Project No. 1 Amount (b)	Project No. 2 Amount (c)	Project No. 3 Amount (d)	Project No. 4 Amount (e)	Totals (f)
1	Book Plant - Net					0
2	PUC Difference (Ratemaking)					0
3	Less Contributions (Net)					0
4	Net Utility Plant Acquired					0
5	Purchase Price					0
6	Acquisition Adjustment	2,695,666				2,695,666
7						
8						

208. CONSTRUCTION WORK IN PROGRESS - Account No. 107

1. Describe the particulars concerning utility plant in process of construction but not ready for service at end of the Calendar Year.
2. Describe separately each work order that exceeds the lesser of an estimated expenditure of $300,000 or 10% of the book cost of utility plant at the beginning of the year. All other work orders may be grouped by nature of project.

Line No.	Description of Work (a)	Balance End of Year (b)	Estimate Total Cost of Construction (c)	Projected In-Service Date (d)
1	Main & Service Projects	76,039		
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25	TOTALS	$76,039	$0	

210. INVESTMENTS (Accounts 123 - 123.1 - 124 - 136)

1. Report below investments in Accounts 123, Investments in Associated Companies 123.1, Investments in Subsidiary Companies, 124, *Other Investments and 136, Temporary Cash Investments.*
2. Provide a subheading for each account and list thereunder the information called for, observing the instructions below.
3. Investments in Securities - List and describe each security owned giving name of issuer. For bonds give also principal amount, date of issue, maturity, and interest rate. For capital stock state number of shares, class and series of stock. Minor investments may be grouped by classes.
4. Investment Advances - Report separately for each person or company the amounts of loans or investment advances which are subject to repayment but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. Each note should be listed giving date of issuance, maturity date, and specifying whether note is a renewal. Designate any advances due from officers, directors, stockholders, or employees.
5. For any securities, notes, or accounts that were pledged, designate such securities acquired, designate such fact and in a footnote state the name of pledges and purpose of the pledge.
6. If Commission approval was required for any advance made or security acquired, designate such fact and in a footnote give date of authorization and case or docket number.
7. Interest and dividend revenues from investments should be reported in column (g), including such revenues from securities disposed of during the year.
8. In column (h) report for each investment disposed of during the year the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if different from cost) and the selling price therefor, not including any dividend or interest adjustment incredible in column (g).

Line No.	Description of Investment (a)	Date Acquired (b)	Date of Maturity (c)	Book Costs* Beginning of Year (d)	Principal Amount or No. of Shares (e)	Book Cost End of Year (f)	Revenues For Year (g)	Gain or Loss From Invest Disposed of (h)
1	Temporary Cash Investments:							
2								
3	None							
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26				0	0	0	0	0

* If book cost is different from cost to respondent, give cost to respondent in a footnote and explain difference.

211. NOTES AND OTHER ACCOUNTS RECEIVABLE (Accounts 141, and 143)

If interest was derived during year from notes liquidated before the end of the year, include such interest revenue in column (d).

Line No.	Item (a)	Notes Receivable 1/1/01 (b)	Notes Receivable 12/31/01 (c)	Interest Revenue (d)	Other Accounts Receivable 1/1/01 (e)	Other Accounts Receivable 12/31/01 (f)
1	Account 141,	-	-	-	-	-
2	Account 143				(17,450)	9,825
3						
4						
5						
6						
7	Total	0	0	0	(17,450)	9,825

212. NOTES RECEIVABLE FROM ASSOCIATED COMPANIES (Account 145)

1. Furnish below the particulars indicated concerning notes receivable from associated companies at end of year.
2. If any note was received in satisfaction of an open account indebtedness, state the period covered by such open account.
3. Include in column (f) the amount of any interest revenue during the year on notes that were paid off before the end of year.
4. Give particulars of any notes pledged or discounted. This schedule shall include all transactions during the year with each affiliated interest affecting account 145 and account 233.

Line No.	Name of Associated Company (a)	Date of Issue (b)	Date of Maturity (c)	Amount End of Year (d)	Interest Rate (e)	Amount (f)
1	None					
2						
3						
4						
5						
6						
7						
8						

213. ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES (ACCOUNT 146)

1. Furnish below the particulars called for concerning Account Receivables from Associated Companies.
2. The term "Services Received" set forth on line 21 of this schedule means the Management, Construction, Engineering, Purchasing Legal, Accounting or other similar service which has been rendered to respondent under written, oral or implied contracts.
3. The term "Joint Expenses Transferred" set forth on lines 6 and 22 means Central office and/or other expenses continuously assessed against respondent covering all locations of common operating costs.
4. This schedule shall include all transactions during the year with each affiliated interest affecting Account 146 and Account 234.

Line No.	Item (a)	Balance Beginning of The Year (b)	Balance End of The Year (e)
1	**Balance at Beginning of Year**	0	0
2	Debits During Year		
3	Cash Dispensed		
4	Materials and Supplies Sold		
5	Services Rendered		
6	Joint Expense Transferred		
7	Interest and Dividends Receivable		
8	Rents Receivable		
9	Securities Sold		
10	Other Debits (Specify)		
11			
12			
13			
14	**Total Debits During Year**	0	0
15	**Total Debits**	0	0
16	**Credits During Year**		
17	Cash Received		
18	Gas Purchased		
19	Fuel Purchased		
20	Materials and Supplies Purchased		
21	Services Received		
22	Joint Expense Transferred		
23	Interest and Dividends Payable		
24	Rents Payable		
25	Securities Purchased		
26	Transferred to Account "145"		
27	Other Credits (Specify)		
28			
29			
30			
31	**Total Credits During Year**	0	0
32	**Balance at End of Year**	0	0

215. PLANT MATERIALS AND OPERATING SUPPLIES (Account 154)

1. Summarize below by character of materials and supplies, the balances in account 154 at the beginning and end of the year.
2. Account entries totaling $300,000 or 1% of gross revenues, (whichever is less), during the year shall be explained, showing the class of materials affected and the various classes of accounts (operating expenses, clearing accounts, plant accounts, etc.) debited or credited.

Line No.	Classification of Materials And Supplies (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Increase /Decrease (d)
1	Distribution Parts	136,314	118,031	(18,283)
2	General Store-Clearing Acct	364	-	(364)
3				-
4				-
5				-
6				-
7				-
8				-
9				-
10				-
11				-
12				-
13				-
14				-
15				-
16				-
17	**Total**	136,679	118,031	(18,648)

216. UNAMORTIZED DEBT DISCOUNT AND EXPENSE AND UNAMORTIZED PREMIUM ON DEBT (Accounts 181, 225)

1. Report under separate subheadings for Unamortized Debt Discount and Unamortized Premium on Debt, particulars of discount and expense or premium applicable to each class and series of long-term debt.
2. Show premium amounts in red or by enclosure in parenthesis
3. In column (b) show the principal amount of bonds or other long-term debt originally issued.
4. In column (c) show the discount and expense or premium with respect to the amount of bonds or other long-term debt originally issued.
5. *Furnish particulars regarding the treatment of unamortized debt discount and expense or premium, redemption premium, and redemption expenses associated with issues redeemed during the year,* also, date of the Commission's authorization of treatment other than by debit or credit to Surplus.
6. Set out separately and identify amounts applicable to issues which have been redeemed, although those amounts, prior to the effective date of the Uniform System of Accounts may have prior to the effective date of the Uniform System of Accounts may have been combined with the discount and expense on the refunding issue.
7. Explain any debits and credits other than amortization debited to Account 428, Amortization of Debt Discount and Expense, or credited to Account 429, Amortization of Premium on Debt.

Line No.	Designation of Long-Term Debt (a)	PRINCIPAL AMOUNT AMOUNT OF SECURITIES TO WHICH OR PREMIUM RELATES (b)	TOTAL DISCOUNT AND EXPENSE OR NET PREMIUM (c)	Amortization Period From (d)	Amortization Period To (e)	Balance Beginning of Year (f)	Debits During Year (g)	Credits During Year (h)	Balan Enc of Ye (i)
	Medium Term Notes - Series A	3,049,800	24,972	Oct-96	Jun-03	9,119	-	3,730	5,389
2									
3									
4									
5									
6									
7									
8									
9									
10									
11									
12									
13									
14									
15	Total	3,049,800	24,972			9,119	-	3,730	

217. EXTRAORDINARY PROPERTY LOSSES (Account 182)

1. Report below the information indicated concerning this account, grouping the items by departments, and showing totals for each department.
2. Include in the description the date property was abandoned or other extraordinary loss incurred.

Line No.	Description of Property Loss Or Damage (a)	Comm. Auth. No. (b)	Amortization Period (Give Years Only) From (c)	To (d)	Total Amount of Loss (e)	Previously Written off (f)	Written off During Year Account Charged (g)	Amount (h)	Balance End of (i)
1	None								
2									
3									
4									
5									
6									
7									
8	Total								

231. LONG-TERM DEBT (Accounts 221,222,224)

(Excluding Advances from Affiliated Companies)

1. Give below the particulars indicated of the long-term debt at end of year represented by unmatured obligations issued or assumed by the respondent, exclusive of advances from affiliated companies.
2. Group entries according to accounts and show the total for each account.
3. For obligations assumed by the respondent show in column (a) the name of the issuing company and the class and series of such obligations.
4. For Receivers' Certificates show the name of the court and date of court order under which such certificates were issued.
5. If respondent has pledged any of its long-term debt securities give particulars in a footnote, including name of the pledge name of the pledge and purpose of pledge.
6. If interest expense was incurred during the year on any obligations retired or reacquired before end of year include such interest expense in column (g).
7. If interest was matured but unpaid on any obligation, state in a footnote the class and series and principal amount of such obligation and the amount of interest matured thereon.

Line No.	Class and Series of Obligations (a)	Nominal Date of Issue (b)	Date of Maturity (c)	Principal Amount Authorized (d)	Outstanding Per Balance Sheet (e)	Interest For Year Rate (f)	Interest For Year Amount (g)	Held By Respondent As Reacquired. Lg.-Term Debt (h)	Held By Respondent In Sinking Other Fur (i)
1									
2									
3	Medium Term Notes-Serires A	May-95	Aug-02	3,049,800	3,049,800	7.125%	217,298		
4							0.00		
5									
6									
7									
8									
9									
10									
11									
12									
13									
14									
15									
16									
17									
18									
19									
20									
21									
22									
23									
24									
25									
26									
27									
28									
29									
30									
31									
32									
33									
34									
35	TOTAL			3,049,800	3,049,800		217,298	0	

*Total amount outstanding without reduction for amount held by respondent.

400. INCOME STATEMENT
REVENUES AND EXPENSES

Balances at Beginning of Year must be consistent with balances at end of previous year



Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance End of Previous Year (c)	Balance End of Current Year (d)	Increase/ Decrease (e)
1	**SALES OF GAS**				
2	480.0 Residential Sales	600			
3	481.0 Commercial and Industrial Sales	600			
4	482.0 Other Sales to Public Authorities	600			
5	483.0 *Sales for Resale*	501			
6	484.0 Indepartmental Sales	600		0	
7	485.0 Intracompany Transfers	600	0	0	
8	**TOTAL SALES OF GAS**		5,581,507	6,911,154	
9					
10	**OTHER OPERATING REVENUES**				
11	487.0 Forfeited Discounts	600	18,229	37,913	
12	488.0 Miscellaneous Service Revenues	600			0
13	489.1 Revenues from Transportation of Gas of Others Through	600			
14	Gathering Facilities				0
15	489.2 Revenues from Transportation of Gas of Others Through				0
16	Transmission Facilities				0
17	489.3 Revenues from Transportation of Gas of Others Through				0
18	Distribution Facilities				0
19	489.4 Revenues from Storing Gas of Others				0
20	490.0 Sales of Products Extracted from Natural Gas				0
21	491.0 Revenues from Natural Gas Processed by Others				0
22	*492.0 Incidental Gasoline and Oil Sales*				*0*
23	493.0 Rent from Gas Property	600			0
24	494.0 Interdepartmental Rents	600			0
25	495.0 Other Gas Revenues	600			
26	496.0 Provision for Rate Refunds				0
27	**TOTAL OTHER OPERATING REVENUES**		2,279,675	2,132,041	(147,634)
28					
29	**TOTAL REVENUES**		7,861,182	9,043,195	1,182,013

- Commerical and industrial revenues include off system sales of $169,541 and $1,027,957 in 2001 and 2000 respectively.

400. INCOME STATEMENT
REVENUES AND EXPENSES

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Previous Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	**OPERATING EXPENSES**				
2	401 Operation Expenses		6,381,577	6,048,699	(332,878)
3	402 Maintenance Expenses		149,307	158,536	9,229
4	403 Depreciation Expenses		393,242	438,716	45,474
5	404.1 Amort. & Depletion of Prod. Natural Gas Land & Rights				-
6	404.2 Amort. Of Underground Storage Land & Land Rights				-
7	404.3 Amort. Of Other Limited-Term Gas Plant				-
8	405.0 Amortization of Other Gas Plant				-
9	406.0 Amortization of Gas Plant Acquisition Adjustments		89,495	89,495	-
10	407.1 Amort. Of Prop. Losses, Unrec. Plant & Reg. Study C.				-
11	407.2 Amortization of Conversion Expense				-
12	407.3 Regulatory Debits				-
13	407.4 Regulatory Credits				-
14	408.1 Taxes Other Than Income Taxes, Utility Opr. Income	408	190,491	81,390	(109,101)
15	409.1 Income Taxes, Utility Operating Income	409	(103,362)	765,649	869,011
16	410.1 Provision for Deferred Income Taxes, Ut. Opr. Income	411	186,254	(12,418)	(198,672)
17	411.1 Prov. For Def. Income Taxes-Credit, Ut. Opr. Income	412			-
18	411.4 Investment Tax Credit Adjustments, Ut. Operations		(5,088)	(5,088)	-
19	411.6 Gains from Disposition of Utility Plant				-
20	411.7 Losses from Disp. of Utility Plant				-
21	Total Utility Operating Expenses		7,281,916	7,564,979	283,063
22	**OTHER OPERATING INCOME**				
23	412.0 Revenues from Gas Plant Leased to Others				-
24	413.0 Expenses of Gas Plant Leased to Others				-
25	414.0 Other Utility Operating Income				-
26	Total Other Operating Income		-	-	-
27	**OTHER INCOME**				
28	415.0 Rev. from Merchandising, Jobbing and Contract Work				-
29	416.0 Costs and Exp. of Merchandising Jobbing & Contract Wk				-
30	417.0 Revenue from Non-Utility Operations				-
31	418.0 Non Operating Rental Income				-
32	418.1 Equity in Earnings of Subsidiary Companies				-
33	419.0 Interest & Dividend Income				-
34	419.1 Allowance for Other Funds Used During Construction				-
35	421.0 Miscellaneous Non Operating Income		25,109	47,392	22,283
36	421.1 Gain on Disposition of Property, Total Other Income				-
37	Total Other Income		25,109	47,392	22,283
38	**OTHER INCOME DEDUCTIONS**				
39	421.2 Loss on Disposition of Property				-
40	425.0 Miscellaneous Amortization				-
41	426.1 Donations		2,090	2,163	72
42	426.2 Life Insurance				-
43	426.3 Penalties				-
44	426.4 Exp. for Certain Civic, Political & Related Activities				-
45	426.5 Other Deductions				-
46	Total Other Income Deductions		2,090	2,163	72
47	**TAXES APPLICABLE TO OTHER INCOME & DED.**				-
48	408.2 Taxes Other Than Income Taxes, Otr. Income & Ded.		36,759		(36,759)
49	409.2 Income Taxes, Other Income & Deductions		(5,502)	18,109	23,611
50	410.2 Prov. for Deferred Income Taxes, Otr. Income & Ded.				-
51	411.2 Prov. for Def. Income Taxes, Credit, Otr Income & Ded.				-
52	411.5 Investment Tax Cr. Adjustments, Nonutility Operations				-
53	420.0 Investment Tax Credits				-
54	Total Taxes on Other Income and Deductions		31,257	18,109	(13,148)
55	Net Other Income and Deductions		(8,239)	27,120	35,359

400. INCOME STATEMENT
REVENUES AND EXPENSES

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Previous Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	INTEREST CHARGES				
2	427 Interest on Long-Term Debt		237,017	225,797	(11,220)
3	428 Amortization of Debt Discount and Expense		20,831	3,730	(17,101)
4	428.1 Amortization of Loss on Reacquired Debt				-
5	429 Amortization of Premium on Debt-Credit				-
6	429.1 Amortization of Gain on Reacquired Debt-Credit				-
7	430 Interest on Debt to Associated Companies				-
8	431 Other Interest Expense		192,187	115,518	(76,669)
9	432 Allowance for Borrowed Funds Used During Construction-Cr				-
10	Net Interest Charges		450,035	345,046	(104,989)
11	EXTRAORDINARY ITEMS				-
12	434 Extraordinary Income				-
13	435 Extraordinary Deductions				-
14	409.3 Income Taxes-Extraordinary Items				-
15	Net Income		120,992	1,160,291	1,039,299
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46					
47					
48					
49					
50					
51					
52					
53					

405. OPERATION AND MAINTENANCE EXPENSES

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Previous Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	**MANUFACTURED GAS PRODUCTION EXPENSES**		XXX	XXX	XXX
2	**Steam Production Expenses**				
3	**Operation**				
4	700.0 Operation Supervision and Engineering				-
5	701.0 Operating Labor				-
6	702.0 Boiler Fuel				-
7	703.0 Miscellaneous Steam Expenses				-
	Total Operation		-	-	-
8	**Maintenance**				
9	704.0 Steam Transferred-Credit				-
10	705.0 Maintenance, Supervision and Engineering				-
11	706.0 Maintenance of Structures and Improvements				-
12	707.0 Maintenance of Boiler Plant Improvement				-
13	708.0 Maintenance of Other Steam Production Plant				-
	Total Maintenance		-	-	-
	Total Steam Production Expenses		-	-	-
14	**Manufactured Gas Production**				
15	710.0 Operation Supervision and Engineering				-
16	**Production Labor and Expenses**				
17	711.0 Steam Expenses				-
18	712.0 Other Power Expenses				-
19	713.0 Coke Oven Expenses				-
20	714.0 Producer Gas Expenses				-
21	715.0 Water Gas Generating Expenses				-
22	716.0 Oil Gas Generating Expenses				-
23	717.0 Liquefied Petroleum Gas Expenses		29,045	23,970	(5,075)
24	718.0 Other Process Production Expenses				-
	Total Production Labor and Expenses		29,045	23,970	(5,075)
25	**Gas Fuels**				
26	719.0 Fuel Under Coke Ovens				-
27	720.0 Producer Gas Fuel				-
28	721.0 Water Gas Generator Fuel				-
29	722.0 Fuel for Oil Gas				-
30	723.0 Fuel for Liquefied Petroleum Gas Process				-
31	724.0 Other Gas Fuels				-
	Total Gas Fuels		-	-	-
32	**Gas Raw Materials**				
33	725.0 Coal Carbonized in Coke Ovens				-
34	726.0 Oil for Water Gas				-
35	727.0 Oil for Oil Gas				-
36	728.0 Liquefied Petroleum Gas Expenses				-
37	729.0 Raw Materials for Other Gas Processes				-
38	730.0 Residuals Expenses				-
39	731.0 Residuals Produced-Credit				-
40	732.0 Purification Expenses				-
41	733.0 Gas Mixing Expenses				-
42	734.0 Duplicate Charges-Credit				-
43	735.0 Miscellaneous Production Expenses				-
44	736.0 Rents				-
	Total Gas Raw Materials		-	-	-
45	**Maintenance**				
46	740.0 Maintenance Supervision and Engineering				-
47	741.0 Maintenance of Structures and Improvements				-
48	742.0 Maintenance of Production Equipment		3,706	1,336	(2,370)
	Total Maintenance		3,706	1,336	(2,370)
	TOTAL MANUFACTURED GAS PRODUCTION EXPENSES		32,751	25,306	(7,445)
49	**NATURAL GAS PRODUCTION EXPENSES**		XXX	XXX	XXX
50	**Production and Gathering**				
51	**Operation**				
52	750.0 Operating Supervision and Engineering				-
53	751.0 Production Maps and Records				-

405. OPERATION AND MAINTENANCE EXPENSES (Continue)

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Previous Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	753.0 Field Lines Expenses				-
2	754.0 Field Compressor Station Expenses				-
3	755.0 Field Compressor Station Fuel and Power				-
4	756.0 Field Measuring and Regulating Station Expenses				-
5	757.0 Purification Expenses				-
6	758.0 Gas Well Royalties				-
7	759.0 Other Expenses				-
8	760.0 Rents				-
	Total Operation		-	-	-
9	**Maintenance**				
10	761.0 Maintenance Supervision and Engineering				-
11	762.0 Maintenance of Structures and Improvements				-
12	763.0 Maintenance of Producing Gas Wells				-
13	764.0 Maintenance of Field Lines				-
14	765.0 Maintenance of Field Compressor Station Equipment				-
15	766.0 Maintenance of Field Measuring and Reg. Station Equip.				-
16	767.0 Maintenance of Purification Equipment				-
17	768.0 Maintenance of Drilling and Cleaning Equipment				-
18	769.0 Maintenance of Other Equipment				-
	Total Maintenance		-	-	-
	Total Production and Gathering		-	-	-
19	**Products Extraction**				
20	**Operation**				
21	770.0 Operation Supervision and Engineering				-
22	771.0 Operating Labor				-
23	772.0 Gas Shrinkage				-
24	773.0 Fuel				-
25	774.0 Power				-
26	775.0 Materials				-
27	776.0 Operation Supplies and Expenses				-
28	777.0 Gas Processed by Others				-
29	778.0 Royalties on Products Extracted				-
30	779.0 Marketing Expenses				-
31	780.0 Products Purchased for Resale				-
32	781.0 Variation in Products Inventory				-
33	782.0 Extracted Products Used by the Utility-Credit				-
34	783.0 Rents				-
	Total Operation		-	-	-
35	**Maintenance**				
36	784.0 Maintenance Supervision and Engineering				-
37	785.0 Maintenance of Structures and Improvements				-
38	786.0 Maintenance of Extraction and Refining Equipment				-
39	787.0 Maintenance of Pipe Lines				-
40	788.0 Maintenance of Extracted Products Storage Equipment				-
41	789.0 Maintenance of Compressor Equipment				-
42	790.0 Maintenance of Gas Measuring & Regulating Equipment				-
43	791.0 Maintenance of Other Equipment				-
	Total Maintenance		-	-	-
	Total Product and Extraction		-	-	-
	TOTAL NATURAL GAS PRODUCTION EXPENSES		-	-	-
44	**EXPLORATION AND DEVELOPMENT EXPENSES**		XXX	XXX	XXX
45	**Operation**				
46	795.0 Delay Rentals				-
47	796.0 Nonproductive Well Drilling				-
48	797.0 Abandoned Leases				-
49	798.0 Other Exploration				-
	TOTAL EXPLORATION AND DEVELOPMENT EXPENSES		-	-	-
50	**OTHER GAS SUPPLY EXPENSES**		XXX	XXX	XXX
51	**Operation**				
52	800.0 Natural Gas Well Head Purchases				-
53	801.0 Natural Gas Well Head Purchases, Intercompany Trans.				-
54	802.0 Natural Gas Gasoline Plant Outlet Purchases				-

55	803.0 Natural Gas Transmission Line Purchases			-
56	804.0 Natural Gas City Gate Purchases	4,218,277	5,884,263	1,665,986

405. OPERATION AND MAINTENANCE EXPENSES (Continued)

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Previous Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	804.1 Liquefied Natural Gas Purchases				-
2	805.0 Other Gas Purchases				-
3	805.1 Purchases Gas Cost Adjustments		710,424	(518,219)	(1,228,643)
	Total Purchased Gas		4,928,701	5,366,044	437,343
4	806.0 Exchange Gas				-
5	807.0 Purchased Gas Expenses				-
	Total Purchased Gas Expense		-	-	-
6	808.1 Gas Withdrawn from Storage-Debit		792,892	914,705	121,813
7	808.2 Gas Delivered to Storage-Credit		(895,804)	(1,556,682)	(660,878)
8	809.1 Withdrawals of Liquefied Nat. Gas Held for Processing				-
9	809.2 Deliveries of Natural Gas for Processing				-
	Total Gas Used In Utility Operation - Credit		(102,912)	(641,977)	(539,065)
10	810.0 Gas Used for Compressor Station Fuel-Credit				-
11	811.0 Gas Used for Products Extraction-Credit				-
12	812.0 Gas Used for Other Utility Operations-Credit		(24,600)	(21,323)	3,277
	Total Gas Used In Uility Operations - Credit		(24,600)	(21,323)	3,277
13	813.0 Other Gas Supply Expenses		92,560	69,297	(23,263)
	Total Other Gas Supply Expenses		92,560	69,297	(23,263)
14	**Natural Gas Storage, Terminating & Processing Exp.**				
15	**Underground Storage Expenses**				
	Operation				
16	814.0 Operation Supervision and Engineering				-
17	815.0 Maps and Records				-
18	816.0 Wells Expenses				-
19	817.0 Lines Expenses				-
20	818.0 Compressor Station Expenses				-
21	819.0 Compressor Station Fuel and Power				-
22	820.0 Measuring and Regulating Station Expenses				-
23	821.0 Purification Expenses				-
24	822.0 Exploration and Development				-
25	823.0 Gas Losses				-
26	824.0 Other Expenses				-
27	825.0 Storage Well Royalties				-
28	826.0 Rents				-
	Total Operation		-	-	-
29	**Maintenance**				
30	830.0 Maintenance Supervision and Engineering				-
31	831.0 Maintenance of Structures and Improvements				-
32	832.0 Maintenance of Reservoirs and Wells				-
33	833.0 Maintenance of Lines				-
34	834.0 Maintenance of Compressor Station Equipment				-
35	835.0 Maintenance of Measuring & Regulating Station Equip.				-
36	836.0 Maintenance of Purification Equipment				-
37	837.0 Maintenance of Other Equipment				-
	Total Maintenance		-	-	-
	Total Underground Storage Expense		-	-	-
38	**Other Storage Expenses**				
39	**Operation**				
40	840.0 Operating Supervision and Engineering				-
41	841.0 Operation Labor and Expenses				-
42	842.0 Rents				-
43	842.1 Fuel				-
44	842.2 Power				-
45	842.3 Gas Losses				-
	Total Operation		-	-	-
46	**Maintenance**				
47	843.1 Maintenance Supervision and Engineering				-
48	843.2 Maintenance of Structures and Improvements				-
49	843.3 Maintenance of Gas Holders				-
50	843.4 Maintenance of Purification Equipment				-
51	843.5 Maintenance of Liquefaction Equipment				-
52	843.6 Maintenance of Vaporizing Equipment				-
53	843.7 Maintenance of Compressor Equipment				-
54	843.8 Maintenance of Measuring and Regulatory Equipment				-
55	843.9 Maintenance of Other Equipment				-
	Total Maintenance		-	-	-

Total Other Storage Expense	-	-	-
TOTAL OTHER GAS SUPPLY EXPENSES	4,893,749	4,772,041	(121,708)

405. OPERATION AND MAINTENANCE EXPENSES (Continued)

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Previous Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1					
2	**LIQUEFIED NATURAL GAS TERMINATING AND**				
3	**PROCESSING EXPENSES**		XXX	XXX	XXX
4	**Operation**				
5	844.1 Operation Supervision and Engineering				-
6	844.2 LNG Processing Terminal Labor and Expenses				-
7	844.3 Liquefaction Processing Labor and Expenses				-
8	844.4 LNG Transportation Labor and Expenses				-
9	844.5 Measuring and Regulating Labor and Expenses				-
10	844.6 Compressor Station Labor and Expenses				-
11	844.7 Communication System Expenses				-
12	844.8 System Control and Load Dispatching				-
13	845.1 Fuel				-
14	845.2 Power				-
15	845.3 Rents				-
16	845.4 Demurrage Charges				-
17	845.5 Warfare Receipts-Credit				-
18	845.6 Processing Liquefied or Vaporized Gas by Others				-
19	846.1 Gas Losses				-
20	846.2 Other Expenses				-
	Total Operation		-	-	-
21	**Maintenance**				
22	847.1 Maintenance Supervision and Engineering				-
23	847.2 Maintenance of Structures and Improvements				-
24	847.3 Maintenance of LNG Processing Terminal Equipment				-
25	847.4 Maintenance of LNG Transportation Equipment				-
26	847.5 Maintenance of Measuring and Regulating Equipmen<□				-
27	847.6 Maintenance of Compressor Station Equipment				-
28	847.7 Maintenance of Communication Equipment				-
29	847.8 Maintenance of Other Equipment				-
	Total Maintenance		-	-	-
	TOTAL LIQUEFIED NATURAL GAS TERMINATING		-	-	-
30	**TRANSMISSION EXPENSES**		XXX	XXX	XXX
31	**Operation**				
32	850.0 Operating Supervision and Engineering				-
33	851.0 System Control and Load Dispatching				-
34	852.0 Communication System Expenses				-
35	853.0 Compressor Station Labor and Expenses				-
36	854.0 Gas for Compressor Station Fuel				-
37	855.0 Other Fuel and Power for Compressor Stations				-
38	856.0 Mains Expenses				-
39	857.0 Measuring and Regulating Station Expenses				-
40	858.0 Transmission and Compression of gas by Others				-
41	859.0 Other Expenses				-
42	860.0 Rents				-
	Total Operation		-	-	-
43	**Maintenance**				
44	861.0 Maintenance Supervision and Engineering				-
45	862.0 Maintenance of Structures and Improvements				-
46	863.0 Maintenance of Mains				-
47	864.0 Maintenance of Compressor Station Equipment				-
48	865.0 Maintenance of Measuring and Regulating Station Equip.				-
49	866.0 Maintenance of Communication Equipment				-
50	867.0 Maintenance of Other Equipment				-
	Total Maintenance		-	-	-
	TOTAL TRANSMISSION EXPENSES		-	-	-
52	**DISTRIBUTION EXPENSES**		XXX	XXX	XXX
53	**Operation**				
51	870.0 Operation Supervision and Engineering		62,818	21,008	(41,810)
54	871.0 Distribution Load Dispatching		592	(577)	(1,169)
55	872.0 Compressor Station Labor and Expenses				-
56	873.0 Compressor Station Fuel and Power (Major Only)				-

57	874.0 Mains and Services Expenses	143,821	147,551	3,730
58	875.0 Measuring and Regulating Station Expenses-General	418	456	38

405. OPERATION AND MAINTENANCE EXPENSES (Continued)

Balances at Beginning of Year must be consistent with balances at end of previous year

Line No.	Account Number and Title (a)	Schedule Page No. (b)	Balance Previous Year (c)	Balance End of Year (d)	Increase/ Decrease (e)
1	876.0 Measuring and Regulating Station Expenses-Industrial		10,678	9,469	(1,209)
2	877.0 Measuring and Regulating Station Expenses-City Gate				-
3	878.0 Meter and House Regulator Expenses		40,019	47,116	7,097
4	879.0 Customer Installations Expenses		42,302	42,025	(277)
5	880.0 Other Expenses		72,949	58,791	(14,158)
6	881.0 Rents		90	60	(30)
	Total Operation		373,687	325,899	(47,788)
7	**Maintenance**				
8	885.0 Maintenance Supervision and Engineering		48,108	49,383	1,275
9	886.0 Maintenance of Structures and Improvements		15,129	8,297	(6,832)
10	887.0 Maintenance of Mains		37,359	53,226	15,867
11	888.0 Maintenance of Compressor Station Equipment				-
12	889.0 Maintenance of Measuring & Reg. Station Equip.-Genl.		13,764	16,800	3,036
13	890.0 Maintenance of Measuring & Reg. Station Equip.-Indtri.		2,357	6,811	4,454
14	891.0 Maintenance of Measuring & Reg. Station Equip.-City G				-
15	892.0 Maintenance of Services		19,634	20,001	367
16	893.0 Maintenance of Meters & House Regulators		12,734	9,232	(3,502)
17	894.0 Maintenance of Other Equipment				-
	Total Maintenance		149,085	163,749	14,664
	TOTAL DISTRIBUTION EXPENSES		522,772	489,648	(33,124)
18	**CUSTOMER ACCOUNTS EXPENSES**		XXX	XXX	XXX
19	**Operations**				
20	901.0 Supervision		1,502		(1,502)
21	902.0 Meter Reading Expenses		30,100	38,991	8,891
22	903.0 Customer Records & Collection Expenses		190,577	202,520	11,943
23	904.0 Uncollectable Accounts		65,082	90,424	25,342
24	905.0 Miscellaneous Customer Accounts Expenses		450	-	(450)
	TOTAL CUSTOMER ACCOUNTS EXPENSES		287,711	331,935	44,224
25	**CUSTOMER SERVICE & INFORM. EXPENSES**		XXX	XXX	XXX
26	**Operations**				-
27	907.0 Supervision				-
28	908.0 Customer Assistance Expenses				-
29	909.0 Informational & Instructional Advertising Expenses				-
30	910.0 Miscellaneous Customer Service & Informational Exp.				-
	TOTAL CUSTOMER SERVICE & INFORM. EXPENSES		-	-	-
31	**SALES EXPENSES**		XXX	XXX	XXX
32	**Operation**				
33	911.0 Supervision				-
34	912.0 Demonstrating and Selling Expenses		7,519		(7,519)
35	913.0 Advertising Expenses				-
36	914.0 (Reserved)				-
37	915.0 (Reserved)				-
38	916.0 Miscellaneous Sales Expenses				-
	TOTAL SALES EXPENSES		7,519	-	(7,519)
39	**ADMINISTRATIVE AND GENERAL EXPENSES**		XXX	XXX	XXX
40	**Operation**				
41	920.0 Administrative and General Salaries		57,608	74,545	16,937
42	921.0 Office Supplies and Expenses		96,327	52,501	(43,826)
43	922.0 Administrative Expenses Transferred-Credit				-
44	923.0 Outside Service Employed		564,536	388,807	(175,729)
45	924.0 Property Insurance		2,011		(2,011)
46	925.0 Injuries and Damages		26,785		(26,785)
47	926.0 Employee Pensions and Benefits		(10,037)	17,185	27,222
48	927.0 Franchise Requirements				-
49	928.0 Regulatory Commission Expenses				-
50	929.0 Duplicate Charges-Credit				-
51	930.1 General Advertising Expenses		42,652	49,266	6,614
52	930.2 Miscellaneous General Expenses				-
53	931.0 Rents		6,500	6,000	(500)
	Total Operation		786,382	588,305	(198,077)
54	**Maintenance**				
55	932.0 Maintenance of General Plant				-
	TOTAL ADMINISTRATIVE AND GENERAL EXPENSES		786,382	588,305	(198,077)
	TOTAL GAS OPERATION AND MAINTENANCE EXPENSES		6,530,884	6,207,235	(323,649)
		check			(323,649)

408. TAXES OTHER THAN INCOME TAXES, UTILITY OPERATING INCOME (Account 408.1)

This schedule shall include a breakdown of the various tax expenses that constitute the ending balance in Account No. 408.1-Taxes Other Than Income Taxes Uti Operating Income. The information should also reflect related entries to Account No. 165-Prepayments; and Account No. 236-Taxes Accrued.

Line No.	Type of Tax (a)	Account 165 Prepayments (b)	Account 236 Taxes Accrued (c)	Account 408.1 Taxes Other Than Income (d)
1	**Social Security**		(54,840)	54,840
2	**Federal Unemployment**		(1,390)	1,390
3	**Pennsylvania Unemployment**		(11,426)	11,426
4	**Utility Regulatory Assessment**	(22,800)		22,800
5	**Local Property Taxes**			1,102
6	**Public Utility Reality Tax**			
7	**State Capital Stock Tax**			
8	**Other Taxes (specify)**			
9	**Franchise**		14,167	(14,167)
10	**Use Tax**			3,998
11	**TOTAL**	(22,800)	(53,490)	81,390

409. INCOME TAXES, UTILITY OPERATING INCOME (Account 409.1)

This schedule shall include a breakdown of the various tax expenses that constitute the ending balance in Account No. 409.1-Income Taxes, Ut. Operating Income The information should also related entries to Account No. 165-Prepayments; Account No. 190-Accumulated Deferred Income Taxes and Account No. 236-Accrue Utility Operating Income.

Line No.	Type of Tax (a)	Account 165 Prepayments (b)	Account 190 Accumulated Def. Income Taxes (c)	Account 236 Accrued Taxes (d)	Account 409.1 Income Taxes Opr Income (e)
1	**Federal Income Taxes**			(619,848)	61!
2	**State Income Taxes**			(145,802)	14!
3	**Local Income Taxes**				
4					
5					
6					
7					
8	**Other Taxes (specify)**				
9					
10					
11	**TOTAL**	-	-	(765,650)	76!

410. CALCULATION OF FEDERAL INCOME TAXES - CURRENT PERIOD

1. The totals as reported on this schedule should conform with amounts reported on corresponding Schedules.

Line No.	Item (a)	Total (b)	Current (c)	Deferred Property Related (d)	Deferred Other (e)
1	Operating Revenues	See Page 35-A			
2	Operating Expenses				
3	Operating Taxes (Non-Income)				
4	Interest & Other Expense				
5	Pre-Tax Operating Income				
	Total Line 1 Minus Lines 2-3-4	-	-	-	-
6	Other Income (Expense)				
7	Pre Tax Book Income				
	Total Lines 5+6	-	-	-	-
8	Permanent and Flow-Through Differ.				
9	Temporary Differences				
10	State Only Differences				
11	Subtotal	-	-	-	-
12	State Tax at Current Rate				
13	Adjustments to State Tax				
14	Adjustments for St. Tax Rate Changes				
15	State Tax Accrual				
	Total Lines 12+13+14	-	-	-	-
16	Federal Taxable Income				
	Total Line 11 Minus Lines 10-12-13	-	-	-	-
17	Federal Tax at Current Rate				
18	ITC Authorization				
19	Adjustment for Fed. Tax Rate Changes				
20	R & D Credits				
21	IRS Audit Settlement				
22	Tax Rate Change on Extraord. Activity				
23	Other				
24	Federal Tax Accrual				
	Total Lines 17 through 23	-	-	-	-

{app3}wrs~12~{DOWN}

1,846,118
1,834,836

4 21 4 2 15 7 7 2 12 4

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Valley Cities Gas	(1) x An Original		
A Division of NUI Utilities, Inc.	(2) A Resubmission	April 30, 2002	December 31, 2001

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

Net Income for the Year Ended December 31, 2001		$1,160,291
Less Net Income for Three Months Ended 12-31-2001		(897,340)
Plus Net Income for Three Months Ended 12-31-2000		46,375
Net Income for Fiscal Year Ended September 30, 2001		309,326
Adjustments For Federal Income Tax Purposes		
Income on Return Not on Books:		
Expenses Booked Not Recorded on Return:		
Current Federal Income Taxes	109,213	
Deferred Federal Income Taxes	54,608	
Amortization of Deferred Investment Tax Credits	(5,088)	
Plant Acquisition Adjustment Amortization	89,495	
Cost of Removal	9,481	
Gas Clause Adjustment	42,334	133,703
Deductions on Return Not Charged Against Book Income:		
Excess of allowable depreciation over that charged to depreciation and other book expenses	(73,763)	
Bad Debt Accrual	(16,163)	
Pension	(76,414)	(166,340)
Total Net Adjustments for Federal Income Tax Purposes		133,703
Federal Taxable Income		443,029
Show Computation to Tax (Note 1)		
Federal Taxable Income		443,029
35% of Federal Taxable Income		155,060
Accrual to return and other adjustments		(45,847)
Current Federal Income Taxes at September 30, 2001		109,213

Note 1: Valley Cities Gas Service is included in the consolidated tax return of NUI Corporation which also includes its operating divisions which do business as Elizabethtown Gas Company, City Gas Company of Florida, North Carolina Gas Service, Elkton Gas Service and Waverly Gas Service and its subsidiaries, NUI Capital, NUI Energy,

Inc., NUI Energy Brokers,Inc., NUI Environmental Group, Inc., NUI Telecom, Utility Billing Services, Inc.& Virginia Gas.

411. PROVISION FOR DEFERRED INCOME TAXES, UTILITY OPERATING INCOME (Account 410.1)

This schedule shall include a breakdown of the various tax expenses that constitute the ending balance in Account No. 410.1-Provision for Deferred Income Taxes, Utility Operating Income. The information should also reflect related entries to Account No. 190-Accumulated Deferred Income Taxes, Account 282-283-Accumulated Deferred Income Taxes

Line No.	DEBITS Type of Tax (a)	Account 190 Accumulated Deferred Income Taxes (b)	Account 282 Accumulated Deferred Income Taxes (c)	Account 283 Accumulated Deferred Income Taxes (c)	Account 410.1 Provision for Deferred Income Taxes (e)
1	Federal		90,375	(77,957)	(12,418)
2	State				
3	Other				
4					
5					
6					
7	Total	-	90,375	(77,957)	(12,418)

412. PROVISION FOR DEFERRED INCOME TAXES UTILITY OPR. INCOME, CREDIT (Account 411.1)

This schedule shall include a breakdown of the various tax expenses that constitute the ending balance in Account No. 410.1-Provision for Deferred Income Taxes, Utility Operating Income. The information should also reflect related entries to Account No. 190-Accumulated Deferred Income Taxes, Account 282-283-Accumulated Deferred Income Taxes

Line No.	DEBITS Type of Tax (a)	Account 190 Accumulated Deferred Income Taxes (b)	Account 282 Accumulated Deferred Income Taxes (c)	Account 283 Accumulated Deferred Income Taxes (c)	Account 411.1 Provision for Deferred Income Taxes (e)
1	Federal				
2	State				
3	Other				
4					
5					
6					
7	Total	-	-	-	-

500. GAS PURCHASED

1. Report below the information called for concerning gas purchased for resale during year.
2. Purchases from independent natural gas producers shall be grouped on one line and columns (a), (d), (g) and (h) only shall be reported with respect to such purchase.
3. The quantities reported should be those shown by the bills rendered by the vendor. Indicate MCF, CCF or Therms
4. Report separately non-interruptible and interruptible purchases from the same company. Designate purchases from affiliated interest by an asterisk following the name in column (d).

Line No.	Purchased From (a)	Point of Delivery (b)	B.T.U. Per Cu. Ft. (c)	MCF CCF or Therms (d)	Commodity Charges (e)	Other Charges (f)	Total (g)	Cos Pe Uni (h)
1	Account 804							
2	El Paso	Moureoton, PA	1033		12,928	38,378	51,306	
3	Trans Canada	Moureoton, PA	1033		1,444,776	441,898	1,886,673	
4	Tennessee	Moureoton, PA	1033		86,897	1,262,077	1,348,974	
5	Other Suppliers				2,252,017	70,415	2,322,432	
6								
7								
8	Order 636 Transition					643,427	5,609,386	
9	Off-System Sales					(27,594)	(27,594)	
10								
11								
12	Account 805							
13	Off-System Sales					27594	27,594	
14	Purchased Gas Cost Adj.					(643,427)	(643,427)	
15	Purch Gas & Fuel Non-Lgac					125,208	125,208	
Totals			3099	0	3,796,617	1,937,976	10,700,552	

501. SALES FOR RESALE

1. Report below the information called for concerning gas sold during year to other gas utilities or to public authorities for resale.
2. The quantities shown should be those shown by the bills rendered to the purchasers. Indicate MCF, CCF or Therms.
3. Report separately non-interruptible and interruptible sales to the same company. Designate sales to affiliated interest by an asterisk following the name in colum
4. Designate any sales which are other than firm sales.

Line No.	Sold To (a)	Point of Delivery (b)	BTU Per Cu. Ft. (c)	MCF CCF or Therms (d)	Commodity Charges (e)	Other Charges (f)	Total (g)	Rever Pe Uni (h)
1	None							
2								
3								
4								
5								
6								
7								
8								
9								
10								
Totals			0	0	0	0	0	

505. GAS ACCOUNT-NATURAL GAS

1 The purpose of this schedule is to account for the quantity of natural gas received and delivered by the respondent adjusted for any differences in pressure bases used in measuring MCF of natural gas received and delivered.

2 If the respondent operates two or more systems which are not interconnected, separate schedules should be submitted. Insert pages should be used for this purpose.

No.	Item (a)	MCF as Reported (b)
1	**GAS RECEIVED**	
2	Natural Gas Produced	
3	L.P.G. Gas Produced and Mixed with Natural Gas	
4	Manufactured Gas Produced and Mixed with Natural Gas	
5	Purchased Gas	878,794
6	Gas of Others Received for Transportation	2,107,328
7	Receipts of Respondent's Gas Transported or Compressed by Others	
8	Exchange Gas Received	
9	Gas Received from Underground Storage	246,175
10	Other Receipts	
11		
12		
13		
14	**Total Receipts:**	**3,232,297**
15	**GAS DELIVERED**	
16	Natural Gas Sales:	
17	Local Distribution by Respondent	957,005
18	Main Line Industrial Sales	
19	Sales for Resale	
20	Interdepartmental Sales	
21		
21		
22	**Total Sales**	**957,005**
23	Deliveries of Gas Transported or Compressed for Others	
24	Deliveries of Respondent's Gas for Trans. Or Compressed by Oth	2,107,329
25	Exchange Gas Delivered	
26	Natural Gas used by Respondent	11,406
27	Natural Gas Delivered to Storage	242,566
28	Natural Gas for Franchise Requirements	
29	Other Deliveries: Specify	
30	**Total Deliveries**	**2,361,301**
31	**UNACCOUNTED FOR**	
32	Production System Losses	
33	Storage Losses	
34	Transmission System Losses	
35	Distribution System Losses	(86,008)
36	Other Losses	
37		
38	***Total Unaccounted For***	***(86,008)***
38	**Total Deliveries and Unaccounted For**	**3,232,298**

510. UNDERGROUND GAS STORAGE

1. Report particulars for each underground gas storage project.
2. Give particulars of any gas stored for the benefit of another company under a gas exchange arrangement or on a basis of purchase and resale to another company. Designate if other company is an associated company.
3. Pressure base of gas volumes reported below.

Line No.	Month (a)	Total (b)	Project Penn York Location (c)	Project Tennessee Location (d)
1	**Storage Operations**	MCF	MCF	MCF
2	**Gas Delivered to Storage**			
1	January	18,187	14,971	3,216
2	February	3,579	-	3,579
3	March	81	-	81
4	April	31,688	7,398	24,290
5	May	3,211	-	3,211
6	June	3,216	-	3,216
7	July	59,610	-	59,610
8	August	65,441	15,080	50,361
9	September	55,651	14,594	41,057
10	October	38,012	15,080	22,932
11	November	35,492	-	35,492
12	December	3,326	-	3,326
13	Totals	317,494	67123	250371
14	**Gas Withdrawn From Storage**	**634,988**	**134,246**	**500,742**
15	January	20,687	20,687	-
16	February	66,499	18,685	47,814
17	March	67,198	16,279	50,919
18	April	22,918	-	22,918
19	May	84,878	20,687	64,191
20	June	47,452	14,107	33,345
21	July	61,435	13,621	47,814
22	August	50,919	-	50,919
23	September	(1,290)	-	(1,290)
24	October	(20,632)	-	(20,632)
25	November	(24,478)	(6,654)	(17,824)
26	December	(86,712)	(21,046)	(65,666)
27	**Totals**	**76,366**	**76366**	**0**
28	Stored Gas End of Year-MCF	1,005,737	745,828	259,909
29	Est. Native Gas in Storage Reservoir-MCF			
30	Total Gas in Reservoir-MCF (Lines 28 plus 29)			
31	Storage Capacity (Excl. Native Gas)-MCF			
32	Reservoir Pressure at which Storage Cap.-Computed			
33	Number of Storage Wells in Project			
34	Number of Acres of Storage Area			
35	Maximum Day's Withdrawal from Storage			
36	Date of Maximum Day's Withdrawal			
37	Year Storage Operations Commenced			

511. MANUFACTURED GAS PRODUCTION PLANT

1 Kind or Type of Plant Propane Air Peak Shaving Location Athens, PA
2 Maximum Daily Capacity of Plant 1800 MCF of Natural Gas Equivalent
3 Maximum Daily MCF of Gas Produced During Year 80 MCF Date 01/24/01
4 Maximum Daily MCF of Gas Produced During Life of Plant 1445 Date 01/06/72
5 Number of Days Plant was Commercially Operated During Year 3 run for testing plant only
6 Date Plant was last Commercially Operated 12/14/01
7 MCF of Gas Produced During the Year 212 MCF
8 Average BTU Content of Gas Produced 1400
0

512. LIQUEFIED PETROLEUM GAS OPERATIONS

1 Location of Plant None
2 MCF of Gas Produced During Year
3 Gallons of L.P.G. Used During Year
4 Function of Plant
5 Storage Capacity for L.P.G. (Gallons)

515. GAS AND OIL WELLS

Line No.			
1	**GAS WELLS**	None	
2	Productive Wells at Beginning of Year		
3	Productive Wells Drilled During the Year		
4	Oil Wells Restored to Productive Basis During Year		
5	Wells Purchased During the Year		
6	Wells Abandoned During the Year		
7	Wells Sold During the Year		
8			
9	**Productive Wells at End of Year**		
10	Number of Wells Drilled Deeper During the Year		
11	Dry Holes Drilled During the Year		
12			
13	**NATURAL GAS**	**Operative**	**Non Operative**
14	Number of Acres Owned at End of Year		
15	Number of Acres Leased at End of Year		
16			
17	**OIL WELLS**		
18	Productive Wells at Beginning of Year		
19	Productive Wells Drilled During the Year		
20	Wells Abandoned and Sold During the Year		
21			
22	**Productive Wells at End of Year**		
23			

516. GAS LINES, METERS AND SERVICES

Line No.	Size of Pipe Inches	Field Lines M. Ft.	Prod. Ext. Lines M. Ft.	Storage Lines M. Ft.	Distr. Mains M. Ft.	Transmission M. Ft.
28	3/4				1	
29	1				1	
30	1 1/4				2	
31	1 1/2				3	
32	2				221	
33	2 1/2				5	
34	3				76	
35	4				217	
36	6				84	
37	8				65	
38	10				10	
39						
40						
41						

Meters in Service at End of Year 5,318 Services at End of Year, Company Owned 5,097

Meters in Stock or Shop at End of Year Information is not available Services at End of Year, Customer Owned Information is not available

VALLEY CITIES GAS -
A DIVISION OF NUI UTILITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Valley Cities Gas ("Valley Cities" or the "Company") is an operating division of NUI Utilities, Inc., a wholly-owned subsidiary of NUI Corporation ("NUI"), and follows the Uniform System of Accounts of the Federal Energy Regulatory Commission ("FERC"), as adopted by the Pennsylvania Public Utility Commission ("PPUC"). NUI also has utility operations in six other states: Elizabethtown Gas (New Jersey), City Gas Company of Florida, Elkton Gas (Maryland), North Carolina Gas, Waverly Gas (New York) and Virginia Gas. NUI's non-regulated subsidiaries include NUI Energy, Inc. (NUI Energy), an energy retailer; NUI Energy Brokers, Inc. (NUI Energy Brokers), an energy wholesaler; NUI Environmental Group, Inc., an environmental project development subsidiary; Utility Business Services, Inc. (UBS), a digital mapping and customer information systems and services subsidiary; NUI Telecom, a telecommunications services subsidiary; and TIC Enterprises, LLC (TIC) a sales outsourcing subsidiary.

Certain reclassifications of prior year amounts were made in order to properly reflect amounts in the correct FERC account. Such reclassifications are not material.

The significant accounting policies are summarized below.

A. *Utility Plant and Related Depreciation and Amortization*

Utility plant is stated at its original cost. Depreciation is provided on a straight-line basis over the remaining estimated lives of depreciable property by applying a composite average annual rate of approximately 3.11% percent in 2001 and 3.04% percent in 2000. At the time properties are retired, the original cost plus the cost of retirement, less salvage, is charged to accumulated depreciation. Repairs, replacements and renewals of minor items of property are charged to maintenance expense as incurred.

Included in utility plant as of December 31, 2001 and 2000, is $1,988,728 and $2,088,223, respectively, of unamortized plant acquisition adjustment, which represents the remaining portion of the excess of the purchase price over the book value of net assets acquired by NUI. The excess is being amortized on a straight-line basis over thirty years from the date of acquisition.

B. *Supplemental Statement of Cash Flow Information*

"Cash at the End of Year" on the Statement of Cash Flows consists of:

A/C	Description	Amount
131	Cash	$172,303
134	Special Deposits	46,569
135	Working Funds	500
		$219,372

The amount of income tax and interest paid during the year were as follows:

Income tax paid	$(160,179)
Interest paid	$353,632

Income taxes are paid to NUI (see Note 1.D. below).

C. *Operating Revenues and Purchased Gas and Fuel Costs*

Costs of purchased gas and fuel are recognized as expenses in accordance with the gas adjustment clause. Such clause provides for the periodic reconciliation of actual recoverable gas costs and the estimated amounts that have been billed to customers. Under or over recoveries are deferred when they arise and are recovered from or refunded to customers in subsequent periods.

D. *Income Taxes*

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the liability method to be used to account for deferred income taxes. Under this method, deferred income taxes are provided at currently enacted income tax rates for all temporary differences between the book and tax bases of assets and liabilities.

Investment tax credits are being amortized over the estimated service lives of the properties that gave rise to the credits.

The Company participates with NUI in filing a consolidated Federal income tax return. The provisions for income taxes shown in the accompanying financial statements have been computed on a separate company/division basis.

2. Notes Payable to Banks

At December 31, 2001, the Company's outstanding notes payable to banks was $2,690,752 with a combined weighted average interest rate of 2.57 percent.

3. Pension Benefits

On January 1, 2001, NUI merged the pension plans of all of its subsidiaries into a consolidated non-contributory defined benefit retirement plan which covers substantially all of its employees. The Company funds its plan in accordance with the requirements of the Employee Retirement Security Act of 1974. Benefits paid under the Company's plan are based on years of service and levels of compensation. NUI's actuarial calculation of pension expense is based on the projected unit cost method. Pension credits of $59,000 were allocated to Valley Cities for the twelve months ended December 31, 2001. Valley Cities' prepaid pension cost at December 31, 2001, was $632,000.

The changes in the pension benefit obligation for the NUI's consolidated plan for the years ended September 30, 2001 and 2000 were as follows (in thousands):

	2001	2000
Benefit obligation at beginning of year	$81,303	$80,845
Service cost	2,213	1,991
Interest cost	6,614	6,029
Actuarial (gain) loss	10,325	(1,677)
Benefits paid	(5,845)	(5,885)
Benefit obligation at end of year	$94,610	$81,303

The change in the NUI's consolidated plan assets were as follows (in thousands):

	2001	2000
Fair value of plan assets at beginning of year	$131,256	$123,546
Actual return on plan assets	(13,817)	13,611
Estimated expenses	(16)	(16)
Benefits paid	(5,845)	(5,885)
Fair value of plan assets at end of year	$111,578	$131,256

The reconciliation of the funded status of the NUI's consolidated funded plan as of September 30, 2001 and 2000 were as follows (in thousands):

	2001	2000
Funded status	$94,610	$81,303
Market value of plan assets	111,578	131,256
Plan assets in excess of projected benefit obligation	16,968	49,953
Unrecognized net (gain) loss	8,19	(28,711)
Unrecognized prior service cost	2,540	3,018
Unrecognized net transition asset	(10)	(488)
Pension prepayment	$28,117	$23,772

The projected benefit obligation was calculated using a discount rate of 7.25 percent in fiscal 2001 and 7.75 percent in fiscal 2000, and an assumed annual increase in compensation levels of 4 percent in both fiscal 2001 and fiscal 2000. The expected long-term rate of return on assets was calculated at 9.75 percent in both fiscal 2001 and 2000. The assets of the Company's funded plan are invested primarily in publicly traded fixed income and equity securities.

The components of pension expense for the NUI's consolidated plan were as follows (in thousands):

	2001	2000	1999
Service cost	$2,213	$1,991	$2,446
Interest cost	6,614	6,029	6,281
Estimated expenses	16	16	---
Return on plan assets	(12,504)	(12,351	(13,048)
Net amortization and deferral	(684)	(1,469	(1,069)
Special termination benefits	---	---	1,799
Settlement gain	---	---	(10,051)
Pension credit	$(4,345)	$(5,784)	$(13,642)

4. **Commitments and Contingencies**

Gas Procurement Contracts. Certain of the Company's long-term contracts for the supply, storage and delivery of natural gas include fixed charges that amount to approximately $2.3 million annually for Valley Cities and Waverly Gas combined. The Company currently recovers, and expects to continue to recover, such fixed charges through its gas cost adjustment clause.

Environmental. The Company is subject to federal and state laws with respect to water, air quality, solid waste disposal and employee health and safety matters, and to environmental regulations issued by the United States Environmental Protection Agency and other federal and state agencies.

NUI owns, or previously owned, ten former manufactured gas plant (MGP) facilities, located in the states of North Carolina, South Carolina, Pennsylvania, New York and Maryland. In order to quantify the potential future expenditures with respect to all of its MGP sites, NUI, with the aid of environmental consultants, regularly assesses the possible costs associated with conducting

investigative activities at each of these sites and implementing appropriate remedial actions, as well as the probability of whether such actions will be necessary. Based on the most recent assessment, NUI has recorded a reserve for environmental investigation and remediation costs of these sites of approximately $4 million, which is the probable minimum amount NUI expects to expend during the next twenty years.

NUI intends to pursue recovery of the costs associated with these ten MGP sites from ratepayers, former owners and operators, and insurance carriers, although NUI is not able to express a belief as to whether any or all of these recovery efforts will be successful. NUI is working with the regulatory agencies to prudently manage its MGP costs so as to mitigate the impact of such costs on both ratepayers and shareholders.

Exhibit FS-4

STATE OF NEW YORK
PUBLIC SERVICE COMMISSION

ANNUAL REPORT
OF ELECTRIC and/or GAS CORPORATIONS
Year ended December 31, 2001

Instructions for this sheet:

1 Fill in your name, address and appropriate dates in the designated area below so that this information will carry to other sheets in the file.

2 If the respondent's name is long, the "Year ended December 31, 19__" may over pass the print range. This can be corrected by one of two methods: selecting a smaller font size on the specific sheet, or delete some spaces on the combined string below.

Please fill in the following:

		Example
Respondent's exact legal name:	NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc.	
Address line 1:	One Elizabeth Plaza	
Address line 2:	Union, N.J. 07083	
For the period starting:	January 1, 2001	January 1, 1995
For the year ended:	December 31, 2001	December 31,1995
Date due:	April 31, 2002	March 31, 1995

For the period starting January 1, 2001

Year ended December 31, 2001

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc.

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc. Year ended December 31, 2001

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc. Year ended December 31, 2001

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc. Year ended December 31, 2001

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc. Year ended December 31, 2001

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc. Year ended December 31, 2001

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc. Year ended December 31, 2001

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Utilities, Inc. Year ended December 31, 2001

Instructions

Do not include this sheet in the Annual Report you send to the Commission

General Information

The number of files that make up the annual report have been reduced from 172 files to 2 files. The files are called FERCFORM.XLS and PSCFORM.XLS, respectively. FERCFORM.XLS contains general corporate information, financial statements, and various electric financial and operating data. It is similar to the FERC Form 1 which electric service companies file to the FERC. PSCFORM.XLS contains PSC specific information which is not required in the FERC form 1.

The pages in FERCFORM.XLS and PSCFORM.XLS are separated by Tabs. The names of the Tabs are arranged by page number. The Table of Contents in each file (Tab called Table) provides the Description of each Schedule and Page Number of the Schedule.

Each file includes a tab called a Data Sheet. The completion of the Data Sheet will automatically transfer your company's name and year of the report to each page of the annual report. The file has not been protected. However, we would prefer that you not insert or delete rows or columns.

We have checked the accuracy of the formulas and cell references in the file. However, all corrections may not have been made. If you feel that certain formulas or cell references in the file are incorrect, make the correction and describe the change made on the " Comment" sheet provided.

Insert Pages

Due to a large amount of data, some companies will be required to file additional pages to complete certain schedules. If you are required to prepare insert pages, insert pages have been provided in the workspace below the applicable schedule. The total of the insert pages should be inputted on the related schedule.

Printing Individual Schedules on the File

To print Individual Schedules use the print function of Excel. Select File, then print, making sure "active sheet" is selected in the print dialogue box. Select Ok.

Saving the File

As stated above, the name of the two files are FERCFORM.XLS and PSCFORM.XLS. It is advised that you call up the file and then immediately save it using the assigned file names as shown below.

Print the Entire Report

To print the entire report use the Excel Print function. Select File, Print, and in the print dialoque box select "Entire Workbook". Then select Ok.

Originals vs Resubmission

If the report pages are originals, there is no need to check original on each page. If any page of the report is a resubmission, please check the box marked resubmission on the applicable page.

Company Name	FERCFORM.XLS File NAME TO SAVE	PSCFORM.XLS File NAME TO SAVE
Brooklyn Union	BUG.XLS	PSCBUG.XLS
Corning Natural Gas	CORNING.XLS	PSCCORN.XLS
National Fuel Gas	NFG.XLS	PSCNFG.XLS
NM Suburban	NMSUB.XLS	PSCNMSUB.XLS
St. Lawrence	STLAW.XLS	PSCSTLAW.XLLS
Central Hudson	CENHUD.XLS	PSCCH.XLS.
Con Ed	CONED.XLS	PSCCONED.XLS
LILCO	LILCO.XLS	PSCLILCO.XLS
NYSEG	NYSEG.XLS	PSCNYSEG.XLS
NIMO	NIMO.XLS	PSCNIMO.XLS
Orange & Rockland	OR.XLS	PSCOR.XLS
RG&E	RGE.XLS	PSCRGE.XLS

Comment Sheet

Please use this sheet to record any changes you made to this file. If you altered this file in anyway, except by entering data, you must record those changes here. You may also use this sheet to make any comments about this file or the joint cost file.

Item Number	Description	Schedule Number	Page Number

GENERAL INSTRUCTIONS

1. The completed original of this report form, properly filled out, shall be filed with the Public Service Commission, Albany, N.Y., on or before the 31st of March next following the end of the year to which the report applies. At least one additional copy shall be retained in the files of the reporting utility.

2. All utility companies upon which this report form is served are required by statute to complete and to file the report. The statute further provides that when any such report is defective or believed to be erroneous, the reporting utility shall be duly notified and given a reasonable time within which to make the necessary amendments or corrections.

3. All accounting terms and phrases used in this form are to be interpreted in accordance with the Uniform Systems of Accounts prescribed by this Commission. Whenever the term respondent is used, it shall be understood to mean the reporting utility.

4. If the report is made for a period other than the calendar year, the period covered must be clearly stated on the front cover and elsewhere throughout the report where the period covered is shown. When operations cease during the year because of the disposition of property the balance sheet and supporting schedules should consist of balances and items immediately prior to transfer (for accounting purposes). If the books are not closed as of that date, the data in the report should nevertheless be complete and the amounts reported should be supported by information set forth in, or as part of the books of account.

5. Every inquiry must be definitely answered. If "none" or "not applicable" states the fact, such an answer may be used. The annual report should be complete in itself. Reference to reports of previous years or to any paper or document should not be made in lieu of required entries except as specifically outlined.

6. Upon filing, the report may, if desired, be permanently bound. If it is so bound, the requirement for page by page identification of the reporting company set forth in paragraph 9 below, may be disregarded. Extra copies of any page will be furnished upon request.

7. If the utility conducts operations both within and without the State of New York, data should be reported so that there will be shown the quantities of commodities sold within this State, and (separately by accounts) the operating revenues from sources within this State, the operating revenue deductions applicable thereto and the plant investment as of the end of the year within this State.

8. All entries shall be made in black or dark blue except those of a contrary or opposite nature, which should be made in red or enclosed in parentheses. Inserts, if any, should be appropriately identified with the schedules to which they relate.

9. Insert the initials of the reporting utility and the year which the report covers in the space provided on each page.

10. Cents are to be omitted on all schedules except where they apply to averages and figures per unit where cents are important. The amounts shown on all supporting schedules shall agree with the item in the statement they support.

LIST OF SCHEDULES
SUPPLEMENTAL FILING FOR ELECTRIC AND GAS COMPANIES

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S

Attach herein (following this page) the respondent's latest annual report to stockholders. If such a report is not prepared, but if audited annual financial statements on which a certified public accountant expresses an opinion are regularly prepared and

If the respondent's annual report to stockholders or audited annual financial statements are prepared on a calendar year basis, the major financial statements contained therein, i.e., Balance Sheet, Income and Retained Earnings Statement and Statement of

If the respondent's annual report to stockholders or audited annual financial statements are prepared on a fiscal year basis, then a statement shall be included stating that, except as noted, the major financial statements are prepared on the same basis a

If reports to stockholders or audited annual financial statements are not prepared, so state below:

Enclosed with this report is the Annual Report to Shareholders of NUI Corporation for the fiscal year ended September 30, 2001. The financial statements were prepared under generally accepted accounting principles and includes the financial statements of NUI Waverly Gas - a division of NUI Utilities, Inc a subsidiary of NUI Corporation.

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
($000s)

Note: A reconciliation between the PSC and FERC is only necessary if the net income difference is greater than .05%.

Line No.	Description	PSC USOA	Adjustments	FERC USOA					Consolidations Eliminations	Footnote Ref	Stockholder's Report
1	**Balance Sheet**										
2	Assets										
3	Total Net Utility Plant										
4											
5											
6											
7	Other Property & Investments										
8											
9											
10											
11	Current Assets										
12											
13											
14											
15	Deferred Debits										
16											
17											
18											
19											
20	Total	$0	$0	$0	$0	$0	$0	$0	$0		$0
21	Liabilities & Capital										
22	Proprietary Capital										
23											
24											
25											
26	Long Term Debt										
27											
28	Other Noncurrent Liabilities										
29											
30											
31	Current & Accrued Liabilities										
32											
33											
34	Deferred Credits										
35											
36											
37											
38											
39	Operating Reserves										
40											
41	Income Taxes										
42											
43	Total	$0	$0	$0	$0	$0	$0	$0	$0		$0

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
FOOTNOTES
($000s)

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
FOOTNOTES
($000s)

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
($000s)

Note: A reconciliation between the PSC and FERC is only necessary if the net income difference is greater than .05%.

Line No.	Description	PSC USOA	Adjustments	FERC USOA					Consolidations Eliminations	Footnote Ref	Stockholder's Report
1	**Income Statement**										
2	Operating Revenues										
3											
4											
5											
6	Operating Expenses										
7											
8											
9											
10	Other Income and Deductions										
11											
12											
13											
14	Interest Charges										
15											
16											
17											
18	Extraordinary Items										
19											
20											
21											
22											
23											
24											
25	Net Income	$0	$0	$0	$0	$0	$0	$0	$0		$0

FOOTNOTES

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
FOOTNOTES
($000s)

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
($000s)

Note: A reconciliation between the PSC and FERC is only necessary if the net income difference is greater than .05%.

Line No.	Description	PSC USOA	Adjustments	FERC USOA					Consolidations Eliminations	Footnote Ref	Stockholder's Report
1	**Statement of Cash Flows**										
2	Operating Activities										
3											
4											
5											
6											
7											
8	Investing Activities										
9											
10											
11											
12											
13											
14	Financing Activities										
15											
16											
17											
18	Net increase (decrease) in cash										
19	*and cash equivalents*	0	0	0	0	0	0	0	0		0
20											
21											
22	Cash and cash equivalents,										
23	Beginning of Year										
24											
25	Cash and cash equivalents,										
26	End of Year	$0	$0	$0	$0	$0	$0	$0	$0		$0

FOOTNOTES

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
($000s)

Note: A reconciliation between the PSC and FERC is only necessary if the net income difference is greater than .05%.

Line No.	Description	PSC USOA	Adjustments	FERC USOA					Consolidations Eliminations	Footnote Ref	Stockholder's Report
1	**Balance Sheet**										
2	Assets										
3	Total Net Utility Plant										
4											
5											
6											
7	Other Property & Investments										
8											
9											
10											
11	Current Assets										
12											
13											
14											
15	Deferred Debits										
16											
17											
18											
19											
20	Total	$0	$0	$0	$0	$0	$0	$0	$0		$0
21	Liabilities & Capital										
22	Proprietary Capital										
23											
24											
25											
26	Long Term Debt										
27											
28	Other Noncurrent Liabilities										
29											
30											
31	Current & Accrued Liabilities										
32											
33											
34	Deferred Credits										
35											
36											
37											
38											
39	Operating Reserves										
40											
41	Income Taxes										
42											
43	Total	$0	$0	$0	$0	$0	$0	$0	$0		$0

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
FOOTNOTES
($000s)

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
FOOTNOTES
($000s)

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
($000s)

Note: A reconciliation between the PSC and FERC is only necessary if the net income difference is greater than .05%.

Line No.	Description	PSC USOA	Adjustments	FERC USOA					Consolidations Eliminations	Footnote Ref	Stockholder's Report
1	**Income Statement**										
2	Operating Revenues										
3											
4											
5											
6	Operating Expenses										
7											
8											
9											
10	Other Income and Deductions										
11											
12											
13											
14	Interest Charges										
15											
16											
17											
18	Extraordinary Items										
19											
20											
21											
22											
23											
24											
25	Net Income	$0	$0	$0	$0	$0	$0	$0	$0		$0

FOOTNOTES

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
FOOTNOTES
($000s)

RECONCILIATION BETWEEN FERC, PSC AND STOCKHOLDER'S ANNUAL REPORT (Continued)
($000s)

Note: A reconciliation between the PSC and FERC is only necessary if the net income difference is greater than .05%.

Line No.	Description	PSC USOA	Adjustments	FERC USOA					Consolidations Eliminations	Footnote Ref	Stockholder's Report
1	**Statement of Cash Flows**										
2	Operating Activities										
3											
4											
5											
6											
7											
8	Investing Activities										
9											
10											
11											
12											
13											
14	Financing Activities										
15											
16											
17											
18	Net increase (decrease) in cash										
19	and cash equivalents	0	0	0	0	0	0	0	0		0
20											
21											
22	Cash and cash equivalents,										
23	Beginning of Year										
24											
25	Cash and cash equivalents,										
26	End of Year	$0	$0	$0	$0	$0	$0	$0	$0		$0

FOOTNOTES

NEW YORK INTRASTATE REVENUES

Show for each department the amount of gross operating revenues derived from New York intrastate utility operations during the year. If these amounts differ from the corresponding revenue figures in the Income Statement, each such difference should be explained in sufficient detail to identify the amounts by detail revenue accounts. It is intended that the amounts shown hereunder shall represent the revenues subject to assessment under Section 18a of the Public Service Law.

Line No.	Description Account (a)	Revenues Intrastate (b)	Revenues Interstate (c)
1	Electric Utility	$0	$0
2	Gas Utility	1,938,961	0
3			
4			
5			
6			
7			
8			
9			
10	TOTALS	$1,938,961	$0

INSTRUCTIONS FOR THE RATE OF RETURN AND RETURN ON COMMON EQUITY CALCULATION

COMPUTATIONS:

	RETURN ON COMMON EQUITY
Net Operating Income	Page 114-115, Line 24, Column (e) Page 114-115, Line 24, Column (g) Page 114-115, Line 24, Column (i)
Interest Charges	Page 117, Line 64, Column (c) Allocate to electric, gas and other based on Net Utility Plant.
Preferred Stock Dividends	Page 118, Line 29, Column (c) Allocate to electric, gas and other based on Net Utility Plant.
Net Income Available for Common	Subtract Lines 2 and 3 from Line 1.
Adjusted Common Equity	Line 13 of this schedule Allocate to electric, gas and other based on Net Utility Plant.
Return on Common Equity	Divide Line 4 by Line 5.
	TOTAL COMMON EQUITY
Common Stock	Page 112, Line 2: Columns (c) and (d).
Premium on Capital Stock	Page 112, Lines 4 through 8: Columns (c) and (d).
Capital Stock Expense	Page 112, Lines 9, 10: Columns (c) and (d).
Retained Earnings	Page 118, Lines 1 and 38: Column (c). Page 112, Line 12: Columns (c) and (d).
Total	Sum Lines 7 through 10.
Investment in Subsidiary Companies	Page 110, Lines 16 and 17: Columns (c) and (d).
Adjusted Common Equity	Subtract Line 12 from Line 11.
	NET PLANT INVESTMENT
Net Plant - Electric	Page 200-201, Line 15: Column (c).
Net Plant - Gas	Page 200-201, Line 15: Column (d).
Net Plant - Other	Page 200-201, Line 15: Columns (e) through (g). Page 110, Line 14 minus Line 15: Columns (c) and (d).

RATE OF RETURN AND RETURN ON COMMON EQUITY CALCULATION

Line No.	Item	Total (a)	Electric (b)	Gas (c)	Other (d)
1	Net Operating Income	($473,670)		($473,670)	
	Less:				
2	Interest Charges (1)	128,678		128,678	
3	Preferred Stock Dividends (1)	0			
4	Net Income Available for Common	($602,348)	$0	($602,348)	$0
5	Adjusted Common Equity (1)	$320,405	$0	$320,405	$0
6	Return on Common Equity	-188.00%		-188.00%	

Calculation of Common Equity

Line No.	Item	Beginning of Year	End of Year		Average for Year
7	Common Stock				$0
8	Premium on Capital Stock				0
9	Capital Stock Expense (Input as negative)				0
10	Retained Earnings	306,194	334,615		320,405
11	Total	306,194	334,615		320,405
12	Less: Investment in Subsidiary Companies				0
13	Adjusted Common Equity	$306,194	$334,615		$320,405

Allocation of Net Plant between Electric, Gas and Other

Line No.	Item	Beginning of Year	End of Year	Average for Year	Percentages
14	Net Plant - Electric			$0	0.00%
15	Net Plant - Gas	1,644,787	1,799,069	1,721,928	100.00%
16	Net Plant - Other			0	0.00%
17	Total	$1,644,787	$1,799,069	$1,721,928	100.00%

(1) It is acceptable to use the allocation method used in the company's last rate case proceeding. If this allocation method is used, please note "YES" here==================>

It should be noted that these calculated common equity returns are not intended as an evaluation of the reasonableness of the earnings of any utility under the jurisdiction of the Public Service Commission. Also, the earned rates of return reported here are not necessarily the same that would be computed in a formal rate proceeding. Differences may occur because the data in formal proceedings are analyzed in detail and adjustments are usually made to booked amounts.

Next Page is 7

MISCELLANEOUS PLANT DATA

Furnish a summary statement for each of the accounts listed here for each department and for Common Plant if a balance of $250,000 was carried therein at any time during the year. There should be shown a brief description and amounts, of transactions earned through each such account and, except to the extent that the information is shown elsewhere in this report, opening and closing balances. If any of the property involved has an income producing status during the year, the gross income and applicable expenses (suitably subdivided) should be reported.

104 Plant Leased to Others

105 Plant Held for Future Use

114 Plant Acquisition Adjustments

118 Other Utility Plant

108 Accumulated Provision for Depreciation of Plant Leased to Others

108 Accumulated Provision for Depreciation of Plant Held for Future Use

111 Accumulated Provision for Amortization of Plant Leased to Others

111 Accumulated Provision for Amortization of Plant Held for Future Use

111 Accumulated Provision for Abandonment of Leases

111 Accumulated Provision for Amortization of Other Gas Plant Held for Future Use

115 Accumulated Provision for Amortization of Plant Acquisition Adjustments

119 Accumulated Provision for Depreciation and Amortization of Other Utility Plant

114 Plant Acquisition Adjustment	
Balance at Beginning of Year	$ 523,347
Activity	0
Balance at End of Year	$ 523,347

115 Accumulated Provision for Amortization of	
Plant Acquisition Adjustment	$ (115,675)
Amortization	(17,472)
Balance at End of Year	$ (133,147)

MISCELLANEOUS PLANT DATA

Investments (Account 123 and 124)

1. Report below investments greater than or equal to $250,000 in Accounts 123, Investment in Associated Companies and 124, Other Investments.

2. Provide a subheading for each account and list thereunder the information called for, observing the instructions below.

3. Investment in Securities - List and describe each security owned, giving name of issuer. For bonds give also principal amount, date of issue, maturity, and interest rate. For capital stock state number of shares, class and series of stock. Minor investments may be grouped by classes.

4. Investment Advances - Report separately for each person or company the amounts of loans or investment advances which are subject to repayment but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. Each note should be listed giving date of issuance, maturity date, and specifying whether note is a renewal. Designate any advances due from officers, directors, stockholders or employees.

5. For any securities, notes, or accounts that were pledged, designate such securities, notes or accounts and in a footnote state the name of the pledgee and purpose of the pledge.

6. If commission approval was required for any advance made or security acquired, designate such fact and in a footnote give date of authorization and case number.

7. Interest and dividend revenues from investments should be reported in column (g), including such revenues from securities disposed of during the year.

8. In column (h) report for each investment disposed of during the year the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if different from cost) and the selling price therefor, not including any dividend or interest adjustment includible in column (g).

Line No.	Description of Investment (a)	Date Acquired (b)	Date of Maturity (c)	Book Cost Beginning Of Year (d)	Principal Amount or No. Of Shares End of Year (e)	Book Costs * End Of Year (f)	Revenues For Year (g)	Gain or Loss From Investment Disposed of (h)
1	NONE							
2								
3								
4								
5								
6								
7								
8	Totals (Account 123)			$0		$0	$0	$0
9								
10								
11								
12								
13								
14								
15								
16	Totals (Account 124)			$0		$0	$0	$0

* If book cost is different from cost to respondent, give cost to respondent in a footnote and explain difference.

SPECIAL FUNDS (Accounts 125, 126, 128)
(Sinking Funds, Depreciation Fund, Other Special Funds)

1. For each fund which exceeds $250,000 at the end of the year, report the balance below. Aggregate all other funds. Indicate nature of any fund included in Account 128, Other Special Funds.
2. Explain, for each fund, any deductions other than withdrawals for the purpose for which the fund was created.
3. If the trustee of any fund is an associated company, give name of such associated company.
4. If assets other than cash comprise any fund, furnish a list of the securities or other assets, giving interest or dividend rate of each, cost to respondent, number of shares or principal amount, and book cost at end of year.

Line No.	Name of Fund and trustee if any (a)	Balance End of Year (b)
1	NONE	
2		
3		
4		
5		
6	Total (Account 125)	$0
7		
8		
9		
10		
11		
12		
13	Total (Account 126)	$0
14		
15		
16		
17		
18		
19		
20	Total (Account 128)	$0

SPECIAL DEPOSITS (Accounts 132, 133, 134)

1. For each fund which exceeds $250,000 at the end of the year, report the balance below. Aggregate all other funds.
2. If any deposit consists of assets other than cash, give a brief description of such assets.
3. If any deposit is held by an associated company, give name of company.

Line No.	Description and purpose of deposit (a)	Balance End of Year (b)
21	Interest Special Deposits (Account 132)	
22	Dividend Special Deposits (Account 133)	
23	Other Special Deposits (Account 134):	
24	(Specify purpose of each other special deposit)	
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37	Total (Account 134)	$0

If applicable, see insert page below:

SPECIAL FUNDS (Accounts 125, 126, 128)
(Sinking Funds, Depreciation Fund, Other Special Funds)

Line No.	Name of Fund and trustee if any (a)	Balance End of Year (b)
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		
49		
50		
51		
52		
53		
54		
55		
56		
57		
58		

NOTES AND ACCOUNTS RECEIVABLE (Accounts 141, 142, 143)

Summary for Balance Sheet

Show separately by footnote the total amount of notes and accounts receivable from directors, officers, and employees included in Notes Receivable (Account 141) and Other Accounts Receivable (Account 143). Disclose separately by footnote any capital stock subscriptions received included in Account 143, Other Accounts Receivable.

LINE NO.	Accounts (a)	Balance Beginning of Year (b)	Balance End of Year (c)
1	Notes Receivable (Account 141)		
2	Customer Accounts Receivable (Account 142):		
3	Gas	316,138	122,453
4	Electric		
5	Merchandising, Jobbing and Contract Work		
6	Other		
7	Other Accounts Receivable (Account 143)		
8	Total (Accounts 142 and 143)	316,138	122,453
9	Less: Accumulated Provision for Uncollectible Accounts - Cr. (Account 144)	6,126	2,069
10	Total, Less Accumulated Provision for Uncollectible Accounts	$310,012	$120,384
11			
12			
13			
14			
15			

ACCUMULATED PROVISION FOR UNCOLLECTIBLE ACCOUNTS-CR. (Account 144)

1. Report below the information called for concerning this accumulated provision.
2. Explain any important adjustments of subaccounts.
3. Entries with respect to officers and employees shall not include items for utility services.

LINE NO.	Item (a)	Utility Customers (b)	Merchandising, Jobbing and Contract Work (c)	Officers and Employees (d)	Other (e)	Total (f)
21	Balance Beginning of Year	$6,126				$6,126
22	Prov. for Uncollectibles for Year	56,179				56,179
23	Accounts Written Off	63,982				63,982
24	Collection of Accounts Written Off	3,746				3,746
25	Adjustments (Explain)					0
26						0
27	Balance End of Year	$2,069	$0	$0	$0	$2,069

28
29 4. Summarize the collection and write-off practices applied to overdue customers' accounts.
30
31 *Notices are sent ot accounts when they become due by 60, 90 and 120 days.
32 *Amounts are written off after 120 days. Overdue balances are turned over to an outside collection agency.
33
34
35
36
37
38
39
40

RECEIVABLES FROM ASSOCIATED COMPANIES (Accounts 145, 146)

1. Report particulars of notes and accounts receivable from associated companies at end of year.
2. Provide separate headings and totals for Accounts 145, Notes Receivable from Associated Companies, and 146, Accounts Receivable from Associated Companies, in addition to a total for the combined accounts.
3. For notes receivable list each note separately and state purpose for which received. Show also in column (a) date of note, date of maturity and interest rate.
4. If any note was received in satisfaction of an open account, state the period covered by such open account.
5. Include in column (f) interest recorded as income during the year, including interest on accounts and notes held any time during the year.
6. Give particulars of any notes pledged or discounted, also of any collateral held as guarantee of payment of any note or account.

Line No.	Particulars (a)	Balance Beginning of Year (b)	Debits (c)	Credits (d)	Balance End of Year (e)	Interest for Year (f)
1	NONE				$0	
2					0	
3					0	
4					0	
5					0	
6					0	
7					0	
8					0	
9					0	
10					0	
11					0	
12					0	
13					0	
14	Totals (Account 145)	$0	$0	$0	$0	$0
15					$0	
16					0	
17					0	
18					0	
19					0	
20					0	
21					0	
22					0	
23					0	
24					0	
25					0	
26					0	
27					0	
28					0	
29					0	
30					0	
31					0	
32					0	
33					0	
34					0	
35					0	
36					0	
37					0	
38					0	
39					0	
40					0	
41					0	
42					0	
43					0	
44					0	
45					0	
46					0	
47					0	
48	Totals (Account 146)	$0	$0	$0	$0	$0

GAS STORED (ACCOUNTS 117, 164.1 AND 164.2)

1. Report below the information called for concerning inventory of gas stored.
2. The Uniform System of Accounts provides that inventory cost records be maintained on a consolidated basis for all storage projects with separate records showing the Dth of inputs and withdrawals and balance for each project, unless the storage projects are widely separated and the cost of gas therein varies significantly. If the respondent's inventory cost records are not maintained on a consolidated basis for all storage projects, furnish an explanation of the accounting followed and the reason for the deviation. Separate schedules on this schedule form should be furnished for each group of storage projects for which separate inventory cost records are maintained.
3. If during the year adjustment was made of the stored gas inventory, such as to correct for cumulative inaccuracies of gas measurements, furnish an explanation of the reason for the adjustment, the Dth and dollar amount of adjustment and account charged or credited.
4. Give a concise statement of the facts and the accounting performed with respect to any encroachment of withdrawals during the year, or restoration of previous encroachment, upon native gas constituting the "gas cushion" of any storage reservoir.
5. If the respondent uses a "base stock" in connection with its inventory accounting, give a concise statement of the basis of establishing such "base stock" and the inventory basis and the accounting performed with respect to any encroachment of withdrawals upon "base stock," or restoration of previous encroachment, including brief particulars of any such accounting during the year.
6. If respondent has provided accumulated provision for stored gas which may not eventually be fully recovered from any storage project furnish a statement showing: (a) date of Commission authorization of such accumulated provision (b) explanation of circumstances requiring such provision (c) basis of provision and factors of calculation (d) estimated ultimate accumulated provision accumulation (e) a summary showing balance of accumulated provision and entries during the year.

LINE NO.	DESCRIPTION (a)	NONCURRENT (b)	CURRENT (c)	LNG (d)	TOTAL (e)
1	BALANCE, BEGINNING OF YEAR	NONE			$0
2					
3	GAS DELIVERED TO STORAGE	Waverly shares a common distribution system with Valley			
4	(CONTRA ACCT. 809)	Cities Gas Service-A Division of NUI Corporation. Contracts			0
5	GAS WITHDRAWN FROM STORAGE	for the storage of gas inventory are in the name of Valley			
6	(CONTRA ACCT.808)	Cities Gas Service. Therefore, any inventory in storage			0
7	OTHER DEBITS OR CREDITS (Explain)	is recorded on the books of Valley Cities Gas Service.			0
8					
9		Gas cost expense for gas withdrawn and sent out through			
10		the common system is allocated between the two divisions.			
11	BALANCE, END OF YEAR	$0	$0	$0	$0
12	Dth				
13	AMOUNT PER Dth				
14	State basis of segregation of inventory between current and noncurrent portions.				
15					
16	GAS DELIVERED TO STORAGE:				
17	Dth				
18	AMOUNT PER Dth				
19	Cost of gas delivered to storage:				
20	Specify: Own production (give production area, see Uniform System of Accounts);				
21	average system purchases; specific purchases (state which purchases)				
22	Does cost of gas delivered to storage include any expenses for use of respondent's				
23	transmission, storage, or other facilities? If so, give particulars and				
24	date of commission approval of the accounting.				
25					
26					
27	GAS WITHDRAWN FROM STORAGE:				
28	Dth - INCLUDES VOLUME OF Dth RELATED TO COST REPORTED ON LINE 6				
29	AMOUNT PER Dth				
30	COST BASIS OF WITHDRAWALS:				
31	Specify: average cost, LIFO, FIFO, (Explain any change in inventory basis				
32	during year and give date of Commission approval of the change or approval				
33	of an inventory basis different from that referred to in the Uniform				
34	System of Accounts).				
35					
36					

PREPAYMENTS (ACCOUNT 165)

1. Give below the particulars called for concerning each prepayment.
2. Report all payments for undelivered gas on line 5 and complete schedule 34 showing particulars for gas prepayments.
3. Minor items may be grouped by classes, showing number of such items.

Line No.	Nature of Prepayment (a)	End of Year Balance (b)
1	Prepaid insurance	
2	Prepaid rents	
3	Accrued Taxes Payable	6,000
4	Prepaid interest	
5	Gas prepayments	
6	Miscellaneous prepayments: (specify:)	
7	Prepaid Pension	178,729
8		
9		
10		
11		
12		
13		
14	TOTAL (Account 165)	$184,729

OTHER CURRENT AND ACCRUED ASSETS (Accounts 172, 173, and 174)

1. Give a description and the amount of the principal items carried at the end of the year in each of the accounts listed below.
2. Minor items may be grouped by classes, showing the number of items in each group.

Line No.	Description (a)	End Of Year Balance (b)
15	Rents Receivable (Account 172)	
16		
17		
18		
19		
20		
21	TOTAL (Account 172)	0
22	Accrued Utility Revenues (Account 173)	
23		22,195
24		
25		
26		
27	TOTAL (Account 173)	22,195
28	Miscellaneous Current and Accrued Assets (Account 174)	
29		
30		
31		
32		
33		
34		
35	TOTAL (Account 174)	$0

GAS PREPAYMENTS UNDER PURCHASE AGREEMENTS

1. Report below the information called for concerning gas prepayments as defined in the text of Account 165, Prepayments.
2. If any prepayment at beginning of year, or incurred during year, was canceled, forfeited, or applied to another purpose, state gas volume and dollar amount, period when such prepayment was incurred, accounting disposition of prepayment amount, and give a concise explanation of circumstances causing forfeiture or other disposition of the prepayment.
3. Show totals for columns (c), (d), (e), (f) and (h).
4. If for any reason a take or pay situation is in controversy, list the amount of those prepayment claims which have not been paid, together with footnote notation that the amount is in controversy (and any explanation the respondent chooses to make).
5. If any prepayment was determined other than by reference to amounts per Dth or demand-commodity factors furnish a concise explanation of basis of computation.

LINE NO.	NAME OF VENDOR (DESIGNATE ASSOCIATED COMPANIES) (a)	SELLER FPC RATE SCH. NO. (b)	BAL. BEG. OF YEAR Dth (c)	BAL. BEG. OF YEAR AMOUNT (d)	BALANCE END OF YEAR Dth (e)	BALANCE END OF YEAR AMOUNT (f)	PREPAYMENTS IN CURRENT YEAR CENTS PER Dth (g)	PREPAYMENTS IN CURRENT YEAR Dth (h)	PREPAYMENTS IN CURRENT YEAR % OF YEAR'S REQUIRED TAKE (i)	MAKE-UP PERIOD EXPIRATION DATE (j)
1	NONE									
2										
3										
4										
5										
6										
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										
17										
18										
19										
20										
21										
22										
23										
24										
25										
26										
27	TOTAL		0	$0	0	$0	0.00	0.00		

Electric Energy Efficiency Projects

A. Show below the costs incurred and accounts charged during the year for electric energy efficiency projects initiated, continued or concluded during the year.

B. Indicate in column (a) applicable classification, as shown below; list in column (b) the title of projects performed under the classification.

Classifications (cl.)

1. Large scale DSM programs - programs which are generally offered to all eligible customers throughout the utility's service territory or to large numbers of customers, and which the utility undertakes to achieve specific resource planning objectives. This includes audit and information programs, even if such programs do not provide resource savings.

2. Development and support projects - projects which are more limited in scope than the large scale resource programs. The projects are intended to advance the utility's knowledge of, and experience with, specific DSM options. These projects typically do not have specific energy saving or peak reduction objectives assigned to them. These projects may include, but are not limited to, test marketing, data acquisition, and load studies.

3. Bidding Programs - programs operated by third parties, pursuant to contracts entered into following a broad based demand side RFP process including, but not limited to, those directed by Opinion 88-15.

Show separately the total amount spent during the year for the following programs:

ULIEEP - Utility Low Income Energy Efficiency Programs - Separately show all expenditures for programs undertaken to provide energy efficiency services to low income customers, pursuant to the "Order Establishing a Low Income Energy Efficiency Program in Case 89-M-124.

HIECA - Home Insulation and Energy Conservation Act programs - All programs and pilot projects operated under the Home Insulation and Energy Conservation Act.

DSM - DSM Incentive - Indicate the amount of pre-tax DSM incentive earned during the program year. Indicate whether the amount shown is an estimate or if it has been approved by the Commission.

C. Show in column (c) all costs incurred for the project during the current year. Show in column (d) the capital or expense account number charged during the year and the amount, if applicable, of annual DSM expense, or the amortized program costs, and in column (e) indicate, the unamortized accumulated DSM expenditure balances.

Electric Energy Efficiency Projects (Continued)

Line No.	cl. (a)	Project Title (b)	Cost Incurred In Current Yr. Amount (c)	Amount Charged In Current Year		Unamortized Accumulated Balances (e)
				Acct No.	Amt. Chg (d)	
1	N/A					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46		DSM TOTAL	0		0	0
47		ULIEEP				
48		HIECA				
49		DSM Incentive				
50		GRAND TOTAL	$0		$0	$0

NOTES PAYABLE (Account 231)

1. Report the particulars indicated concerning notes payable at end of year.
2. Give particulars of collateral pledged, if any.
3. Furnish particulars for any formal or informal compensating balance agreements covering open lines of credit.
4. Any demand notes should be designated as such in Column (c).
5. Minor amounts may be grouped by classes, showing the number of such amounts.
6. Report in total, all other interest accrued and paid on notes discharged during the year.

Line No.	PAYEE AND INTEREST RATE (a)	DATE OF NOTE (b)	DATE OF MATURITY (c)	Outstanding at End of Year (d)	INTEREST DURING YEAR ACCRUED (e)	INTEREST DURING YEAR PAID (f)
1						
2	Notes Payable to Banks	various	various	1,489,133		82,128
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20	TOTALS			$1,489,133	$0	$82,128

PAYABLES TO ASSOCIATED COMPANIES (ACCOUNTS 233 and 234)

1. Report particulars of notes and accounts payable to associated companies to end of year.
2. Provide separate totals for Accounts 233, Notes Payable to Associated Companies, and 234, Accounts Payable to Associated Companies.
3. List each note separately and state the purpose for which issued. Show also in Column (a) date of note, maturity and interest rate.
4. Include in Column (f) the amount of any interest expense during the year on notes or accounts that were paid before the end of the year.
5. If collateral has been pledged as security to the payment of any note or account, describe such collateral.

Line No.	PARTICULARS (a)	BALANCE BEGINNING OF YEAR (b)	TOTAL FOR YEAR DEBITS (c)	TOTAL FOR YEAR CREDITS (d)	BALANCE END OF YEAR (e)	INTEREST FOR YEAR (f)
1					$0	
2					0	
3					0	
4					0	
5					0	
6					0	
7	TOTALS (ACCOUNT 233)	0	0	0	0	0
8					0	
9					0	
10					0	
11					0	
12					0	
13					0	
14					0	
15	TOTALS (ACCOUNT 234)	$0	$0	$0	$0	$0

OPERATING RESERVES (ACCOUNTS 228.1, 228.2, 228.3, 228.4)

1. Report below an analysis of the changes during the year for each of the above-named reserves.
2. Show title of reserve, account number, description of the general nature of the entry and the contra account debited or credited. Combine the amounts of monthly accounting entries of the same general nature. If respondent has more than one utility department, contra accounts debited or credited should indicate the utility department affected.
3. For Accounts 228.1, Accumulated Provision for Property Insurance and 228.2, Accumulated Provision for Injuries and Damages, explain the nature of the risks covered by the reserves.
4. For Account 228.4, Accumulated Miscellaneous Operating Provisions, report separately each reserve comprising the account and explain briefly its purpose.

LINE NO.	ITEM (a)	BALANCE BEGINNING OF YEAR (b)	DEBITS		CREDITS		BALANCE END OF YEAR (g)
			CONTRA ACCOUNT (c)	AMOUNT (d)	CONTRA ACCOUNT (e)	AMOUNT (f)	
1	NONE						$0
2							0
3							0
4							0
5							0
6							0
7	TOTAL ACCOUNT 228.1	0		0		0	0
8							0
9							0
10							0
11							0
12							0
13							0
14	TOTAL ACCOUNT 228.2	0		0		0	0
15							0
16							0
17							0
18							0
19							0
20							0
21	TOTAL ACCOUNT 228.3	0		0		0	0
22							0
23							0
24							0
25							0
26							0
27							0
28							0
29	TOTAL ACCOUNT 228.4	$0		$0		$0	$0

MISCELLANEOUS TAX REFUNDS

1. Report below particulars concerning all tax refunds received or used as a reduction of taxes payable during the year which are not more than $1,500,000 and do not exceed $1,000 or 0.2% of the utility's operating revenues. This information is requested in compliance with Section 89.3, Notification Concerning Tax Refunds, of 16NYCRR. This report shall be inapplicable to ordinary operating refunds that are not attributable to negotiation or to new legislation, adjudication, or rulemaking (such as refunds for overpayment of estimated taxes, and carrybacks of net operating losses and investment tax credits).
2. In determining whether a refund exceeds 0.2% of operating revenues for purposes of this report, in the case of a gas, electric, steam, or combination utility, operating revenues shall be reduced by the amounts properly chargeable to the functional group of Production Operation and Maintenance expense accounts; in the case of a combination utility the refund shall be deemed to exceed 0.2% of operating revenues if, after the refund is allocated among the gas, electric and steam departments in a manner reflecting insofar as possible the extent to which the refund is related to each department's activities, one or more of the portions thus allocated exceeds 0.2% of the operating revenues of the department to which it is allocated.
3. In determining whether a refund meets the criteria stated in Instruction 1 above, multiple refunds shall be treated as a single refund if they share a common cause such as a common act of negotiation legislation, adjudication or rulemaking.
4. In this report, the utility also shall either propose a method of distributing to its customers the entire amount refunded, or show why it should not make such a distribution.

LINE NO.	Description of Item (a)	Amount (b)
1	No refunds were received	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34	Total	$0

Excess/Deficient Deferred Federal Income Tax Balances*

1. Report below the specified excess/deficient accumulated deferred Federal income taxes as of December 31 of the reporting year.
2. Protected amounts are accumulated deferred taxes that are depreciation related and are protected from rapid write-back by Section 203 (e) of the Tax Reform Act of 1986.
3. Unprotected amounts are those accumulated deferred taxes that are not subject to Section 203 (e) of the Tax Reform Act of 1986.
4. Excess/deficient deferred taxes result when there is a reduction/increase in the statutory income tax rate (e.g.. TRA-86 & Revenue Reconciliation Act of 1993) & the deferred tax balances provided are greater/less than the enacted tax rate, all calculated on a vintage year basis.

Line No.	Item (a)	Debits	Credits			
		Account 190 (b)	Account 281 (c)	Account 254 * (d)	Account 283 (e)	Total (f)
	Excess Deferred Taxes					
1	Protected Excess Deferred Taxes			$22,966		$22,966
2	Unprotected Excess Deferred Taxes					0
3	Total Excess Deferred Taxes	$0	$0	$22,966	$0	$22,966
	Deficient Deferred Taxes					
	Deficient Deferred FIT Balance Related to:					
4	1986 & Prior Vintage Yr. Assets/Liab.			* Amount included as		$0
5	1987 to Current Vintage Yr. Assets/Liabs.			a regulatory liability.		0
	Average Remaining Amortization Period for:					
6	Protected Excess Deferred FIT Balance					0
7	Unprotected Excess Deferred FIT Balance					0
8	Deficient Deferred FIT Balance					$0

*NOTE: Do not include deferred Federal income taxes recorded purely from the implementation of FAS-109, "Accounting for Income Taxes".

TEMPORARY INCOME TAX DIFFERENCES - SFAS 109

1. Report below the accumulated deferred Federal income tax assets/liabilities, as of December 31 of the reporting year, that result purely from the implementation of SFAS - 109, "Accounting for Income Taxes", and in accordance with the Commission's associated Policy Statement (issued January 15, 1993) in Case 92-M-1005.

Line No.	Item (a)	Debits	Credits			
		Account 190 (b)	Account 281 (c)	Account 282 (d)	Account 283 (e)	Total (f)
	AFUDC					
1	AFUDC - Net of Tax - Plant					$0
2	AFUDC - Equity Component - Plant					0
3	Other Net of Tax Items (specify)					0
4						0
	Prior Flow-Through Items					
5	Depreciation					0
6	Asset Base Difference (non - ITC)					0
7	Other (specify)					0
8						0
	ITC					
9	Section 46(f)(1) ITC	13,180				0
10	Section 46(f)(2) ITC					0
11						0
	Other Items					
12						0
13						0
14						0
15						0
16	Total	$13,180	$0	$0	$0	$0
17	Gross-up of above amounts for income tax effects; etc.	6,789 11,831	ITC Other			

NYPSC 182-93

EXTRAORDINARY ITEMS (Accounts 434 and 435)

1. Give below a brief description of each item included in accounts 434, Extraordinary Income and 435, Extraordinary Deductions.
2. Give reference to Commission approval, including date of approval, for extraordinary treatment of any item which amounts to less than 5% of income. (See General Instruction section 166.7 and 311.7 of the applicable Uniform System of Accounts.
3. Income tax effects relating to each extraordinary item should be listed in Column (c).

LINE NO.	DESCRIPTION OF ITEMS (a)	GROSS AMOUNT (b)	RELATED FEDERAL TAXES (c)
1	Extraordinary Income (Account 434):		
2	N/A		
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21	Total Extraordinary Income	$0	$0
22	Extraordinary Deductions (Account 435):		
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
40			
41			
42			
43			
44			
45			
46	Total Extraordinary Deductions	$0	$0
47	Net Extraordinary Items	$0	$0

NYPSC 182-78

CHARGES FOR OUTSIDE PROFESSIONAL AND OTHER CONSULTATIVE SERVICES

1. Report the information specified below for all charges made during the year included in any account (including plant accounts) for outside consultative and other professional services. These services include rate, management, construction, engineering, research, financial, valuation, legal, accounting, purchasing, advertising, labor relations, and public relations, rendered the respondent under written or oral arrangement, for which aggregate payments were made during the year to any corporation, partnership, organization of any kind, or individual (other than for services as an employee or for payments made for medical and related services) amounting to more than $20,000 in the case of a Class B company or $200,000 in the case of a Class A company, including payments for legislative services, except those which should be reported in Account 426.4, Expenditures for Certain Civic, Political and Related Activities.
   (a) Name of person or organization rendering services in alphabetical order,
   (b) description of services received during year and project or case to which services relate,
   (c) total charges for the year.

2. Designate with an asterisk associated companies.

Line No.	Person or Organization	Description of Services		Total Charges
1				
2	NONE OVER $20,000			
3				
4				
5				
6				
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8				
9				
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29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				

If applicable, see insert Tab 24A

CHARGES FOR OUTSIDE PROFESSIONAL AND OTHER CONSULTATIVE SERVICES

Line No.	Person or Organization	Description of Services	Basis of Charges	Utility Dept	Total Charges
1	NONE				
2					
3					
4					
5					
6					
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8					
9					
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57					

Employee Protective Plans

Report a summary of each employee program in effect at any time during the year. This schedule is intended to cover pension, profit sharing, group life insurance, accident and sickness, medical, hospital, prescription drugs, guaranteed annual wage, severance pay, and any other plan maintained for employees (or retirees), but it is not intended to cover such a plan required by law, (e.g. social security).

For each plan report:

1. the identity thereof, and the employee group covered (e.g. management, non-management, executive officers, etc.)
2. whether the benefits are provided through an insurance carrier or directly by the company.
3. the total cost for the year.

Note: If any important change is made with respect to any such plan during the year, give brief particulars.

SEE THE NOTES TO THE FINANCIAL STATEMENTS FOR DETAILS OF THE COMPANY'S PENSION PLAN

Employee Protective Plans (Continued)

ANALYSIS OF PENSION COST

1. On lines 1-21 report the terms of the Pension Plan for the holding company or parent company; on lines 22-32 report details for the reporting company. If the reporting company has more than one pension plan, report each using separate forms.
2. Report on line 1 the actuarial present value of benefits determined as of a specific date during the calendar year according to the terms of a pension plan and based on employees' compensation and service to that date (salary progression is not considered in making this computation).
3. Report on line 2 the actuarial present value of all benefits attributed to employee service up to a specific date, based on the terms of the plan including salary progression factor for final pay and career average pay plans.
4. Report on line 3 the amount the pension plan could expect to receive for investments in a sale between a willing buyer and a willing seller, other than in a forced or liquidation sale.
5. Report on line 8 the discount rate which was used to calculate the obligations reported on Lines 1 and 2.
6. Report on Line 9 the expected long-term return on plan assets.
7. Report on line 14 the net asset gain or loss deferred during the reporting year for later recognition. Do not include in this amount amortization of previously deferred gains or losses as these amounts are to be reported on line 17.
8. Report on lines 19 through 21 and lines 29 through 32 the number of persons covered by the plan at the beginning of the policy year.
9. Report on line lines 21 and 32 the numbers of persons having vested pension rights but who are no longer employed by the company and not yet drawing a pension allowance.
10. On line 22, the term "Minimum Required Contribution" shall mean the payment by the employer to its employees' pension fund necessary to meet the requirement set forth in the Employee Retirement Income Security Act of 1974.
11. On line 24, the term "Maximum Amount Deductible" shall mean the amount of pension expense that is allowable under Section 415 of the Internal Revenue Code.
12. Report on line 26 the dollar amount applicable to the reporting company which has been included in the amount on line 18.
13. Report on line 27 the dollar amount included on line 26 which has been capitalized.

For each plan, specify and explain in the space below any accounting changes or changes in assumptions or elected options made during the reporting year. Quantify the effects of each such revision on each of the amounts reported on Page **. Use a separate insert sheet if more space is required.

SEE THE NOTES TO THE FINANCIAL STATEMENTS FOR AN ANALYSIS OF THE COMPANY'S PENSION PLAN

ANALYSIS OF PENSION COST (Continued)

Line No.	Item (a)	Current Year (b)
	PLAN	
1	Accumulated Benefit Obligation	$
2	Projected Benefit Obligation	$
3	Fair Value of Plan Assets	$
4	Unrecognized Transition Amount	$
5	Unrecognized Prior Service Costs	$
6	Unrecognized Gains or (Losses)	$
7	Date of Valuation Reported on Lines 1 through 6	
8	Discount Rate	
9	Expected Long-Term Rate of Return on Assets	
10	Salary Progression Rate (if applicable)	
	Net Periodic Pension Cost:	
11	Service Cost	$
12	Interest Cost	
13	Actual Return on Plan Assets [(Gain) or Loss]	
14	Deferral of Asset Gain or (Loss)	
15	Amortization of Transition Amount	
16	Amortization of Unrecognized Prior Service Cost	
17	Amortization of Gains or Losses	
18	Total Pension Cost	$ 0
19	Number of Active Employees Covered by Plan	
20	Number of Retired Employees Covered by Plan	
21	Number of Previous Employees Vested but Not Retired	
	REPORTING COMPANY	
22	Minimum Required Contribution	$
23	Actual Contribution*	$
24	Maximum Amount Deductible*	$
25	Benefit Payments	$
26	Total Pension Cost	$
27	Pension Cost Capitalized	$
28	Accumulated Pension Asset/(Liability) at Close of Year	$
29	Total Number of Company Employees at Beginning of Policy Year	
30	Number of Active Employees Covered by Plan	
31	Number of Retired Employees Covered by Plan	
32	Number of Previous Employees Vested but Not Retired	

* Specify in the space below the reason(s) for any difference between the amounts reported on lines 23(b) and 24(b).

Note: It is acceptable to provide a specific reference to the information already contained in the notes to the financial statements.

ANALYSIS OF PENSION SETTLEMENTS, CURTAILMENTS AND TERMINATIONS

1. Report the amount of gains or losses arising from employee termination benefits or settlements, partial settlements, curtailments or suspensions of pensions or pension obligations during the year. If none have occurred, state "none" on line 5. If they qualified as "small settlements" under SFAS-88 and the company elected not to recognize the gain or loss, state "none" on line 5 and complete the applicable sections on the bottom of the form. Use separate forms to report the effect of each event and, if the event affected more than one plan, use separate forms for each plan. These events include:
   a. purchases of annuity contracts.
   b. lump-sum cash payments to plan participants.
   c. other irrevocable actions that relieved the company or the plan of primary responsibility for a pension obligation and eliminates significant risks related to the obligation and assets.
   d. an event that significantly reduces the expected of years future service for present employees who are entitled to receive benefits from that plan or that eliminates the accrual of benefits for some or all of the future services of a significant number of those employees.

   If this is the first year the company is subject to the reporting requirements of this schedule, complete separate forms for each reportable event having occurred since the company's adoption of SFAS-87 and include those forms in the current Annual Report.

2. On lines 1-15 report activities for the holding company or parent company; on line 16-18 report details for the reporting company.

3. Report on line 1 the amount of overfunding remaining (excess of plan assets, adjusted for accrued or prepaid pension costs, over the Pension Benefit Obligation), if any, from when the company first complied with SFAS-87. The amount should be adjusted by the year-to-date amortization.

4. Report on line 2 the actuarial gains and losses that occurred in prior fiscal years following compliance with SFAS-87 but have not yet been amortized. The amount should be adjusted by the year-to-date amortization.

5. Report on line 3 the actual return on plan assets (the sum of investment income and appreciation).

6. Report on line 4 the expected return on plan assets (a component of the current-year expense calculation, which should be prorated for the elapsed portion of the current year).

7. Report on line 6 the Pension Benefit Obligation (PBO) updated from the previous year-end figure to the settlement date. This amount should reflect the addition of a pro rata portion of the service cost and interest cost and the subtraction of benefit payments. It should also reflect any plan changes made during the year.

8. Convert the basis points and percentages reported on line 7 and 8 to their decimal equivalents before entering them in the formula on line 9.

9. Report on line 17 the applicable Federal income tax rate. Although no tax is currently payable on the gain and loss, it should be reflected because it represents a reduction of future pretax pension expense.

State separately below for each reportable event having occurred since the company's initial compliance with SFAS-87, and for which amortization of deferred gains or losses was not completed by December 31 of last year, the (1) type of event, e.g. settlement or curtailment, (2) date of occurrence, (3) amount of gain or loss originally deferred, (4) period of amortization specified by beginning and ending dates, and (5) amount of the current year's amortization.

ANALYSIS OF PENSION SETTLEMENTS, CURTAILMENTS AND TERMINATIONS (Continued)

Line No.	ESTIMATE OF SETTLEMENT GAIN OR LOSS (a)	(b)	(c)
	PLAN		
1	Unrecognized net asset		1.
2	Unrecognized net actuarial gain or (loss)		2.
	Year-to-date asset gain or (loss):		
3	Actual return	3.	
4	Expected return	4.	
5	Gain or (loss): (3)-(4)		5. 0
	Year-to-date liability gain or (loss):		
6	PBO at settlement date	6.	
7	Year-to-date increase (or decrease) in actuarial discount rate	7.	basis points
8	Percentage decrease in PBO for each 100 basis-point increase in the discou	8.	
9	Liability gain or (loss): {(6) x (7) x (8)} x 100 -- see instructions		9. 0
	Settlement gain or (loss):		
10	Accounting value of obligation which was settled	10.	
11	Settlement cost (e.g., price of purchased annuity contract)	11.	
12	Settlement gain or (loss): (10)-(11)		12. 0
13	Total accumulated gain or (loss): (1)+(2)+(5)+(9)+(12)		13. 0
14	Settlement ratio: (10)/(6)		14. 0%
15	Pretax gain recognizable in current income: (13) x (14)		15. 0
	REPORTING COMPANY		
16	Portion of amount on line 15 allocated to reporting company		16.
	Tax-affected gain:		
17	Tax rate	17.	
18	Gain or (loss) after provision for income tax: 16 x [100% - (17)]		18. 0

Explain the basis of allocation used to derive the amount reported on line 16 from that reported on line 15:

For the amount reported on line 16 specify:

a. the amount recorded as income for the current year

b. the amount deferred on the balance sheet

c. amortization period for the deferred amount (specify beginning and ending dates).

Briefly describe the event (e.g., settlement, curtailment or termination with short description of the change) and the date of its occurrence.

If the event involves the purchase of an annuity contract(s), state whether they are participating or nonparticipating contracts. If they are participating, explain the terms and state the cost difference between the contract(s) purchased and identical contracts without the participating feature.

If the event qualified as a "small settlement" under SFAS 88, and the company elected not to recognize the gain or loss, state:

a. number of employees affected

b. the cost of the settlement

c. the amount of PBO settled

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS

1. Report on pages ** through **, the requested data concerning Postretirement Benefits Other than Pensions (OPEB). For these schedules, the measurement date, calculation of the data requested, and separate reporting for different types of OPEB plans shall be consistent with the disclosure requirements specified in SFAS-106 (Paragraphs 72-89). If the reporting company's OPEB benefits are provided through a joint plan with its parent company or holding company, report under the columnar heading "Total Company" the data applicable to the total plan (i.e., that of the parent or holding company). The columnar heading "New York State Jurisdiction" refers to the New York State jurisdictional operations of the reporting company, exclusive of amounts applicable to subsidiary companies which are subject to the Commission's jurisdiction but are separately reported.
2. The quantification of amounts reported on Lines 1 - 12 shall be as of the date reported on Line 13.
3. Report on Lines 1 - 3 the actuarial present value of benefits attributed employees' service rendered to the date reported on Line 13.
4. Report on Line 4 the amount the OPEB plan(s) could expect to receive for investments in a sale between a willing buyer and a willing seller, other than in a forced or liquidation sale.
5. Report on Lines 5 and 6 , the amounts applicable to OPEB that are recorded in internal reserves, net of their related deferred income tax effect. For New York State Jurisdictional Operations, creation of an internal reserve was required by the Commission's "Statement of Policy and Order Concerning the Accounting and Ratemaking Treatment for Pensions and OPEB" (issued September 7, 1993).
6. Report on Line 10 the amount of unrecognized net gain or loss (including plan asset gains and losses not yet reflected in the market-related value of the plan assets).
7. Report on Line 11 the amount of unrecognized net asset gain or loss not yet reflected in the market-related value of plan assets.
8. In certain instances, a portion of the New York State Jurisdiction OPEB internal reserve may not be subject to the accrual of interest (e.g. in the company's last rate case a portion of the reserve may have been used to reduce rate base). Report on Line 12 the balance of the reserve, net of its related deferred income tax effect, which is subject to the accrual of interest.
9. Report on Line 14 the discount rate which was used to calculate the obligations reported on Lines 1-3.
10. Report on Line 15 the expected long-term return on plan assets reported on Line 4.
11. Report on Line 21 the net asset gain or loss deferred during the reporting year for later recognition. Do not include in this amount amortization of previously deferred gains or losses as these amounts are to be reported on Line 24.
12. The amount reported on Line 24 is to include the amortization of gains and losses arising from changes in assumptions.

For each plan, specify and explain in the space below any accounting changes or changes in assumptions or elected options made during the reporting year. Quantify the effects of each revision on each of the amounts reported on Page **. Use a separate insert sheet if more space is necessary.

SEE THE NOTES TO THE FINANCIAL STATEMENTS FOR AN ANALYSIS OF THE COMPANY'S OPEB COSTS

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS (Continued)

Line No.	Item (a)	Total Company (b)
	ANALYSIS OF OPEB COSTS	
	Accumulated Benefit Obligation Attributable to:	
1	Retirees Covered by the Plan	$
2	Other Fully Eligible Plan Participants	$
3	Other Active Plan Participants	$
4	Fair Value of Plan Assets Held in an Exterior Fund or Trust	$
	Plan Assets Held in an Internal Reserve (net of tax):	
5	New York State Jurisdiction	$
6	Other	$
7	Other Plan Assets (Specify ....)	$
8	Unrecognized Transition Obligation	$
9	Unrecognized Prior Service Costs	$
10	Unrecognized Gains or (Losses)	$
11	Gains or (Losses) Unrecognized in Market Related Value of Assets	$
12	NYS Jurisdiction Internal Reserve Balance Subject to Accrual of Interest (net of tax)	$
13	Date of Valuation for Amounts Reported on Lines 1 - 12.	
14	Discount Rate	
15	Expected Long-Term Rate of Return on Assets (Exterior Fund)	
16	Interest Rate Applied to NYS Jurisdiction Internal Reserve Balance	
17	Salary Progression Rate (if applicable)	
	NET PERIODIC OPEB COST	
18	Service Cost	$
19	Interest Cost	
20	Actual Return on Plan Assets [(Gain) or Loss]	
21	Deferral of Asset Gain or (Loss)	
22	Amortization of Transition Amount	
23	Amortization of Unrecognized Prior Service Cost	
24	Amortization of (Gains) or Losses from Earlier Periods	
25	(Gain) or Loss Due to a Temporary Deviation From a Substantive Plan	
26	**Net Periodic OPEB Cost**	$ 0

Note: It is acceptable to provide a specific reference to the information already contained in the notes to the financial statements.

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS (Continued)

1. Report on Line 3 items such as transfers of excess pension funds from the company's pension trust fund to an account set up under Section 401(h) of the Internal Revenue
2. Report on Line 5 items of income (e.g., dividends and interest).
3. The amount reported on Line 9 should be the same amount as that reported on Line 4 on Page 31.

Line No.	Item (a)	Total Company (b)
	EXTERNALLY HELD OPEB DEDICATED FUNDS OR TRUSTS	
1	Fair Value of Plan Assets at Beginning of Period	
	Contributions to the Fund:	
2	Deposits of Company Funds	
3	Transfers from Pension Related Funds	
4	Other *	
5	Income or (Loss) Earned on Fund Assets	
6	Capital Appreciation or (Depreciation) of Fund Assets	
7	Cost Benefits Paid from the Fund To or For Plan Participants	
8	Other Expenses Paid By the Fund **	
9	Fair Value of Plan Assets at End of the Period	$0

* Specify the source of any amount reported on Line 4.

** Specify the type and amount of any expenses reported on Line 8.

ANALYSIS OF OPEB COSTS, FUNDING AND DEFERRALS (Continued)

1. The data requested on Lines 1 through 12 are for the internal reserve, the establishment of which is required by the Commission's "Statement of Policy and Order Concerning the Accounting and Ratemaking Treatment for Pensions and Postretirement Benefits Other Than Pensions" (Case 91-M-0890, issued and effective September 7, 1993). The amounts reported below are to be consistent with the definitions and intent contained in that Statement.
2. The "rate allowance" to be reported on Line 2 is the amount which was projected to be charged to expense accounts (i.e., not charged to construction, depreciation, nor the rate base allowance related to capitalized OPEB costs) in the company's latest rate proceeding, adjusted to actual applicable sales as per the above Policy Statement.
3. The amount reported on Line 9 less the amount on Line 10 should total the amount reported on Line 5 of Page 33.
4. In certain instances, a portion of the OPEB internal reserve may not be subject to the accrual of interest (e.g., in the company's last rate case, a portion of the reserve may have been used as a rate base reduction). Report on Line 12 the balance of the reserve, net of its related deferred income tax effect, which is subject to the accrual of interest.
5. The Commission's September 7, 1993 Policy Statement on pensions and OPEB stated that, except under certain circumstances, the difference between 1) the rate allowance for OPEB expense, plus any pension related or other funds or credits the company is directed to use for OPEB purposes, and 2) OPEB expense determined as required therein, are to be deferred for future recovery. Report on Lines 13 through 17 the amounts relating to this requirement.

Line No.	Item (a)	New York State Jurisdiction (b)
	OPEB RELATED ASSETS RECORDED IN AN INTERNAL RESERVE	
1	Balance in Internal Reserve at Beginning of the Period - [(Debit) / Credit]	
2	Amount of the Company's Latest Rate Allowance for OPEB Expense	
3	Amount of OPEB costs actually charged to Construction	
4	Pension Related or Other Funds or Credits this Commission Directed the Company to Use for OPEB Purposes	
5	Interest Accrued on Fund Balance	
6	Cost Benefits Paid to or for Plan Participants	
7	Amount Transferred to an External OPEB Dedicated Fund	
8	Other Debits or Credits to the Internal Reserve *	
9	Balance in Internal Reserve at End of the Period	
10	Balance of Deferred Income Tax Applicable to the Internal Reserve	
11	Interest Rate Applied to Internal Reserve Balances	
12	Internal Reserve Balance Subject to Accrual of Interest (net of tax)	
	ACCUMULATED DEFERRED OPEB EXPENSE	
13	Accumulated Deferred Balance Beginning of Period - [Debit / (Credit)]	
14	Deferral Applicable to Current Year Variation	
15	Amortization of Previous Deferrals	
16	Accumulated Deferred Balance at End of Period	
17	Balance of Deferred Income Tax Applicable to Deferred OPEB Expense at the End of Period	
	* Briefly explain any amounts reported on Line 8.	

SALES OF ELECTRICITY BY COMMUNITIES

1. Report below the information called for concerning sales of electricity in each community with a population of 50,000 or more, or according to operati districts or divisions constituting distinct economic areas if the respondent's records do not readily permit reporting by communities. If reporting is not by communities, the territory embraced within the reported area shall be indicated. Except for state boundaries, community areas need not hold rigidly to political boundaries and may embrace a metropolitan area and immediate environs.

LINE NO.	COMMUNITY (a)	RESIDENTIAL SALES (Account 440)			COMMERCIAL AND INDUSTRIAL SALES (Account 442)		
		OPERATING REVENUES (b)	KILOWATT - HOURS SOLD (c)	AVG. NO. OF CUST. PER MO. (d)	OPERATING REVENUES (e)	KILOWATT - HOURS SOLD (f)	AVG. NO. OF CUST. PER MO. (g)
1	N/A						
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46	TOTALS	$0	0	0	$0	0	0

SALES OF ELECTRICITY BY COMMUNITIES (Continued)

2. The information to be shown below should be on the same basis as provided in Schedule entitled "Electric Operating Revenues" pages 300-301.
3. The totals for Accounts 440, 442, 444, and 445 should agree with the amounts for those accounts shown in Schedule entitled "Electric Operating Revenues".

PUBLIC STREET AND HIGHWAY LIGHTING (Account 444)			OTHER SALES TO PUBLIC AUTHORITIES (Account 445)			TOTAL			
OPERATING REVENUES (h)	KILOWATT - HOURS SOLD (i)	AVG. NO. OF CUST. PER MO. (j)	OPERATING REVENUES (k)	KILOWATT - HOURS SOLD (l)	AVG. NO. OF CUST. PER MO. (m)	OPERATING REVENUES (n)	KILOWATT - HOURS SOLD (o)	AVG. NO. OF CUST. PER MO. (p)	LINE NO.
						$0	0	0	1
						0	0	0	2
						0	0	0	3
						0	0	0	4
						0	0	0	5
						0	0	0	6
						0	0	0	7
						0	0	0	8
						0	0	0	9
						0	0	0	10
						0	0	0	11
						0	0	0	12
						0	0	0	13
						0	0	0	14
						0	0	0	15
						0	0	0	16
						0	0	0	17
						0	0	0	18
						0	0	0	19
						0	0	0	20
						0	0	0	21
						0	0	0	22
						0	0	0	23
						0	0	0	24
						0	0	0	25
						0	0	0	26
						0	0	0	27
						0	0	0	28
						0	0	0	29
						0	0	0	30
						0	0	0	31
						0	0	0	32
						0	0	0	33
						0	0	0	34
						0	0	0	35
						0	0	0	36
						0	0	0	37
						0	0	0	38
						0	0	0	39
						0	0	0	40
						0	0	0	41
						0	0	0	42
						0	0	0	43
						0	0	0	44
						0	0	0	45
$0	0	0	$0	0	0	$0	0	0	46

NYPSC 182-94

OTHER ELECTRIC REVENUES (ACCOUNT 456)

1. Report particulars concerning other electric revenues derived from electric utility operations during the year. Provide a subheading and amount for each classification of Account 456.

2. Designate associated companies.

3. Minor items (less than $100,000) may be grouped by classes.

LINE NO.	DESCRIPTION OF SERVICE (a)	Amount of Revenue for year (b)
1		
2	N/A	
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47	TOTAL (ACCOUNT 456)	$0

NYPSC 182-96

DATA BY TERRITORIAL SUBDIVISIONS-ELECTRIC

Report the indicated breakdown of operating revenue deductions and plant investment applicable respectively to accounting divisions and cost areas. Accounts, or groups of accounts, which may be kept on a company-wide basis on order of the Commission should be shown as separate single items. If the boundaries of a "cost area" are not apparent from entries in column (f), or are not otherwise a matter of record with the Commission, a reasonably complete description should be furnished. No breakdown by primary accounts is required for columns (g) and (h).

Accounting Divisions

Line No.		Operations and Maintenance (Acct. 401 - 402.1) (b)	Depreciation Expense (Acct. 403) (c)	Other Amortization (Acct. 404 - 407) (d)	Taxes Other Than Income Taxes (Acct. 408) (e)
1	N/A				
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21	Totals	$0	$0	$0	$0

Cost Areas

Line No.		Types of Segregated Plant (g)	Book Cost (h)
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43		Total	$0

DISTRIBUTION SYSTEM

1. Report the indicated particulars of the electric distribution system as of the end of the year, including street and highway lighting system.
2. For the purposes of this schedule the interpretation of the term "distribution area" shall be at the discretion of, and the responsibility of, the reporting utility. In general when the territory served covers considerable area these subdivisions should be selected so that, from territorial and rate standpoints, the data reported will be of reasonable significance. Entries in column (a) should reflect the approximate geographical extent of the individual subdivision.
3. Entries in column (b) may be based on estimates and those in column (c) should exclude switching and voltage regulator stations. Entries in columns (d) and (e) should not include services.

Line No.	Distribution Area (a)	Maximum Coincident Demand - kW. (b)	Power Units (See instructions) (c)
1	N/A		
2			
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45			
46			
47			
48			
49			
50			
51			
52			
53			
54	TOTALS	0	0

NYPSC 182-78

DISTRIBUTION SYSTEM (Continued)

4. Show hereunder a brief general statement in description of the distribution system. Indicate particularly the range of operating voltages and the sizes of wire generally used for different purposes (primaries, secondaries, services, etc.) and under differing circumstances. Show also the approximate percentages of network system, of rural lines, of direct current facilities, and of alternating current service rendered at other than a 60-cycle frequency. Identify exceptions to customary practices (i.e. the last two items in the preceding sentence) with applicable distribution areas.

Miles of Conductor		Miles of Duct	Number of Services		Number of Connected Meters	Street and Highway Lighting			Line No.
						Miles of Conductor		Number of Lights	
Overhead (d)	Underground (e)	(f)	Overhead (g)	Underground (h)	(i)	Overhead (j)	Underground (k)	(l)	
N/A									1
									2
									3
									4
									5
									6
									7
									8
									9
									10
									11
									12
									13
									14
									15
									16
									17
									18
									19
									20
									21
									22
									23
									24
									25
									26
									27
									28
									29
									30
									31
									32
									33
									34
									35
									36
									37
									38
									39
									40
									41
									42
									43
									44
									45
									46
									47
									48
									49
									50
									51
									52
									53
0	0	0	0	0	0	0	0	0	54

NYPSC 182-78

NUCLEAR PLANT DECOMMISSIONING (GENERAL INFORMATION)

1. Report the following information for each nuclear generating station owned by the company (either as a sole owner or as a co-tenant).

2. For plants that are jointly owned with other utilities, only show the portion that relates to the ownership interest of the reporting company.

Line No.	Description (a)	Plant (b)	Plant (c)
1	Name of Nuclear Generating Station	N/A	
2	Percentage of Ownership		
3	Date Placed in Service		
4	Estimated date plant to be retired from Plant in Service (month/year)		
5	Estimated life of plant in years (line 4 - line 3)		
6	Estimated date decommissioning will begin (month/year)		
7	Estimated duration of decommissioning in years		
8	Proposed method of decommissioning		
9	Estimated total cost of decommissioning based on Nuclear Regulatory Commission (NRC) minimum financial assurance requirements at time rates were last granted.		
10	Estimated total cost of decommissioning used as the basis for setting the allowance in the last rate proceeding.		
11	Inflation factor used		
12	Nuclear Regulatory Commission minimum financial assurance requirements based on the latest calculation available using NRC inflation factors.		
13	Ending date of calculation period		
14	Inflation factor used		
15	Estimated number of years in which to accumulate the Nuclear Regulatory Commission's minimum financial assurance requirements.		
	Current annual decommissioning costs allowed in rates:		
16	Amount		
17	Case Number and Opinion		
	Annual decommissioning costs allowed in rates related to:		
18	NRC minimum financial assurance requirements		
19	Non-contaminated plant removal/restoration		
20	Contingencies		
21	Other (specify)		
22	Total Annual	$0	$0
	Cumulative decommissioning costs allowed in rates related to:		
23	NRC minimum financial assurance requirements		
24	Non-contaminated plant removal/restoration		
25	Contingencies		
26	Other (specify)		
27	Total Cumulative	$0	$0

NUCLEAR PLANT DECOMMISSIONING FUNDING

1. Report the following information concerning each nuclear decommissioning fund for each nuclear generating station owned by the company (either as a sole owner or as a co-tenant).
2. For plants that are jointly owned with other utilities, only show the portion that relates to the ownership interest of the company.
3. Submit a separate schedule for each ownership interest in a nuclear generating station owned by the utility.
4. Submit a copy of the investment manager's/trustee's report that shows the activity and valuation of the various decommissioning funds.
5. Where the fund is managed by more than one investment manager or trustee, list the actual fund earnings percentage included on line 20 for each investment manager or trustee below, or as an attachment.

Line No.	Description (a)	Internal (b)	QNDF (c)	NQNDF (d)	Total (e)
1	Name of Nuclear Generating Station:	N/A			
2	Fund Balance, January 1 (Book Value)				$0
3	Additions During Year:				
4	Utility Contributions				0
5	Fund Net Earnings:				
6	Investment Earnings				0
7	Less: Management Fees				0
8	Taxes				0
9	Other (Specify): Col. (b) Depreciation Accruals				0
10	Total Additions	$0	$0	$0	$0
11	Reductions During Year:				
12	Withdrawals for Decommissioning				
13	Transfers (Specify): Col. (d) Transfer to QNDF				0
14	Other (Specify): Cols. (c) & (d) Net Realized Loss				0
15	Total Reductions	$0	$0	$0	$0
16	Fund Balance, December 31 (Book Value)	$0	$0	$0	$0
17	Fund Balance, January 1 (Market Value)				$0
18	Fund Balance, December 31 (Market Value)				$0
	OVERALL EARNINGS COMPARISON:				
19	Actual Fund Earnings Percentage (line 6/ Average of lines 2 & 16)				
20	Earnings rate assumption on which current revenue requirement is based				
	FUND COMPARISON:				
21	Percentage of NRC Minimum Financial Assurance accumulated as of December 31 (line 17, columns c & d/[pg 46, line 12])				

Notes:

1. "Internal" above relates to the internal method of accumulating funds for decommissioning nuclear generating stations. In this method, the company retains control of the funds so provided until needed for actual decommissioning.

2. "QNDF" above is defined as a Qualified Nuclear Decommissioning Fund and relates to an external method of accumulating funds for decommissioning nuclear generating stations that is authorized by Section 1.468A of the Internal Revenue Code (IRC). In this method, the money invested in the fund by the company is controlled by an outside trustee and can only be used for decommissioning purposes. This fund qualifies for a current Federal income tax deduction.

3. "NQNDF" above is defined as a Non-Qualified Nuclear Decommissioning Fund and relates to an external method of accumulating funds for decommissioning nuclear generating stations. In this method, the money invested in the fund by the company is controlled by an outside trustee and can only be used for decommissioning purposes. This fund does not qualify for a current Federal income tax deduction

If applicable, see insert page below:

NUCLEAR PLANT DECOMMISSIONING FUNDING

1. Report the following information concerning each nuclear decommissioning fund for each nuclear generating station owned by the company (either as a sole owner or as a co-tenant).
2. For plants that are jointly owned with other utilities, only show the portion that relates to the ownership interest of the company.
3. Submit a separate schedule for each ownership interest in a nuclear generating station owned by the utility.
4. Submit a copy of the investment manager's/trustee's report that shows the activity and valuation of the various decommissioning funds.
5. Where the fund is managed by more than one investment manager or trustee, list the actual fund earnings percentage included on line 20 for each investment manager or trustee below, or as an attachment.

Line No.	Description (a)	Internal (b)	QNDF (c)	NQNDF (d)	Total (e)
1	Name of Nuclear Generating Station:				
2	Fund Balance, January 1 (Book Value)				$0
3	Additions During Year:				
4	Utility Contributions				0
5	Fund Net Earnings:				
6	Investment Earnings				0
7	Less: Management Fees				0
8	Taxes				0
9	Other (Specify): Col. (b) Depreciation Accruals				0
10	Total Additions	$0	$0	$0	$0
11	Reductions During Year:				
12	Withdrawals for Decommissioning				
13	Transfers (Specify): Col. (d) Transfer to QNDF				$0
14	Other (Specify): Cols. (c) & (d) Net Realized Loss				0
15	Total Reductions	$0	$0	$0	$0
16	Fund Balance, December 31 (Book Value)	$0	$0	$0	$0
17	Fund Balance, January 1 (Market Value)				$0
18	Fund Balance, December 31 (Market Value)				$0
	OVERALL EARNINGS COMPARISON:				
19	Actual Fund Earnings Percentage (line 6/ Average of lines 2 & 16)				
20	Earnings rate assumption on which current revenue requirement is based				
	FUND COMPARISON:				
21	Percentage of NRC Minimum Financial Assurance accumulated as of December 31 (line 17, columns c & d/[pg 46, line 12])				

Notes:

GAS PLANT IN SERVICE

1. Report below the original cost of gas plant in service according to the prescribed accounts.
2. In addition to Account 101, Gas Plant in Service (Classified), this schedule includes Account 102, Gas Plant Purchased or Sold; Account 103, Experimental Gas Plant Unclassified; and Account 106, Completed Construction Not Classified--Gas.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirements of these pages.
6. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

LINE NO.	ACCOUNT (a)	BALANCE BEGINNING OF YEAR (b)	ADDITIONS (c)	RETIREMENTS (d)	BALANCE END OF YEAR (e)
1	1. INTANGIBLE PLANT				
2	(301) Organization	6,084			6,084
3	(302) Franchises and Consents		7,891		7,891
4	(303) Miscellaneous Intangible Plant				0
5	TOTAL Intangible Plant	6,084	7,891	0	13,975
6	2. PRODUCTION PLANT				
7	Natural Gas Production and Gathering Plant				
8	(325.1) Producing Lands				0
9	(325.2) Producing Leaseholds				0
10	(325.3) Gas Rights				0
11	(325.4) Rights-of-Way				0
12	(325.5) Other Land and Land Rights				0
13	(326) Gas Well Structures				0
14	(327) Field Compressor Station Structures				0
15	(328) Field Meas. and Reg. Station Structures				0
16	(329) Other Structures				0
17	(330) Producing Gas Wells - Well Construction				0
18	(331) Producing Gas Wells - Well Equipment				0
19	(332) Field Lines				0
20	(333) Field Compressor Station Equipment				0
21	(334) Field Meas. and Reg. Station Equipment				0
22	(335) Drilling and Cleaning Equipment				0
23	(336) Purification Equipment				0
24	(337) Other Equipment				0
25	(338) Unsuccessful Explor. & Develop. Costs				0
26	TOTAL Production and Gathering Plant	0	0	0	0
27	Products Extraction Plant				
28	(340) Land and Land Rights				0
29	(341) Structures and Improvements				0
30	(342) Extraction and Refining Equipment				0
31	(343) Pipe Lines				0
32	(344) Extracted Products Storage Equipment				0
33	(345) Compressor Equipment				0
34	(346) Gas Meas. and Reg. Equipment				0
35	(347) Other Equipment				0
36	TOTAL Products Extraction Plant	0	0	0	0
37	TOTAL Nat. Gas Production Plant	0	0	0	0
38	Mfd. Gas Prod. Plant (Submit Suppl. Statement)				0
39	TOTAL Production Plant	0	0	0	0

GAS PLANT IN SERVICE (Continued)

LINE NO.	ACCOUNT (a)	BALANCE BEGINNING OF YEAR (b)	ADDITIONS (c)	RETIREMENTS (d)	BALANCE END OF YEAR (e)
40	3. NATURAL GAS STORAGE AND PROCESSING PLANT				
41	Underground Storage Plant				
42	(350.1) Land				0
43	(350.2) Rights-of-Way				0
44	(351) Structures and Improvements				0
45	(352) Wells				0
46	(352.1) Storage Leaseholds and Rights				0
47	(352.2) Reservoirs				0
48	(352.3) Non-recoverable Natural Gas				0
49	(353) Lines				0
50	(354) Compressor Station Equipment				0
51	(355) Measuring and Reg. Equipment				0
52	(356) Purification Equipment				0
53	(357) Other Equipment				0
54	TOTAL Underground Storage Plant	0	0	0	0
55	Other Storage Plant				
56	(360) Land and Land Rights				0
57	(361) Structures and Improvements				0
58	(362) Gas Holders				0
59	(363) Purification Equipment				0
60	(363.1) Liquefaction Equipment				0
61	(363.2) Vaporizing Equipment				0
62	(363.3) Compressor Equipment				0
63	(363.4) Measuring and Reg. Equipment				0
64	(363.5) Other Equipment				0
65	TOTAL Other Storage Plant	0	0	0	0
66	Base Load Liquefied Natural Gas Terminating				
67	and Processing Plant				
68	(364.1) Land and Land Rights				0
69	(364.2) Structures and Improvements				0
70	(364.3) LNG Processing Terminal Equipment				0
71	(364.4) LNG Transportation Equipment				0
72	(364.5) Measuring and Regulating Equipment				0
73	(364.6) Compressor Station Equipment				0
74	(364.7) Communications Equipment				0
75	(364.8) Other Equipment				0
76	TOTAL Base Load Liquefied Natural Gas,				
77	Terminating and Processing Plant	0	0	0	0
78	TOTAL Nat. Gas Storage and Proc. Plant	0	0	0	0
79	4. TRANSMISSION PLANT				
80	(365.1) Land and Land Rights				0
81	(365.2) Rights-of-Way				0
82	(366) Structures and Improvements				0
83	(367) Mains				0
84	(368) Compressor Station Equipment				0
85	(369) Measuring and Reg. Station Equipment				0
86	(370) Communication Equipment				0
87	(371) Other Equipment				0
88	TOTAL Transmission Plant	0	0	0	0

GAS PLANT IN SERVICE (Continued)

LINE NO.		ACCOUNT (a)	BALANCE BEGINNING OF YEAR (b)	ADDITIONS (c)	RETIREMENTS (d)	BALANCE END OF YEAR (e)
89		5. DISTRIBUTION PLANT				
90	(374)	Land and Land Rights	693			693
91	(375)	Structures and Improvements	1,774			1,774
92	(376)	Mains	1,297,308	707,196	1,946	2,002,558
93	(377)	Compressor Station Equipment				0
94	(378)	Meas. and Reg. Sta. Equip. - General	52,145	119	4,147	48,117
95	(379)	Meas. and Reg. Sta. Equip. - City Gate				0
96	(380)	Services	614,323	11,038	6,221	619,140
97	(381)	Meters	135,734	14,083		149,817
98	(382)	Meter Installations				0
99	(383)	House Regulators	20,785	1,569		22,354
100	(384)	House Reg. Installations				0
101	(385)	Industrial Meas. and Reg. Sta. Equipment	100,716	9,504		110,220
102	(386)	Other Prop. on Customers' Premises				0
103	(387)	Other Equipment				0
104		TOTAL Distribution Plant	2,223,478	743,509	12,314	2,954,673
105		6. GENERAL PLANT				
106	(389)	Land and Land Rights				0
107	(390)	Structures and Improvements				0
108	(391)	Office Furniture and Equipment				0
109	(392)	Transportation Equipment				0
110	(393)	Stores Equipment				0
111	(394)	Tools, Shop and Garage Equipment				0
112	(395)	Laboratory Equipment				0
113	(396)	Power Operated Equipment				0
114	(397)	Communication Equipment				0
115	(398)	Miscellaneous Equipment				0
116		Subtotal	0	0	0	0
117	(399)	Other Tangible Property*				0
118		TOTAL General Plant	0	0	0	0
119		TOTAL (Accounts 101 and 106)	2,229,562	751,400	12,314	2,968,648
120		Gas Plant Purchased**				0
121		(Less) Gas Plant Sold**				0
122		Experimental Gas Plant Unclassified				0
123		TOTAL Gas Plant in Service	2,229,562	751,400	12,314	2,968,648

* State the nature and use of plant included in this account and if substantial in amount submit a supplementary schedule showing subaccount classification of such plant conforming to the requirements of this schedule.

** For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction.

Note: Completed Construction Not Classified, Account 106, shall be classified in this schedule according to prescribed accounts, on an estimated basis if necessary, and the entries included in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, a tentative distribution of such retirements, on an estimated basis with appropriate contra entry to the account for accumulated depreciation provision, shall be included in column (d). Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Attach an insert page showing the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

ACCUMULATED PROVISIONS FOR DEPRECIATION OF GAS PLANT IN SERVICE (Account 108)

1. Report below the information called for concerning accumulated provisions for depreciation and amortization of gas plant in service at end of year and changes during year.

2. Explain any important adjustments during year.

3. Explain any difference between the amount for book cost of plant retired, line 14, column (b) and that reported in the schedule for gas plant in service, pages 60-62, column (d) exclusive of retirements of nondepreciable property.

4. The provisions of account 108 of the Uniform System of Accounts contemplate that retirements of depreciable plant be recorded when such plant is removed from service. There shall be included in this schedule the amounts of plant retired removal expenses, and salvage on an estimated basis if necessary with respect to any significant amount of plant actually retired from service but for which appropriate entries have not been made to the accumulated provision for depreciation account. The inclusion of these amounts in this schedule shall be made even though it involves a journal entry in the books of account as of the end of the year recorded subsequent to closing of respondent's books. See also note on page 62.

5. In section B show the amounts applicable to prescribed functional classifications.

LINE NO.	A. BALANCES AND CHANGES DURING YEAR ITEM (a)	GAS PLANT IN SERVICE (ACCOUNT 108) (b)
1	Balance beginning of year	($995,324)
2	Depreciation provisions for year, charged to:	
3	(403) Depreciation expense	(84,515)
4	(413) Exp. of Gas Plt. Leas. to Others	
5	Transportation expenses - clearing	
6	Other clearing accounts	
7	Other accounts (specify):	
8		
9		
10		
11		
12	Total depreciation provisions for year	(84,515)
13	Net charges for plant retired:	
14	Book cost of plant retired	12,314
15	Cost of Removal	494
16	Salvage (credit)	
17	Net charges for plant retired	12,808
18	Other debit or credit items (describe):	
19	Property Record Adjustments	
20	Transfers Between Departments	
21	Depreciation allocation from NUI	4,794
22		
23		
24	Balance end of year	($1,062,237)
	B. BALANCES AT END OF YEAR ACCORDING TO FUNCTIONAL CLASSIFICATIONS	
25	Production - Manufactured Gas	
26	Production and Gathering - Natural Gas	
27	Products Extraction - Natural Gas	
28	Underground Gas Storage	
29	Other Gas Storage	
30	Base Load LNG Terminating and Procurement	
31	Transmission	
32	Distribution	(1,062,237)
33	General	
34	Total	($1,062,237)

NYPSC 182-98

GAS OPERATING REVENUES (Account 400)

1. Report below gas operating revenues for the year for each account.
2. Natural gas means either natural gas unmixed or any mixture of natural and manufactured gas.
3. Number of customers, columns (h) and (i), should be reported on the basis of meters, plus number of flat rate accounts, except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters so added. The average number of customers means the average of twelve figures at the close of each month. If customer count in the residential and commercial classifications includes customers counted more than once because of special services, such as space heating, etc., indicate in a footnote the number of such duplicate customers included in each of the two service classifications.
4. Quantities of natural gas sold should be reported in Dth. If billings are on a therm basis, the B.t.u. content of the gas sold should be given, and the sales converted to Dth. for the purpose of this report.
5. If increase or decrease from preceding year columns (e), (g) and (i) are not derived from previously reported figures, explain any inconsistencies.
6. Commercial and Industrial Sales, Account 481, should be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent.

Line No.	Account Title	Total Operating Revenues	From Manufactured Gas	Revenues from Natural Gas		Dth. of Natural Gas		Average Number of Natural Gas Customers Per Month	
				Amount for Year	Amount for Previous Year	Amount for Year	Amount for Previous Year	Number for Year	Number for Previous Year
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
1	SALES OF GAS								
2	(480) Residential Sales	1,170,355	$0	$1,170,355	$926,170	135,279	140,822	1,253	1,205
3	(481) Commercial and Industrial Sales								
4	Small (or Commercial) See Inst.6	657,521	0	657,521	534,463	89,222	104,293	139	144
5	Large (or Industrial) See Instr. 6	0	0	0	0	0	0	0	0
6	(482) Other Sales-Public Authorities	0	0	0	0	0	0	0	0
7	(483) Sales for Resale	0	0	0	0	0	0	0	0
8	(484) Interdepartmental Sales	0	0	0	0	0	0	0	0
9	Total Sales of Gas	1,827,876	0	1,827,876	1,460,633	224,501	245,115	1,392	1,349
10	OTHER OPERATING REVENUES								
11	(487) Forfeited Discounts	18,627	0	18,627	12,633	19,391	47,821	4	4
12	(488) Misc. Service Revenues	0							
13	Transportation of Gas of Others								
14	(489.1) Gathering Facilities*	92,199	0	92,199	86,988	95,979	0	0	0
15	(489.2) Transmission Facilities*	0	0	0	0	0	0	0	0
16	(489.3) Distribution Facilities*	0	0	0	0	0	0	0	0
17	(489.4) Storing Gas of Others*	0	0	0	0	0	0	0	0
18	(490) Sales of Prod. Ext. from Nat. Gas	0	0	0	0	0	0	0	0
19	(491) Rev. from Nat. Gas Proc. by Others	0	0	0	0	0	0	0	0
20	(492) Incidental Gas & Oil Sales	0	0	0	0	0	0	0	0
21	(493) Rent from Gas Property	0	0	0	0	0	0	0	0
22	(494) Interdepartmental Rents	0	0	0	0	0	0	0	0
23	(495) Other Gas Revenues	260	0	260	336	0	0	0	0
24	Total Other Operating Revenues	111,086	0	111,086	99,957	115,370	47,821	4	4
25	Total Gas Operating Revenues	1,938,962	0	1,938,962	1,560,590	339,871	292,936	1,396	1,353
26	Less (496) Provision for Rate Refunds	0							
27	Total Gas Operating Revenues Net of								
28	Provision for Refunds	$1,938,962	$0	$1,938,962	$1,560,590	339,871	292,936	1,396	1,353

* **Note: Please enter on this page total transportation Dths. on Lines 11, Column F.**

(A) Commercial & Industrial Sales include off-sysem sales of $1,406 in 2001 and $2,432 in 2000

BILLING ROUTINE - GAS

Report the following information in days for Accounts 480 and 481:
1. The period for which bills are rendered.
2. The period between the date meters are read and the date customers are billed.
3. The period between the billing date and the date on which discounts are forfeited.

1. Monthly cycle billing
2. Mailed to customers within two days of read date
3. Read between the 15th and 25th of the month and discounts are forfeited after 5 days of the mailing date

SALES OF NATURAL GAS BY COMMUNITIES

1. Report below the information called for concerning sales of gas in each community of 50,000 population or more, or according to operating districts or divisions constituting distinct economic areas if the respondent's records do not readily permit reporting by communities. Except for state boundaries, community areas need not hold rigidly to political boundaries and may embrace a metropolitan area and immediate environs. Include in this schedule field and main line sales to commercial and industrial customers.

Line No.	Name of Community (a)	Population (b)	BTU Content per cubic foot (c)	Total Residential, Commercial and Industrial and Other Sales to Public Authorities Revenues (d)	Dth. (e)	Average Number of Customers (f)	Residential Operating Revenues (g)
1	Waverly	4,755	1.041	$1,827,876	222,776	1,392	1,170,355
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47	TOTAL SALES	4,755		$1,827,876	222,776	1,392	$1,170,355

SALES OF NATURAL GAS BY COMMUNITIES (CONTINUED)

2. Natural gas means either natural gas unmixed, or any mixture of natural and manufactured gas. Designate, however, those communities in which mixed gas is sold. In a footnote state the components of mixed gas, i.e.. whether natural and oil refinery gases, natural and coke oven gases, etc., and specify the approximate percentage of natural gas in the mixture. When gases having substantially different thermal characteristics are regularly distributed separate data should be reported with respect to each.

Residential (Continued)		Commercial and Industrial Sales			Other Sales to Public Authorities			
Dth. (h)	Average Number of Customers (i)	Operating Revenues (j)	Dth. (k)	Average Number of Customers (l)	Operating Revenues (m)	Dth. (n)	Average Number of Customers (o)	Line No.
134,239	1,253	657,521	88,537	139	$0	0	0	1
								2
								3
								4
								5
								6
								7
								8
								9
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
								44
								45
								46
134,239	1,253	$657,521	88,537	139	$0	0	0	47

SALES FOR RESALE

Report the indicated particulars of sales for redistribution during the year. For other than straight natural gas, entries in column (d) should identify the process (or processes) used in production.

Line No.	Sold To (a)	Contract or Service Classification Number (b)	Point of Delivery (c)	Kind of Gas and Average BTU (d)	Measurement Pressure Base (e)	Dth. (f)	Revenues (g)	Average per Dth. (h)
1	NONE							
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36								
37								
38								
39								
40								
41								
42								
43								
44								
45								
46								
47								
48								
49								
50								
51								
52	TOTAL					0	$0	$0.00

REVENUE FROM TRANSPORTATION OF GAS OF OTHERS - NATURAL GAS (Account 489)

1. Report below particulars concerning revenue from transportation or compression by respondent of natural gas of others. Report the indicated particulars of sales for redistribution during the year. For other than straight natural gas,
2. Natural gas means either natural gas unmixed, or any mixture of natural and manufactured gas. Designate, however, if gas transported or compressed is other than natural gas.
3. In column (a) give names of companies from which revenues were derived, points of receipt and delivery, and names of companies from which gas was received and to which delivered.
4. Points of receipt and delivery should be so designated that they can be identified on map of the respondent's pipeline system.

Line No.	Name of Company and Description of Service Performed (Designate associated companies) (a)	Distance Transported (b)	Dth. Received (c)	Dth. Delivered (d)	Revenue (e)	Avg. rev. per Dth. of gas delivered (f)
1	NONE					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28	TOTALS		0	0	$0	

OTHER GAS REVENUES (ACCOUNT 495)

1. Report particulars concerning other gas revenues derived from gas utility operations during the year. Provide a subheading and amount for each classification of Account 495.

2. Designate associated companies.

3. Minor items (less than $100,000) may be grouped by classes.

LINE NO.	DESCRIPTION OF SERVICE (a)	Amount of Revenue for Year (b)
1	Other Gas Revenues	$260
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47	TOTAL (ACCO	$260

SALES OF GAS BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the Dth of gas sold, revenue, average number of customers, average Dth per customer and average revenue per Dth.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in schedule entitled "Gas Operating Revenues" page G-10. If the sales under any rate schedule are classified in more than one revenue account list the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having an adjustment clause for purchased or other gas, state in a footnote the estimated additional revenue billedt pursuant thereto.

Line No.	Number and Title of Rate Schedule (a)	Dth. (b)	Revenue (c)	Average Number of Customers (d)	Dth. of Sales per Customers (e)	Revenue per Dth. Sold (f)
1	Residential Sales of Gas					
2	PSC No. 1					
3	Residential General	3,660	36,927	122	30.0000	10.09
4	PSC No. 1					
5	Residential Space Heating	130,579	1,133,428	1,131	115.4545	8.68
6						
7						
8						
9						
10						
11						
12	Subtotal	134,239	$1,170,355	1,253	107.1341	$8.72
13	Residential Transportation					
14	None					
15						
16						
17						
18						
19						
20						
21						
22						
23	Subtotal	0	$0	0		
24	TOTAL (ACCOUNT 480)	134,239	$1,170,355	1,253	107.1341	$8.72
16	Commercial and Industrial Sales of Gas					
17	PSC No. 1					
18	Commercial General	3,815	27,313	11	346.8182	7.16
19	PSC No. 1					
20	Commercial Space Heating	52,290	418,579	122	428.6066	8.00
21	PSC No. 1					
22	Industrial Firm	491	4,099	1	491.0000	8.35
23	PSC No. 4					
24	Interruptible	31,941	206,124	5	6388.2000	6.45
25						
26						
27						
28						
29						
30						
31						
32						
33						
34	Subtotal	88,537	$656,115	139	636.9568	$7.41

SALES OF GAS BY RATE SCHEDULES (Continued)

Line No.	Number and Title of Rate Schedule (a)	Dth. Sold (b)	Revenue (c)	Average Number of Customers (d)	Dth. of Sales per Customers (e)	Revenue per Dth. Sold (f)
35	Commercial and Industrial Transportation					
36	PSC No. 5					
37	Firm Transportation	44,408	92,199	4	11102.0000	2.08
38						
39						
40						
41						
42						
43						
44						
45						
46						
47						
48	Subtotal	44,408	$92,199	4	11102.0000	$2.08
49	TOTAL (ACCOUNT 481)	132,945	$748,314	143	929.6853	$5.63
50	Public Authority Sales of Gas					
51	None					
52						
53						
54						
55						
56						
57						
58						
59	Subtotal	0	$0	0		
60	Public Authority Transportation					
61	None					
62						
63						
64						
65						
66						
67						
68						
69	Subtotal	0	$0	0		
70	TOTAL (ACCOUNT 482)	0	$0	0		
71	Sales for Resale - Gas					
72	None					
73						
74						
75	Subtotal	0	$0	0		
76	Sales for Resale - Transportation					
77	None					
78						
79	Subtotal	0	$0	0		
80	TOTAL (ACCOUNT 483)	0	$0	0		
81	Interdepartment Sales - Gas					
82	None					
83						
84	Subtotal	0	$0	0		
85	Interdepartment Sales - Transportation					
86	None					
87	Subtotal	0	$0	0		
88	TOTAL (ACCOUNT 484)	0	$0	0		
89	Off-System Sales		1,406			
90						
91	TOTALS (Other)	0	$1,406	0		
92	Totals (Account 480 - 484)	267,184	$1,920,075	1,396	191.3926	$7.19

GAS OPERATION AND MAINTENANCE EXPENSES (Accounts 401 - 402.1)

Enter in the space provided the operation and maintenance expenses for the year and previous year.

LINE NO.		ACCOUNT (a)	AMOUNT FOR CURRENT YEAR (b)	AMOUNT FOR PREVIOUS YEAR (c)
1		1. PRODUCTION EXPENSES		
2		A. MANUFACTURED GAS PRODUCTION		
3		A1. STEAM PRODUCTION (Submit Supplemental Statement)	$0	$0
4		A2. MANUFACTURED GAS PROD (Submit Supplemental Statement)	0	5,368
5		GAS FUELS (Submit Supplemental Statement)		
6		GAS RAW MATERIALS (Submit Supplemental Statement)		
7		B. NATURAL GAS PRODUCTION		
8		B1. NATURAL GAS PRODUCTION AND GATHERING		
9		OPERATION		
10	(750)	OPERATION SUPERVISION AND ENGINEERING		
11	(751)	PRODUCTION MAPS AND RECORDS		
12	(752)	GAS WELLS EXPENSES		
13	(753)	FIELD LINES EXPENSES		
14	(754)	FIELD COMPRESSOR STATION EXPENSES		
15	(755)	FIELD COMPRESSOR STATION FUEL AND POWER		
16	(756)	FIELD MEASURING AND REGULATING STATION EXPENSES		
17	(757)	PURIFICATION EXPENSES		
18	(758)	GAS WELL ROYALTIES		
19	(759)	OTHER EXPENSES		
20	(760)	RENTS		
21		TOTAL OPERATION	0	0
22		MAINTENANCE		
23	(761)	MAINTENANCE SUPERVISION AND ENGINEERING		
24	(762)	MAINTENANCE OF STRUCTURES AND IMPROVEMENTS		
25	(763)	MAINTENANCE OF PRODUCING GAS WELLS		
26	(764)	MAINTENANCE OF FIELD LINES		
27	(765)	MAINTENANCE OF FIELD COMPRESSOR STATION EQUIPMENT		
28	(766)	MAINTENANCE OF FIELD MEAS. AND REG. STA. EQUIPMENT		
29	(767)	MAINTENANCE OF PURIFICATION EQUIPMENT		
30	(768)	MAINTENANCE OF DRILLING AND CLEANING EQUIPMENT		
31	(769)	MAINTENANCE OF OTHER EQUIPMENT		
32		TOTAL MAINTENANCE	0	0
33		TOTAL NATURAL GAS PRODUCTION AND GATHERING	0	0
34		B2. PRODUCTS EXTRACTION		
35		OPERATION		
36	(770)	OPERATION SUPERVISION AND ENGINEERING		
37	(771)	OPERATION LABOR		
38	(772)	GAS SHRINKAGE		
39	(773)	FUEL		
40	(774)	POWER		
41	(775)	MATERIALS		
42	(776)	OPERATION SUPPLIES AND EXPENSES		
43	(777)	GAS PROCESSED BY OTHERS		
44	(778)	ROYALTIES ON PRODUCTS EXTRACTED		
45	(779)	MARKETING EXPENSES		
46	(780)	PRODUCTS PURCHASED FOR RESALE		
47	(781)	VARIATION IN PRODUCTS INVENTORY		
48	(782)	(LESS) EXTRACTED PRODUCTS USED BY THE UTILITY - (CREDIT)		
49	(783)	RENTS		
50		TOTAL OPERATION	$0	$0

GAS OPERATION AND MAINTENANCE EXPENSES (Accounts 401 - 402.1) (Continued)

LINE NO.	ACCOUNT (a)	AMOUNT FOR CURRENT YEAR (b)	AMOUNT FOR PREVIOUS YEAR (c)
1	B2. PRODUCTS EXTRACTION (Continued)		
2	MAINTENANCE		
3	(784) MAINTENANCE SUPERVISION AND ENGINEERING		
4	(785) MAINTENANCE OF STRUCTURES AND IMPROVEMENTS		
5	(786) MAINTENANCE OF EXTRACTION AND REFINING EQUIPMENT		
6	(787) MAINTENANCE OF PIPE LINES		
7	(788) MAINTENANCE OF EXTRACTED PRODUCTS STORAGE EQUIP.		
8	(789) MAINTENANCE OF COMPRESSOR EQUIPMENT		
9	(790) MAINTENANCE OF GAS MEASURING AND REG. EQUIPMENT		
10	(791) MAINTENANCE OF OTHER EQUIPMENT		
11	TOTAL MAINTENANCE	0	0
12	TOTAL PRODUCTS EXTRACTION	0	0
13	C. EXPLORATION AND DEVELOPMENT		
14	OPERATION		
15	(795) DELAY RENTALS		
16	(796) NONPRODUCTIVE WELL DRILLING		
17	(797) ABANDONED LEASES		
18	(798) OTHER EXPLORATION		
19	TOTAL EXPLORATION AND DEVELOPMENT	0	0
20	D. OTHER GAS SUPPLY EXPENSES		
21	OPERATION		
22	(800) NATURAL GAS WELL HEAD PURCHASES		
23	(800.1) NAT. GAS WELL HEAD PURCH., INTRACOMPANY TRANSFERS		
24	(801) NATURAL GAS FIELD LINE PURCHASES		
25	(802) NATURAL GAS GASOLINE PLANT OUTLET PURCHASES		
26	(803) NATURAL GAS TRANSMISSION LINE PURCHASES		
27	(804) NATURAL GAS CITY GATE PURCHASES	1,006,767	1,767,073
28	(804.1) LIQUEFIED NATURAL GAS PURCHASES		
29	(805) OTHER GAS PURCHASES		
30	(805.1) (LESS) PURCHASED GAS COST ADJUSTMENTS	1,005,423	(1,131,923)
31	TOTAL PURCHASED GAS	2,012,190	635,150
32	(806) EXCHANGE GAS		
33	PURCHASED GAS EXPENSES		
34	(807.1) WELL EXPENSES -- PURCHASED GAS		
35	(807.2) OPERATION OF PURCHASED GAS MEASURING STATIONS		
36	(807.3) MAINTENANCE OF PURCHASED GAS MEASURING STATIONS		
37	(807.4) PURCHASED GAS CALCULATIONS EXPENSES		
38	(807.5) OTHER PURCHASED GAS EXPENSES		
39	TOTAL PURCHASED GAS EXPENSES	0	0
40	(808.1) GAS WITHDRAWN FROM STORAGE -- DEBIT	329,875	260,253
41	(808.2) (LESS) GAS DELIVERED TO STORAGE -- CREDIT	0	0
42	(809.1) WITHDRAWALS OF LIQ. NAT. GAS FOR PROCESSING -- DEBIT		
43	(809.2) (LESS) DELIVERIES OF NAT. GAS FOR PROCESSING -- CREDIT		
44	GAS USED IN UTILITY OPERATIONS -- CREDIT	329,875	260,253
45	(810) GAS USED FOR COMPRESSOR STATION FUEL -- CREDIT		
46	(811) GAS USED FOR PRODUCTS EXTRACTION -- CREDIT		
47	(812) GAS USED FOR OTHER UTILITY OPERATIONS -- CREDIT	(6,036)	(8,619)
48	TOTAL GAS USED IN UTILITY OPERATIONS -- CREDIT	(6,036)	(8,619)
49	(813) OTHER GAS SUPPLY EXPENSES	5,510	7,511
50	TOTAL OTHER GAS SUPPLY EXPENSE	2,341,538	894,295
51	TOTAL PRODUCTION EXPENSES	$2,341,538	$899,663

NYPSC 182-98

GAS OPERATION AND MAINTENANCE EXPENSES (Accounts 401 - 402.1)
(Continued)

LINE NO.	ACCOUNT (a)	AMOUNT FOR CURRENT YEAR (b)	AMOUNT FOR PREVIOUS YEAR (c)
1	2. NAT. GAS STORAGE, TERMINALING AND PROCESSING EXP.		
2	A. UNDERGROUND STORAGE EXPENSES		
3	OPERATION		
4	(814) OPERATION SUPERVISION AND ENGINEERING		
5	(815) MAPS AND RECORDS		
6	(816) WELLS EXPENSES		
7	(817) LINES EXPENSES		
8	(818) COMPRESSOR STATION EXPENSES		
9	(819) COMPRESSOR STATION FUEL AND POWER		
10	(820) MEASURING AND REGULATING STATION EXPENSES		
11	(821) PURIFICATION EXPENSES		
12	(822) EXPLORATION AND DEVELOPMENT		
13	(823) GAS LOSSES		
14	(824) OTHER EXPENSES		
15	(825) STORAGE WELL ROYALTIES		
16	(826) RENTS		
17	TOTAL OPERATION	0	0
18	MAINTENANCE		
19	(830) MAINTENANCE SUPERVISION AND ENGINEERING		
20	(831) MAINTENANCE OF STRUCTURES AND IMPROVEMENTS		
21	(832) MAINTENANCE OF RESERVOIRS AND WELLS		
22	(833) MAINTENANCE OF LINES		
23	(834) MAINTENANCE COMPRESSOR STATION EQUIPMENT		
24	(835) MAINTENANCE OF MEASURING AND REG. STATION EQUIPMENT		
25	(836) MAINTENANCE OF PURIFICATION EQUIPMENT		
26	(837) MAINTENANCE OF OTHER EQUIPMENT		
27	TOTAL MAINTENANCE	0	0
28	TOTAL UNDERGROUND STORAGE EXPENSES	0	0
29	B. OTHER STORAGE EXPENSES		
30	OPERATION		
31	(840) OPERATION SUPERVISION AND ENGINEERING		
32	(841) OPERATION LABOR AND EXPENSES		
33	(842) RENTS		
34	(842.1) FUEL		
35	(842.2) POWER		
36	(842.3) GAS LOSSES		
37	TOTAL OPERATION	0	0
38	MAINTENANCE		
39	(843.1) MAINTENANCE SUPERVISION AND ENGINEERING		
40	(843.2) MAINTENANCE OF STRUCTURES AND IMPROVEMENTS		
41	(843.3) MAINTENANCE OF GAS HOLDERS		
42	(843.4) MAINTENANCE OF PURIFICATION EQUIPMENT		
43	(843.5) MAINTENANCE OF LIQUEFACTION EQUIPMENT		
44	(843.6) MAINTENANCE OF VAPORIZING EQUIPMENT		
45	(843.7) MAINTENANCE OF COMPRESSOR EQUIPMENT		
46	(843.8) MAINTENANCE OF MEASURING AND REGULATING EQUIPMENT		
47	(843.9) MAINTENANCE OF OTHER EQUIPMENT		
48	TOTAL MAINTENANCE	0	0
49	TOTAL OTHER STORAGE EXPENSES	$0	$0

GAS OPERATION AND MAINTENANCE EXPENSES (Accounts 401 - 402.1)
(Continued)

LINE NO.	ACCOUNT (a)	AMOUNT FOR CURRENT YEAR (b)	AMOUNT FOR PREVIOUS YEAR (c)
1	C. LIQUEFIED NAT. GAS TERMINALING AND PROCESSING EXP.		
2	OPERATION		
3	(844.1) OPERATION SUPERVISION AND ENGINEERING		
4	(844.2) LNG PROCESSING TERMINAL LABOR AND EXPENSES		
5	(844.3) LIQUEFACTION PROCESSING LABOR AND EXPENSES		
6	(844.4) LIQUEFACTION TRANSPORTATION LABOR AND EXPENSES		
7	(844.5) MEASURING AND REGULATING LABOR AND EXPENSES		
8	(844.6) COMPRESSOR STATION LABOR AND EXPENSES		
9	(844.7) COMMUNICATION SYSTEM EXPENSES		
10	(844.8) SYSTEM CONTROL AND LOAD DISPATCHING		
11	(845.1) FUEL		
12	(845.2) POWER		
13	(845.3) RENTS		
14	(845.4) DEMURRAGE CHARGES		
15	(845.5) (LESS) WHARFAGE RECEIPTS -- CREDIT		
16	(845.6) PROCESSING LIQUEFIED OR VAPORIZED GAS BY OTHERS		
17	(846.1) GAS LOSSES		
18	(846.2) OTHER EXPENSES		
19	TOTAL OPERATION	0	0
20	MAINTENANCE		
21	(847.1) MAINTENANCE SUPERVISION AND ENGINEERING		
22	(847.2) MAINTENANCE OF STRUCTURES AND IMPROVEMENTS		
23	(847.3) MAINTENANCE OF LNG PROCESSING TERMINAL EQUIPMENT		
24	(847.4) MAINTENANCE OF LNG TRANSPORTATION EQUIPMENT		
25	(847.5) MAINTENANCE OF MEASURING AND REGULATING EQUIPMENT		
26	(847.6) MAINTENANCE OF COMPRESSOR STATION EQUIPMENT		
27	(847.7) MAINTENANCE OF COMMUNICATION EQUIPMENT		
28	(847.8) MAINTENANCE OF OTHER EQUIPMENT		
29	TOTAL MAINTENANCE	0	0
30	TOTAL LIQ. NAT. GAS TERMINALING AND PROCESSING EXP	0	0
31	TOTAL NATURAL GAS STORAGE	0	0
32	3. TRANSMISSION EXPENSES		
33	OPERATION		
34	(850) OPERATION SUPERVISION AND ENGINEERING		
35	(851) SYSTEM CONTROL AND LOAD DISPATCHING		
36	(852) COMMUNICATION SYSTEM EXPENSES		
37	(853) COMPRESSOR STATION LABOR AND EXPENSES		
38	(854) GAS FOR COMPRESSOR STATION FUEL		
39	(855) OTHER FUEL AND POWER FOR COMPRESSOR STATIONS		
40	(856) MAINS EXPENSES		
41	(857) MEASURING AND REGULATING STATION EXPENSES		
42	(858) TRANSMISSION AND COMPRESSION OF GAS BY OTHERS		
43	(859) OTHER EXPENSES		
44	(860) RENTS		
45	TOTAL OPERATION	$0	$0

GAS OPERATION AND MAINTENANCE EXPENSES (Accounts 401 - 402.1)
(Continued)

LINE NO.	ACCOUNT (a)	AMOUNT FOR CURRENT YEAR (b)	AMOUNT FOR PREVIOUS YEAR (c)
1	3. TRANSMISSION EXPENSES (Continued)		
2	MAINTENANCE		
3	(861) MAINTENANCE SUPERVISION AND ENGINEERING		
4	(862) MAINTENANCE OF STRUCTURES AND IMPROVEMENTS		
5	(863) MAINTENANCE OF MAINS		
6	(864) MAINTENANCE OF COMPRESSOR STATION EQUIPMENT		
7	(865) MAINTENANCE OF MEASURING AND REG. STATION EQUIP.		
8	(866) MAINTENANCE OF COMMUNICATION EQUIPMENT		
9	(867) MAINTENANCE OF OTHER EQUIPMENT		
10	TOTAL MAINTENANCE	0	0
11	TOTAL TRANSMISSION EXPENSES	0	0
12	4. DISTRIBUTION EXPENSES		
13	OPERATION		
14	(870) OPERATION SUPERVISION AND ENGINEERING	8	1,839
15	(871) DISTRIBUTION LOAD DISPATCHING	0	113
16	(872) COMPRESSOR STATION LABOR AND EXPENSES		
17	(873) COMPRESSOR STATION FUEL AND POWER		
18	(874) MAINS AND SERVICES EXPENSES	31,671	38,476
19	(875) MEASURING AND REGULATING STATION EXPENSES - GENERAL		0
20	(876) MEASURING AND REGULATING STATION EXPENSES - INDUST.	2,022	1,737
21	(877) MEAS. AND REG. STATION EXP. - CITY GATE CHECK STATION		
22	(878) METER AND HOUSE REGULATOR EXPENSES	13,370	12,069
23	(879) CUSTOMER INSTALLATIONS EXPENSES	4,980	4,683
24	(880) OTHER EXPENSES	9,265	11,075
25	(881) RENTS		0
26	TOTAL OPERATION	61,317	69,992
27	MAINTENANCE		
28	(885) MAINTENANCE SUPERVISION AND ENGINEERING	16,248	13,948
29	(886) MAINTENANCE OF STRUCTURES AND IMPROVEMENTS	521	1,781
30	(887) MAINTENANCE OF MAINS	13,480	5,046
31	(888) MAINTENANCE OF COMPRESSOR STATION EQUIPMENT	2,319	2,602
32	(889) MAINTENANCE OF MEAS. AND REG. STA. EQUIP. - GENERAL	650	335
33	(890) MAINTENANCE OF MEAS. AND REG. STA. EQUIP. -INDUST.		
34	(891) MAINT. OF MEAS. AND REG. STA. EQUIP. - CITY GATE CHECK ST/	5,688	4,023
35	(892) MAINTENANCE OF SERVICES	259	791
36	(893) MAINTENANCE OF METERS AND HOUSE REGULATORS		
37	(894) MAINTENANCE OF OTHER EQUIPMENT		
38	TOTAL MAINTENANCE	39,165	28,526
39	TOTAL DISTRIBUTION EXPENSES	100,481	98,518
40	5. CUSTOMER ACCOUNTS EXPENSES		
41	OPERATION		
42	(901) SUPERVISION	0	295
43	(902) METER READING EXPENSES	6,167	6,289
44	(903) CUSTOMER RECORDS AND COLLECTION EXPENSES	41,310	44,130
45	(904) UNCOLLECTIBLE ACCOUNTS	46,445	27,724
46	(905) MISCELLANEOUS CUSTOMER ACCOUNTS EXPENSES		0
47	TOTAL CUSTOMER ACCOUNTS EXPENSES	$93,922	$78,438

GAS OPERATION AND MAINTENANCE EXPENSES (Accounts 401 - 402.1)
(Continued)

LINE NO.		ACCOUNT (a)	AMOUNT FOR CURRENT YEAR (b)	AMOUNT FOR PREVIOUS YEAR (c)
1		6. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
2		OPERATION		
3	(907)	SUPERVISION		
4	(908)	CUSTOMER ASSISTANCE EXPENSES		
5	(909)	INFORMATIONAL AND INSTRUCTIONAL EXPENSES		
6	(910)	MISCELLANEOUS CUST. SVC. AND INFORMATIONAL EXPENSES		
7		TOTAL CUSTOMER SERVICE AND INFORMATION EXPENSE	0	0
8		7. SALES EXPENSES		
9		OPERATION		
10	(911)	SUPERVISION		
11	(912)	DEMONSTRATING AND SELLING EXPENSES	0	1,595
12	(913)	ADVERTISING EXPENSES		
13	(916)	MISCELLANEOUS SALES EXPENSES		
14		TOTAL SALES EXPENSES	0	1,595
15		8. ADMINISTRATIVE AND GENERAL EXPENSES		
16		OPERATION		
17	(920)	ADMINISTRATIVE AND GENERAL SALARIES	14,999	15,256
18	(921)	OFFICE SUPPLIES AND EXPENSES	12,283	14,882
19	(922)	(LESS) ADMINISTRATIVE EXPENSES TRANSFERRED - (CREDIT)		
20	(923)	OUTSIDE SERVICES EMPLOYED	85,226	100,091
21	(924)	PROPERTY INSURANCE	0	940
22	(925)	INJURIES AND DAMAGES	0	12,446
23	(926)	EMPLOYEE PENSIONS AND BENEFITS	(26,326)	(8,752)
24	(927)	FRANCHISE REQUIREMENTS		
25	(928)	REGULATORY COMMISSION EXPENSES		
26	(929)	(LESS) DUPLICATE CHARGES - (CREDIT)		
27	(930.1)	GENERAL ADVERTISING EXPENSES		
28	(930.2)	MISCELLANEOUS GENERAL EXPENSES	5,076	7,017
29	(931)	RENTS		
30		TOTAL OPERATION	91,257	141,879
31		MAINTENANCE		
32	(932)	MAINTENANCE OF GENERAL PLANT		
33		TOTAL ADMINISTRATIVE AND GENERAL EXPENSES	91,257	141,879
34		TOTAL GAS OPERATION AND MAINTENANCE EXPENSES	$2,627,199	$1,220,092

NUMBER OF GAS DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.

2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employees on line 3, and show the number of such special construction employees in a

3. The number of employees assignable to the gas department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the gas departm

1.	Payroll Period ended (Date)	10/31/01
2.	Total Regular Full-Time Employees	4
3.	Total Part-Time and Temporary Employees	
4.	Total Employees	4

PURCHASED GAS (Account 800 thru 805)

1. Report below particulars of purchases for redistribution during the year.
2. Minor purchases and borderline purchases, appropriately designated, may be grouped and entries in column (b) and (c) may be omitted.
3. For manufactured gas, entries in column (d) should reflect the specific process to the extent such information is available.

Line No.	Purchased From (a)	Contract or Service Cl. No. (b)	Point of Receipt (c)	Kind of gas and Average Btu (d)	Dth. (e)	Cost (f)	Average per Dth. (g)
1	NONE						
2							
3							
4							
5							
6							
7							
8							
9							
10							
11				Totals (Account 800)	0	0	
12	NONE						
13							
14							
15							
16							
17							
18							
19							
20							
21							
22				Totals (Account 801)	0	0	
23	NONE						
24							
25							
26							
27							
28							
29							
30							
31							
32							
33				Totals (Account 802)	0	0	

PURCHASED GAS (Account 800 thru 805) Continued

1. Report below particulars of purchases for redistribution during the year.
2. Minor purchases and borderline purchases, appropriately designated, may be grouped and entries in column (b) and (c) may be omitted.
3. For manufactured gas, entries in column (d) should reflect the specific process to the extent such information is available.

Line No.	Purchased from (a)	Contract or Service Cl. No. (b)	Point of Receipt (c)	Kind of gas and Average Btu (d)	Dth. (e)	Cost (f)	Average per Dth. (g)
34	NONE						
35							
36							
37							
38							
39							
40							
41							
42							
43							
44				Totals (Account 803)	0	0	
45	El Paso		Moureoton, PA.	Natural Gas - 1030	80,329	$201,626	$2.51
46	TransCanada		Moureoton, PA.	Natural Gas - 1030	256,943	678,330	2.64
47	Tennessee		Moureoton, PA.	Natural Gas - 1030	-	306,053	
48	Other Suppliers		Moureoton, PA.	Natural Gas - 1030	111,911	258,514	2.31
49							
50							
51							
52							
53							
54							
55				Totals (Account 804)	449,183	$1,444,523	$3.22
56	Non-PGA Gas Purchases				N/A	1,406	N/A
57	Gas Cost Adjustment				N/A	1,004,017	N/A
58	Peak Shaving Costs				N/A	-	N/A
59							
60							
61							
62							
63							
64							
65							
66				Totals (Account 805)	N/A	1,005,423	N/A

CONTRACTS FOR PURCHASE OF GAS

1. Show a brief summary of the terms of contract in effect during the year with the principal supplier (or suppliers if there were more than one, but in any case limited to the two largest) listed in the preceding schedule.

2. Show particularly the provision covering the determination of charges (including pressure base) the expiration date, delivery pressure and imminent charges.

Supplier (#1)	**Mirant Canada Gas Marketing**
Transporter	Tennessee Gas Pipeline
Service Type -	Supply
Maximum Daily Quantity (MDQ) -	1,011 dth
Maximum Annual Quantity -	369015 dth
Availibility -	365 days
Date of Expiration -	10/31/2002
Delivery Pressure -	The quantity and heating value of gas delivered shall be determined by the transporting pipeline consistent with approved methods in general use in the gas industry.
Charges Types -	IF FOM - $0.05 at Tennessee (LA and offshore zone 1)
Supplier (#2)	**TransCanada Gas Services**
Transporter	Tennessee Gas Pipeline
Service Type -	Supply
Maximum Daily Quantity (MDQ) -	1,000 dth
Maximum Annual Quantity -	360,000 dth
Availibility -	365 days
Date of Expiration -	10/31/02
Delivery Pressure -	The quantity and heating value of gas delivered shall be determined by the transporting pipleline consistent with approved methods in general use in the gas industry.
Charges Types -	Monthly demand charge Commodity (varies monthly based on Inside Ferc Gas Market Reports at Tennessee Zone 1 less 5 cents)

Note: Waverly Gas Service shares gas with Valley Cities Gas Service (a division of NUI Utilities, Inc.) through a common pipeline. The Maximum Daily and Annual Quantities are for the total contract, not Waverly's portion. There are no daily or annual quantities specifically for Waverly Gas Service.

EXCHANGE GAS TRANSACTIONS
(Account 806, Exchange Gas)

1. Report below particulars concerning the gas volumes of natural gas exchange transactions during the year. Minor transactions may be grouped.
2. Points of receipt and delivery of gas should be so indicated that they may be readily identified on a map of the respondent's pipeline system.

Line No.	Name of Company (Designate associated companies)	Exchange Gas Received		Exchange Gas Delivered		Excess Dth. Received or (Delivered)
		Point of Receipt	Dth.	Point of Delivery	Dth.	
	(a)	(b)	(c)	(d)	(e)	(f)
1	NONE					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33	Total		0		0	0

TRANSMISSION AND COMPRESSION OF GAS BY OTHERS (Account 858)

1. Report below particulars concerning gas transported or compressed for respondent by others and amounts of payments for such services during the year.
2. In column (a) give name of companies to which payments were made, points of delivery and receipt of gas, names of companies to which gas was delivered and from which received.
3. Points of delivery and receipt should be so designated that they can be identified readily on map of respondent's pipeline system.
4. If the Dth. of gas receive differs from the Dth. delivered, explain reason for difference, i.e., uncompleted deliveries, allowance for transmission loss, etc.

Line No.	Name of Company and Description of Service Performed (Designate associated companies) (a)	Distance Transported (b)	Dth. Received (c)	Dth. Delivered (d)	Amount of Payment (e)	Avg. Rev. per Dth of Gas Received (f)
1	NONE					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27	TOTALS		0	0	$0	

DEPRECIATION AND AMORTIZATION OF GAS PLANT

(Account 403, 404.1, 404.2, 404.3, 405)
(Except Amortization of Acquisition Adjustments)

1. Report in Section A for the year the amounts of depreciation expense, depletion and amortization for the accounts indicated, classified according to the plant functional groups shown.
2. Report in Section B the bases and rates used by the respondent to determine charges for depletion and amortization of gas plant for the year for accounts 404.1, 404.2, 404.3 and 405 whether any changes have been made in the bases or rates from those used for the preceding year.
3. Complete reporting of all available information called for in columns (a) through (g) of Section C shall be made for report year 1972, thereafter report only annual changes to columns (c) through (g). Complete reporting is again required for report year 1974 and every year thereafter with only annual changes to columns (c) through (g) to be shown in the intervals between complete reporting. List numerically in column (a) each plant subaccount or account as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any subaccounts used. In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional classifications and showing a composite total. Indicate at the bottom of Section C the manner in which column (b) balances are obtained. If average balances, state the method of averaging used. For columns (c), (d) and (e) report available information for each plant subaccount or account listed in column (a). Identify those accrual periods shown in column (c) which are based upon the life of associated gas reserves or gas supply contract. If mortality studies are prepared to assist in estimating service lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g) the weighted average age of surviving plant. Where the unit-of-production method is used to determine depreciation charges, show at the bottom of Section C any revisions made to estimated gas reserves.
4. If provision for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of Section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation, Depletion and Amortization Charges

Line No.	Functional classification (a)	Depreciation Expense (Account 403) (b)	Amortization and Depletion of Producing Natural Gas Land and Land Rights (Account 404.1) (c)	Amortization of Underground Storage Land and Land Rights (Account 404.2) (d)	Amortization of Other Limited -term Gas Plant (Account 404.3) (e)	Amortization of Other Gas Plant (Account 405) (f)	Total Depreciation Depletion and Amortization (g)
1	Intangible Plant						$0
2	Production Plant, Manufactured Gas						0
3	Production and Gathering Plant, Natural Gas						0
4	Products Extraction Plant						0
5	Underground Gas Storage Plant						0
6	Other Gas Storage Plant						0
7	Base Load LNG Terminating and Processing Plant						0
8	Transmission Plant						0
9	Distribution Plant	84,515					84,515
10	General Plant						0
11	Common Plant - Gas						0
12	Total	$84,515	$0	$0	$0	$0	$84,515

B. Basis for Depletion and Amortization Charges

DEPRECIATION AND AMORTIZATION OF GAS PLANT (CONTINUED)

C. Factors Used in Estimating Depreciation charges (Continued)

Line No.	Account Number (a)	Depreciable Plant Base (thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (percent) (d)	Applied Depr. Rate(s) (percent) (e)	Mortality Curve Type (f)	Average Age Surviving Plant (g)
1							
2							
3		In lieu of availability of National Depreciation Rates, a composite					
4		of 3% annum is utilzed in Depreciated Property.					
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							
51							
52							
53	TOTAL	0					

DATA BY TERRITORIAL SUBDIVISIONS - GAS

Report the indicated breakdown of operating revenue deductions and plant investment applicable respectively to accounting divisions and cost areas. Accounts, or groups of accounts, which may be kept on a company-wide basis on order of the Commission should be shown as separate single items. If the boundaries of a "cost area" are not apparent from entries in column (f), or are not otherwise a matter of record with the commission, a reasonably complete description should be furnished. No breakdown by primary accounts is required for columns (g) and (h).

ACCOUNTING DIVISIONS

Line No.	Designation (a)	Operation and Maintenance (Acct. 401 -402.1) (b)	Depreciation Expense (Acct. 403) (c)	Other Amortization (Acct. 404-407) (d)	Operating Taxes (Acct. 408) (e)
	Waverly, NY	2,627,199	84,515		120,336

COST AREAS

	Designation (f)	Types of Segregated Plant (g)	Book Cost (h)
	Waverly, NY	Plant in Service and Construction Work in Progress	2,471,106
			$2,471,106

NYPSC 182-78

PRODUCTION PLANT STATISTICS

Report the indicated data relating to the operation of each gas producing plant. Entries on lines 1 to 12 should not include purchased gas which has been directly mixed but should include gas which has been reformed. Entries on lines 8 to 12 should include the principal fuels used, and it may be advisable to use more than one column for lines 1 to 22 when more than one kind of gas is produced at a single plant.

Line No.	Item	Designation of Plant						Totals
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	
1	Net gas produced (kind and Btu)	N/A						
2								
3								
4								
5								
6	Maximum 24 - hour make Dth							
7	Date of occurrence							
8	Fuel used, kind							
9	Unit							
10	Quantity							
11	Average cost per unit							
12	Average Btu per ___							
13	Fuel used, kind							
14	Unit							
15	Quantity							
16	Average cost per unit							
17	Average Btu per ___							
18	Fuel used, kind							
19	Unit							
20	Quantity							
21	Average cost per unit							
22	Average Btu per ___							
23	Operation supervision and engineering							
24	Operation labor							
25	Fuel							
26	All other operation expenses							
27	Maintenance							
28	Residuals produced - credit							
29	All other expenses							
30	Total Accounts 700 to 743.2							
31	Reformed gas charged to Account 805							

NATURAL GAS PRODUCTION LAND, WELLS AND STATISTICS

1. Report the indicated particulars of natural gas production land and natural gas wells for the year.

Line No.	Designation of Field (a)	Acreage at end of Year		Number of Wells				Net Gas Produced Dth. (h)
		Owned (b)	Leased (c)	Added during Year (d)	Retired during Year (e)	At End of Year (f)	Approx.. Average Depth Ft. (g)	
1	N/A							
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15	Totals							

2. Show the extent to which the wells included above are owned or leased.

NATURAL GAS GATHERING LINES

1. Report the indicated particulars of pipeline carried in Account 332 at the end of the year and of similar property held under lease, distinguishing between the two by suitable entries in columns (a) and (d). Show lengths in feet in columns (b), (c), (e) and (f).

Line No.	Designation of Field (a)	3" and Less (b)	Over 3" (c)	Designation of Field (d)	3" and Less (e)	Over 3" (f)
16	N/A					
17						
18						
19						
20						
21						
22						
23						
24						
25				Total		

2. If at the end of the year any gathering line included above (and used for conveying gas) was operated at a pressure in excess of 125 psig, show hereunder the total length of such line segregated on the basis of nominal diameter in inches.

NATURAL GAS PRODUCTION LAND, WELLS AND STATISTICS

N/A

NATURAL GAS GATHERING LINES

N/A

TRANSMISSION SYSTEM

1. Show a description of the transmission system at the end of the year disregarding comparatively insignificant branches. The latter should be summarized on the basis of size and length and shown hereunder as a separate item. Show particularly points of origin and termination, distances in miles, sizes of pipe, operating pressures, and principal compressing, regulating, and measuring stations. In completing this schedule use of a map is permissible. Leased facilities should be included and designated as such.
2. If any transmission line which is operated at a pressure in excess of 125 p.s.i.g. is summarized in this schedule as permitted by Paragraph 1, or if the total length of such line segregated on the basis of nominal diameter in inches is not indicated in the detail portion of reported data, such information should be set forth in a footnote.

This division does not have a Transmission System. It is entirely a Distribution System.

TRANSMISSION SYSTEM (Continued)

DISTRIBUTION SYSTEM

1. Report the indicated particulars of the gas distribution system at the end of the year. Entries in columns (b) to (f) should reflect the number of units installed, but if any substantial number of such units had no prospective use, particulars should be shown. Entries in columns (g) and (h) may be restricted to a summary of mains for the company as a whole. Leased facilities should be included and designated as such.
2. For the purposes of this schedule the interpretation of the term "distribution area" shall be optional with, and the responsibility of, the reporting utility. In general when the territory served covers considerable area these subdivisions should be selected so that, from territorial and rate standpoints, the data reported will be of reasonable significance. Entries in column (a) should reflect the approximate geographical extent of the individual subdivisions.

Line No.	Distribution Area (a)	District Regula-tors or Stations (b)	Services: Less than 3" (c)	Services: 3" and Over (d)	Meters (e)	House Regulators (f)	Summary of Mains - Entire Company: Size (g)	Summary of Mains - Entire Company: Length, Feet (h)
1								
2	Waverly New York						1"	283
3							1.25"	609
4							2"	33,951
5							3"	10,041
6							4"	67,744
7							6"	11,343
8							8"	30,324
9							10"	420
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29	Subtotal	0	0	0	0	0		154,715

NYPSC 182-78

DISTRIBUTION SYSTEM (CONTINUED)

Line								
30								
31								
32								
33								
34								
35								
36								
37								
38								
39	Totals	0	0	0	0	0		154,715

40 3. If any mains included above were operated at pressures in excess of 125 p.s.i., show the total footage of such mains segregated on the basis of nominal diameter in inches.

42 NONE

54 4. Describe briefly (1) the method employed in odorizing natural gas and (2) the protection provided against explosion due to the escape of gas (natural or manufactured) at
55 pressures in excess of a normal customer consumption pressure.

57 SEE ATTACHED

GAS ACCOUNT

1. Report the indicated summarization of gas transactions for the year, excluding gas which was reformed but not gas which was used for direct mixing; the former should be treated as fuel. If mixed gas is distributed, it should be shown as such in columns (d) to (f), but the constituent gases should be identified by production processes in columns (a) to (c) unless mixed gas was purchased. Exclude liquid petroleum in storage. Items representing quantities of gas should agree with the corresponding amounts shown elsewhere in this report.

Line No.	Gas Available (See Instructions) (a)	Btu per cf (b)	Quantity (c)	Disposition (Specify kind when possible) (d)	Btu per cf (e)	Quantity (f)	Line No.
1	In storage-beg. of year (specify kind):			Sold		215,660	1
2	Natural Gas						2
3	Liquified Natural Gas						3
4	Other (specify kind)						4
5				Delivered to storage			5
6	Natural Gas purchased:		214,007				6
7	Other gas purchased (specify kind):			Used by gas dept. (specify purpose and quantities			7
8	Liquified Natural Gas			in footnote)		3,523	8
9	Other (specify kind)						9
10							10
11				Used by other depts..: Electric			11
12	Natural gas produced:			Steam			12
13	Other gas produced (specify kind):			Common			13
14				Other disposition or credit adjustments (describe)			14
15							15
16							16
17				Lost and Unaccounted for:			17
18	Withdrawn from storage		0	In storage			18
19	Other receipts or debit adjustments (describe)			Other (describe in foot note)		(5,177)	19
20							20
21				In storage-end of year:			21
22				Natural			22
23	Total		214,007	Other (specify kind)			23
24	Equivalent therms, line 23		222,781	Total		214,007	24

25 2. State briefly the extent, including quantities when available, to which any kind of gas was used directly in the production process (other than for reforming) which is not included above.

28 3. To the extent not otherwise indicated in this report show the approximate p.s.i.a. pressures which apply to measurement of the principal quantities listed above (for example, 14.7 for gas produced, 14.7 plus 6" for general consumption, etc.)

Please provide the factor to convert Dth to Mcf where Mcf is equal to 1. Please input the factor here--> 1.041

NUI Waverly Gas - A Division of NUI Utilities, Inc.
12/31/2001
Details on Gas Distribution System

(1) Odorization occurs at our Monroeton Gate Station, our only take station using an "Arnold Energy" pneumatic pump odorizer.

(2) The steps taken to provide protection against explosion due to the escape of natural gas are to properly locate our distribution facilities, surveying our facilities, maintaining customer and public education programs, odorizing the gas, ensuring pressure regulators have correct over - pressure protection, properly selecting with applicable regulations and industry standards, use and promotion of "One-Call" systems, quickly responding to offer complaints, etc.

Miscellaneous Data (Please fill in the following information on Column C)

Do not include with Hard Copy of PSC Report

5 Year Book Data

Annual Report of NUI WAVERLY GAS-A DIVISION OF NUI Util   Year ended December 31, 2001

Line No.	(a)	(b) FERC Annual Report Source Page, Line (Column)	(c) December 31, 2001
1	Gas - Stored Underground, Non-current	Pg 110, L 12 (d)	0
2			
3	Depre and Amort		
4	Depreciation Exp	Pg 115, L 6 (g)	64,496
5	Amort & Depl of Utility Plant	Pg 115, L 7 (g)	0
6	Amort of Other Utility Plant	Pg 115, L 8 (g)	0
7	Amort of Property Losses	Pg 115, L 9 (g)	0
8	Amort of Conversion Expenses	Pg 115, L 10 (g)	0
9	Regulatory Debits	Pg 115, L 11 (g)	0
10	(Less) Regulatroy Credits	Pg 115, L 12 (g)	0
11	Total Depre and Amort	Formula	64,496
12			
13	Other Taxes-Operating	Pg 115, L 13 (g)	152,379
14			
15	Income Taxes-Operating		
16	Income Taxes - Federal	Pg 115, L 14 (g)	(359,465)
17	Income Taxes - Other	Pg 115, L 15 (g)	10,832
18	Provision for Deferred Income Taxes	Pg 115, L 16 (g)	357,520
19	(Less) Provision for Deferred Income Taxes - Cr.	Pg 115, L 17 (g)	0
20	Investment Tax Credit Adj - Net	Pg 115, L 18 (g)	(2,028)
21	Income Taxes- Operating	Formula	6,859
22			
23	Other Gains		
24	(Less) Gains from Disp of Utility Plant	Pg 115, L 19 (g)	0
25	(Less) Gains from Disposition of Allowances	Pg 115, L 21 (g)	0
26	Other Gains	Formula	0
27			
28			
29	Other Losses		
30	Losses from Disp of Utility Plant	Pg 115, L 20 (g)	0
31	Losses from Disp of Utility Plant	Pg 115, L 22 (g)	0
32	Other Losses	Formula	0
33			
34	Other Plant		
35	Property under Capital Leases	Pg 201, L 4 (d)	
36	Plant Leased To Others	Pg 201, L 9 (d)	
37	Other Plant	Formula	0
38			
39	Plant Held For Future Use	Pg 201, L 10 (d)	
40			
41	CWIP/Completed CWIP		
42	Completed CWIP	Pg 201, L 6 (d)	
43	Construction Work In Progress	Pg 201, L 11 (d)	2,878
44	CWIP/Completed CWIP	Formula	2,878
45			
46	Aquisition Adjustments	Pg 201, L 12 (d)	523,347
47			
48	Accum. Prov. - Depr & Amort.	Pg 201, L 14 (d)	1,111,000
49			
50	Salaries	Pg 355, L 59 (d)	108,099

VERIFICATION

The Public Service Law requires that "... it shall be the duty of every such person and corporation to file with the Commission an annual report, verified by oath of the president, vice-president, treasurer, secretary, general manager, or receiver, if any, thereof, or by the person required to file the same. The verification shall be made by said official holding office at the time of the filing of said report, and if not made upon the knowledge of the person verifying the same shall set forth the sources of his information and the grounds of his belief as to any matters not stated to be verified upon his knowledge."

State of ..New York.....................)
) ss.:
County of ....)

....A. Mark Abramovic...makes oath and

says: I am the Treasuer of NUI Utilities, Inc. - D/B/A NUI Waverly Gas ....
(Here insert the official title of the deponent) (Here insert exact name of the reporting company)

I am familiar with the preparation of the foregoing report know generally the contents thereof. The said report which

consists of .....the pages identified on the "List of Schedules", pages 101 through 450, and Pages 1 through 94...............................
(Here insert exact identification of the sections and pages comprising this report)

is true and correct to the best of my knowledge and belief. As to matters not actually stated upon my knowledge,

the sources of my information and the grounds for my belief are as follows: ....

Signature

Subscribed and sworn to before me a

....

this .... day of 2001

[use an im-
L.S. ....
pression seal] (Signature of officer authorized to administer oaths)

(This space for use of the Public Service Commission)

Computed ....
Examined ....
Reviewed ....

FERC Form 1 Index (Front of Annual Report)

FERC Form 1 Index (Front of Annual Report)

PSC Supplemental Filing Index (Back of Annual Report)

For PSC Use Only (Do not include with Hard Copy of PSC Report)

STATE OF NEW YORK
Public Service Commission
5 Year Book Data - From PSC Schedules

STATEMENT OF REVENUE AND OPERATION AND MAINTENANCE - GAS

	Annual Report Source Page, Line (Column)	December 31, 2001
GAS REVENUES		
Residential	Pg 64, L 2 (b)	$1,170,355
Commercial	Pg 64, L 4 (b)	657,521
Industrial	Pg 64, L 5 (b)	0
Other Ultimate Customers	Pg 64, L 6, 8 (b)	0
Total Revenues-Ultimate Customer	Formula	1,827,876
Sales for Resale	Pg 64, L 7 (b)	0
Total Revenues from Gas Sales	Formula	1,827,876
Transportation Sales	Pg 64, L 13 (b)	92,199
Other Gas Operating Revenues	Pg 64, L 20-13 (b)	18,887
Total Gas Operating Revenues	Formula Should = Pg 64, L 21 (b)	$1,938,962
SALES (Mcf)		
Residential	Pg 64, L 2 (f)	129,951
Commercial	Pg 64, L 4 (f)	85,708
Industrial	Pg 64, L 5 (f)	0
Other Ultimate Customers	Pg 64, L 6, 8 (f)	0
Total Sales-Ultimate Consumer	Formula	215,659
Sales for Resale	Pg 64, L 7 (f)	0
Transportation Sales	Pg 64, L 13 (f)	92,199
Other Gas Sales	Pg 64, L 20-13 (f)	45,938
Total Sales	Formula Should = Pg 64, L 21 (f)	353,795

AVERAGE CUSTOMERS PER MONTH

Residential	Pg 64, L 2 (h)	1,253
Commercial	Pg 64, L 4 (h)	139
Industrial	Pg 64, L 5 (h)	0
Other Customers	Pg 64, L 6, 8 (h)	0
Total Ultimate Consumer	Formula	1,392
Resales	Pg 64, L 7 (h)	0
Total Customers	Formula Should = Pg 64, L 7 (h)	1,392

GAS OPERATING REVENUES RELATIONSHIP

RESIDENTIAL SALES		
Average Annual Bill Per Customer	Formula	$934.04
Average MCF Consumption Per Customer	Formula	103.71
Average Revenue Per MCF Sold	Formula	$9.01
COMMERCIAL SALES		
Average Annual Bill Per Customer	Formula	$4,730.37
Average MCF Consumption Per Customer	Formula	616.60
Average Revenue Per MCF Sold	Formula	$7.67
INDUSTRIAL SALES		
Average Annual Bill Per Customer	Formula	#DIV/0!
Average MCF Consumption Per Customer	Formula	#DIV/0!

Average Revenue Per MCF Sold	Formula	#DIV/0!

GAS OPERATION AND MAINTENANCE EXPENSES

Steam	Pg 72, L 3 (b)	$0
Manufactured Gas	Pg 72, L 4, 5, 6 (b)	0
Natural Gas Production	Pg 72, L 33; Pg 73, L 12, 19 (b)	0
Purchased Gas	Pg 73, L 31 (b)	2,012,190
Other	Pg 73, L 32, 39, 44, 48, 49 (b)	329,348
Total Production Expense	Formula	2,341,538
Underground Storage Expense	Pg 74, L 28 (b)	0
Other Storage Expense	Pg 74, L 49; Pg 75, L 30 (b)	0
Total Natural Gas Storage Expense	Formula	0
Transmission Expense	Pg 76, L 11 (b)	0
Distribution Expense	Pg 76, L 39 (b)	100,481
Customer Account Expense	Pg 76, L 47; Pg 77, L 7 (b)	93,922
Sales Expense	Pg 77, L 14 (b)	0
Administrative and General	Pg 77, L 33 (b)	91,257
Total O & M Expense	Formula Should = Pg 78, L 34 (b)	$2,627,198

DISTRIBUTION OF GAS REVENUES

	Annual Report Source Page, Line (Column)	December 31, 2000
Total Revenues	Formula	$1,938,962
Sales of Gas (Mcf)	Formula	215,659
	DOLLAR AMOUNTS	
Purchased Gas & Other Supply Exp.	Formula	$0
Wages and Benefits	Formula	81,773
Other Operation & Maintenance Exp.	Formula	2,545,426
Depreciation & Amortization Expense	Formula	64,496
Income Taxes-Operating	Pg 94, L 21 (c)	6,859
Other Taxes-Operating	Pg 94, L 13 (c)	152,379
Capital Costs	Formula	(911,971)
Total	Formula	$1,938,962
	PERCENT OF REVENUES	
Purchased Gas & Other Supply Exp.	Formula	0.0
Wages and Benefits	Formula	4.2
Other Operation & Maintenance Exp.	Formula	131.3
Depreciation & Amortization Expense	Formula	3.3
Income Taxes-Operating	Formula	0.4
Other Taxes-Operating	Formula	7.9
Capital Costs	Formula	-47.0

Total	Formula Should = 100	100.0

DOLLARS PER MCF

Purchased Gas & Other Supply Exp.	Formula	0.00
Wages and Benefits	Formula	0.38
Other Operation & Maintenance Exp.	Formula	11.80
Depreciation & Amortization Expense	Formula	0.30
Income Taxes-Operating	Formula	0.03
Other Taxes-Operating	Formula	0.71
Capital Costs	Formula	-4.23
Total	Formula Should = 1/2	8.99

Excludes Transportation Mcf

Data Field Below

	Annual Report Source Page, Line (Column)	December 31, 2000
Purchased Gas and Other Supply Exp.		
Purchased Gas	Pg 73, L 31 (b)	0
Transmission of Gas for Others	Pg 75, L 42 (b)	0
Total Purchased Gas	Formula	0
-Total PG related to Sales for Resale (Not Used)		
PG - Ultimate Customers	Formula	0
Note: It may not be appropriate to include storage and transmission expense in purchased gas		
Wages and Benefits		
Salaries	Pg 94, L 50 (c)	108,099
Pensions and Benefits	Pg 77, L 23 (b)	(26,326)
Total Wages and Benefits	Formula	81,773
Other Expenses		
Total O&M Expenses	Pg 77, L 34 (b)	2,627,199
-Total Purchased Gas	Formula	0
-Wages and Benefits	Formula	81,773
-Other Gains	Pg 94, L 26 (c)	0
+Other Losses	Pg 94, L 32 (c)	0
-Other Revenues (Not Used)		
Other Expenses	Formula	2,545,426
Depreciation and Amortization		64,496
Fuel and PP related to Sales for Resale (Not Used)		
Total PG		0
divided by Total MCFs		215,659
Fuel Cost per MCF		0.0000
times Sales for Resale MCFs		0.0000
Sales for Resale PG		0

COMPARATIVE STATEMENT OF UTILITY PLANT AND SELECTED RATIOS

	Annual Report Source Page, Line (Column)	December 31, 2000
Intangible	Pg 60, L 5 (e)	$0
Production		
Manufactured Gas	Pg 60, L 38 (e)	0
Natural Gas	Pg 60, L 37 (e)	0
Natural Gas Storage		
Underground Storage	Pg 61, L 54 (e)	0
Other Storage	Pg 61, L 65, 77 (e)	0
Transmission	Pg 62, L 88 (e)	0
Distribution	Pg 62, L 104 (e)	2,968,648
General	Pg 62, L 118 (e)	0
Gas - Purchased or Sold	Pg 62. L 120-L 121 (e)	0
Experimental - Unclassified	Pg 62. L 122 (e)	0
Gas - Stored Underground, Non-Current	Pg 94, L 1 (c)	0
Total Plant In Service	Formula	2,968,648
Plant Leased To Others/Property under Capital Leases	Pg 94, L 37 (c)	0
Plant Held For Future Use	Pg 94, L 39 (c)	0
Construction Work In Progress	Pg 94, L 43 (c)	2,878
Aquisition Adjustments	Pg 94, L 46 (c)	523,347
Total Gas Utility Plant	Formula	3,494,873
Accum. Prov. - Depr & Amort.	Pg 94, L 48 (c)	1,111,000
Net Gas Utility Plant	Formula Should = FERC, Pg 201, L 15 (d)	$2,383,873

SELECTED RATIOS AND STATISTICS

Number of Employees (Gas)	Pg 77, L 4	4

STATE OF NEW YORK
PUBLIC SERVICE COMMISSION

ANNUAL REPORT
OF ELECTRIC and/or GAS CORPORATIONS
Year ended December 31, 2001

Instructions for this sheet:

1 Fill in your name, address and appropriate da
file.

2 If the respondent's name is long, the "Year en
the print range. This can be corrected by one
on the specific sheet, or delete some spaces

Gas Only ---->

		Please fill in the following:
Respondent's exact legal name:		NUI WAVERLY GAS - A DIVISION OF NUI U
Address line 1:		One Elizabethtown Plaza
Address line 2:		Union, N.J. 07083
For the period starting:		January 1, 2001
For the year ended:		December 31, 2001
Date of Report:		April 30, 2002
Year ended December 31, 2001		

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Annual Report of NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Instructions

Do not include this sheet in the Annual Report you send to the Commission

General Information

The number of files that make up the annual report have been reduced from 172 files to two files. The files are called FERCFORM.XLS and PSCFORM.XLS, respectively. FERCFORM.XLS contains general corporate information, financial statements, and various electric financial and operating data. It is similar to the FERC Form 1 which electric service companies file to the FERC. PSCFORM.XLS contains PSC specific information which is not required in the FERC Form 1.

The pages in FERCFORM.XLS and PSCFORM.XLS are separated by Tabs. The names of the Tabs are arranged by page number. The Table of Contents in each file (Tab called Table) provides the Description of each Schedule and Page Number of the Schedule.

Each file includes a tab called a Data Sheet. The completion of the Data Sheet will automatically transfer your company's name and year of the report to each page of the annual report. The file has not been protected. However, we would prefer that you not insert or delete rows or columns.

We have checked the accuracy of the formulas and cell references in the file. However, all corrections may not have been made because the file is being used for the first time. If you feel that certain formulas or cell references in the file are incorrect, make the correction and describe the change made on the "Comment" sheet provided.

It is not required for you to input the data in this excel file for the following schedules: Important Changes During the Year, Notes to the Financial Statements, General Description of Construction Overhead Procedures and other general notes. However, include these completed schedules in the paper copy of the annual report.

Insert Pages

Due to a large amount of data, some companies will be required to file additional pages to complete certain schedules. If you are required to prepare insert pages, insert pages have been provided in the workspace below the applicable schedule. The totals of the insert pages should be inputted on the related schedule. The print macro will not print insert pages. As a result, you will have to print these schedules manually.

Printing Individual Schedules on the File

Individual worksheets may be printed using the Print Command under the File Menu.

Saving the File

As stated above, the name of the two files are FERCFORM.XLS and PSCFORM.XLS. It is advised that you call up the file and then immediately save it using the assigned file names as shown below.

Print the Entire Report

When you have completed the report, you may want to print out sections of the entire report. To do this, select the Print Entire Workbook option in the Print Dialogue box.

Organizing the Paper Copy of the Annual Report

The paper copy of the annual report contains several blank pages throughout the report so that schedules on two pages can be viewed at one time. This excel file does not contain those blank pages. As a result, please use the paper copy of the annual report as a guide for placing blank pages into the paper copy of the annual report.

Originals vs Resubmission

If the report pages are originals, there is no need to check original on each page. If any page of the report is a resubmission, please check the box marked resubmission on the applicable page.

Company Name	FERCFORM.XLS File NAME TO SAVE	PSCFORM.XLS File NAME TO SAVE
Brooklyn Union	BUG.XLS	PSCBUG.XLS
Corning Natural Gas	CORNING.XLS	PSCCORN.XLS
National Fuel Gas	NFG.XLS	PSCNFG.XLS
NM Suburban	NMSUB.XLS	PSCNMSUB.XLS
St. Lawrence	STLAW.XLS	PSCSTLAW.XLS
Central Hudson	CENHUD.XLS	PSCCH.XLS
Con Ed	CONED.XLS	PSCCONED.XLS
LILCO	LILCO.XLS	PSCLILCO.XLS
NYSEG	NYSEG.XLS	PSCNYSEG.XLS
NIMO	NIMO.XLS	PSCNIMO.XLS
Orange & Rockland	OR.XLS	PSCOR.XLS
RG&E	RGE.XLS	PSCRGE.XLS

ELECTRIC AND/OR GAS UTILITIES
CLASSES A AND B
ANNUAL REPORT

OF

NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.

Formerly NUI Waverly Gas - A division of NUI Corporation - March 2001

Exact legal name of reporting electric and/or gas utility
(If name was changed during year, show also the previous name and date of change)

One Elizabethtown Plaza

Union, N.J. 07083

(Address of principal business office at end of year)

FOR THE

Year ended December 31, 2001

TO THE

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

Name, title, address and telephone number (including area code), of the person to contact concerning this report:

Darryl Delauro, Controller of NUI Utilities Accounting
550 US Highway 202/206 Bedminster, NJ 07921 (908) 289-5000

Form 182-96

Comment Sheet

Please use this sheet to record any changes you made to this file. If you altered this file in anyway, except by entering data, you must record those changes here. You may also use this sheet to make any comments about this file or the joint cost file.

Item Number	Description	Schedule Number	Page Number

Comments

GENERAL INSTRUCTIONS

1. The completed original of this report form, properly filled out, shall be filed with the Public Service Commission, Albany, NY, on or before the 31st of March next following the end of the year to which the report applies. At least one additional copy shall be retained in the files of the reporting utility.

2. All utility companies upon which this report form is served are required by statute to complete and to file the report. The statute further provides that when any such report is defective or believed to be erroneous, the reporting utility shall be duly notified and given a reasonable time within which to make the necessary amendments or corrections.

3. All accounting terms and phrases used in this form are to be interpreted in accordance with the Uniform Systems of Accounts prescribed by this Commission. Whenever the term respondent is used, it shall be understood to mean the reporting utility.

4. If the report is made for a period other than the calendar year, the period covered must be clearly stated on the front cover and elsewhere throughout the report where the period covered is shown. When operations cease during the year because of the disposition of property the balance sheet and supporting schedules should consist of balances and items immediately prior to transfer (for accounting purposes). If the books are not closed as of that date, the data in the report should nevertheless be complete and the amounts reported should be supported by information set forth in, or as part of the books of account.

5. Every inquiry must be definitely answered. If "none" or "not applicable" states the fact, such an answer may be used. The annual report should be complete in itself. Reference to reports of previous years or to any paper or document should not be made in lieu of required entries except as specifically outlined.

6. Upon filing, the report may, if desired, be permanently bound. If it is so bound, the requirement for page by page identification of the reporting company set forth in paragraph 9 below, may be disregarded. Extra copies of any page will be furnished upon request.

7. If the utility conducts operations both within and without the State of New York, data should be reported so that there will be shown the quantities of commodities sold within this State, and (separately by accounts) the operating revenues from sources within this State, the operating revenue deductions applicable thereto and the plant investment as of the end of the year within this State.

8. All entries shall be made in black or dark blue except those of a contrary or opposite nature, which should be made in red or enclosed in parentheses. Inserts, if any, should be appropriately identified with the schedules to which they relate.

9. Insert the initials of the reporting utility and the year which the report covers in the space provided on each page.

10. Cents are to be omitted on all schedules except where they apply to averages and figures per unit where cents are important. The amounts shown on all supporting schedules shall agree with the item in the statement they support.

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	The report is (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

LIST OF SCHEDULES

Enter in column (d) the terms "none," "not applicable," or "NA," as appropriate, where no information or amounts have been reported for certain pages. Omit pages where the respondents are "none," "not applicable," or "NA".

Title of Schedule (a)	Reference Page No. (b)	Date Revised (c)	Remarks (d)
General Corporate Information and Financial Statements			
General Information	101	12-87	
Control over Respondent	102	12-96	
Corporations Controlled by Respondent	103	12-96	
Officers and Directors	104-105	NYSPSC-95	
Security Holders and Voting Powers	106-107	12-96	
Important Changes During the Year	108-109	12-96	NYPSC Modified
Comparative Balance Sheet	110-113	12-94	
Statement of Income for the Year	114-117	12-96	
Statement of Retained Earnings for the Year	118-119	12-96	
Statement of Cash Flows	120-121	12-96	
Notes to the Financial Statements	122-123	12-96	
Balance Sheet Supporting Schedules (Assets and Other Debits)			
Summary of Utility Plant and Accumulated Provision for Depreciation, Amortization, and Depletion	200-201	12-89	
Nuclear Fuel Materials	202-203	12-89	
Electric Plant in Service	204-207	12-95	
Electric Plant Leased to Others	213	12-95	
Electric Plant Held for Future Use	214	12-89	
Construction Work in Progress	216	12-87	NYPSC Modified
Construction Overheads	217	12-89	NYPSC Modified
General Description of Construction Overheads Procedures	218	12-88	
Accumulated Provision for Depreciation of Electric Plant	219	12-88	
Non-Utility Property	221	12-95	
Investment in Subsidiary Companies	224-225	12-89	
Material & Supplies	227	12-96	
Allowances	228-229	12-95	
Extraordinary Property Losses	230	12-93	
Unrecovered Plant and Regulatory Study Costs	230	12-93	
Other Regulatory Assets	232	12-95	
Miscellaneous Deferred Debits	233	12-94	
Accumulated Deferred Income Taxes (Account 190)	234	12-88	
Balance Sheet Supporting Schedules (Liabilities and Other Credits)			
Capital Stock	250-251	12-91	NYPSC Modified
Capital Stock Subscribed, Capital Stock Liability for Conversion; Premium on Capital Stock, and Installments Received on Capital Stock	252	12-95	NYPSC Modified
Other Paid In Capital	253	12-87	NYPSC Modified
Discount on Capital Stock	254	12-87	
Capital Stock Expense	254	12-86	
Long-Term Debt	256-257	12-96	NYPSC Modified

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	The report is (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

LIST OF SCHEDULES (Continued)

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	The report is (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

LIST OF SCHEDULES (Continued)

Title of Schedule (a)	Reference Page No. (b)	Date Revised (c)	Remarks (d)
Electric Plant Statistical Data (Continued)			
Transmission Line Statistics	422-423	12-87	
Transmission Lines Added During Year	424-425	12-86	
Substations	426-427	12-96	
Electric Distribution Meters and Line Transformers	429	12-88	
Environmental Protection Facilities	430	12-88	
Environmental Protection Expenses	431	12-88	
Footnote Data	450	12-87	
Stockholders' Reports Check appropriate box:			
Two copies will be submitted [ ]			
No annual report to stockholders is submitted [ ]			
PSC Supplemental Filing	1-94	12-96	

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

GENERAL INFORMATION

1. Provide the name and title of the officer having custody of the general corporate books of account and the address of the office where the general corporate books are kept, and the address of the officer where any other corporate books of account are kept, if different from that where the general corporate books are kept.

A. Mark Abramovic
Treasurer

One Elizabeth Plaza
Union, NJ 07083

2. Provide name of the State under the laws of which respondent is incorporated, and date of incorporation. If incorporated under a special law, give reference to such law. If not incorporated, state that fact and give the type of organization and the date organized.

NUI Corporation was incorporated in New Jersey in 1969.

3. If at any time during the year the property of respondent was held by a receiver or trustee, give (a) the name of the receiver or trustee, (b) the date such receiver or trustee took possession, (c) the authority by which the receivership or trusteeship was created, and (d) the date when possession by the receiver or trustee ceased.

N/A

4. State the classes of utility and other services furnished by respondent during the year in each State in which the respondent operated.

Utility - Natural gas distribution for the following customer classes:
- Residential
- Commercial
- Industrial
- Interruptible

5. Have you engaged as the principal accountant to audit your financial statements an accountant who is not the principal accountant for your previous year's certified financial statements?

(1) ____ Yes. Enter the date when such independent accountant was initially engaged: ____________.
(2) __X__ No.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

CONTROL OVER RESPONDENT

1. If any corporation, business trust, or similar organization or combination of such organizations jointly held control over the respondent at the end of the year, state the name of the controlling corporation or organization, manner in which control was held and the extent of control. If control was in a holding company organization, show the chain of ownership or control to the main parent company or organization. If control was held by a trustee(s), state the name of the trustee(s), name of the beneficiary or beneficiaries for whom the trust was maintained, and the purpose of the trust.

Company Name	Type of Control	State of Incorporation	Percent Voting Stock Owned
NUI Utilities, Inc.	Main	NJ	*

* Respondent is a subsidiary of NUI Corporation

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

1. Report below the names of all corporations, business trusts, and similar organizations, controlled directly or indirectly by the respondent at any time during the year. If control ceased prior to the end of the year, give particulars (details) in a footnote.

2. If control was by other means than a direct holding of voting rights, state in a footnote the manner in which control was held, naming any intermediaries involved.

3. If control was held jointly with one or more other interests, state the facts in a footnote and name the other interests.

DEFINITIONS

1. See the Uniform System of Accounts for a definition of control.
2. Direct control is that which is exercised without interposition of an intermediary.
3. Indirect control is that which is exercised by the interposition of an intermediary which exercises direct control.
4. Joint control is that in which neither interest can effectively control or direct action without the consent of the other, as where the voting control is equally divided between two holders, or each party holds a veto power over the other. Joint control may exist by mutual agreement or understanding between two or more parties who together have control within the meaning of the definition of control in the Uniform System of Accounts, regardless of the relative voting rights of each party.

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1				
2	Waverly Gas is a division of NUI Utilities, Inc a subsidiary of NUI Corp. and does not control directly or indirectly			
3	any corporation, business trust or similar organization. See footnotes, page 122, for information			
4	on all entries controlled by NUI Corporation.			
5				
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27				

Name of Respondent Please fill in the following:	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

CORPORATIONS CONTROLLED BY RESPONDENT

Line No.	Name of Company Controlled (a)	Kind of Business (b)	Percent Voting Stock Owned (c)	Footnote Ref. (d)
1				
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OFFICERS AND DIRECTORS (Including Compensation)

1. Furnish the indicated data with respect to each executive officer and director, whether or not they received any compensation from the respondent.
2. Executive officers include a company's president, secretary, treasurer and vice president in charge of a principal business unit, division or function (such as sales, administration, or finance), and any other person who performs similar policy making functions.
3. Indicate with an asterisk (*) in column (a) those directors who were members of the executive committee, if any, and by a double asterisk (**) the chairman, if any, of that committee, at the end of the year.

Line No.	Name of Person (a)	Title and Department Over Which Jurisdiction Is Exercised (b)	Term Expired or Current Term Will Expire (c)	Salary	
				Rate at Year End (d)	Paid During Year (e)
1					
2	OFFICERS				
3	John Kean, Jr.	President		$ -	$ -
4	A. Mark Abramovic	Treasurer		0	0
5				0	
6	James R. Van Horn	Secretary		0	0
7	Joyce M. Fajnor	Assistant Secretary		0	0
8	Carol A. Sliker	Assistant Secretary		0	0
9					
10					
11	BOARD OF DIRECTORS				
12	NONE				
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					

NOTES:

Amounts noted above indicates total amount of compensation. Details of which are part of NUI Corporate compensation package and are not available.

OFFICERS AND DIRECTORS (Including Compensation - Continued)

4. If any person reported in this schedule received remuneration directly or indirectly other than salary shown in column (e) list the amount in column (f) through (k) with the footnotes necessary to explain the essentials of the plan, the basis of determining the ultimate benefits receivable and the payments or provisions made during the year to each person reported herein. If the word "none" correctly states the facts in regard to the entries for column (f) through (k), so state.

5. If any person reported hereunder received compensation from more than one affiliated company or was carried on the payroll of an affiliated company, details shall be given in a note.

Foot-note Ref.	Deferred Compensation (f)	Incentive Pay (Bonuses, etc.) (g)	Savings Plans (h)	Stock Options (i)	Life Insurance Premiums (j)	Other (Explain Below) (k)	Total (e thru k) (l)	Line No.
								1
								2
							$ -	3
							0	4
								5
							0	6
							0	7
							0	8
								9
								10
								11
								12
							0	13
							0	14
							0	15
							0	16
							0	17
							0	18
							0	19
							0	20
							0	21
								22
								23
								24
								25
								26

NOTES:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Ir	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

SECURITY HOLDERS AND VOTING POWERS

1. Give the names and addresses of the 10 security holders of the respondent who, at the date of the latest closing of the stock book or compilation of list of stockholders of the respondent, prior to the end of the year, had the highest voting powers in the respondent, and state the number of votes which each would have had the right to cast on that date if a meeting were then in order. If any such holder held in trust, give in a footnote the known particulars of the trust (whether voting trust, etc.), duration of trust, and principal holders of beneficiary interests in the trust. If the stock book was not closed or a list of stockholders was not compiled within one year prior to the end of the year, or if since the previous compilation of a list of stockholders, some other class of security has become vested with voting rights, then show such 10 security holders as of the close of the year. Arrange the names of the security holders in the order of voting power, commencing with the highest. Show in column (a) the titles of officers and directors included in such list of 10 security holders.

2. If any security other than stock carries voting rights, explain in a footnote the circumstances whereby such security became vested with voting rights and give other important particulars (details) concerning the voting rights of such security. State whether voting rights are actual or contingent; if contingent, describe the contingency.

3. If any class or issue of security has any special privileges in the election of directors, trustees or managers, or in determination of corporate action by any method, explain briefly in a footnote.

4. Furnish particulars (details) concerning any options, warrants, or rights outstanding at the end of the year for others to purchase securities of the respondent or any securities or other assets owned by the respondent, including prices, expiration dates, and other material information relating to exercise of the options, warrants, or rights. Specify the amount of such securities or assets so entitled to be purchased by any officer, director, associated company, or any of the ten largest security holders. This instruction is inapplicable to convertible securities or to any securities substantially all of which are outstanding in the hands of the general public where the options, warrants, or rights were issued on a prorata basis.

1. Give date of the latest closing of the stock book prior to end of year, and state the purpose of such closing:	2. State the total number of votes cast at the latest general meeting prior to end of year for election of directors of the respondent and number of such votes cast by proxy.	3. Give the date and place of such meeting:
December 15, 2001 Dividend payment record date.	Total: 12,979,793 By proxy: 12,979,793	January 23,2001 One Elizabethtown Plaza Union, NJ

Line No.	Name (Title) and Address of Security Holder (a)	VOTING SECURITIES Number of votes as of (date): January 22,2002 Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
4	TOTAL votes of all voting securities	13,997,187	13,997,187		
5	TOTAL number of security holders	5,624	5,624		
6	TOTAL votes of security holders listed below				
7					
8	Detail of security holders is not available.				
9					
10					
11					
12					
13					
14	Note: NUI Waverly Gas is a Division of NUI Utilities, Inc. a subsidiary of NUI Corporation.				
15	NUI Waverly Gas does not have any security holders.				
16					
17					
18					

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

SECURITY HOLDERS AND VOTING POWERS (Continued)

Line No.	Name (Title) and Address of Security Holder (a)	Total Votes (b)	Common Stock (c)	Preferred Stock (d)	Other (e)
19					
20					
21					
22	N/A				
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53					

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI CORP	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2001	December 31, 2000

IMPORTANT CHANGES DURING THE YEAR (Continued)

4) None

5) The company completed an expansion in 2001, extending its distribution system approximately six miles to the town of Chemung, N.Y. to deliver gas to one industrial customer. The customer began taking gas in September 2001 and its annual revenues in 2001 were $70,000. The customer is served under a firm sales rate schedule.

6) None

7) None

8) None

9) None

10) None

11) N/A

12) N/A

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beg. of Year (c)	Balance at End of Year (d)
1	**UTILITY PLANT**			
2	Utility Plant (101-106, 114)	200-201	$2,752,909	$3,491,995
3	Construction Work in Progress (107)	200-201	2,878	(497,542)
4	TOTAL Utility Plant (Enter Total of lines 2 and 3)		2,755,787	2,994,453
5	(Less) Accum. Prov. for Depr. Amort. Depl. (108,111,115)	200-201	1,111,000	1,195,384
6	Net Utility Plant (Enter Total of line 4 less 5)	-	1,644,787	1,799,069
7	Nuclear Fuel (120.1-120.4, 120.6)	202-203		
8	(Less) Accum. Prov. for Amort. of Nucl. Fuel Assemblies (120.5)	202-203		
9	Net Nuclear Fuel (Enter Total of line 7 less 8)	-	-	-
10	Net Utility Plant (Enter Total of lines 6 and 9)	-	1,644,787	1,799,069
11	Utility Plant Adjustments (116)	122		
12	Gas Stored Underground - Noncurrent (117)	-		
13	**OTHER PROPERTY AND INVESTMENTS**			
14	Nonutility Property (121)	221		
15	(Less) Accum. Prov. for Depr. and Amort. (122)	-		
16	Investments in Associated Companies (123)	-		
17	Investment in Subsidiary Companies (123.1)	224-225		
18	(For Cost of Account 123.1, See Footnote Page 224, line 42)	-		
19	Noncurrent Portion of Allowances	-		
20	Other Investments (124)			
21	Special Funds (125-128)	-		
22	TOTAL Other Property and Investments (Total of lines 14-17, 19-21)		-	-
23	**CURRENT AND ACCRUED ASSETS**			
24	Cash (131)	-		
25	Special Deposits (132-134)	-		
26	Working Fund (135)	-		
27	Temporary Cash Investments (136)	-		
28	Notes Receivable (141)			
29	Customer Accounts Receivable (142)	-	316,138	122,453
30	Other Accounts Receivable (143)	-		
31	(Less) Accum. Prov. for Uncollectible Acct.-Credit (144)	-	6,126	2,069
32	Notes Receivable from Associated Companies (145)	-		
33	Accounts Receivable from Assoc. Companies (146)	-		
34	Fuel Stock (151)	227		
35	Fuel Stock Expenses Undistributed (152)	227		
36	Residuals (Elec) and Extracted Products (153)	227		
37	Plant Materials and Operating Supplies (154)	227	6,913	-
38	Merchandise (155)	227	311	-
39	Other Materials and Supplies (156)	227		
40	Nuclear Materials Held for Sale (157)	202-203/227		
41	Allowances (158.1 and 158.2)	228-229		
42	(Less) Noncurrent Portion of Allowances	228-229		
43	Stores Expense Undistributed (163)	-		
44	Gas Stored Underground - Current (164.1)	-		
45	Liquefied Natural Gas Stored and Held for Processing(164.2-164.3)	-		
46	Prepayments (165)	-	155,425	184,729
47	Advances for Gas (166-167)	-		
48	Interest and Dividends Receivable (171)	-		
49	Rents Receivable (172)	-		
50	Accrued Utility Revenues (173)	-	22,035	22,195
51	Miscellaneous Current and Accrued Assets (174)			0
52	TOTAL Current and Accrued Assets (Enter Total of lines 24 thru 51)		$494,696	$327,308

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

COMPARATIVE BALANCE SHEET (ASSETS AND OTHER DEBITS) (Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beg. of Year (c)	Balance at End of Year (d)
53	**DEFERRED DEBITS**			
54	Unamortized Debt Expense (181)	-	$1,279	$682
55	Extraordinary Property Losses (182.1)	230		
56	Unrecovered Plant and Regulatory Study Costs (182.2)	230		
57	Other Regulatory Assets (182.3)	232	7,455	7,455
58	Prelim. Survey and Investigation Charges (Electric) (183)	-		
59	Prelim. Survey and Investigation Charges (Gas) (183.1, 183.2)	-		
60	Clearing Accounts (184)	-	(3,437)	0
61	Temporary Facilities (185)	-		
62	Miscellaneous Deferred Debits (186)	233		
63	Def. Losses from Disposition of Utility Plt. (187)	-		
64	Research, Devel. and Demonstration Expend. (188)	352-353		
65	Unamortized Loss on Reacquired Debt (189)	-		0
66	Accumulated Deferred Income Taxes (190)	234	31,800	31,800
67	Unrecovered Purchased Gas Costs (191)	-	932,033	73,850
68	TOTAL Deferred Debits (Enter Total of lines 54 thru 67)		969,130	113,788
69	TOTAL Assets and Other Debits (Enter Total of lines 10, 11, 12, 22, 52, and 68)		$3,108,613	$2,240,165

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beg. of Year (c)	Balance at End of Year (d)
1	**PROPRIETARY CAPITAL**			
2	Common Stock Issued (201)	250-251		
3	Preferred Stock Issued (204)	250-251		
4	Capital Stock Subscribed (202, 205)	252		
5	Stock Liability for Conversion (203, 206)	252		
6	Premium on Capital Stock (207)	252		
7	Other Paid-in Capital (208-211)	253		
8	Installments Received on Capital Stock (212)	252		
9	(Less) Discount on Capital Stock (213)	254		
10	(Less) Capital Stock Expense (214)	254		
11	Retained Earnings (215, 215.1, 216)	118-119	306,194	(334,615)
12	Unappropriated Undistributed Subsidiary Earnings (216.1)	118-119		
13	(Less) Reacquired Capital Stock (217)	250-251		
14	TOTAL Proprietary Capital (Enter Total of lines 2 thru 13)	-	306,194	(334,615)
15	**LONG-TERM DEBT**			
16	Bonds (221)	256-257		
17	(Less) Reacquired Bonds (222)	256-257		
18	Advances from Associated Companies (223)	256-257		
19	Other Long-Term Debt (224)	256-257	622,600	622,600
20	Unamortized Premium on Long-Term Debt (225)	-		
21	(Less) Unamortized Discount on Long-Term Debt-Debit (226)	-		
22	TOTAL Long-Term Debt (Enter Total of Lines 16 thru 21)	-	622,600	622,600
23	**OTHER NONCURRENT LIABILITIES**			
24	Obligations Under Capital Leases - Noncurrent (227)	-		
25	Accumulated Provision for Property Insurance (228.1)	-		
26	Accumulated Provision for Injuries and Damages (228.2)	-		
27	Accumulated Provision for Pensions and Benefits (228.3)	-		
28	Accumulated Miscellaneous Operating Provisions (228.4)	-		
29	Accumulated Provision for Rate Refunds (229)	-		
30	TOTAL Other Noncurrent Liabilities (Enter Total of lines 24 thru 29)			
31	**CURRENT AND ACCRUED LIABILITIES**			
32	Notes Payable (231)	-	1,680,427	1,489,133
33	Accounts Payable (232)	-	9,273	2,265
34	Notes Payable to Associated Companies (233)	-		
35	Accounts Payable to Associated Companies (234)	-		
36	Customer Deposits (235)	-	0	395
37	Taxes Accrued (236)	262-263	(13,219)	(341,569)
38	Interest Accrued (237)	-	18,457	18,472
39	Dividends Declared (238)	-		
40	Matured Long-Term Debt (239)	-		
41	Matured Interest (240)	-		
42	Tax Collections Payable (241)	-	36,965	34,503
43	Miscellaneous Current and Accrued Liabilities (242)	-		
44	Obligations Under Capital Leases - Current (243)	-		
45	TOTAL Current and Accrued Liabilities (Enter Total of lines 32 - 44)		$1,731,904	$1,203,197

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

COMPARATIVE BALANCE SHEET (LIABILITIES AND OTHER CREDITS) (Continued)

Line No.	Title of Account (a)	Ref. Page No. (b)	Balance at Beg. of Year (c)	Balance at End of Year (d)
46	**DEFERRED CREDITS**			
47	Customer Advances for Construction (252)			
48	Accumulated Deferred Investment Tax Credits (255)	266-267	25,092	23,064
49	Deferred Gains from Disposition of Utility Plant (256)			
50	Other Deferred Credits (253)	269		
51	Other Regulatory Liabilities (254)	278	(92,474)	79,379
52	Unamortized Gain on Reacquired Debt (257)	269		
53	Accumulated Deferred Income Taxes (281 - 283)	272-277	515,298	646,539
54	TOTAL Deferred Credits (Enter Total of lines 47 thru 53)		$447,916	$748,982
55				
56				
57				
58				
59				
60				
61				
62				
63				
64				
65				
66				
67				
68	TOTAL Liabilities and Other Credits (Enter Total of lines 14, 22, 30, 45 and 54)		$3,108,613	$2,240,165

Note:
Please use the appropriate accounts under the heading "Other Noncurrent Liabilities" for accounts that the PSC classifies as "Operating Reserves".

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x An Original (2) [A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

STATEMENT OF INCOME FOR THE YEAR

1. Report amounts for accounts 412 and 413, Revenue and Expenses from Utility Plant Leased to Others, in another utility column (i, k, m, o) in a similar manner to a utility department. Spread the amount(s) over lines 02 through 24 as appropriate. Incl
2. Report amounts in account 414, Other Utility Operating Income, in the same manner as accounts 412 and 413.
3. Report data for lines 7, 9, and 10 for Natural Gas companies using accounts 404.1, 404.2, 404.3, 407.1, and 407.2.
4. Use page 122-123 for important notes regarding the statement of income or any account thereof.
5. Give concise explanations concerning unsettled rate proceedings where a contingency exists such that refunds of material amount may need to be made to the utility's customers or which may result in a material refund to the utility with respect to powe
6. Give concise explanations concerning significant amount of any refunds made or received during the year resulting

Line No.	Account (a)	Current Year (c)	FIT Reclass	TOTAL Current Year (c)	TOTAL Previous Year (d)
1	**UTILITY OPERATING INCOME**				
2	Operating Revenues (400)	$1,938,961		$1,938,961	$1,560,590
3	Operating Expenses				
4	Operation Expenses (401)	2,590,076		2,590,076	1,193,372
5	Maintenance Expenses (402)	37,122		37,122	26,720
6	Depreciation Expense (403)	84,515		84,515	64,496
7	Amort. & Depl. of Utility Plant (404-405)	-		-	-
8	Amort. of Utility Plant Acq. Adj. (406)	-		-	-
9	Amort. of Property Losses, Unrecovered Plant and Regulatory Study Costs (407)	-		- -	-
10	Amort. of Conversion Expenses (407)	-		-	-
11	Regulatory Debits (407.3)	-		-	-
12	(Less) Regulatory Credits (407.4)	-		-	-
13	Taxes Other Than Income Taxes (408.1)	120,336		120,336	152,379
14	Income Taxes -- Federal (409.1)	(554,700)	4,731	(549,969)	(359,465)
15	-- Other (409.1)	-	1,337	1,337	10,832
16	Provision for Deferred Income Taxes (410.1)	131,241		131,241	357,520
17	(Less) Provision for Deferred Income Taxes -Cr. (411.1)	-		-	-
18	Investment Tax Credit Adj. -- Net (411.4)	(2,028)		(2,028)	(2,028)
19	(Less) Gains from Disp. of Utility Plant (411.6)	-		-	-
20	Losses from Disp. of Utility Plant (411.7)	-		-	-
21	(Less) Gain from Disposition of Allowances (411.8)	-		-	-
22	Losses from Disposition of Allowances (411.9)	-		-	-
23	TOTAL Utility Operating Expenses (Enter Total of lines 4 thru 22)	2,406,564	6,068	2,412,632	1,443,826
24	Net Utility Operating Income (Enter Total of line 2 less 23) (Carry forward to page 117, line 25)	($467,603)	($6,068)	($473,670)	$116,764

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	Date of Report (Mo, Da, Yr) April 30, 2002		Year of Report December 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	TOTAL Current Year (c)	FIT Reclass	Current Year (c)	Previous Year (d)
25	Net Utility Operating Income (Carried forward from page 114)	($467,603)	($6,068)	($473,670)	$116,764
26	**OTHER INCOME AND DEDUCTIONS**				
27	Other Income				
28	Nonutility Operating Income				
29	Revenues From Merchandising, Jobbing and Contract Work (415)				
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)				
31	Revenues From Nonutility Operations (417)				
32	(Less) Expenses of Nonutility Operations (417.1)				
33	Nonoperating Rental Income (418)				
34	Equity in Earnings of Subsidiary Companies (418.1)				
35	Interest and Dividend Income (419)				
36	Allowance for Other Funds Used During Construction (419.1)				
37	Miscellaneous Nonoperating Income (421)				
38	Gain in Disposition of Property (421.1)	2,998		2,998	9,451
39	TOTAL Other Income (Enter Total of lines 29 thru 38)	2,998		2,998	9,451
40	Other Income Deductions				
41	Loss on Disposition of Property (421.2)				
42	Miscellaneous Amortization (425)	17,472		17,472	17,472
43	Miscellaneous Income Deductions (426.1 - 426.5)	380		380	378
44	TOTAL Other Income Deductions (Total of lines 41 thru	17,852		17,852	17,850
45	Taxes Applic. to Other Income and Deductions				
46	Taxes Other Than Income Taxes (408.2)				
47	Income Taxes -- Federal (409.2)		(4,731)	(4,731)	(2,675)
48	Income Taxes -- Other (409.2)		(1,337)	(1,337)	(756)
49	Provision for Deferred Inc. Taxes (410.2)				
50	(Less) Provision for Deferred Income Taxes -- Cr. (411.2)				
51	Investment Tax Credit Adj. -- Net (411.5)				
52	(Less) Investment Tax Credits (420)				
53	TOTAL Taxes on Other Income and Deduct. (Total of	-	(6,068)	(6,068)	(3,431)
54	Net Other Income and Deductions (Enter Total of lines 39,	(14,854)	6,068	(8,786)	(4,968)
55	**INTEREST CHARGES**				
56	Interest on Long-Term Debt (427)	1,593		1,593	-
57	Amort. of Debt Disc. and Expense (428)	597		597	1,887
58	Amortization of Loss on Reacquired Debt (428.1)			-	
59	(Less) Amort. of Premium on Debt-Credit (429)			-	
60	(Less) Amortization of Gain on Reacquired Debt-Credit (429.1)			-	
61	Interest on Debt to Assoc. Companies (430)			-	
62	Other Interest Expense (431)	126,488		126,488	116,459
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)			-	
64	Net Interest Charges (Enter Total of lines 56 thru 63)	128,678		128,678	118,347
65	Income Before Extraordinary Items (Total of lines 25, 54 and 6	($611,134)	$0	($611,134)	(6,551)
66	**EXTRAORDINARY ITEMS**				
67	Extraordinary Income (434)				
68	(Less) Extraordinary Deductions (435)				
69	Net Extraordinary Items (Enter Total of line 67 less line 68	-			-
70	Income Taxes -- Federal and Other (409.3)				
71	Extraordinary Items After Taxes (Enter Total of line 69 less lin	-			-
72	Net Income (Enter Total of lines 65 and 71)	(611,134)	$0	(611,134)	($6,551)

44

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

Line No.	Account (a)	(Ref). Page No. (b)	TOTAL Current Year (c)	Previous Year
25	Net Utility Operating Income (Carried forward from page 114)	- -	($473,669)	$116,763
26	**OTHER INCOME AND DEDUCTIONS**			
27	Other Income			
28	Nonutility Operating Income			
29	Revenues From Merchandising, Jobbing and Contract Work (415)			
30	(Less) Costs and Exp. of Merchandising, Job. & Contract Work (416)			
31	Revenues From Nonutility Operations (417)			
32	(Less) Expenses of Nonutility Operations (417.1)			
33	Nonoperating Rental Income (418)			
34	Equity in Earnings of Subsidiary Companies (418.1)	119		
35	Interest and Dividend Income (419)			
36	Allowance for Other Funds Used During Construction (419.1)			
37	Miscellaneous Nonoperating Income (421)			
38	Gain in Disposition of Property (421.1)		2,998	9,451
39	TOTAL Other Income (Enter Total of lines 29 thru 38)		2,998	9,451
40	Other Income Deductions			
41	Loss on Disposition of Property (421.2)			
42	Miscellaneous Amortization (425)	340	17,472	17,472
43	Miscellaneous Income Deductions (426.1 - 426.5)	340	380	378
44	TOTAL Other Income Deductions (Total of lines 41 thru 43)		17,852	17,850
45	Taxes Applic. to Other Income and Deductions			
46	Taxes Other Than Income Taxes (408.2)	262-263		
47	Income Taxes -- Federal (409.2)	262-263	(6,068)	(3,431)
48	Income Taxes -- Other (409.2)	262-263		
49	Provision for Deferred Inc. Taxes (410.2)	234,272-277		
50	(Less) Provision for Deferred Income Taxes -- Cr. (411.2)	234,272-277		
51	Investment Tax Credit Adj. -- Net (411.5)			
52	(Less) Investment Tax Credits (420)			
53	TOTAL Taxes on Other Income and Deduct. (Total of 46 thru 52)		(6,068)	(3,431)
54	Net Other Income and Deductions (Enter Total of lines 39, 44, 53)		(8,786)	(4,968)
55	**INTEREST CHARGES**			
56	Interest on Long-Term Debt (427)		1,593	
57	Amort. of Debt Disc. and Expense (428)		597	1,887
58	Amortization of Loss on Reacquired Debt (428.1)			
59	(Less) Amort. of Premium on Debt-Credit (429)			
60	(Less) Amortization of Gain on Reacquired Debt-Credit (429.1)			
61	Interest on Debt to Assoc. Companies (430)	340		
62	Other Interest Expense (431)	340	126,488	116,459
63	(Less) Allowance for Borrowed Funds Used During Construction-Cr. (432)			
64	Net Interest Charges (Enter Total of lines 56 thru 63)		128,678	118,347
65	Income Before Extraordinary Items (Total of lines 25, 54 and 64)		(611,133)	(6,551)
66	**EXTRAORDINARY ITEMS**			
67	Extraordinary Income (434)			
68	(Less) Extraordinary Deductions (435)			
69	Net Extraordinary Items (Enter Total of line 67 less line 68)		-	-
70	Income Taxes -- Federal and Other (409.3)	262-263		
71	Extraordinary Items After Taxes (Enter Total of line 69 less line 70)		-	-
72	Net Income (Enter Total of lines 65 and 71)		($611,133)	($6,551)

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

STATEMENT OF INCOME FOR THE YEAR (Continued)

(d)

Line No.	Other Utility		Other Utility		Other Utility	
	Current Year (k)	Previous Year (l)	Current Year (m)	Previous Year (n)	Current Year (o)	Previous Year (p)
1						
2	N/A	N/A	N/A	N/A	N/A	N/A
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23	0	0	0	0	0	0
24	$0	$0	$0	$0	$0	$0

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR

1. Report all changes in appropriated retained earnings, unappropriated retained earnings, and unappropriated undistributed subsidiary earnings for the year.
2. Each credit and debit during the year should be identified as to the retained earnings account in which recorded (Accounts 433, 436 - 439 inclusive). Show the contra primary account affected in column (b).
3. State the purpose and amount of each reservation or appropriation of retained earnings.
4. List first account 439, Adjustments to Retained Earnings, reflecting adjustments to the opening balance of retained earnings. Follow by credit, then debit items in that order.
5. Show dividends for each class and series of capital stock.
6. Show separately the State and Federal income tax effect of items shown in account 439, Adjustments to Retained Earnings.
7. Explain in a footnote the basis for determining the amount reserved or appropriated. If such reservation or appropriation is to be recurrent, state the number and annual amounts to be reserved or appropriated as well as the totals eventually to be accumulated.
8. If any notes appearing in the report to stockholders are applicable to this statement, include them on pages 122-123.

Line No.	Item (a)	Contra Primary Account Affected (b)	Amount (c)
	UNAPPROPRIATED RETAINED EARNINGS (Account 216)		
1	Balance -- Beginning of Year		$306,194
2	Changes (Identify by prescribed retained earnings accounts)		
3	Adjustments to Retained Earnings (Account 439)		
4	Credit:		
5	Credit:		
6	Credit:		
7	Credit:		
8	Credit:		
9	TOTAL Credits to Retained Earnings (Acct. 439) (Total of lines 4 thru 8)		0
10	Debit:		
11	Debit:		
12	Debit:		
13	Debit:		
14	Debit:		
15	TOTAL Debits to Retained Earnings (Acct. 439) (Total of lines 10 thru 14)		0
16	Balance Transferred from Income (Account 433 less Account 418.1)		(611,134)
17	Appropriations of Retained Earnings (Account 436)		
18			
19			
20			
21			
22	TOTAL Appropriations to Retained Earnings (Acct. 436) (Total of lines 18 thru 21)		0
23	Dividends Declared -- Preferred Stock (Account 437)		
24			
25			
26			
27			
28			
29	TOTAL Dividends Declared -- Preferred Stock (Acct. 437) (Total of lines 24 thru 28)		0
30	Dividends Declared -- Common Stock (Account 438)		
31			(29,675)
32			
33			
34			
35			
36	TOTAL Dividends Declared -- Common Stock (Acct. 438) (Total of lines 31 thru 35)		(29,675)
37	Transfers from Acct. 216.1, Unappropriated Undistributed Subsidiary Earnings		
38	Balance -- End of year (Total of lines 01, 09, 15, 16, 22, 29, 36 and 37)		(334,615)

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

STATEMENT OF RETAINED EARNINGS FOR THE YEAR (Continued)

Line No.	Item (a)	Amount (b)
	APPROPRIATED RETAINED EARNINGS (Account 215) State balance and purpose of each appropriated retained earnings amount at end of year and give accounting entries for any applications of appropriated retained earnings during the year.	
39		
40		
41		
42		
43		
44		
45	TOTAL Appropriated Retained Earnings (Account 215)	0
	APPROPRIATED RETAINED EARNINGS - AMORTIZATION RESERVE, FEDERAL (Account 215.1) State below the total amount set aside through appropriations of retained earnings, as of the end of the year, in compliance with the provisions of Federally granted hydroelectric project licenses held by the respondent. If any reductions or changes other than the normal annual credits hereto have have been made during the year, explain such items in a footnote.	
46	TOTAL Appropriated Retained Earnings -- Amortization Reserve, Federal(Account 215.1)	
47	TOTAL Appropriated Retained Earnings (Account 215, 215.1) (Enter Total of lines 45 and 46)	0
48	TOTAL Retained Earnings (Account 215, 215.1, 216) (Enter Total of lines 38 and 47)	(334,615)
	UNAPPROPRIATED UNDISTRIBUTED SUBSIDIARY EARNINGS (ACCOUNT 216.1)	
49	Balance -- Beginning of Year (Debit or Credit)	
50	Equity in Earnings for Year (Credit) (Account 418.1)	
51	(Less) Dividends Received (Debit)	
52	Other Changes (Explain)	
53	Balance -- End of Year (Total of Lines 49 thru 52)	0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

STATEMENT OF CASH FLOWS

1. If the notes to the cash flow statement in the respondents annual stockholders report are applicable to this statement, such notes should be included on pages 122-123. Information about noncash investing and financing activities should be provided on pages 122-123. Provide also on page 122 a reconciliation between "Cash and Cash Equivalents at End of Year" with related amounts on the balance sheet.
2. Under "Other" specify significant amounts and group others.
3. Operating Activities -- Other: Include gains and losses pertaining to operating activities only. Gains and losses pertaining to investing and financing activities should be reported in those activities. Show on page 122-123 the amounts of interest paid (net of amounts capitalized) and income taxes paid.

Line No.	Description (See Instructions for Explanations of Codes) (a)	Amounts (b)
1	Net Cash Flow from Operating Activities:	
2	Net Income (Line 72(c) on page 117)	($611,134)
3	Noncash Charges (Credits) to Income:	
4	Depreciation and Depletion	84,515
5	Amortization of (Specify) Plant Acquisition Adj	17,471
6	Clearing Accounts	(3,437)
7	Other	597
8	Deferred Income Taxes (Net)	131,240
9	Investment Tax Credit Adjustment (Net)	(2,028)
10	Net (Increase) Decrease in Receivables	189,628
11	Net (Increase) Decrease in Inventory	
12	Net (Increase) Decrease in Allowances Inventory	
13	Net Increase (Decrease) in Payables and Accrued Expenses	(337,410)
14	Net (Increase) Decrease in Other Regulatory Assets	
15	Net Increase (Decrease) in Other Regulatory Liabilities	171,853
16	(Less) Allowance for Other Funds Used During Construction	
17	(Less) Undistributed Earnings from Subsidiary Companies	
18	Other: UNRECOVERED PURCHASED GAS COST	858,183
19	OTHER	(22,240)
20		
21		
22	Net Cash Provided by (Used in) Operating Activities (Total of lines 2 thru 21)	477,238
23		
24	Cash Flows from Investment Activities:	
25	Construction and Acquisition of Plant (including Land):	
26	Gross Additions to Utility Plant (less nuclear fuel)	(250,980)
27	Gross Additions to Nuclear Fuel	
28	Gross Additions to Common Utility Plant	
29	Gross Additions to Nonutility Plant	
30	(Less) Allowance for Other Funds Used During Construction	
31	Other:	(5,289)
32		
33		
34	Cash Outflows for Plant (Total of lines 26 thru 33)	(256,269)
35		
36	Acquisition of Other Noncurrent Assets (d)	
37	Proceeds from Disposal of Noncurrent Assets (d)	
38		
39	Investments in and Advances to Assoc. and Subsidiary Companies	
40	Contributions and Advances from Assoc. and Subsidiary Companies	
41	Disposition and Investments in (and Advances to)	
42	Associated and Subsidiary Companies	
43		
44	Purchase of Investment Securities (a)	
45	Proceeds from Sales of Investment Securities (a)	

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

STATEMENT OF CASH FLOWS (Continued)

4. Investing Activities
Include at Other (line 31) net cash outflow to acquire other companies. Provide a reconciliation of assets acquired with liabilities assumed on pages 122-123.

Do not include on this statement the dollar amount of leases capitalized per USOA General Instruction 20; instead provide a reconciliation of the dollar amount of leases capitalized with the plant cost on pages 122-123.

5. Codes used:
(a) Net proceeds or payments.
(b) Bonds, debentures and other long-term debt.
(c) Include commercial paper.
(d) Identify separately such items as investments, fixed assets, intangibles, etc.

6. Enter on pages 122-123 clarifications and explanations.

Line No.	Description (See Instruction No. 5 for Explanations of Codes) (a)	Amounts (b)
46	Loans Made or Purchased	
47	Collections on Loans	
48		
49	Net (Increase) Decrease in Receivables	
50	Net (Increase) Decrease in Inventory	
51	Net (Increase) Decrease in Allowances Held for Speculation	
52	Net Increase (Decrease) in Payables and Accrued Expenses	
53	Other:	
54		
55		
56	Net Cash Provided by (Used in) Investing Activities	
57	(Total of lines 34 thru 55)	(256,269)
58		
59	Cash Flows from Financing Activities:	
60	Proceeds from Issuance of:	
61	Long-Term Debt (b)	
62	Preferred Stock	
63	Common Stock	
64	Other:	
65		
66	Net Increase in Short-Term Debt (c)	(191,294)
67	Other:	
68		
69		
70	Cash Provided by Outside Sources (Total of lines 61 thru 69)	(191,294)
71		
72	Payments for Retirement of:	
73	Long-term Debt (b)	
74	Preferred Stock	
75	Common Stock	
76	Other:	
77		
78	Net Decrease in Short-Term Debt (c)	
79		
80	Dividends on Preferred Stock	
81	Dividends on Common Stock	(29,675)
82	Net Cash Provided by (Used in) Financing Activities	
83	(Total of lines 70 thru 81)	(220,969)
84		
85	Net Increase (Decrease) in Cash and Cash Equivalents	
86	(Total of lines 22, 57 and 83)	0
87		
88	Cash and Cash Equivalents at Beginning of Year	0
89		
90	Cash and Cash Equivalents at End of Year	$0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

NOTES TO FINANCIAL STATEMENTS

1. Use the space below for important notes regarding the Balance Sheet, Statement of Income for the year, Statement of Retained Earnings for the year, Statement of Cash Flows, or any account thereof. Classify the notes according to each basic statement, providing a subheading for each statement except where a note is applicable to more than one statement.
2. Furnish particulars (details) as to any significant contingent assets or liabilities existing at end of year, including a brief explanation of any action initiated by the Internal Revenue Service involving possible assessment of additional income taxes of material amount, or of a claim for refund of income taxes of a material amount initiated by the utility. Give also a brief explanation of any dividends in arrears on cumulative preferred stock.
3. For Account 116, Utility Plant Adjustments, explain the origin of such amount, debits and credits during the year, and plan of disposition contemplated, giving reference to Commission orders or other authorizations respecting classification of amounts as plant adjustments and requirements as to disposition thereof.

4. Where Accounts 189, Unamortized Loss on Reacquired Debt, and 257, Unamortized Gain on Reacquired Debt, are not used, give an explanation, providing the rate treatment given these items. See General Instruction 17 of the Uniform System of Accounts.
5. Give a concise explanation of any retained earnings restrictions and state the amount of retained earnings affected by such restrictions.

6. If the notes to financial statements relating to the respondent company appearing in the annual report to the stockholders are applicable and furnish the data required by instructions above and on pages 114-121, such notes may be included herein.

SEE ATTACHED

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo., Day, Yr.) April 30, 2002	December 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Item (a)	Total (b)	Electric (c)
1	UTILITY PLANT		
2	In Service		
3	Plant in Service (Classified)	$2,968,648	
4	Property Under Capital Leases	0	
5	Plant Purchased or Sold	0	
6	Completed Construction not Classified	0	
7	Experimental Plant Unclassified	0	
8	TOTAL (Enter Total of lines 3 thru 7)	2,968,648	0
9	Leased to Others	0	
10	Held for Future Use	0	
11	Construction Work in Progress	(497,542)	
12	Acquisition Adjustments	523,347	
13	TOTAL Utility Plant (Enter Total of lines 8 thru 12)	2,994,453	0
14	Accum. Prov. for Depr., Amort., & Depl.	1,195,384	0
15	Net Utility Plant (Enter Total of line 13 less 14)	$1,799,069	$0
16	DETAIL OF ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION		
17	In Service		
18	Depreciation	$1,062,237	
19	Amort. and Dep. of Producing Natural Gas Land and Land Rights	0	
20	Amort. of Underground Storage Land and Land Rights	0	
21	Amort. of Other Utility Plant	0	
22	TOTAL In Service (Enter Total of lines 18 thru 21)	1,062,237	0
23	Leased to Others		
24	Depreciation	0	
25	Amortization and Depletion	0	
26	TOTAL Leased to Others (Enter Total of lines 24 and 25)	0	0
27	Held for Future Use		
28	Depreciation	0	
29	Amortization	0	
30	TOTAL Held for Future Use (Enter Total of lines 28 and 29)	0	0
31	Abandonment of Leases (Natural Gas)	0	
32	Amort. of Plant Acquisition Adj.	133,147	
33	TOTAL Accumulated Provisions (Should agree with line 14 above) (Enter Total of lines 22, 26, 30, 31 and 32)	$1,195,384	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo., Day, Yr.) April 30, 2002	Year of Report December 31, 2001

SUMMARY OF UTILITY PLANT ACCUMULATED PROVISIONS
FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
$2,968,648					3
					4
					5
					6
					7
2,968,648	0	0	0	0	8
					9
					10
(497,542)					11
523,347					12
2,994,453	0	0	0	0	13
1,195,384	0	0	0	0	14
$1,799,069	$0	$0	$0	$0	15
					16
					17
$1,062,237					18
					19
					20
					21
1,062,237	0	0	0	0	22
					23
					24
					25
0	0	0	0	0	26
					27
					28
					29
0	0	0	0	0	30
0					31
133,147					32
$1,195,384	$0	$0	$0	$0	33

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo., Day, Yr.) April 30, 2002	December 31, 2001

NUCLEAR FUEL MATERIALS (Accounts 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.

2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of Item (a)	Balance Beginning of Year (b)	Changes During Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conversion, Enrichment, & Fabrication (120.1)	N/A	
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Enter Total of lines 2 thru 5)	0	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Enter Total of lines 8 thru 9)	0	
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum. Prov. for Amortization of Nuclear Fuel Assemblies (120.5)		
14	TOTAL Nuclear Fuel Stock (Enter Total of lines 6, 10, 11, and 12 less line 13)	$0	
15	Estimated net Salvage Value of Nuclear Materials in line9		
16	Estimated net Salvage Value of Nuclear Materials on line 11		
17	Estimated net Salvage Value of Nuclear Materials Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Enter Total of lines 19, 20, and 21)	$0	

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Year of Report Mo., Day, Yr.) April 30, 2002	Date of Report December 31, 2001

NUCLEAR FUEL MATERIALS (Accounts 120.1 through 120.6 and 157) (Continued)

Changes During Year			
Amortization (d)	Other Reductions (Explain in a footnote) (e)	Balance End of Year (f)	Line No.
	N/A	$0	1
		0	2
		0	3
		0	4
		0	5
		0	6
			7
		0	8
		0	9
		0	10
		0	11
		0	12
		0	13
		0	14
			15
			16
			17
		0	18
		0	19
		0	20
		0	21
		$0	22

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103, and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.

2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified - Electric.

3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.

4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.

5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the

Line No.	Account (a)	Balance at Beginning of Year (b)	Addition (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	N/A	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	0	0
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	0	0
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbo generator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	0	0
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power Plant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	0	0
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [ ] An Original	(Mo, Day, Yr)	

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

reversals of the prior years tentative account distributions of these amounts. Careful observance of the above instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102. In showing the clearance of Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirements of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchaser, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
N/A			$0	(301)	2
			0	(302)	3
			0	(303)	4
0	0	0	0		5
					6
					7
			0	(310)	8
			0	(311)	9
			0	(312)	10
			0	(313)	11
			0	(314)	12
			0	(315)	13
			0	(316)	14
0	0	0	0		15
					16
			0	(320)	17
			0	(321)	18
			0	(322)	19
			0	(323)	20
			0	(324)	21
			0	(325)	22
0	0	0	0		23
					24
			0	(330)	25
			0	(331)	26
			0	(332)	27
			0	(333)	28
			0	(334)	29
			0	(335)	30
			0	(336)	31
0	0	0	0		32
					33
			0	(340)	34
			0	(341)	35
			0	(342)	36
			0	(343)	37
			0	(344)	38
			0	(345)	39

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original	(Mo, Day, Yr)	

	(2) [ ] A Resubmission	April 30, 2002	December 31, 2001
	ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)		
Line No.	Account (a)	Balance at Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	N/A	
41	TOTAL Other Production Plant (Enter Total of lines 34 thru 40)	0	0
42	TOTAL Production Plant (Enter Total of lines 15, 23, 32, and 41)	0	0
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements		
46	(353) Station Equipment		
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	0	0
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	0	0
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)	0	0
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	0	0
84	TOTAL (Accounts 101 and 106) (lines 5,15,23,32,41,53,69,83)	0	0
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	$0	$0

ELECTRIC PLANT IN SERVICE (Accounts 101, 102, 103, and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
N/A	N/A		$0	(346)	40
0	0	0	0		41
0	0	0	0		42
					43
			0	(350)	44
			0	(352)	45
			0	(353)	46
			0	(354)	47
			0	(355)	48
			0	(356)	49
			0	(357)	50
			0	(358)	51
			0	(359)	52
0	0	0	0		53
					54
			0	(360)	55
			0	(361)	56
			0	(362)	57
			0	(363)	58
			0	(364)	59
			0	(365)	60
			0	(366)	61
			0	(367)	62
			0	(368)	63
			0	(369)	64
			0	(370)	65
			0	(371)	66
			0	(372)	67
			0	(373)	68
0	0	0	0		69
					70
			0	(389)	71
			0	(390)	72
			0	(391)	73
			0	(392)	74
			0	(393)	75
			0	(394)	76
			0	(395)	77
			0	(396)	78
			0	(397)	79
			0	(398)	80
0	0	0	0		81
			0	(399)	82
0	0	0	0		83
0	0	0	0		84
				(102)	85
					86
			0	(103)	87
$0	$0	$0	$0		88

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

ELECTRIC PLANT LEASED TO OTHERS (Account 104)

1. Report below the information called for concerning electric plant leased to others.

2. In column (c) give the date of Commission authorization of the lease of electric plant to others.

Line No.	Name of Lessee (Designate associated companies with a double asterisk) (a)	Description of Property Leased (b)	Commission Authorization (c)	Expiration Date of Lease (d)	Balance at End of Year
1	N/A				
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46					
47	TOTAL				$0

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location of Property (a)	Date Originally Included in This Account (b)	Date Expected to be Used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3	N/A			
4				
5				
6				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23	N/A			
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	TOTAL			$0

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites,	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

CONSTRUCTION WORK IN PROGRESS-ELECTRIC AND GAS (Account 107)

1. Report below descriptions and balances at end of the year for each projects in process, of construction (107). for Electric, Gas and Common, respectively.
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstration (see Account 107 of the Uniform System of Accounts).
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Each Project for Electric, Gas and Common, respectively (a)	Construction Work in Progress-Electric/Gas (Account 107) (b)
1	Electric	
2	N/A	
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18	From Insert Page	
19	Subtotal	$0
20		
21	Gas	
22	Main and Service Projects	($497,542)
23		
24		
25		
26		
27		
28		
29		
30	From Insert Page	
31	Subtotal	($497,542)
32		
33	Common	
34		
35		
36		
37		
38		
39		
40		
41	From Insert Page	
42	Subtotal	$0
43	TOTAL	($497,542)

CONSTRUCTION WORK IN PROGRESS-ELECTRIC AND GAS (Account 107)

CONSTRUCTION WORK IN PROGRESS-ELECTRIC AND GAS (Account 107)

CONSTRUCTION WORK IN PROGRESS-ELECTRIC AND GAS (Account 107)

CONSTRUCTION WORK IN PROGRESS-ELECTRIC AND GAS (Account 107)

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

CONSTRUCTION OVERHEADS ELECTRIC, GAS AND COMMON

1. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items.

2. On page 218 furnish information concerning construction overheads, for electric, gas and common operations respectively.

3. A respondent should not report "none" to this page if no overhead apportionments are made, but rather should explain on page 218, the accounting procedures employed and the amounts of engineering, supervision and administrative costs, etc., which are directly charged to construction, for electric, gas and common operations respectively.

4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs for electric, gas and common operations respectively.

Line No.	Description of Overhead (a)	Total Amount Charged for the Year (b)
1	Electric	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18	From Insert Pages	
19	Subtotal	$0
20	Gas	
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31	From Insert Pages	
32	Subtotal	$0
33	Common	
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44	From Insert Pages	
45	Subtotal	$0
46	TOTAL	$0

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned (Paper Copy Only).

2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant Instructions 3(17) of the U. S. of A., if applicable.

3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

Description of Each Construction Overhead for Electric, Gas and Common, respectively

Payroll appropriations are in lieu of administration, supervising, and engineering services.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)		Amount (b)	Capitalization Ratio (Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt				
2	Short-Term Interest				
3	Long-Term Debt				
4	Preferred Stock				
5	Common Equity				
6	Total Capitalization		0	0.00%	
7	Average Construction Work in Progress Balance				

2. Gross Rate for Borrowed Funds

=>

3. Rate for Other Funds

4. Weighted Average Rate Actually Used for the Year:

a. Rate for Borrowed Funds - =>

b. Rate for Other Funds - =>

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.

2. Explain in a footnote any difference between the amount for book cost of plant retired, line 11, column (c), and that reported for electric plant in service, pages 204-207, column (d), excluding retirements of non-depreciable property.

3. The provisions of Account 108 in the Uniform System of Accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.

4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	$0			
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	0			
4	(413) Exp. of Elec. Plt. Leas. to Others	0			
5	Transportation Expenses-Clearing	0			
6	Other Clearing Accounts	0			
7	Other Accounts (Specify):	0			
8		0			
9	TOTAL Deprec. Prov. for Year (Total of lines 3 thru 8)	0	0	0	0
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	0			
12	Cost of Removal	0			
13	Salvage (Credit)	0			
14	TOTAL Net Chrgs. for Plant Ret. (*Enter Total of lines 11 thru 13*)	0	0	0	0
15	Other Dr. or Cr. Items (Describe):	0			
16		0			
17	Balance End of Year (Enter Total of lines 1, 9, 14, 15, and 16)	$0	$0	$0	$0
	Section B. Balances at End of Year According to Functional Classifications				
18	Steam Production	$0			
19	Nuclear Production	0			
20	Hydraulic Production - Conventional	0			
21	Hydraulic Production - Pumped Storage	0			
22	Other Production	0			
23	Transmission	0			
24	Distribution	0			
25	General	0			
26	TOTAL (Enter Total of lines 18 thru 25)	$0	$0	$0	$0

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

FOOTNOTES

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of nonutility property included in Account 121.
2. Designate with a double asterisk any property which is leased to another company. State name of lessee and whether lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor items (5% of the Balance at the End of the Year for Account 121 or $100,000, whichever is less) may be grouped by (1) previously devoted to public service (line 44), or (2) other nonutility property (line 45).

Line No.	Description and Location (a)	Balance at Beginning of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	NONE			$0
2				0
3				0
4				0
5				0
6				0
7				0
8				0
9				0
10				0
11				0
12				0
13				0
14				0
15				0
16				0
17				0
18				0
19				0
20				0
21				0
22				0
23				0
24				0
25				0
26				0
27				0
28				0
29				0
30				0
31				0
32				0
33				0
34				0
35				0
36				0
37				0
38				0
39				0
40				0
41	Minor Item Previously Devoted to Public Service			0
42	Minor Items-Other Nonutility Property			0
43	TOTAL	$0	$0	$0

THIS PAGE LEFT BLANK INTENTIONALLY

Next Page is 224

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

INVESTMENT IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Account 123.1, Investment in Subsidiary Companies.
2. Provide a subheading for each company and list thereunder the information called for below. Subtotal by company and give a total in columns (e), (f), (g) and (h).

(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.

(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.

3. Report separately the equity in undistributed subsidiary earnings since acquisition. The total is column(e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	N/A			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	TOTAL Cost of Account 123.1: $		TOTAL	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

INVESTMENT IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged, designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.

5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.

6. Report column (f) interest and dividend revenues from investments, including such revenues from securities disposed of during the year.

7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).

8. Report on Line 42, column (a) the total cost of Account 123.1.

Equity in Subsidiary Earnings for Year (e)	Revenues for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
N/A				1
				2
				3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
$0	$0	$0	$0	42

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

MATERIALS AND SUPPLIES

1. For Account 154, report the amount of plant materials and operating supplies under the primary functional classifications as indicated in column (a); estimates of amounts by function are acceptable. In column (d), designate the department or departments which use the class of material.

2. Give an explanation of important inventory adjustments during the year (in a footnote) showing general classes of material and supplies and the various accounts (operating expenses, clearing accounts, plant, etc.) affected - debited or credited. Show separately debits or credits to stores expense-clearing, if applicable.

Line No.	Account (a)	Balance Beginning of Year (b)	Balance End of Year (c)	Department or Departments Which Use Material (d)
1	Fuel Stock (Account 151)			
2	Fuel Stock Expenses Undistributed (Account 152)			
3	Residuals and Extracted Products (Account 153)			
4	Plant Materials and Operating Supplies (Account 154)			
5	Assigned to - Construction (Estimated)			
6	Assigned to - Operations and Maintenance	0	0	
7	Production Plant (Estimated)			
8	Transmission Plant (Estimated)			
9	Distribution Plant (Estimated)			
10	Assigned to - Other			
11	TOTAL Account 154 (Total of lines 5 thru 10)	0	0	
12	Merchandise (Account 155)	0	0	
13	Other Material and Supplies (Account 156)			
14	Nuclear Materials Held for Sale (Account 157) (Not applicable to Gas Utilities)			
15	Stores Expense Undistributed (Account 163)			
16				
17				
18				
19				
20	TOTAL Materials and Supplies (per Balance Sheet)	$0	$0	

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

Allowances (Accounts 158.1 and 158.2)

1. Report below the particulars (details) called for concerning allowances.
2. Report all acquisitions of allowances at cost.
3. Report allowances in accordance with a weighted average cost allocation method and other accounting as prescribed by General Instruction No. 21 in the Uniform System of Accounts.
4. Report the allowances transactions by the period they are first eligible for use: the current year's allowances in columns (b)-(c), allowances for the three succeeding years in columns (d)-(i), starting with the following year, and allowances for the remaining succeeding years in columns (j)-(k).
5. Report on line 4 the Environmental Protection Agency (EPA) issued allowances. Report withheld portions on lines 36-40.

Line No.	Allowances Inventory (Account 158.1) (a)	Current Year		19__	
		No. (b)	Amt. (c)	No. (d)	Amt. (e)
01	Balance- Beginning of Year	N/A			
02					
03	Acquired During Year:				
04	Issued (Less Withheld Allow.)				
05	Returned by EPA				
06					
07	Purchases/Transfers:				
08					
09					
10					
11					
12					
13					
14					
15	Total				
16					
17	Relinquished During Year:				
18	Charges to Account 509				
19	Other:				
20					
21	Cost of Sales/Transfers:				
22					
23					
24					
25					
26					
27					
28	Total				
29	Balance-End of Year				
30					
31	Sales:				
32	Net Sales Proceeds (Assoc. Co.)				
33	Net Sales Proceeds (Other)				
34	Gains				
35	Losses				
	Allowances Withheld (Account158.2)				
36	Balance-Beginning of Year				
37	Add: Withheld by EPA				
38	Deduct: Returned by EPA				
39	Cost of Sales				
40	Balance-End of Year				
41					
42	Sales:				
43	Net Sales Proceeds (Assoc. Co.)				
44	Net Sales Proceeds (Other)				
45	Gains				
46	Losses				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

Allowances (Accounts 158.1 and 158.2)

6. Report on lines 5 allowances returned by the EPA. Report on line 39 the EPA's sales of the withheld allowances. Report on lines 43-46 the net sales proceeds and gains/losses resulting from the EPA's sale or auction of withheld allowances.

7. Report on lines 8-14 the names of vendors/transferors of allowances acquired and identify associated companies (See "associated company" under "Definitions" in the Uniform System of Accounts).

8. Report on lines 22-27 the name of purchasers/transferees of allowances disposed of and identify associated companies.

9. Report the net costs and benefits of hedging transactions on a separate line under purchases/transfers and sales/transfers.

10. Report on lines 32-35 & 43-46 the net sales proceeds and gains or losses from allowance sales.

19__		19__		Future Years		Totals		Line No.
No. (f)	Amt. (g)	No. (h)	Amt. (i)	No. (j)	Amt. (k)	No. (l)	Amt. (m)	
								01
								02
								03
								04
								05
								06
								07
								08
								09
								10
								11
								12
								13
								14
								15
								16
								17
								18
								19
								20
								21
								22
								23
								24
								25
								26
								27
								28
								29
								30
								31
								32
								33
								34
								35
								36
								37
								38
								39
								40
								41
								42
								43
								44
								45
								46

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

EXTRAORDINARY PROPERTY LOSSES (Account 182.1)

Line No.	Description of Extraordinary Loss [Include in the description the date of loss, the date of Commission authorization to use Account 182.1 and period of amortization (mo, yr to mo, yr).] (a)	Total Amount of Loss (b)	Losses Recognized During Year (c)	WRITTEN OFF DURING THE YEAR Account Charged (d)	Amount (e)	Balance at End of Year (f)
1	N/A					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20	TOTAL	$0	$0		$0	$0

UNRECOVERED PLANT AND REGULATORY STUDY COSTS (Account 182.2)

Line No.	Description of Unrecovered Plant and Regulatory Study Costs [Include in the description of costs, the date of Commission authorization to use Account 182.2, and period of amortization (mo, yr to mo, yr).] (a)	Total Amount of Charges (b)	Costs Recognized During Year (c)	WRITTEN OFF DURING THE YEAR Account Charged (d)	Amount (e)	Balance at End of Year (f)
21	N/A					
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47						
48						
49	TOTAL	$0	$0		$0	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Day, Yr) April 30, 2002	Year of Report December 31, 2001

OTHER REGULATORY ASSETS (Account 182.3)

1. Report below the particulars (details) called for concerning other regulatory assets which are created through the ratemaking actions of regulatory agencies (and not includable in other amounts).
2. For regulatory assets being amortized, show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for account 182.3 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Assets (a)	Debits (b)	Credits		Balance at End of Year (e)
			Account Charged (c)	Amount (d)	
1					
2	EARLY RETIREMENT BENEFITS				4,488
3	OTHER MISCELLANEOUS				2,967
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42	From Insert Page A	0		0	0
43	From Insert Page B	0		0	0
44	TOTAL	$0		$0	$7,455

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

MISCELLANEOUS DEFERRED DEBITS (Account 186)

1. Report below the particulars (details) called for concerning miscellaneous deferred debits.
2. For any deferred debit being amortized, show period of amortization in column (a).
3. Minor items (1% of the Balance at End of Year for Account 186 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description of Miscellaneous Deferred Debits (a)	Bal. Beginning of Year (b)	Debits (c)	CREDITS Account Charged (d)	CREDITS Amount (e)	Balance at End of Year (f)
1	Other Miscellaneous	$0	$0	$0	$0	$0
2						0
3						0
4						0
5						0
6						0
7						0
8						0
9						0
10						0
11						0
12						0
13						0
14						0
15						0
16						0
17						0
18						0
19						0
20						0
21						0
22						0
23						0
24						0
25						0
26						0
27						0
28						0
29						0
30						0
31						0
32						0
33						0
34						0
35						0
36						0
37						0
38						0
39						0
40						0
41						0
42						0
43						0
44						0
45						0
46	From Insert Page A Below	0	0		0	0
47	Misc. Work in Progress	0				0
48	DEFERRED REGULATORY COMM. EXPENSES (See pages 350-351)					0
49	TOTAL	$0	$0		$0	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report Is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ACCUMULATED DEFERRED INCOME TAXES (Account 190)

1. Report the information called for below, concerning the respondent's accounting for deferred income taxes.
2. At Other (Specify), include deferrals relating to other income and deductions.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Balance End of Year (c)
1	Electric		
2			
3			
4			
5			
6			
7	Other		
8	TOTAL Electric (Enter Total of lines 2 thru 7)	$0	$0
9	Gas		
10		$31,800	$31,800
11			
12			
13			
14			
15	Other		
16	TOTAL Gas (Enter Total of lines 10 thru 15)	$31,800	$31,800
17	Other (Specify)		
18	TOTAL (Acct 190)(Total of lines 8,16 and 17)	$31,800	$31,800

NOTES

The amounts included in Account 190 are comprised of the following:

$11,831 Reflects SFAS 109 for the change in the tax rate effect on liberalized depreciation. Taxes that were deferred at a higher tax rate in prior years were adjusted to reflect the current statutory tax rate.

$19,969 Reflects taxes recorded as a result of SFAS 109 on unamortized investment tax credits

Both amounts are expected to be flowed back through future revenues.

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

CAPITAL STOCK (Accounts 201 and 204)

1. Report below the particulars (details) called for concerning common and preferred stock at end of year, distinguishing separate series of any general class. Show separate totals for common and preferred stock. If information to meet the stock exchange reporting requirement outlined in column (a) is available from the SEC 10-K Report Form filing, a specific reference to report form (i.e. year and company title) may be reported in column (a) provided the fiscal years for both the 10-K report and this report are compatible.
2. Entries in column (b) should represent the number of shares authorized by the articles of incorporation as amended to end of year.
3. Give particulars (details) concerning shares of any class and series of stock authorized to be issued by a regulatory commission which have not yet been issued.

Line No.	Class and Series of Stock and Name of Stock Exchange (a)	Number of Shares Authorized by Charter (b)	Par or Stated Value Per Share (c)	Call Price at End of Year (d)
1	Common - Account 201			
2	N/A			
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20	Total	0		
21				
22	Preferred - Account 204			
23				
24	N/A			
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41	Total	0		
42				

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

CAPITAL STOCK (Accounts 201 and 204) (Continued)

4. The identification of each class of preferred stock should show the dividend rate and whether the dividends are cumulative or noncumulative.
5. State in a footnote if any capital stock which has been nominally issued is nominally outstanding at end of year.
   Give particulars (details) in column (a) of any nominally issued capital stock, reacquired stock, or stock in sinking and other funds which is pledged, stating name of pledgee and purposes of pledge.

OUTSTANDING PER BALANCE SHEET (Total amount outstanding without reduction for amounts held by respondent.)		HELD BY RESPONDENT				
		AS REACQUIRED STOCK (Account 217)		IN SINKING AND OTHER FUNDS		
Shares (e)	Amount (f)	Shares (g)	Cost (h)	Shares (i)	Amount (j)	Line No.
						1
N/A						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
0	$0	0	$0	0	$0	20
						21
						22
						23
N/A						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
0	$0	0	$0	0	$0	41
						42

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

CAPITAL STOCK SUBSCRIBED, CAPITAL STOCK LIABILITY FOR CONVERSION, PREMIUM ON CAPITAL STOCK, AND INSTALLMENTS RECEIVED ON CAPITAL STOCK (Accounts 202 and 205, 203 and 206, 207, 212)

1. Show for each of the above accounts the amounts applying to each class and series of capital stock.
2. For Account 202, Common Stock Subscribed, and Account 205, Preferred Stock Subscribed, show the subscription price and the balance due on each class at the end of year.
3. Describe in a footnote the agreement and transactions Common Stock Liability for Conversion, or Account 206, Preferred Stock Liability for Conversion, at the end of the year.
4. For Premium on Account 207, Capital Stock, designate with a double asterisk any amounts representing the excess of consideration received over stated values of stocks without par value.

Line No.	Name of Account and Description of Item (a)	Number of Shares (b)	Amount (c)
1	Common Stock Subscribed (Account 202)		
2	N/A		
3			
4			
5			
6	Subtotal	0	$0
7			
8	Preferred Stock Subscribed (Account 205)		
9			
10			
11			
12			
13	Subtotal	0	$0
14			
15	Common Stock Liability for Conversion (Account 203)		
16			
17			
18			
19			
20	Subtotal	0	$0
21			
22	Preferred Stock Liability for Conversion (Account 206)		
23			
24			
25			
26			
27	Subtotal	0	$0
28			
29	Premium on Capital Stock (Account 207)		
30			
31			
32			
33			
34			
35			
36	Subtotal	0	$0
37			
38	Installments Received on Capital Stock (Account 212)		
39			
40			
41			
42			
43			
44			
45	Subtotal	0	$0
46	TOTAL	0	$0

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites,	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

OTHER PAID-IN CAPITAL (Accounts 208-211, inc.)

Report below the balance at the end of the year and the information specified below for the respective other paid-in capital accounts. Provide a subheading for each account and show a total for the account, as well as total of all accounts for reconciliation with balance sheet, page 112. Add more columns for any account if deemed necessary. Explain changes made in any account during the year and give the accounting entries effecting such change.

(a) Donations Received from Stockholders (Account 208) - State amount and give brief explanation of the origin and purpose of each donation.

(b) Reduction in Par or Stated Value of Capital Stock (Account 209) - State amount and give brief explanation of the capital change which gave rise to amounts reported under this caption including identification with the class and series of stock to which related.

(c) Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210) - Report balance at beginning of year, credits, debits, and balance at end of year with a designation of the nature of each credit and debit identified by the class and series of stock to which related.

(d) Miscellaneous Paid-In Capital (Account 211) - Classify amounts included in this account according to captions which, together with brief explanations, disclose the general nature of the transactions which gave rise to the reported amounts.

Line No.	Item (a)	Amount (b)
1	Donations Received from Stockholders (Account 208)	
2	N/A	
3		
4		
5		
6		
7		
8	Subtotal	$0
9		
10	Reduction in Par or Stated Value of Common Stock (Account 209)	
11	N/A	
12		
13		
14		
15		
16		
17	Subtotal	$0
18		
19	Gain on Resale or Cancellation of Reacquired Capital Stock (Account 210)	
20	N/A	
21		
22		
23		
24		
25		
26	Subtotal	$0
27		
28	Miscellaneous Paid-In Capital (Account 211)	
29	N/A	
30		
31		
32		
33		
34		
35	Subtotal	$0
36		
37		
38		
39		
40	TOTAL	$0

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

DISCOUNT ON CAPITAL STOCK (Account 213)

1. Report the balance at end of the year of discount on capital stock for each class and series of capital stock.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving particulars (details) of the change. State the reason for any charge-off during the year and specify the amount charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	N/A	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21	TOTAL	$0

CAPITAL STOCK EXPENSE (Account 214)

1. Report the balance at end of year of capital stock expenses for each class and series of capital stock.
2. If any change occurred during the year in the balance with respect to any class or series of stock, attach a statement giving particulars of the change. State the reason for any charge-off of capital stock expense and specify the account charged.

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	N/A	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	$0

If applicable, see insert page below:

DISCOUNT ON CAPITAL STOCK (Account 213) (Continued)

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	N/A	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21	TOTAL	$0

CAPITAL STOCK EXPENSE (Account 214) (Continued)

Line No.	Class and Series of Stock (a)	Balance at End of Year (b)
1	N/A	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22	TOTAL	$0


THIS PAGE LEFT BLANK INTENTIONALLY

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Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

LONG-TERM DEBT (Accounts 221, 222, 223, and 224)

1. Report by balance sheet account the particulars (details) concerning long-term debt included in Accounts 221, Bonds, 222, Reacquired Bonds, 223, Advances from Associated Companies, and 224, Other Long-Term Debt.
2. In column (a), for new issues, give Commission authorization numbers and dates.
3. For bonds assumed by the respondent, include in column(a) the name of the issuing company as well as a description of the bonds.
4. For advances from Associated Companies, report separately advances on notes and advances on open accounts. Designate demand notes as such. Include in column(a) names of associated companies from which advances were received.
5. For receivers' certificates, show in column(a) the name of the court and date of court order under which such certificates were issued.
6. In column(b) show the principal amount of bonds or other long-term debt originally issued.
7. In column (c) show the expense, premium or discount with respect to the amount of bonds or other long-term debt originally issued.
8. For column (c) the total expenses should be listed first for each issuance, then the amount of premium (in parentheses) or discount. Indicate the premium or discount with a notation, such as (P) or (D). The expenses, premium or discount should not be netted.
9. Furnish in a footnote particulars (details) regarding the treatment of unamortized debt expense, premium or discount associated with issues redeemed during the year. Also, give in a footnote the date of the Commission's authorization of treatment other than as specified by the Uniform System of Accounts.

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give Commission Authorization numbers and dates) (a)	Principal Amount of Debt Issued (b)	Total Expense, Premium or Discount (c)
1	Bonds (Account 221)		
2	NONE		
3			
4			
5			
6			
7			
8			
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20	Subtotal	$0	$0
21			
22	Reacquired Bonds (Account 222)		
23	NONE		
24			
25			
26			
27			
28	Subtotal	$0	$0
29			
30	From Insert Page		
31	Advances from Associated Companies (Account 223)	0	0
32	Other Long Term Debt (Account 224)	622,600	6,141
33	TOTAL	$622,600	$6,141

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites,	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) April 30, 2002	December 31, 2001

LONG-TERM DEBT (Accounts 221, 222, 223, and 224) (Continued)

10. Identify separate indisposed amounts applicable to issues which were redeemed in prior years.
11. Explain any debits and credits other than amortization debited to Account 428, Amortization of Debt Discount and Expense, or credited to Account 429, Amortization of Premium on Debt - Credit.
12. In a footnote, give explanatory particulars (details) for Accounts 223 and 224 of net charges during the year. With respect to long-term advances, show for each company: (a) principal advanced during year, (b) interest added to principal amount, and (c) principal repaid during year. Give Commission authorization numbers and dates.
13. If the respondent has pledged any of its long-term debt securities give particulars (details) in a footnote including name of pledgee and purpose of the pledge.
14. If the respondent has any long-term debt securities which have been nominally issued and are nominally outstanding at end of year, describe such securities in a footnote.
15. If interest expense was incurred during the year on any obligations retired or reacquired before end of year, include such interest expense in column (i). Explain in a footnote any difference between the total of column (i) and the total of Account 427, Interest on Long-Term Debt and Account 430, Interest on Debt to Associated Companies.
16. Give particulars (details) concerning any long-term debt authorized by a regulatory commission but not yet issued

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	AMORTIZATION PERIOD Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
NONE						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
				$0	$0	20
						21
						22
						23
						24
						25
						26
						27
				$0	$0	28
						29
						30
				0	0	31
				622,600	44,360	32
				$622,600	$44,360	33

LONG-TERM DEBT (Accounts 221, 222, 223, and 224)

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give Commission Authorization numbers and dates)	Principal Amount of Debt Issued	Total Expense, Premium or Discount
	(a)	(b)	(c)
1	Advances from Associated Companies (Account 223)		
2	NONE		
3			
4			
5			
6			
7			
8	Subtotal	$0	$0
9			
10	Other Long Term Debt (Account 224)		
11			
12	Medium-Term Notes, Series A- 7.125%	622,600	6,141
13			
14			
15	SEE THE NOTES TO THE FINANCIAL STATEMENTS		
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45	Subtotal	$622,600	$6,141
46			
47			
48			

LONG-TERM DEBT (Accounts 221, 222, 223, and 224) (Continued)

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
						2
						3
						4
						5
						6
						7
				$0	$0	8
						9
						10
						11
5/25/1995	8/1/2002			622,600	44,360	12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
				$622,600	$44,360	45
						46
						47
						48

Next page is 261

LONG-TERM DEBT (Accounts 221, 222, 223, and 224)

Line No.	Class and Series of Obligation, Coupon Rate (For new issue, give Commission Authorization numbers and dates)	Principal Amount of Debt Issued	Total Expense, Premium or Discount
	(a)	(b)	(c)
1	NONE		
2			
3			
4			
5			
6			
7			
8	Subtotal	$0	$0
9			
10			
11			
12			
13			
14			
15			
16			
17			
18			
19			
20			
21			
22			
23			
24			
25			
26			
27			
28			
29			
30			
31			
32			
33			
34			
35			
36			
37			
38			
39			
40			
41			
42			
43			
44			
45	Subtotal	$0	$0
46			
47			
48			

LONG-TERM DEBT (Accounts 221, 222, 223, and 224) (Continued)

Nominal Date of Issue (d)	Date of Maturity (e)	AMORTIZATION PERIOD Date From (f)	Date To (g)	Outstanding (Total amount outstanding without reduction for amounts held by respondent) (h)	Interest for Year Amount (i)	Line No.
						1
NONE						2
						3
						4
						5
						6
						7
				$0	$0	8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
				$0	$0	45
						46
						47
						48

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

1. Report the reconciliation of reported net income for the year with taxable income used in computing Federal income tax accruals and show computation of such tax accruals. Include in the reconciliation, as far as practicable, the same detail as furnished on Schedule M-1 of the tax return for the year. Submit a reconciliation even though there is no taxable income for the year. Indicate clearly the nature of each reconciling amount.
2. If the utility is a member of a group which files a consolidated Federal tax return, reconcile reported net income with taxable net income as if a separate return were to be filed, indicating, however, intercompany amounts to be eliminated in such consolidated return. State names of group members, tax assigned to each group member, and basis of allocation, assignment, or sharing of the consolidated tax among group members.
3. A substitute page, designed to meet a particular need of a company, may be used as long as the data is consistent and meets the requirements of the above instructions. For electronic reporting purposes complete line 27 and provide the substitute page in the context of a footnote.

Line No.	Particulars (Details) (a)	Amount (b)
1	Net Income for the Year (Page 117) (See Note 1 Below)	($40,039)
2	Reconciling Items for the Year	
3		
4	Taxable Income Not Reported on Books	
5		
6		
7		
8		
9	Deductions Recorded on Books Not Deducted for Return	
10	Current FIT Provision	(183,892)
11	Deferred FIT Provision	161,241
12	Amortization of Deferred ITC	(2,028)
13	Deferred GAC	17,472
14		
15	Miscellaneous	(3,708)
16		
17	Income Recorded on Books Not Included in Return	
18		
19		
20		
21		
22	Deductions on Return Not Charged Against Book Income	
23	Tax Over Book Depreciation and Cost of Removal	12,467
24	Deferred Gas Cost Clause Adjustment	294,045
26	Pension	25,616
27	Federal Tax Net Income	($383,082)
28	Show Computation of Tax:	
29		
30	Federal Tax Net Income	($383,082)
31		
32	Federal Income Tax @ 35%	($134,078)
33		
34	Accrual to Return Adjustments/Other	(49,814)
35		
36	Current FIT Benefit	($183,892)
37		
38		
39	Note 1:Net Income (Loss) for the Year (Page 117)	($611,134)
40	Add Net Loss for Three Months Ended December 31, 2001	529,041
41	Add Net Income for Three Months Ended December 31, 2000	42,054
42		
43	Net Income (Loss) for the Year Ended September 30, 2001	($40,039)
44		

Note 2: Waverly Gas Service Company is included in the consolidated tax return of NUI Corporation which also includes its operating divisions which do business as City Gas Company of Florida, Elkton Gas Service, North Carolina Gas Service, Valley Cities Gas Services, Elizabethtown Gas Company, and NUI Ventures and its subsidiaries, NUI Capital, NUI Energy,Inc., NUI Energ;y Brokers, NUI Environmental Group, Utility Billing Services, NUI Energy Solutions, NUI Sales Management and Virgina Gas.

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

	Particulars (Details) (a)	Amount (b)

RECONCILIATION OF REPORTED NET INCOME WITH TAXABLE INCOME FOR FEDERAL INCOME TAXES

	Particulars (Details) (a)	Amount (b)

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR

1. Give particulars (details) of the combined prepaid and accrued tax accounts and show the total taxes charged to operations and other accounts during the year. Do not include gasoline and other sales taxes which have been charged to the accounts to which the taxed material was charged. If the actual or estimated amounts of such taxes are known, show the amounts in a footnote and designate whether estimated or actual amounts.
2. Include on this page, taxes paid during the year and charged direct to final accounts, (not charged to prepaid or accrued taxes). Enter the amounts in both columns (d) and (e). The balancing of this page is not affected by the inclusion of these taxes.
3. Include in column (d) taxes charged during the year, taxes charged to operations and other accounts through (a) accruals credited to taxes accrued, (b) amounts credited to proportions of prepaid taxes chargeable to current year, and (c) taxes paid and charged direct to operations or accounts other than accrued and prepaid tax accounts.
4. List the aggregate of each kind of tax under the appropriate heading of "Federal," "State," and "Local" in such manner that the total tax for each State and subdivision can readily be ascertained.

Line No.	Kind of Tax (See Instruction 5) (a)	BALANCE BEGINNING OF YEAR Taxes Accrued (Account 236) (b)	Prepaid Taxes (Include in Account 165) (c)	Taxes Charged During Year (d)	Taxes Paid During Year (e)	Adjustments (f)
	Federal:					
1	Income Taxes	($7,629)		($461,404)	($183,892)	
2	FICA Contribution	0		2,466	2,466	
3	Unemployment	0		0	0	
4	Other					
5	Total					
	State:					
6	Franchise - Gross Income - 186a	770		51,928	59,432	
7	Franchise - Gross Earnings - 186				1,000	
8	Franchise - Excess Dividends - 186					
	Temporary.Surcharges					
9	Sec. 186a (Gross Income)					
10	Sec. 186 (Gross Earnings)					
11	Sec. 186 (Excess Dividends)					
12	Income Taxes	6,659		(93,296)	1,000	
13	Unemployment Insurance	0		0	0	
14	Disability Insurance					
15	Sales and Use			(405)	(405)	
16	Petroleum Business Tax - New York					
17	Other: Gross Receipts	(13,019)		0	(50,962)	
18	Total					
	Local:					
19	Real Estate		0	70,147	70,148	
20	Special Franchise					
21	Municipal Gross Income					
22	NYC Special Franchise					
23	Public Utility Excise					
24	Sales and Use					
25	Other					
26	Total					
	Other (list):					
27	PSC					
28	Miscellaneous		0	(3,800)	2,199	
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40	TOTAL	($13,219)	$0	($434,364)	($99,014)	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

DISTRIBUTION OF TAXES CHARGED (Show utility dept. where applicable and acct. charged.)

Line No.	Kind of Tax (See Instruction 5) (a)	Other Income and Deductions (Account 408.2,409.2) (m)	Extraordinary Items (Account 409.3) (n)	Adjustment to Ret. Earnings (Account 439) (o)	Other (p)	Other (q)
	Federal:					
1	Income Taxes	(4,731)				
2	FICA Contribution					
3	Unemployment					
4	Other					
5	Total					
	State:					
6	Franchise - Gross Income - 186a					
7	Franchise - Gross Earnings - 186	0				
8	Franchise - Excess Dividends - 186					
	Temporary Surcharges					
9	Sec. 186a (Gross Income)					
10	Sec. 186 (Gross Earnings)					
11	Sec. 186 (Excess Dividends)					
12	Income Taxes	(1,337)				
13	Unemployment Insurance					
14	Disability Insurance					
15	Sales and Use					
16	Petroleum Business Tax - New York					
17	Other					
18	Total					
	Local:					
19	Real Estate					
20	Special Franchise					
21	Municipal Gross Income					
22	NYC Special Franchise					
23	Public Utility Excise					
24	Sales and Use					
25	Other					
26	Total					
	Other (list):					
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40	TOTAL	($6,068)	$0	$0	$0	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

TAXES ACCRUED, PREPAID AND CHARGED DURING YEAR (Continued)

5. *If any tax covers more than one year, show the required information separately for each tax year, identifying the year in column (a).*
6. Enter all adjustments of the accrued and prepaid tax accounts in column (f) and explain each adjustment in a footnote. Designate debit adjustments by parentheses.
7. Do not include on this page entries with respect to deferred income taxes or taxes collected through payroll deductions or otherwise pending transmittal of such taxes to the taxing authority.

8. Report in columns (i) through (q) how the taxes were distributed.

9. For any tax apportioned to more than one utility department or account, state in a footnote the basis (necessity) of apportioning such tax.

BALANCE AT END OF YEAR		DISTRIBUTION OF TAXES CHARGED (Show utility dept. where applicable and acct. charged.)				
(Taxes Accrued Account 236) (g)	Prepaid Taxes (Incl. in Acct. 165) (h)	Electric (Account 408.1,409.1) (i)	Gas (Account 408.1,409.1) (j)	Other Utility Depts. (Account 408.1,409.1) (k)	Other Utility Operating Income (Account 408.1,409.1) (l)	Line No.
($285,141)			($456,673)			1
0			0			2
0			0			3
						4
						5
(6,734)			51,928			6
(1,000)			0			7
						8
						9
						10
						11
			($91,959)			12
0			0			13
						14
0						15
						16
37,943			0			17
						18
	1		70,147			19
						20
						21
						22
						23
						24
						25
						26
						27
	5,999		(3,800)			28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
($254,932)	$6,000	$0	($430,357)	$0	$0	40

This Page Intentionally Left Blank

Next Page is 266

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS FOR ELECTRIC, GAS AND COMMON, respectively (Account 255)

Report below information applicable to Account 255. Where appropriate, segregate the balances and transactions by utility and nonutility operations. Explain by footnote any correction adjustments to the account balance shown in column (g). Include in column (i) the average period over which the tax credits are amortized.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	Deferred for Year: Account No. (c)	Deferred for Year: Amount (d)	Allocations to Current Year's Income: Account No. (e)	Allocations to Current Year's Income: Amount (f)	Adjustments (g)
1	Electric Utility						
2	3%						
3	4%						
4	7%						
5	10%						
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19	SUBTOTAL	$0		$0		$0	$0
20	Gas Utility						
21	3%						
22	4%						
23	7%						
24	10%						
25							
26	Post ADR	13,329			411.41	1,296	
27	Post ACRS	11,763			411.42	732	
28							
29							
30							
31							
32	SUBTOTAL	$25,092		$0		$2,028	$0
33	Common Utility						
34	3%						
35	4%						
36	7%						
37	10%						
38							
39							
40							
41							
42							
43							
44							
45							
46							
47	SUBTOTAL	$0		$0		$0	$0
48	TOTAL	$25,092		$0		$2,028	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ACCUMULATED DEF. INVESTMENT TAX CREDITS FOR ELECTRIC, GAS AND COMMON, respectively (Act.. 255) (Cont.)

Balance at End Year (h)	Average Period of Allocation to Income (i)	Adjustment Explanation	Line No.
			1
$0			2
0			3
0			4
0			5
0			6
0			7
0			8
0			9
0			10
0			11
0			12
0			13
0			14
0			15
0			16
0			17
0			18
$0			19
			20
$0			21
0			22
0			23
0			24
0			25
12,033			26
11,031			27
0			28
0			29
0			30
0			31
$23,064			32
			33
$0			34
0			35
0			36
0			37
0			38
0			39
0			40
0			41
0			42
0			43
0			44
0			45
0			46
$0			47
$23,064			48

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

OTHER DEFERRED CREDITS (Account 253)

1. Report below the particulars (details) called for concerning other deferred credits.
2. For any deferred credit being amortized, show the period of amortization.
3. Minor items (5% of the Balance of End of Year for Account 253 or amounts less than $10,000, whichever is greater) may be grouped by classes.

Line No.	Description of Other Deferred Credits (a)	Balance at Beginning of Year (b)	Debits: Contra Account (c)	Debits: Amount (d)	Credits (e)	Balance at End of Year (f)
1						$0
2						0
3						0
4						0
5						0
6						0
7						0
8						0
9						0
10						0
11						0
12						0
13						0
14						0
15						0
16						0
17						0
18						0
19						0
20						0
21						0
22						0
23						0
24						0
25						0
26						0
27						0
28						0
29						0
30						0
31						0
32						0
33						0
34						0
35						0
36						0
37						0
38						0
39						0
40						0
41						0
42						0
43						0
44						0
45						0
46	From Insert Page A	0		0	0	0
47	TOTAL	$0		$0	$0	$0

Next Page is 272

If applicable, see insert page below:

Please fill in the following: 01/00/00 0

OTHER DEFERRED CREDITS (Account 253)

Line No.	Description of Other Deferred Credits (a)	Balance at Beginning of Year (b)	Debits: Contra Account (c)	Debits: Amount (d)	Credits (e)	Balance at End of Year (f)
1						$0
2						0
3						0
4						0
5						0
6						0
7						0
8						0
9						0
10						0
11						0
12						0
13						0
14						0
15						0
16						0
17						0
18						0
19						0
20						0
21						0
22						0
23						0
24						0
25						0
26						0
27						0
28						0
29						0
30						0
31						0
32						0
33						0
34						0
35						0
36						0
37						0
38						0
39						0
40						0
41						0
42						0
43						0
44						0
45						0
46						0
47	TOTAL	$0		$0	$0	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ACCUMULATED DEFERRED INCOME TAXES-ACCELERATED AMORTIZATION PROPERTY (Account 281)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amortizable property
2. For Other (Specify), include deferrals relating to other income and deductions.

Line No.	Account (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited To Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited To Account 411.1 (d)
1	Accelerated Amortization (Account 281)			
2	Electric			
3	Defense Facilities	N/A		
4	Pollution Control Facilities			
5	Other			
6				
7				
8	TOTAL Electric (Enter Total of lines 3 thru 7)	$0	$0	$0
9	Gas			
10	Defense Facilities			
11	Pollution Control Facilities			
12	Other			
13				
14				
15	TOTAL Gas (Enter Total of lines 10 thru 14)	0	0	0
16	Other (Specify)			
17	TOTAL (Account 281)(Total of 8, 15 and 16)	$0	$0	$0
18	Classification of TOTAL			
19	Federal Income Tax			
20	State Income Tax			
21	Local Income Tax			

NOTES

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

ACCUMULATED DEFERRED INCOME TAXES-ACCELERATED AMORTIZATION PROPERTY (Account 281) (Continued)

3. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited To Account 410.2 (e)	Amounts Credited To Account 411.2 (f)	Acct. Credited (g)	Amount (h)	Acct. Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
						$0	3
						0	4
						0	5
						0	6
						0	7
$0	$0		$0		$0	$0	8
							9
						$0	10
						0	11
						0	12
						0	13
						0	14
0	0		0		0	0	15
						0	16
$0	$0		$0		$0	$0	17
							18
						$0	19
						0	20
						$0	21

NOTES (Continued)

If applicable, see insert pages below:

ACCUMULATED DEFERRED INCOME TAXES-ACCELERATED AMORTIZATION PROPERTY (Account 281)

ACCUMULATED DEFERRED INCOME TAXES-ACCELERATED AMORTIZATION PROPERTY (Account 281) (Continued)

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 200'

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to property not subject to accelerated amortization.
2. For Other (Specify), include deferrals relating to other income and deductions.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited To Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited To Account 411.1 (d)
1	Account 282			
2	Electric			
3	Gas	322,158	147,760	
4	Other (Define)			
5	TOTAL (Enter Total of lines 2 thru 4)	322,158	147,760	0
6	Other (Specify)			
7				
8				
9	TOTAL Account 282 (Enter Total of lines 5 thru 8)	$322,158	$147,760	$0
10	Classification of TOTAL			
11	Federal Income Tax	$322,158	$147,760	$0
12	State Income Tax			
13	Local Income Tax			

NOTES

Accelerated Depreciation	192,080	(27,245)
Gas Cost Adjustment	130,078	175,005
	322,158	147,760
		193,350

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original	(Mo, Da, Yr)	
1	(2) [ ] A Resubmission	April 30, 2002	December 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER PROPERTY (Account 282) (Continued)

3. Use separate pages as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits		Balance at End of Year	
Amounts Debited To Account 410.2 (e)	Amounts Credited To Account 411.2 (f)	Account Credited (g)	Amount (h)	Account Debited (i)	Amount (j)	(k)	Line No.
							1
							2
						469,918	3
						0	4
0	0		0		0	469,918	5
						0	6
						0	7
						0	8
$0	$0		$0		$0	$469,918	9
							10
$0			$0		$0	$469,918	11
						0	12
						$0	13

NOTES (Continued)

164,835
305,083

0 469,918

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283)

1. Report the information called for below concerning the respondent's accounting for deferred income taxes relating to amounts recorded in Account 283.
2. For Other (Specify), include deferrals relating to other income and deductions.

Line No.	Account Subdivisions (a)	Balance at Beginning of Year (b)	CHANGES DURING YEAR Amounts Debited To Account 410.1 (c)	CHANGES DURING YEAR Amounts Credited To Account 411.1 (d)
1	Account 283			
2	Electric			
3				
4				
5				
6				
7				
8	Other			
9	TOTAL Electric (Total of lines 3 thru 8)	$0	$0	$0
10	Gas			
11	Bad Debts	($3,150)	1,298	
12	Pension	(33,745)	72,617	
13	Plant Acquisition Adjustment	117,666	(6,115)	
14		0		
15		0		
16	Other	112,369	(84,319)	
17	TOTAL Gas (Total of lines 11 thru 16)	$193,140	($16,519)	$0
18	Other (Specify)			
19	TOTAL (Acct 283) (Enter Total of Lines 9,17 and 18)	$193,140	($16,519)	$0
20	Classification of TOTAL			
21	Federal Income Tax	$193,140	($16,519)	$0
22	State Income Tax			
23	Local Income Tax			

NOTES

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ACCUMULATED DEFERRED INCOME TAXES - OTHER (Account 283) (Continued)

3. Provide in the space below explanations for pages 276 and 277.
   Include amounts relating to insignificant items listed under Other.
4. Use footnotes as required.

CHANGES DURING YEAR		ADJUSTMENTS					
		Debits		Credits			
Amounts Debited To Account 410.2 (e)	Amounts Credited To Account 411.2 (f)	Acct. Credited (g)	Amount (h)	Acct. Debited (i)	Amount (j)	Balance at End of Year (k)	Line No.
							1
							2
						$0	3
						0	4
						0	5
						0	6
						0	7
						0	8
$0	$0		$0		$0	$0	9
							10
						($1,852)	11
						38,872	12
						111,551	13
						0	14
						0	15
						28,050	16
$0	$0		$0		$0	$176,621	17
						0	18
$0	$0		$0		$0	$176,621	19
							20
						$176,621	21
						0	22
						$0	23

NOTES (Continued)

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

OTHER REGULATORY LIABILITIES (Account 254)

1. Reporting below the particulars (details) called for concerning other regulatory liabilities which are created through the ratemaking actions of regulatory agencies (and not includable in other amounts).
2. For regulatory liabilities being amortized, show period of amortization in column (a).
3. Minor items (5% of the Balance at End of Year for Account 254 or amounts less than $50,000, whichever is less) may be grouped by classes.

Line No.	Description and Purpose of Other Regulatory Liabilities (a)	DEBITS		Credits (d)	Balance End of Year (e)
		Account Credited (b)	Amount (c)		
1	FASB #109				$54,766
2	Pipeline Supplier Refunds			147,240	0
3	Franchise Tax O/C			24,613	24,613
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41	TOTAL		$0	$171,853	$79,379

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

ELECTRIC OPERATING REVENUES (ACCOUNT 400)

1. Report below operating revenues for each prescribed account, and manufactured gas revenues in total.
2. Report number of customers, columns (f) and (g), on the basis of meters, in addition to the number of flat rate accounts; except that where separate meter readings are added for billing purposes, one customer should be counted for each group of meters added. The average number of customers means the average of twelve figures at the close of each month.
3. If increases or decreases from previous year (columns (c), (e), and (g)), are not derived from previously reported figures, explain any inconsistencies in a footnote.

Line No.	Title of Account (a)	OPERATING REVENUES Amount for Year (b)	Amount for Previous Year (c)
1	Sales of Electricity		
2	(440) Residential Sales	N/A	
3	(442) Commercial and Industrial Sales		
4	Small (or Commercial) (See Instr. 4)		
5	Large (or Industrial) (See Instr. 4)		
6	(444) Public Street and Highway Lighting		
7	(445) Other Sales to Public Authorities		
8	(446) Sales to Railroads and Railways		
9	(448) Interdepartmental Sales		
10	TOTAL Sales to Ultimate Consumers	0	0
11	(447) Sales for Resale		
12	TOTAL Sales of Electricity	0	0
13	(Less) (449.1) Provision for Rate Refunds		
14	TOTAL Revenues Net of Provision for Refunds	0	0
15	Other Operating Revenues		
16	(450) Forfeited Discounts		
17	(451) Miscellaneous Service Revenues		
18	(453) Sales of Water and Water Power		
19	(454) Rent from Electric Property		
20	(455) Interdepartmental Rents		
21	(456) Other Electric Revenues		
22			
23			
24			
25			
26	TOTAL Other Operating Revenues	0	0
27	TOTAL Electric Operating Revenues	$0	$0

Name of Respondent	This Report Is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

ELECTRIC OPERATING REVENUES (ACCOUNT 400) (Continued)

4. Commercial and Industrial Sales, Account 442, may be classified according to the basis of classification (Small or Commercial, and Large or Industrial) regularly used by the respondent if such basis of classification is not generally greater than 1000 Kw of demand. (See Account 442 of the Uniform System of Accounts. Explain basis of classification in a footnote).

5. See pages 108-109, Important Changes During Year, for important new territory added and important rate increases or decreases.
6. For lines 2, 4, 5, and 6, see page 304 for amounts relating to unbilled revenue by accounts.
7. Include unmetered sales. Provide details of such sales in a footnote.

MEGAWATT HOURS SOLD		AVG. NO. CUSTOMERS PER MONTH		
Amount for Year (d)	Amount for Previous Year (e)	Number for Year (f)	Number for Previous Year (g)	Line No.
				1
N/A				2
				3
				4
				5
				6
				7
				8
				9
0	0	0	0	10
				11
0	0	0	0	12
				13
0	0	0	0	14

Line 12, Column (b) includes $_________ of unbilled revenues.

Line 12 Column (d) includes _________ MWH relating to unbilled revenues.

Next Page is 304

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

SALES OF ELECTRICITY BY RATE SCHEDULES

1. Report below for each rate schedule in effect during the year the MWh of electricity sold, revenue, average number of customers, average KWh per customer, and average revenue per KWh, excluding data for Sales for Resale which is reported on pages 310-311.
2. Provide a subheading and total for each prescribed operating revenue account in the sequence followed in "Electric Operating Revenues," pages 300-301. If the sales under any rate schedule are classified in more than one revenue account, list the rate schedule and sales data under each applicable revenue account subheading.
3. Where the same customers are served under more than one rate schedule in the same revenue account classification (such as a general residential schedule and an off peak water heating schedule), the entries in column (d) for the special schedule should denote the duplication in number of reported customers.
4. The average number of customers should be the number of bills rendered during the year divided by the number of billing periods during the year (12 if all billings are made monthly).
5. For any rate schedule having a fuel adjustment clause state in a footnote the estimated additional revenue billed pursuant thereto.
6. Report amount of unbilled revenue as of end of year for each applicable revenue account subheading.

Line No.	Number and Title of Rate Schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales per Customer (e)	Revenue per KWh Sold (f)
1	N/A					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41	Total Billed	0	0	0		
42	Total Unbilled Rev. (See Instr. 6)					
43	TOTAL	0	$0	0		

If applicable, see insert page below

SALES OF ELECTRICITY BY RATE SCHEDULES

Line No.	Number and Title of Rate Schedule (a)	MWh Sold (b)	Revenue (c)	Average Number of Customers (d)	KWh of Sales per Customer (e)	Revenue per KWh Sold (f)
1						
2	N/A					
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29						
30						
31						
32						
33						
34						
35						
36						
37						
38						
39						
40						
41						
42						
43						
44						
45						
46						
47						
48						
49						
50						
51						
52						
53						
54						
55	Total Billed	0	$0	0		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

SALES FOR RESALE (Account 447)

1. Report all sales for resale (i.e. sales to purchasers other than ultimate consumers) transacted on a settlement basis other than power exchanges during the year. Do not report exchanges of electricity (ie., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges on this schedule. Power exchanges must be reported on the Purchased Power schedule (pages 326-327).

2. Enter the name of the purchaser in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the purchaser.

3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:
RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (ie., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.
LF - for long-term service, "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g.., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.
IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but less than five years.
SF - for short-term firm service. Use this category for all firm services where the duration of each period of commitment for service is one year or less.
LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.
IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means longer than one year but less than five years.

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (MW) (d)	Actual Demand (MW)	
					Average Monthly NCP Demand (e)	Average Monthly CP Demand (f)
1	NONE					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13	From Insert Page					
14	Total					

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

SALES FOR RESALE (Account 447) (Continued)

OS - for other service. Use this category only for those services which cannot be placed in the above-defined categories, such as all non-firm service regardless of the length of the contract and service from designated units of less than one year. Describe the nature of the service in a footnote.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. Group requirements RQ sales together and report them starting at line number one. After listing all RG sales, enter "Subtotal - RQ" in column (a). The remaining sales may then be listed in any order. Enter "Subtotal-Non-RQ" in column (a) after this listing. Enter "Total" in column (a) as the last line of the schedule. Report subtotals and total for columns (g) through (k).
5. In column (c), identify the FERC Rate Schedule or Tariff Number. On separate lines, list all FERC rate schedules or tariffs under which service, as identified in column (b), is provided.
6. For requirements RQ sales and any type of service involving demand charges imposed on a monthly (or longer) basis, enter the average monthly billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
7. Report in column (g) the megawatthours shown on bills rendered to the purchaser.
8. Report demand charges in column (h), energy charges in column (i), and the total of any other types of charges, including out-of-period adjustment, in column (j). Explain in a footnote all components of the amount shown in column (j). Report in column (k) the total charge shown on bills rendered to the purchaser.
9. The data in column (g) through (k) must be subtotaled based on the RQ/Non-RQ grouping (see instruction 4), and then totaled on the last line of the schedule. The "Subtotal - RQ" amount in column (g) must be reported as Requirements Sales for Resale on page 401, line 23. The "Subtotal - Non-RQ" amount in column (g) must be reported as Non-Requirements Sales for Resale on page 401, line 24.
10. Footnote entries as required and provide explanations following all required data.

Megawatthours Sold (g)	REVENUE: Demand Charges ($) (h)	Energy Charges ($) (i)	Other Charges ($) (j)	Total ($) (h + i + j) (k)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
0	$0	$0	$0	$0	14

Next Page is 320

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

If the amount for previous year is not derived from previously reported figures, explain in footnotes.

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
1	1. POWER PRODUCTION EXPENSES		
2	A. Steam Power Generation		
3	Operation		
4	(500) Operation Supervision and Engineering	N/A	
5	(501) Fuel		
6	(502) Steam Expenses		
7	(503) Steam from Other Sources		
8	(Less) (504) Steam Transferred-Cr.		
9	(505) Electric Expenses		
10	(506) Miscellaneous Steam Power Expenses		
11	(507) Rents		
12	(509) Allowances		
13	TOTAL Operation (Enter Total of Lines 4 thru 12)	0	0
14	Maintenance		
15	(510) Maintenance Supervision and Engineering		
16	(511) Maintenance of Structures		
17	(512) Maintenance of Boiler Plant		
18	(513) Maintenance of Electric Plant		
19	(514) Maintenance of Miscellaneous Steam Plant		
20	TOTAL Maintenance (Enter Total of lines 15 thru 19)	0	0
21	TOTAL Power Production Expenses-Steam Power (Enter Total of Lines 13 and 20)	0	0
22	B. Nuclear Power Generation		
23	Operation		
24	(517) Operation Supervision and Engineering		
25	(518) Fuel		
26	(519) Coolants and Water		
27	(520) Steam Expenses		
28	(521) Steam from Other Sources		
29	(Less) (522) Steam Transferred-Cr.		
30	(523) Electric Expenses		
31	(524) Miscellaneous Nuclear Power Expenses		
32	(525) Rents		
33	TOTAL Operation (Enter Total of lines 24 thru 32)	0	0
34	Maintenance		
35	(528) Maintenance Supervision and Engineering		
36	(529) Maintenance of Structures		
37	(530) Maintenance of Reactor Plant Equipment		
38	(531) Maintenance of Electric Plant		
39	(532) Maintenance of Miscellaneous Nuclear Plant		
40	TOTAL Maintenance (Enter Total of lines 35 thru 39)	0	0
41	TOTAL Power Production Expenses-Nuclear Power (Enter Total of lines 33 and 40)	0	0
42	C. Hydraulic Power Generation		
43	Operation		
44	(535) Operation Supervision and Engineering		
45	(536) Water for Power		
46	(537) Hydraulic Expenses		
47	(538) Electric Expenses		
48	(539) Miscellaneous Hydraulic Power Generation Expenses		
49	(540) Rents		
50	TOTAL Operation (Enter Total of lines 44 thru 49)	$0	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

Line No.		Amount for Current Year (b)	Amount for Previous Year (c)
51	C. Hydraulic Power Generation (Continued)		
52	Maintenance		
53	(541) Maintenance Supervision and Engineering	N/A	
54	(542) Maintenance of Structures		
55	(543) Maintenance of Reservoirs, Dams, and Waterways		
56	(544) Maintenance of Electric Plant		
57	(545) Maintenance of Miscellaneous Hydraulic Plant		
58	TOTAL Maintenance (Enter total of lines 53 thru 57)	0	0
59	L Power Production Expenses-Hydraulic Power (Enter total of lines 50 and 58)	0	0
60	D. Other Power Generation		
61	Operation		
62	(546) Operation Supervision and Engineering		
63	(547) Fuel		
64	(548) Generation Expenses		
65	(549) Miscellaneous Other Power Generation Expenses		
66	(550) Rents		
67	TOTAL Operation (Enter total of lines 62 thru 66)	0	0
68	Maintenance		
69	(551) Maintenance Supervision and Engineering		
70	(552) Maintenance of Structures		
71	(553) Maintenance of Generating and Electric Plant		
72	(554) Maintenance of Miscellaneous Other Power Generation Plant		
73	TOTAL Maintenance (Enter Total of Lines 69 thru 72)	0	0
74	TOTAL Power Production Expenses--Other Power (Enter Total of Lines 67 and 73)	0	0
75	E. Other Power Supply Expenses		
76	(555) Purchased Power		
77	(556) System Control and Load Dispatching		
78	(557) Other Expenses		
79	TOTAL Other Power Supply Expenses (Enter Total of Lines 76 thru 78)	0	
80	TOTAL Power Production Expenses (Enter total of lines 21, 41, 59, 74, and 79)	0	0
81	2. TRANSMISSION EXPENSES		
82	Operation		
83	(560) Operation Supervision and Engineering		
84	(561) Load Dispatching		
85	(562) Station Expenses		
86	(563) Overhead Lines Expenses		
87	(564) Underground Lines Expenses		
88	(565) Transmission of Electricity by Others		
89	(566) Miscellaneous Transmission Expenses		
90	(567) Rents		
91	TOTAL Operation (Enter total of lines 83 thru 90)	0	0
92	Maintenance		
93	(568) Maintenance Supervision and Engineering		
94	(569) Maintenance of Structures		
95	(570) Maintenance of Station Equipment		
96	(571) Maintenance of Overhead Lines		
97	(572) Maintenance of Underground Lines		
98	(573) Maintenance of Miscellaneous Transmission Plant		
99	TOTAL Maintenance (Enter total of lines 93 thru 98)	0	0
100	TOTAL Transmission Expenses (Enter total of lines 91 and 99)	0	0
101	3. DISTRIBUTION EXPENSES		
102	Operation		
103	(580) Operation Supervision and Engineering		

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
104	3. DISTRIBUTION EXPENSES (Continued)		
105	(581) Load Dispatching	N/A	
106	(582) Station Expenses		
107	(583) Overhead Line Expenses		
108	(584) Underground Line Expenses		
109	(585) Street Lighting and Signal System Expenses		
110	(586) Meter Expenses		
111	(587) Customer Installations Expenses		
112	(588) Miscellaneous Expenses		
113	(589) Rents		
114	TOTAL Operation (Enter Total of lines 103 thru 113)	0	0
115	Maintenance		
116	(590) Maintenance Supervision and Engineering		
117	(591) Maintenance of Structures		
118	(592) Maintenance of Station Equipment		
119	(593) Maintenance of Overhead Lines		
120	(594) Maintenance of Underground Lines		
121	(595) Maintenance of Line Transformers		
122	(596) Maintenance of Street Lighting and Signal Systems		
123	(597) Maintenance of Meters		
124	(598) Maintenance of Miscellaneous Distribution Plant		
125	TOTAL Maintenance (Enter Total of lines 116 thru 124)	0	0
126	TOTAL Distribution Expenses (Enter Total of lines 114 and 125)	0	0
127	4. CUSTOMER ACCOUNTS EXPENSES		
128	Operation		
129	(901) Supervision		
130	(902) Meter Reading Expenses		
131	(903) Customer Records and Collection Expenses		
390	(904) Uncollectible Accounts		
133	(905) Miscellaneous Customer Accounts Expenses		
134	TOTAL Customer Accounts Expenses (Enter Total of lines 129 thru 133)	0	0
135	5. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES		
136	Operation		
137	(907) Supervision		
138	(908) Customer Assistance Expenses		
139	(909) Information and Instructional Expenses		
140	(910) Miscellaneous Customer Service and Information Expenses		
141	TOTAL Cust. Service and Informational Expenses (Enter Total of Lines 137 thru 14	0	0
142	6. SALES EXPENSES		
143	Operation		
144	(911) Supervision		
145	(912) Demonstrating and Selling Expenses		
146	(913) Advertising Expenses		
147	(916) Miscellaneous Sales Expenses		
148	TOTAL Sales Expenses (Enter Total of lines 144 thru 147)	0	0
149	7. ADMINISTRATIVE AND GENERAL EXPENSES		
150	Operation		
151	(920) Administrative and General Salaries		
152	(921) Office Supplies and Expenses		
153	(Less) (922) Administrative Expenses Transferred-Credit		

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ELECTRIC OPERATION AND MAINTENANCE EXPENSES (Continued)

Line No.	Account (a)	Amount for Current Year (b)	Amount for Previous Year (c)
154	7. ADMINISTRATIVE AND GENERAL EXPENSES (Continued)		
155	(923) Outside Services Employed	N/A	
156	(924) Property Insurance		
157	(925) Injuries and Damages		
158	(926) Employee Pensions and Benefits		
159	(927) Franchise Requirements		
160	(928) Regulatory Commission Expenses		
161	(929) (Less) Duplicate Charges-Cr.		
162	(930.1) General Advertising Expenses		
163	(930.2) Miscellaneous General Expenses		
164	(931) Rents		
165	TOTAL Operation (Enter Total of lines 151 thru 164)	0	0
166	Maintenance		
167	(935) Maintenance of General Plant		
168	TOTAL Administrative and General Expenses (Enter total of lines 165 and 167)	0	0
169	TOTAL Electric Operation and Maintenance Expenses (Enter total of lines 80, 100, 126, 134, 141, 148 and 168)	$0	$0

NUMBER OF ELECTRIC DEPARTMENT EMPLOYEES

1. The data on number of employees should be reported for the payroll period ending nearest to October 31, or any payroll period ending 60 days before or after October 31.
2. If the respondent's payroll for the reporting period includes any special construction personnel, include such employees on line 3, and show the number of such special construction employees in a footnote.
3. The number of employees assignable to the electric department from joint functions of combination utilities may be determined by estimate, on the basis of employee equivalents. Show the estimated number of equivalent employees attributed to the electric department from joint functions.

1. Payroll Period Ended (Date)	
2. Total Regular Full-Time Employees	
3. Total Part-Time and Temporary Employees	
4. Total Employees	0

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

PURCHASED POWER (Account 555)
(INCLUDING POWER EXCHANGES)

1. Report all power purchases made during the year. Also report exchanges of electricity (i.e., transactions involving a balancing of debits and credits for energy, capacity, etc.) and any settlements for imbalanced exchanges.
2. Enter the name of the seller or other party in an exchange transaction in column (a). Do not abbreviate or truncate the name or use acronyms. Explain in a footnote any ownership interest or affiliation the respondent has with the seller.
3. In column (b), enter a Statistical Classification Code based on the original contractual terms and conditions of the service as follows:

   RQ - for requirements service. Requirements service is service which the supplier plans to provide on an ongoing basis (i.e., the supplier includes projected load for this service in its system resource planning). In addition, the reliability of requirements service must be the same as, or second only to, the supplier's service to its own ultimate consumers.

   LF - for long-term firm service. "Long-term" means five years or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions (e.g., the supplier must attempt to buy emergency energy from third parties to maintain deliveries of LF service). This category should not be used for long-term firm service which meets the definition of RQ service. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

   IF - for intermediate-term firm service. The same as LF service except that "intermediate-term" means longer than one year but less than five years.

   SF - for short-term firm service. Use this category for all firm services, where the duration of each period of commitment for service is one year or less.

   LU - for long-term service from a designated generating unit. "Long-term" means five years or longer. The availability and reliability of service, aside from transmission constraints, must match the availability and reliability of the designated unit.

   IU - for intermediate-term service from a designated generating unit. The same as LU service except that "intermediate-term" means longer than one year but less than five years.

   EX - for exchanges of electricity. Use this category for transactions involving a balancing of debits and credits for energy, capacity, etc. and any settlements for imbalanced exchanges.

   OS - for other service. Use this category only for those services which cannot be placed in the above-

Line No.	Name of Company or Public Authority (Footnote Affiliations) (a)	Statistical Classification (b)	FERC Rate Schedule or Tariff Number (c)	Average Monthly Billing Demand (d)	Actual Demand (MW) Average Monthly NCP Demand (e)	Actual Demand (MW) Average Monthly CP Demand (f)
1	N/A					
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13	From Insert Page					
14	Total					

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

PURCHASED POWER (Account 555) (Continued)
(Including power exchanges)

defined categories, such as all nonfirm service regardless of the length of the contract and service from designated units of less than one year. Describe the nature of the service in a footnote for each adjustment.
AD - for out-of-period adjustment. Use this code for any accounting adjustment or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

4. In column (c), identify the FERC Rate Schedule Number or Tariff, or, for nonFERC jurisdictional sellers, include an appropriate designation for the contract. On separate lines, list all FERC rate schedules, tariffs or contract designations under which service, as identified in column (b), is provided.
5. For requirements RQ purchases and any type of services involving demand charges imposed on a monthly (or longer) basis, enter the monthly average billing demand in column (d), the average monthly non-coincident peak (NCP) demand in column (e), and the average monthly coincident peak (CP) demand in column (f). For all other types of service, enter NA in columns (d), (e) and (f). Monthly NCP demand is the maximum metered hourly (60-minute integration) demand in a month. Monthly CP demand is the metered demand during the hour (60-minute integration) in which the supplier's system reaches its monthly peak. Demand reported in columns (e) and (f) must be in megawatts. Footnote any demand not stated on a megawatt basis and explain.
6. Report in column (g) the megawatthours shown on bills rendered to the respondent. Report in columns (h) and (i) the megawatthours of power exchanges received and delivered, used as the basis for settlement. Do not report net exchange.
7. Report demand charges in column (j), energy charges in column (k), and the total of any other types of charges, including out-of-period adjustments, in column (l). Explain in a footnote all components of the amount shown in column (l). Report in column (m) the total charge shown on bills received as settlement by the respondent. For power exchanges, report in column (m) the settlement amount for the net receipt of energy. If more energy was delivered than received, enter a negative amount. If the settlement amount (1) includes credits or charges other than incremental generation expenses, or (2) excludes certain credits or charges covered by the agreement, provide an explanatory footnote.
8. The data in column (g) through (m) must be totaled on the last line of the schedule. The total amount in column (g) must be reported as Purchases on page 401, line 10. The total amount in column (h) must be reported as Exchange Received on page 401, line 12. The total amount in column (i) must be reported as Exchange Delivered on page 401, line 13.
9. Footnote entries as required and provide explanations following all required data.

	POWER EXCHANGES		COST/SETTLEMENT OF POWER				
Megawatthours Purchased (g)	Megawatthours Received (h)	Megawatthours Delivered (i)	Demand Charges ($) (j)	Energy Charges ($) (k)	Other Charges ($) (l)	Total (j + k + l) or Settlement ($) (m)	Line No.
N/A						$0	1
						0	2
						0	3
						0	4
						0	5
						0	6
						0	7
						0	8
						0	9
						0	10
						0	11
						0	12
						0	13
0	0	0	$0	$0	$0	$0	14

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites,	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456)
(Including transactions referred to as "wheeling")

1. Report all transmission of electricity, i.e. wheeling, provided for other electric utilities, cooperatives, municipalities, other public authorities, qualifying facilities, non-traditional utility suppliers and ultimate customers.
2. Use a separate line of data for each distinct type of transmission service involving the entities listed in columns (a), (b) and (c).
3. Report in column (a) the company or public authority that paid for the transmission service. Report in column (b) the company or public authority that the energy was received from and in column (c) the company or public authority that the energy was delivered to. Provide the full name of each company or public authority. Do not abbreviate or truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation the respondent has with the entities listed in columns (a), (b) or (c).
4. In column (d) enter a Statistical Classification code based on the original contractual terms and conditions of the service as follows:

LF - for long-term firm transmission service. "Long-term" means one year or longer and "firm" means that service cannot be interrupted for economic reasons and is intended to remain reliable even under adverse conditions. For all transactions identified as LF, provide in a footnote the termination date of the contract defined as the earliest date that either buyer or seller can unilaterally get out of the contract.

SF - for short-term firm transmission service. Use this category for all firm services, where the duration of each period of commitment for service is less than one year.

Line No.	Payment By (Company or Public Authority) [Footnote Affiliations] (a)	Energy Received From (Company or Public Authority) [Footnote Affiliations] (b)	Energy Delivered To (Company or Public Authority) [Footnote Affiliations] (c)	Statistical Classification (d)
1	N/A			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16	From Insert Page			
17	Total			

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions referred to as "wheeling")

OS - for other transmission service. Use this category only for those services which cannot be placed in the above-defined categories, such as all nonfirm transmission service, regardless of the length of the contract. Describe the nature of the service in a footnote.

AD - for out-of-period adjustment. Use this code for any accounting adjustments or "true-ups" for service provided in prior reporting years. Provide an explanation in a footnote for each adjustment.

5. In column (e), identify the FERC Rate Schedule or Tariff Number. On separate lines, list all FERC rate schedules or contract designations under which service, as identified in column (d), is provided.

6. Report receipt and delivery locations for all single contract path, "point to point" transmission service. In column (f), report the designation for the substation, or other appropriate identification for where energy was received as specified in the contract. In column (g) report the designation for the substation, or other appropriate identification for where energy was delivered as specified in the contract.

7. Report in column (h) the number of megawatts of billing demand that is specified in the firm transmission service contract. Demandreported in column (h) must be in megawatts. Footnote any demand not stated on a megawatts basis and explain.

FERC Rate Schedule or Tariff Number (e)	Point of Receipt (Substation or Other Designation) (f)	Point of Delivery (Substation or Other Designation) (g)	Billing Demand (MW) (h)	TRANSFER OF ENERGY Megawatthours Received (i)	Megawatthours Delivered (j)	Line No.
N/A						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
			0	0	0	17

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, I	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

TRANSMISSION OF ELECTRICITY FOR OTHERS (Account 456) (Continued)
(Including transactions referred to as "wheeling")

8. Report in columns (i) and (j) the total megawatthours received and delivered.

9. In columns (k) through (n), report the revenue amounts as shown on bills or vouchers. In column (k), provide revenues from demand charges related to the billing demand reported in column (h). In column (l), provide revenues from energy charges related to the amount of energy transferred. In column (m), provide the total revenues from all other charges on bills or vouchers rendered, including out of period adjustments. Explain in a footnote all components of the amount shown in column (m). Report in column (n) the total charge shown on bills rendered to the entity listed in column (a). If no monetary settlement was made, enter zero ("0") in column (n). Provide a footnote explaining the nature of the nonmonetary settlement, including the amount and type of energy or service rendered.

10. Provide total amounts in columns (i) through (n) as the last line. Enter "TOTAL" in column (a) as the last line. The total amounts in columns (i) and (j) must be reported as Transmission Received and Delivered on page 401, lines 16 and 17, respectively.

11. Footnote entries and provide explanations following all required data.

REVENUE FROM TRANSMISSION OF ELECTRICITY FOR OTHERS

Demand Charges ($) (k)	Energy Charges ($) (l)	Other Charges ($) (m)	Total Revenues ($) (k + l + m) (n)	Line No.
N/A			$0	1
			0	2
			0	3
			0	4
			0	5
			0	6
			0	7
			0	8
			0	9
			0	10
			0	11
			0	12
			0	13
			0	14
			0	15
			0	16
$0	$0	$0	$0	17

Next Page is 332

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

TRANSMISSION OF ELECTRICITY BY OTHERS (Account 565)
(Including transactions referred to as "wheeling")

1. Report all transmission, i.e., wheeling, of electricity provided to respondent by other electric utilities, cooperatives, municipalities, or other public authorities during the year.
2. In column (a) report each company or public authority that provided transmission service. Provide the full name of the company; abbreviate if necessary, but do not truncate name or use acronyms. Explain in a footnote any ownership interest in or affiliation with the transmission service provider.
3. Provide in column (a) subheadings and classify transmission service purchased from other utilities as: "Delivered Power to Wheeler" or "Received Power from Wheeler."
4. Report in columns (b) and (c) the total megawatthours received and delivered by the provider of the transmission service.
5. In columns (d) through (g), report expenses as shown on bills or vouchers rendered to the respondent. In column (d), provide demand charges. In column (e), provide energy charges related to the amount of energy transferred. In column (f), provide the total of all other charges on bills or vouchers rendered to the respondent, including any out of period adjustments. Explain in a footnote all components of the amount shown in column (f). Report in column (g) the total charge shown on bills rendered to the respondent. If no monetary settlement was made, enter zero ("0") in column (g). Provide a footnote explaining the nature of the nonmonetary settlement, including the amount and type of energy or service rendered.
6. Enter "TOTAL" in column (a) as the last line. Provide a total amount in columns (b) through (g) as the last line. Energy provided by the respondent for the wheeler's transmission losses should be reported on the Electric Energy Account, page 401. If the respondent received power from the wheeler, energy provided to account for losses should be reported on line 19. Transmission By Others Losses, on page 401. Otherwise, losses should be reported on line 27, Total Energy Losses, page 401.
7. Footnote entries and provide explanations following all required data.

Line No.	Name of Company or Public Authority [Footnote Affiliations] (a)	TRANSFER OF ENERGY		EXPENSES FOR TRANSMISSION OF ELECTRICITY BY OTHERS			
		Megawatthours Received (b)	Megawatthours Delivered (c)	Demand Charges ($) (d)	Energy Charges ($) (e)	Other Charges ($) (f)	Total Cost of Transmission ($) (g)
1	N/A						$0
2							0
3							0
4							0
5							0
6							0
7							0
8							0
9							0
10							0
11							0
12							0
13							0
14							0
15	From Insert Page						0
16	Total	0	0	$0	$0	$0	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

MISCELLANEOUS GENERAL EXPENSES (Account 930.2) (ELECTRIC and GAS)

Line No.	Description (a)	Amount (b)
1	Industry Association Dues	$0
2	Nuclear Power Research Expenses	
3	Other Experimental and General Research Expenses	
4	Publishing and Distributing Information and Reports to Stockholders; Trustee, Registrar, and Transfer Agent Fees and Expenses, and Other Expenses of Servicing Outstanding Securities of the Respondent	
5	Other Expenses (List items of $5,000 or more in this column showing the (1) purpose, (2) recipient and (3) amount of such items. Group amounts of less than $5,000 by classes if the number of items so grouped is shown).	
6	Electric	
7	N/A	
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24	Subtotal	0
25	Gas	
26	Other	5,076
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41	Subtotal	5,076
42	Other	
43	N/A	
44		
45		
46		
47		
48		
49		
50	Subtotal	0
51	Total	$5,076

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Accounts 403, 404, 405)
(Except amortization of acquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in section B the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
   Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of section C the type of plant included in any subaccounts used.
   In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional classifications and showing a composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
   For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification listed in column (a). If plant mortality studies are prepared to assist in estimating average service lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant.
   If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited-Term Electric Plant (Acct. 404) (c)	Amortization of Other Electric Plant (Acct. 405) (d)	Total (e)
1	Intangible Plant	N/A			$0
2	Steam Production Plant				0
3	Nuclear Production Plant				0
4	Hydraulic Production Plant-Conventional				0
5	Hydraulic Production Plant-Pumped Storage				0
6	Other Production Plant				0
7	Transmission Plant				0
8	Distribution Plant				0
9	General Plant				0
10	Common Plant-Electric				0
11	TOTAL	$0	$0	$0	$0

B. Basis for Amortization Charges

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. Rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12		N/A					
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Report the information specified below, in the order given, for the respective income deduction and interest charges accounts. Provide a subheading for each account and a total for the account. Additional columns may be added if deemed appropriate with respect to any account.

(a) Miscellaneous Amortization (Account 425)-Describe the nature of items included in this account, the contra account charged, the total of amortization charges for the year, and the period of amortization.

(b) Miscellaneous Income Deductions-Report the nature, payee, and amount of other income deductions for the year as required by Accounts 426.1, Donations; 426.2, Life Insurance; 426.3, Penalties; 426.4, Expenditures for Certain Civic, Political and Related Activities; and 426.5, Other Deductions, of the Uniform System of Accounts. Amounts of less than 5% of each account total for the year (or $1,000, whichever is greater) may be grouped by classes within the above accounts.

(c) Interest on Debt to Associated Companies (Account 430)-For each associated company to which interest on debt was incurred during the year, indicate the amount and interest rate respectively for (a) advances on notes, (b) advances on open account, (c) notes payable, (d) accounts payable, and (e) other debt, and total interest. Explain the nature of other debt on which interest was incurred during the year.

(d) Other Interest Expense (Account 431)-Report particulars (details) including the amount and interest rate for other interest charges incurred during the year.

Line No.	Item (a)	Amount (b)
1	Miscellaneous Amortization (Account 425)	
2	Amoritization of gas plant adjustment (30 year amoritization period)	17,472
3		
4		
5		
6		
7		
8		
9		
10	Total	$17,472
11	Donations (Account 426.1)	
12	Donations	$380
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41	Total	$380

If applicable, see insert pages below:

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Line No.	Item (a)	Amount (b)
1	Life Insurance (Account 426.2)	
2		
3		
4		
5		
6		
7	Total	$0
8	Penalties (Account 426.3)	
9		
10		
11		
12		
13		
14		
15	Total	$0
16	Expenditures for Certain Civic, Political, and Related Activities (Account 426.4)	
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		
49		
50		
51		
52	Total	$0

NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc. April 30, 2002 December 31, 2001

PARTICULARS CONCERNING CERTAIN INCOME DEDUCTIONS AND INTEREST CHARGES ACCOUNTS

Line No.	Item (a)	Amount (b)
1	Other Deductions (Account 426.5)	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15	Total	$0
16	Interest on Debt to Associated Companies (Account 430)	
17		
18		
19		
20		
21		
22		
23		
24		
25		
26	Total	$0
27	Other Interest Expense (Account 431)	
28	(Variable rate)	$126,488
29		
30		
31		
32		
33		
34		
35	Total	$126,488
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		
49		
50		
51		
52		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

REGULATORY COMMISSION EXPENSES FOR ELECTRIC AND GAS

1. Report particulars (details) of regulatory commission expenses incurred during the current year (or incurred in previous years, if being amortized) relating to formal cases before a regulatory body, or cases in which such a body was a party. Identify this expense as Electric, Gas or Common.

2. Report in columns (b) and (c) only the current year's expenses that are not deferred and the current year's amortization of amounts deferred in previous years.

Line No.	Description *(Furnish name of regulatory commission or body the docket or case number, and a description of the case.)* (a)	Assessed by Regulatory Commission (b)	Expenses of Utility (c)	Total Expenses for Current Year (b) + (c) (d)	Deferred in Account 182.3 Beginning of Year (e)
1	N/A				
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46	TOTAL	$0	$0	$0	$0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

REGULATORY COMMISSION EXPENSES FOR ELECTRIC AND GAS (Continued)

3. Show in column (k) any expenses incurred in prior years which are being amortized. List in column (a) the period of amortization.

4. List in column (f), (g), and (h) expenses incurred during year which were charged currently to income, plant, or other accounts.
5. Minor items (less than $25,000) may be grouped.

Expenses Incurred During Year				Amortized During Year			
Charged Currently to							
Department (f)	Account No. (g)	Amount (h)	Deferred to Account 182.3 (i)	Contra Account (j)	Amount (k)	Deferred in Account 182.3 End of Year (l)	Line No.
		N/A					1
							2
							3
							4
							5
							6
							7
							8
							9
							10
							11
							12
							13
							14
							15
							16
							17
							18
							19
							20
							21
							22
							23
							24
							25
							26
							27
							28
							29
							30
							31
							32
							33
							34
							35
							36
							37
							38
							39
							40
							41
							42
							43
							44
							45
		$0	$0		$0	$0	46

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Electric and Gas)

1. Describe and show below costs incurred and accounts charged during the year for technological research, development, and demonstration (R, D & D) project initiated, continued, or concluded during the year. Report also support given to others during the year for jointly-sponsored projects. (Identify recipient regardless of affiliation.) For any R, D & D work carried on by the respondent in which there is a sharing of costs with others, show separately the respondent's cost for the year and cost chargeable to others. (See definition of research, development, and demonstration in Uniform System of Accounts.)
2. Indicate in column (a) the applicable classification, as shown below. Classifications:

A. Electric and Gas R, D & D Performed Internally
- (1) Generation
  - a. Hydroelectric
    - i. Recreation, fish, and wildlife
    - ii. Other hydroelectric
  - b. Fossil-fuel steam
  - c. Internal combustion or gas turbine
  - d. Nuclear
  - e. Unconventional generation
  - f. Siting and heat rejection
- (2) System Planning, Engineering and Operation
- (3) Transmission
  - a. Overhead
  - b. Underground
- (4) Distribution
- (5) Environment (other than equipment)
- (6) Other (Classify and include items in excess of $5,000.)
- (7) Total Cost Incurred

B. Electric and Gas R, D & D Performed Externally
- (1) Research Support to the Electrical Research Council or the Electric Power Research Institute

Line No.	Classification (a)	Description (b)
1	N/A	
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38	Total	

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

RESEARCH, DEVELOPMENT, AND DEMONSTRATION ACTIVITIES (Continued)

(2) Research Support to Edison Electric Institute
(3) Research Support to Nuclear Power Groups
(4) Research Support to Others (Classify)
(5) Total Cost Incurred

3. Include in column (c) all R, D & D items performed internally and in column (d) those items performed outside the company costing $5,000 or more, briefly describing the specific area of R, D & D (such as safety, corrosion control, pollution, automation, measurement, insulation, type of appliance, etc.). Group items under $5,000 by classifications and indicate the number of items grouped. Under Other, (A.(6) and B.(4)) classify items by type of R, D & D activity.

4. Show in column (e) the account number charged with expenses during the year or the account to which amounts were capitalized during the year, listing Account 107, Construction Work in Progress, first. Show in column (f) the amounts related to the account charged in column (e).

5. Show in column (g) the total unamortized accumulation of costs of projects. This total must equal the balance in Account 188, Research, Development, and Demonstration Expenditures, Outstanding at the end of the year.

6. If costs have not been segregated for R, D & D activities or projects, submit estimates for columns (c), (d), and (f) with such amounts identified by "Est."

7. Report separately research and related testing facilities operated by the respondent.

Costs Incurred Internally Current Year (c)	Costs Incurred Externally Current Year (d)	AMOUNTS CHARGED IN CURRENT YEAR Account (e)	Amount (f)	Unamortized Accumulation (g)	Line No.
	N/A		0		1
			0		2
			0		3
			0		4
			0		5
			0		6
			0		7
			0		8
			0		9
			0		10
			0		11
			0		12
			0		13
			0		14
			0		15
			0		16
			0		17
			0		18
			0		19
			0		20
			0		21
			0		22
			0		23
			0		24
			0		25
			0		26
			0		27
			0		28
			0		29
			0		30
			0		31
			0		32
			0		33
			0		34
			0		35
			0		36
			0		37
$0	$0		$0	$0	38

If applicable, see insert pages below:

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

COMMON UTILITY PLANT AND EXPENSES

1. Describe the property carried in the utility's accounts as common utility plant and show the book cost of such plant at end of year classified by accounts as provided by Plant Instruction 13, Common Utility Plant, of the Uniform System of Accounts. Also show the allocation of such plant costs to the respective departments using the common utility plant and explain the basis of allocation used, giving the allocation factors.
2. Furnish the accumulated provisions for depreciation and amortization at end of year, showing the amounts and classifications of such accumulated provisions, and amounts allocated to utility departments using the common utility plant to which such accumulated provisions relate, including explanation of basis of allocation and factors used.
3. Give for the year the expenses of operation, maintenance, rents, depreciation, and amortization for common utility plant classified by accounts as provided by the Uniform System of Accounts. Show the allocation of such expenses to the departments using the common utility plant to which such expenses are related. Explain the basis of allocation used and give the factors of allocation.
4. Give date of approval by the Commission for use of the common utility plant classification and reference to order of the Commission or other authorization.

Acct. No.	Item	Beginning Balance	Additions	Retirements	Transfers	Ending Balance
301	Organization					$0
302	Franchises & Consents					0
303	Miscellaneous Intangible Plant					
	Total Intangible Plant	0	0	0	0	0
	Other (Specify)					
	Total Other	0	0	0	0	0
389	Land & Land Rights					0
390	Structures & Improvements					0
391	Office Furniture & Equipment					0
392	Transportation Equipment					0
393	Stores Equipment					0
394	Tools, Shop & Garage Equipmt.					0
395	Laboratory Equip					0
396	Power Operated Equipment					0
397	Communication Equipment					0
398	Misc. Equipment					0
399	Other Tangible Property					
	Total General Plant	0	0	0	0	0
	Total Common Utility Plant	$0	$0	$0	$0	$0

Departmental Allocation of Common Items

COMMON UTILITY PLANT AND EXPENSES (CONTINUED)

RESERVE FOR DEPRECIATION OF COMMON UTILITY PLANT

Balance January 1, 2000	
Depreciation and Amortization Provisions for year charged to:	
Depreciation - Electric	
Depreciation - Gas	
Amortization - Electric	
Amortization - Gas	
Transportation - Clearing Account	
Total Depreciation and Amortization Provisions	0
Net Charges for Plant Retired:	
Book Cost of Plant Retired	
Cost of Removal	
Salvage (Credit)	
Net Charges for Plant Retired	0
Other Debit or Credit Items:	
Net increase in Retirement Work in Progress	
Transfer of Provisions to Electric Department	
Accum. Amortization-Limited Term Property-Johnson Bldg.	
Balance December 31, 2000	$0

Common Utility Expenses and Departmental Allocation

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

ELECTRIC ENERGY ACCOUNT

Report below the information called for concerning the disposition of electric energy generated, purchased, exchanged and wheeled during the year.

Line No.	Item (a)	Megawatthours (b)	Line No.	Item (a)	Megawatthours (b)
1	SOURCES OF ENERGY		21	DISPOSITION OF ENERGY	
2	Generation (Excluding Station Use):		22	Sales to Ultimate Consumers (Including Interdepartmental Sales)	
3	Steam	N/A			
4	Nuclear		23	Requirements Sales for Resale (See Instruction 4, page 311.)	
5	Hydro - Conventional				
6	Hydro - Pumped Storage		24	Non-Requirements Sales for Resale (See Instruction 4, page 311.)	
7	Other				
8	Less Energy for Pumping		25	Energy Furnished Without Charge	
9	Net Generation (Enter Total of lines 3 through 8)	0	26	y Used by the Company (Electric Department Only, Excluding Station Use)	
10	Purchases		27	Total Energy Losses	
11			28	TOTAL (Enter Total of Lines 22 Through 27)(MUST EQUAL LINE 20)	0
12	Received				
13	Delivered				
14	Net Exchanges (Line 12 minus line 13)	0			
15	Transmission for Other (Wheeling)				
16	Received				
17	Delivered				
18	Net Transmission for Other (Line 16 minus line 17)	0			
19	Transmission by Other Losses				
20	TOTAL (Enter Total of lines 9, 10, 14, 18 and 19)	0			

MONTHLY PEAKS AND OUTPUT

1. If the respondent has two or more power systems which are not physically integrated, furnish the required information for each non-integrated system.
2. Report in column (b) the system's energy output for each month such that the total on line 41 matches the total on line 20.
3. Report in column (c) a monthly breakdown of the Non-Requirements Sales for Resale reported on line 24. Include in the monthly amounts any energy losses associated with the sales so that the total of line 41 exceeds the amount on line 24 by the amount of losses incurred (or estimated) in making the Non-Requirements Sales for Resale.
4. Report in column (d) the system's monthly maximum megawatt load (60-minute integration) associated with the net energy for the system defined as the difference between columns (b) and (c).
5. Report in columns (e) and (f) the specified information for each monthly peak load reported in column (d).

Name of System:

Line No.	Month (a)	Total Monthly Energy (b)	Monthly Non-Requirements Sales for Resale & Associated Losses (c)	MONTHLY PEAK Megawatts (See Instruction 4) (d)	MONTHLY PEAK Day of Month (e)	MONTHLY PEAK Hour (f)
29	January					
30	February					
31	March					
32	April					
33	May					
34	June					
35	July					
36	August					
37	September					
38	October					
39	November					
40	December					
41	TOTAL	0	0			

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Report data for Plant in Service only.
2. Large plants are steam plants with installed capacity (name plate rating) of 25,000 Kw or more. Report on this page gas-turbine and internal combustion plants of 10,000 Kw or more, and nuclear plants.
3. Indicate by a footnote any plant leased or operated as a joint facility.
4. If net peak demand for 60 minutes is not available, give data which is available, specifying period.
5. If any employees attend more than one plant, report on line 11 the approximate average number of employees assignable to each plant.
6. If gas is used and purchased on a therm basis, report the Btu content of the gas and the quantity of fuel burned converted to Mcf.
7. Quantities of fuel burned (line 37) and average cost per unit of fuel burned (line 40) must be consistent with charges to expense accounts 501 and 547 (line 41) as shown on line 19.
8. If more than one fuel is burned in a plant, furnish only the composite heat rate for all fuels burned.

Line No.	Item (a)	Plant Name: (b)			Plant Name: (c)		
1	Kind of Plant (Steam, Internal Combustion, Gas Turbine or Nuclear)	N/A					
2	Type of Plant Construction (Conventional, Outdoor Boiler, Full Outdoor, Etc.)						
3	Year Originally Constructed						
4	Year Last Unit was Installed						
5	Total Installed Capacity (Maximum Generator Name Plate Ratings in MW)						
6	Net Peak Demand on Plant - MW (60 minutes)						
7	Plant Hours Connected to Load						
8	Net Continuous Plant Capability (Megawatts)						
9	When Not Limited by Condenser Water						
10	When Limited by Condenser Water						
11	Average Number of Employees						
12	Net Generation, Exclusive of Plant Use - KWh						
13	Cost of Plant: Land and Land Rights						
14	Structures and Improvements						
15	Equipment Costs						
16	Total Cost	$0			$0		
17	Cost per KW of Installed Capacity (Line 5)						
18	Production Expenses: Oper. Supr. & Engr.						
19	Fuel						
20	Coolants and Water (Nuclear Plants Only)						
21	Steam Expenses						
22	Steam From Other Sources						
23	Steam Transferred (Cr.)						
24	Electric Expenses						
25	Misc. Steam (or Nuclear) Power Expenses						
26	Rents						
27	Allowances						
28	Maintenance Supervision and Engineering						
29	Maintenance of Structures						
30	Maintenance of Boiler (or Reactor) Plant						
31	Maintenance of Electric Plant						
32	Maintenance of Misc. Steam (or Nuclear) Plant						
33	Total Production Expenses	$0			$0		
34	Expenses per Net KWh						
35	Fuel: Kind (Coal, Gas, Oil, or Nuclear)						
36	Unit: (Coal - tons of 2,000 lb.)(Oil - barrels of 42 gals.)(Gas - Mcf)(Nuclear - indicate)						
37	Quantity (Units) of Fuel Burned						
38	Avg. Heat Cont. of Fuel Burned (Btu per lb. of coal per gal. of oil, or per Mcf of gas)(Give unit if nuclear)						
39	Average Cost of Fuel per Unit, as Delivered f. o. b. Plant During Year						
40	Average Cost of Fuel per Unit Burned						
41	Avg. Cost of Fuel Burned per Million Btu						
42	Avg. Cost of Fuel Burned per KWh Net Gen.						
43	Average Btu per KWh Net Generation						

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

STEAM-ELECTRIC GENERATING PLANT STATISTICS (Large Plants) (Continued)

9. Items under Cost of Plant are based on U. S. of A. accounts. Production expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses classified as Other Power Supply Expenses.
10. For IC and GT plants, report Operating Expenses, Account Nos. 548 and 549 on line 24 "Electric Expenses," and Maintenance Account Nos. 553 and 554 on line 31 "Maintenance of Electric Plant." Indicate plants designed for peak load service. Designate automatically operated plants.
11. For a plant equipped with combinations of fossil fuel steam, nuclear steam, hydro, internal combustion or gas-turbine equipment, report each as a separate plant. However, if a gas-turbine unit functions in a combined cycle operation with a conventional steam unit, include the gas-turbine with the steam plant.
12. If a nuclear power generating plant, briefly explain by footnote (a) accounting method for cost of power generated including any excess costs attributed to research and development; (b) types of cost units used for the various components of fuel cost; and (c) any other informative data concerning plant type, fuel used, fuel enrichment by type and quantity for the report period, and other physical and operating characteristics of the plant.

Plant Name: (d)	Plant Name: (e)	Plant Name: (f)	Line No.
N/A			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
$0	$0	$0	16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
$0	$0	$0	33
			34
			35
			36
			37
			38
			39
			40
			41
			42
			43

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants)

1. Large plants are hydro plants of 10,000 Kw or more of installed capacity (name plate ratings).
2. If any plant is leased, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. If licensed project, give project number.
3. If net peak demand for 60 minutes is not available, give that which is available, specifying period.
4. If a group of employees attends more than one generating plant, report on line 11 the approximate average number of employees assignable to each plant.

Line No.	Item (a)	FERC Licensed Project No. ____ Plant Name ____ (b)	FERC Licensed Project No. ____ Plant Name ____ (c)
1	Kind of Plant (Run-of-River or Storage)	N/A	
2	Type of Plant Construction (Conventional or Outdoor)		
3	Year Originally Constructed		
4	Year Last Unit was Installed		
5	Total Installed Capacity (Generator Name Plate Ratings in MW)		
6	Net Peak Demand on Plant - Megawatts (60 minutes)		
7	Plant Hours Connected to Load		
8	Net Plant Capability (In megawatts)		
9	(a) Under the Most Favorable Oper. Conditions		
10	(b) Under the Most Adverse Oper. Conditions		
11	Average Number of Employees		
12	Net Generation, Exclusive of Plant Use - KWh		
13	Cost of Plant:		
14	Land and Land Rights		
15	Structures and Improvements		
16	Reservoirs, Dams, and Waterways		
17	Equipment Costs		
18	Roads, Railroads and Bridges		
19	Total Cost (Enter Total of lines 14 thru 18)	$0	$0
20	Cost per KW of Installed Capacity (Line 5)		
21	Production Expenses:		
22	Operation Supervision and Engineering		
23	Water for Power		
24	Hydraulic Expenses		
25	Electric Expenses		
26	Misc. Hydraulic Power Generation Expenses		
27	Rents		
28	Maintenance Supervision and Engineering		
29	Maintenance of Structures		
30	Maintenance of Reservoirs, Dams, and Waterways		
31	Maintenance of Electric Plant		
32	Maintenance of Misc. Hydraulic Plant		
33	Total Production Expenses (Total lines 22 thru 32)	$0	$0
34	Expenses per Net KWh		

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

HYDROELECTRIC GENERATING PLANT STATISTICS (Large Plants) (Continued)

5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."

6. Report as a separate plant any plant equipped with combinations of steam, hydro, internal combustion engine, or gas turbine equipment.

FERC Licensed Project No. ______ Plant Name ______ (d)	FERC Licensed Project No. ______ Plant Name ______ (e)	FERC Licensed Project No. ______ Plant Name ______ (f)	Line No.
N/A			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
$0	$0	$0	19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
$0	$0	$0	33
			34

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants)

1. Large plants and pumped storage plants of 10,000 Kw or more of installed capacity (name plate ratings).
2. If any plant is leased, operated under a license from the Federal Energy Regulatory Commission, or operated as a joint facility, indicate such facts in a footnote. Give project number.
3. If net peak demand for 60 minutes is not available, give that which is available, specifying period.
4. If a group of employees attends more than one generating plant, report on line 8 the approximate average number of employees assignable to each plant.
5. The items under Cost of Plant represent accounts or combinations of accounts prescribed by the Uniform System of Accounts. Production Expenses do not include Purchased Power, System Control and Load Dispatching, and Other Expenses classified as "Other Power Supply Expenses."

Line No.	Item (a)	FERC Licensed Project No. ______ Plant Name ________________ (b)
1	Type of Plant Construction (Conventional or Outdoor)	N/A
2	Year Originally Constructed	
3	Year Last Unit was Installed	
4	Total Installed Capacity (Generator Name Plate Ratings in MW)	
5	Net Peak Demand on Plant - Megawatts (60 minutes)	
6	Plant Hours Connected to Load While Generating	
7	Net Plant Capability (In megawatts)	
8	Average Number of Employees	
9	Generation, Exclusive of Plant Use - KWh	
10	Energy Used for Plumbing - KWh	
11	Net Output for Load (line 9 minus line 10) - KWh	
12	Cost of Plant:	
13	Land and Land Rights	
14	Structures and Improvements	
15	Reservoirs, Dams, and Waterways	
16	Water Wheels, Turbines, and Generators	
17	Accessory Electric Equipment	
18	Miscellaneous Powerplant Equipment	
19	Roads, Railroads and Bridges	
20	Total Cost (Enter Total of lines 13 thru 19)	
21	Cost per KW of Installed Capacity (line 20 / line 4)	
22	Production Expenses	
23	Operation Supervision and Engineering	
24	Water for Power	
25	Pumped Storage Expenses	
26	Electric Expenses	
27	Miscellaneous Pumped Storage Power Generation Expenses	
28	Rents	
29	Maintenance Supervision and Engineering	
30	Maintenance of Structures	
31	Maintenance of Reservoirs, Dams, and Waterways	
32	Maintenance of Electric Plant	
33	Maintenance of Misc. Pumped Storage Plant	
34	Production Exp. Before Pumping Exp. (Enter Total lines 23 thru 33)	
35	Pumping Expenses	
36	Total Production Expenses (Enter Total of lines 34 and 35)	
37	Expenses per Net KWh (Enter result of line 36 divided by line 9)	

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

PUMPED STORAGE GENERATING PLANT STATISTICS (Large Plants) (Continued)

6. Pumping energy (line 10) is that energy measured as input to the plant for pumping purposes.
7. Include on line 35 the cost of energy used in pumping into the storage reservoir. When this item cannot be accurately computed, leave lines 35, 36 and 37 blank and describe at the bottom of the schedule the company's principal sources of pumping power, the estimated amounts of energy from each station or other source that individually provides more than 10 percent of the total energy used for pumping, and production expenses per net MWH as reported herein for each source described. Group together stations and other sources which individually provide less than 10 percent of total pumping energy. If contracts are made with others to purchase power for pumping, give the supplier, contract number, and date of contract.

FERC Licensed Project No. ______ Plant Name ______________ (c)	FERC Licensed Project No. ______ Plant Name ______________ (d)	FERC Licensed Project No. ______ Plant Name ______________ (e)	Line No.
N/A			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22
			23
			24
			25
			26
			27
			28
			29
			30
			31
			32
			33
			34
			35
			36
			37

Name of Respondent	This Report is:	Date of Report	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [x] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) April 30, 2002	December 31, 2001

GENERATING PLANT STATISTICS (Small Plants)(Continued)

3. List plants appropriately under subheadings for steam, hydro, nuclear, internal combustion and gas turbine plants. For nuclear, see instruction 11, page 403.
4. If net peak demand for 60 minutes is not available, give that which is available, specifying period.
5. If any plant is equipped with combinations of steam, hydro, internal combustion or gas turbine equipment, report each as a separate plant. However, if the exhaust heat from the gas turbine is utilized in a steam turbine regenerative feed water cycle, or for preheated combustion air in a boiler, report as one plant.

Plant Cost Per MW Inst Capacity (g)	Production Expenses: Operation Exc'l. Fuel (h)	Production Expenses: Fuel (i)	Production Expenses: Maintenance (j)	Kind of Fuel (k)	Fuel Cost (In cents per million Btu) (l)	Line No.
N/A						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
						40
						41
						42
						43
						44
						45
						46

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report April 30, 2002	Year of Report December 31, 2001

TRANSMISSION LINE STATISTICS

1. Report information concerning transmission lines, cost of lines, and expenses for year. List each transmission line having nominal voltage of 132 kilovolts or greater. Report transmission lines below these voltages in group totals only for each voltage.
2. Transmission lines include all lines covered by the definition of transmission system plant as given in the Uniform System of Accounts. Do not report substation costs and expenses on this page.
3. Report data by individual lines for all voltages if so required by a State commission.
4. Exclude from this page any transmission lines for which plant costs are included in Account 121, Nonutility Property.
5. Indicate whether the type of supporting structure reported in column (e) is: (1) single pole, wood or steel; (2) H-frame, wood, or steel poles; (3) tower; or (4) underground construction. If a transmission line has more than one type of supporting structure, indicate the mileage of each type of construction by the use of brackets and extra lines. Minor portions of a transmission line of a different type of construction need not be distinguished from the remainder of the line.
6. Report in columns (f) and (g) the total pole miles of each transmission line. Show in column (f) the pole miles of line on structures the cost of which is reported for the line designated; conversely, show in column (g) the pole miles of line on structures the cost of which is reported for another line. Report pole miles of line on leased or partly owned structures in column (g). In a footnote, explain the basis of such occupancy and state whether expenses with respect to such structures are included in the expenses reported for the line designated.

Line No.	Designation		Voltage (KV) *(Indicate where other than 60 cycle, 3 phase)*		Type of Supporting Structure	Length (Pole Miles) *(In the case of underground lines, report circuit miles)*		Number of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structures of Line Designated (f)	On Structures of Another Line (g)	(h)
1	N/A							
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36					Total	0	0	0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

TRANSMISSION LINE STATISTICS (Continued)

7. Do not report the same transmission line structure twice. Report lower voltage lines and higher voltage lines as one line. Designate in a footnote if you do not include lower voltage lines with higher voltage lines. If two or more transmission line structures support lines of the same voltage, report the pole miles of the primary structure in column (f) and the pole miles of the other line(s) in column (g).
8. Designate any transmission line or portion thereof for which the respondent is not the sole owner. If such property is leased from another company, give name of lessor, date and terms of lease, and amount of rent for year. For any transmission line other than a leased line, or portion thereof, for which the respondent is not the sole owner but which the respondent operates or shares in the operation of, furnish a succinct statement explaining the arrangement and giving particulars (details) of such matters as percent ownership by respondent in the line, name of co-owner, basis of sharing expenses of the line, and how the expenses borne by the respondent are accounted for, and accounts affected. Specify whether lessor, co-owner, or other party is an associated company.
9. Designate any transmission line leased to another company and give name of lessee, date and terms of lease, annual rent for year, and how determined. Specify whether lessee is an associated company.
10. Base the plant cost figures called for in columns (j) to (l) on the book cost at end of year.

Size of Conductor and Material	Cost of Line (*Include in column (j) land, land rights, and clearing right-of-way*)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land	Construction and Other Costs	Total Cost	Operation Expenses	Maintenance Expenses	Rents	Total Expenses	
(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	
N/A			$0				$0	1
			0				0	2
			0				0	3
			0				0	4
			0				0	5
			0				0	6
			0				0	7
			0				0	8
			0				0	9
			0				0	10
			0				0	11
			0				0	12
			0				0	13
			0				0	14
			0				0	15
			0				0	16
			0				0	17
			0				0	18
			0				0	19
			0				0	20
			0				0	21
			0				0	22
			0				0	23
			0				0	24
			0				0	25
			0				0	26
			0				0	27
			0				0	28
			0				0	29
			0				0	30
			0				0	31
			0				0	32
			0				0	33
			0				0	34
			0				0	35
	$0	$0	$0	$0	$0	$0	$0	36

If applicable, see insert pages below

TRANSMISSION LINE STATISTICS (Continued)

Line No.	Designation		Voltage (KV) (Indicate where other than 60 cycle, 3 phase)		Type of Supporting Structure	Length (Pole Miles) (In the case of underground lines, report circuit miles)		Number of Circuits
	From (a)	To (b)	Operating (c)	Designed (d)	(e)	On Structures of Line Designated (f)	On Structures of Another Line (g)	(h)
1	N/A							
2								
3								
4								
5								
6								
7								
8								
9								
10								
11								
12								
13								
14								
15								
16								
17								
18								
19								
20								
21								
22								
23								
24								
25								
26								
27								
28								
29								
30								
31								
32								
33								
34								
35								
36								
37								
38								
39								
40								
41								
42								
43								
44								
45								
46								
47								
48								
49								
50								
51								
52								
53					Total	0	0	0

TRANSMISSION LINE STATISTICS (Continued)

Size of Conductor and Material	Cost of Line (*Include in column (j) land, land rights, and clearing right-of-way*)			EXPENSES, EXCEPT DEPRECIATION AND TAXES				Line No.
	Land	Construction and Other Costs	Total Cost	Operation Expenses	Maintenance Expenses	Rents	Total Expenses	
(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	
N/A			0				0	1
			0				0	2
			0				0	3
			0				0	4
			0				0	5
			0				0	6
			0				0	7
			0				0	8
			0				0	9
			0				0	10
			0				0	11
			0				0	12
			0				0	13
			0				0	14
			0				0	15
			0				0	16
			0				0	17
			0				0	18
			0				0	19
			0				0	20
			0				0	21
			0				0	22
			0				0	23
			0				0	24
			0				0	25
			0				0	26
			0				0	27
			0				0	28
			0				0	29
			0				0	30
			0				0	31
			0				0	32
			0				0	33
			0				0	34
			0				0	35
			0				0	36
			0				0	37
			0				0	38
			0				0	39
			0				0	40
			0				0	41
			0				0	42
			0				0	43
			0				0	44
			0				0	45
			0				0	46
			0				0	47
			0				0	48
			0				0	49
			0				0	50
			0				0	51
			0				0	52
	0	0	0	0	0	0	0	53

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

TRANSMISSION LINES ADDED DURING YEAR

1. Report below the information called for concerning transmission lines added or altered during the year. It is not necessary to report minor revisions of lines.
2. Provide separate subheadings for overhead and underground construction and show each transmission line separately. If actual costs of completed construction are not readily available for reporting columns (l) and (o), it is permissible to report in these columns the estimated final completion

Line No.	LINE DESIGNATION		Line Length in Miles	SUPPORTING STRUCTURE		CIRCUITS PER STRUCTURE	
	From (a)	To (b)	(c)	Type (d)	Average Number per Miles (e)	Present (f)	Ultimate (g)
1	N/A						
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44	Total		0			0	0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

TRANSMISSION LINES ADDED DURING YEAR (Continued)

costs. Designate, however, if estimated amounts are reported. Include costs of Clearing Land and Rights-of-Way, and Roads and Trails, in column (l) with appropriate footnote, and costs of Underground Conduit in column (m).

3. If design voltage differs from operating voltage, indicate such fact by footnote; also where line is other than 60 cycle, 3 phase, indicate such other characteristic.

Conductors			Voltage KV (Operating)	Line Cost				Line No.
Size (h)	Specifications (i)	Configuration and Spacing (j)	(k)	Land and Land Rights (l)	Poles, Towers, and Fixtures (m)	Conductors and Device (n)	Total (o)	
N/A							$0	1
							0	2
							0	3
							0	4
							0	5
							0	6
							0	7
							0	8
							0	9
							0	10
							0	11
							0	12
							0	13
							0	14
							0	15
							0	16
							0	17
							0	18
							0	19
							0	20
							0	21
							0	22
							0	23
							0	24
							0	25
							0	26
							0	27
							0	28
							0	29
							0	30
							0	31
							0	32
							0	33
							0	34
							0	35
							0	36
							0	37
							0	38
							0	39
							0	40
							0	41
							0	42
							0	43
				$0	$0	$0	$0	44

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

SUBSTATIONS

1. Report below the information called for concerning substations of the respondent as of the end of the year.
2. Substations which serve only one industrial or street railway customer should not be listed below.
3. Substations with capacities of less than 10 MVa, except those serving customers with energy for resale, may be grouped according to functional character, but the number of such substations must be shown.
4. Indicate in column (b) the functional character of each substation, designating whether transmission or distribution and whether attended or unattended. At the end of the page, summarize according to function the capacities reported for the individual stations in column (f).

Line No.	Name and Location of Substation	Character of Substation	VOLTAGE (In MVa)		
			Primary	Secondary	Tertiary
	(a)	(b)	(c)	(d)	(e)
1	N/A				
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

SUBSTATIONS (Continued)

5. Show in columns (i), (j), and (k) special equipment such as rotary converters, rectifiers, condensers, etc. and auxiliary equipment for increasing capacity.
6. Designate substations or major items of equipment leased from others, jointly owned with others, or operated otherwise than by reason of sole ownership by the respondent. For any substation or equipment operated under lease, give name of lessor, date and period of lease, and annual rent. For any substation or equipment operated other than by reason of sole ownership or lease, give name of co-owner or other party, explain basis of sharing expenses or other accounting between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Capacity of Substation (In Service) (In MVa)	Number of Trans-formers in Service	Number of Spare Trans-formers	CONVERSION APPARATUS AND SPECIAL EQUIPMENT			Line No.
			Type of Equipment	Number of Units	Total Capacity (in MVa)	
(f)	(g)	(h)	(i)	(j)	(k)	
N/A						1
						2
						3
						4
						5
						6
						7
						8
						9
						10
						11
						12
						13
						14
						15
						16
						17
						18
						19
						20
						21
						22
						23
						24
						25
						26
						27
						28
						29
						30
						31
						32
						33
						34
						35
						36
						37
						38
						39
	0	0		0	0	40

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [x] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

ELECTRIC DISTRIBUTION METERS AND LINE TRANSFORMERS

1. Report below the information called for concerning distribution watt-hour meters and line transformers.
2. Include watt-hour demand distribution meters, but not external demand meters.
3. Show in a footnote the number of distribution watt-hour meters or line transformers held by the respondent under lease from others, jointly owned with others, or held otherwise than by reason of sole ownership by the respondent. If 500 or more meters or line transformers are held under a lease, give name of lessor, date and period of lease, and annual rent. If 500 or more meters or line transformers are held other than by reason of sole ownership or lease, give name of co-owner or other parties, explain basis of accounting for expenses between the parties, and state amounts and accounts affected in respondent's books of account. Specify in each case whether lessor, co-owner, or other party is an associated company.

Line No.	Item (a)	Number of Watt-Hour Meters (b)	LINE TRANSFORMERS Number (c)	LINE TRANSFORMERS Total Capacity (In MVa) (d)
1	Number at Beginning of Year	N/A		
2	Additions During Year			
3	Purchases			
4	Associated with Utility Plant Acquired			
5	TOTAL Additions (Enter Total of Lines 3 and 4)	0	0	0
6	Reductions During Year			
7	Retirements			
8	Associated with Utility Plant Sold			
9	TOTAL Reductions (Enter Total of Lines 7 and 8)	0	0	0
10	Number at End of Year (Lines 1 + 5 - 9)	0	0	0
11	In Stock			
12	Locked Meters on Customers' Premises			
13	Inactive Transformers on System			
14	In Customers' Use			
15	In Company's Use			
16	TOTAL End of Year (Enter Total of lines 11 to 15. This line should equal line 10.)	0	0	0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

ENVIRONMENTAL PROTECTION FACILITIES

1. For purposes of this response, environmental protection facilities shall be defined as any building, structure, equipment, facility, or improvement designed and constructed solely for control, reduction, prevention or abatement of discharges or releases into the environment of gaseous, liquid or solid substances, heat, noise or for the control, reduction, prevention, or abatement of any other adverse impact of an activity on the environment.

2. Report the differences in cost of facilities installed for environmental considerations over the cost of alternative facilities which would otherwise be used without environmental considerations. Use the best engineering design achievable without environmental restrictions as the basis for determining costs without environmental considerations. It is not intended that special design studies be made for purposes of this response. Base the response on the best engineering judgment where direct comparisons are not available.

Include in these differences in costs the costs or estimated costs of environmental protection facilities in service, constructed or modified in connection with the production, transmission, and distribution of electrical energy and shall be reported herein for all such environmental facilities placed in service on or after January 1, 1969, so long as it is readily determinable that such facilities were constructed or modified for environmental rather than operational purposes. Also report similar expenditures for environmental plant included in construction work in progress. Estimate the cost of facilities when the original cost is not available or facilities are jointly owned with another utility, provided the respondent explains the basis of such estimations.

Examples of these costs would include a portion of the costs of tall smokestacks, underground lines, and landscaped substations. Explain such costs in a footnote.

3. In the cost of facilities reported on this page, include an estimated portion of the cost of plant that is or will be used to provide power to operate associated environmental protection facilities. These costs may be estimations on a percentage of plant basis. Explain such estimations in a footnote.

4. Report all costs under the major classifications provided below and include, as a minimum, the items listed hereunder:

A. Air pollution control facilities:
   (1) Scrubbers, precipitators, tall smokestacks, etc.
   (2) Changes necessary to accommodate use of environmentally clean fuels such as low ash or low sulfur fuels including storage and handling equipment
   (3) Monitoring equipment
   (4) Other.

B. Water pollution control facilities:
   (1) Cooling towers, ponds, piping, pumps, etc.
   (2) Waste water treatment equipment
   (3) Sanitary waste disposal equipment
   (4) Oil interceptors
   (5) Sediment control facilities
   (6) Monitoring equipment
   (7) Other.

C. Solid waste disposal costs:
   (1) Ash handling and disposal equipment
   (2) Land
   (3) Settling ponds
   (4) Other.

D. Noise abatement equipment:
   (1) Structures
   (2) Mufflers
   (3) Sound proofing equipment
   (4) Monitoring equipment
   (5) Other.

E. Esthetic costs:
   (1) Architectural costs
   (2) Towers
   (3) Underground lines
   (4) Landscaping
   (5) Other.

F. Additional plant capacity necessary due to restricted output from existing facilities, or addition of pollution control facilities.

G. Miscellaneous:
   (1) Preparation of environmental reports
   (2) Fish and wildlife plants included in Accounts 330, 331, 332, and 335.
   (3) Parks and related facilities
   (4) Other.

5. In those instances when costs are composites of both actual supportable costs and estimates of costs, specify in column (f) the actual costs that are included in column (e).

6. Report construction work in progress relating to environmental facilities at line 9.

Line No.	Classification of Cost (a)	CHANGES DURING YEAR Additions (b)	Retirements (c)	Adjustments (d)	Balance at End of Year (e)	Actual Cost (f)
1	Air Pollution Control Facilities	N/A				
2	Water Pollution Control Facilities					
3	Solid Waste Disposal Costs					
4	Noise Abatement Equipment					
5	Esthetic Costs					
6	Additional Plant Capacity					
7	Miscellaneous (Identify significant)					
8	TOTAL (Total of lines 1 thru 7)	0	0	0	0	0
9	Construction Work in Progress					

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

ENVIRONMENTAL PROTECTION EXPENSES

1. Show below expenses incurred in connection with the use of environmental protection facilities, the cost of which are reported on page 430. Where it is necessary that allocations and/or estimates of costs be made, state the basis or method used.
2. Include below the costs incurred due to the operation of environmental protection equipment, facilities, and programs.
3. Report expenses under the subheadings listed below.
4. Under item 6 report the difference in cost between environmentally clean fuels and the alternative fuels that would otherwise be used and are available for use.
5. Under item 7 include the cost of replacement power, purchased or generated, to compensate for the deficiency in output from existing plants due to the addition of pollution control equipment, use of alternate environmentally preferable fuels or environmental regulations of governmental bodies. Base the price of replacement power purchased on the average system price of purchased power if the actual cost of such replacement power is not known. Price internally generated replacement power at the system average cost of power generated if the actual cost of specific replacement generation is not known.
6. Under item 8 include ad valorem and other taxes assessed directly on or directly relatable to environmental facilities. Also include under item 8 licensing and similar fees on such facilities.
7. In those instances where expenses are composed of both actual supportable data and estimates of costs, specify in column (c) the actual expenses that are included in column (b).

Line No.	Classification of Expenses (a)	Amount (b)	Actual Expenses (c)
1	Depreciation	N/A	
2	Labor, Maintenance, Materials, and Supplies Cost Related to Env. Facilities and Programs		
3	Fuel Related Costs		
4	Operation of Facilities		
5	Fly Ash and Sulfur Sludge Removal		
6	Difference in Cost of Environmentally Clean Fuels		
7	Replacement Power Costs		
8	Taxes and Fees		
9	Administrative and General		
10	Other (Identify significant)		
11	TOTAL	0	0

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, In	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

FOOTNOTE DATA

Page Number (a)	Item Number (b)	Column Number (c)	Comments (d)
			NONE

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	(1) [X] An Original (2) [ ] A Resubmission	April 30, 2002	December 31, 2001

DISTRIBUTION OF SALARIES AND WAGES

Report below the distribution of total salaries and wages for the year. Segregate amounts originally charged to clearing accounts to Utility Departments, Construction, Plant Removals, and Other Accounts, and enter such amounts in the appropriate lines and columns provided. In determining this segregation of salaries and wages originally charged to clearing accounts, a method of approximation giving substantially correct results may be used.

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll Charged for Clearing Accounts (c)	Total (d)
1	Electric			
2	Operation			
3	Production			
4	Transmission			
5	Distribution			
6	Customer Accounts			
7	Customer Service and Informational			
8	Sales			
9	Administrative and General			
10	TOTAL Operation (Enter Total of lines 3 thru 9)	0		
11	Maintenance			
12	Production			
13	Transmission			
14	Distribution			
15	Administrative and General			
16	TOTAL Maint. (Total of lines 12 thru 15)	0		
17	Total Operation and Maintenance			
18	Production (Enter Total of lines 3 and 12)	0		
19	Transmission (Enter Total of lines 4 and 13)	0		
20	Distribution (Enter Total of lines 5 and 14)	0		
21	Customer Accounts (Transcribe from line 6)	0		
22	Customer Service and Informational (Transcribe from line 7)	0		
23	Sales (Transcribe from line 8)	0		
24	Administrative and General (Enter Total of lines 9 and 15)	0		
25	TOTAL Oper. and Maint. (Total of lines 18 thru 24)	0		0
26	Gas			
27	Operation			
28	Production - Manufactured Gas			
29	Production - Natural Gas (Including Expl. and Dev.)			
30	Other Gas Supply			
31	Storage, LNG Terminaling and Processing			
32	Transmission			
33	Distribution	40,267		
34	Customer Accounts	25,633		
35	Customer Service and Informational			
36	Sales	0		
37	Administrative and General	14,999		
38	TOTAL Operation (Enter Total of lines 28 thru 37)	80,899		
39	Maintenance			
40	Production - Manufactured Gas			
41	Production - Nat. Gas			
42	Other Gas Supply			
43	Storage, LNG Terminaling and Processing			
44	Transmission			
45	Distribution	21,571		
46	Administrative and General			
47	TOTAL Maint. (Enter Total of lines 40 thru 46)	21,571		

Name of Respondent NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.	This Report is: (1) [x] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) April 30, 2002	Year of Report December 31, 2001

DISTRIBUTION OF SALARIES AND WAGES (Continued)

Line No.	Classification (a)	Direct Payroll Distribution (b)	Allocation of Payroll Charged for Clearing Accounts (c)	Total (d)
	Gas (Continued)			
48	Total Operation and Maintenance			
49	Production - Manufactured Gas (Enter Total of lines 28 and 40)	0		
50	Production - Nat. Gas (Including Expl. and Dev.) (Total of lines 29 and 41)	0		
51	Other Gas Supply (Enter Total of lines 30 and 42)	0		
52	Storage, LNG Terminaling and Processing (Total of lines 31 and 43)	0		
53	Transmission (Lines 32 and 44)	0		
54	Distribution (Lines 33 and 45)	61,838		
55	Customer Accounts (Line 34)	25,633		
56	Customer Service and Informational (Line 35)	0		
57	Sales (Line 36)	0		
58	Administrative and General (Lines 37 and 46)	14,999		
59	TOTAL Operation and Maint. (Total of lines 49 thru 58)	102,470	4,717	107,187
60	Other Utility Departments			0
61	Operation and Maintenance			0
62	TOTAL All Utility Dept. (Total of lines 25, 59, and 61)	102,470	4,717	107,187
63	Utility Plant			
64	Construction (By Utility Departments)			
65	Electric Plant			0
66	Gas Plant	7,426	342	7,768
67	Other			0
68	TOTAL Construction (Total of lines 65 thru 67)	7,426	342	7,768
69	Plant Removal (By Utility Departments)			
70	Electric Plant			0
71	Gas Plant	385	18	403
72	Other			0
73	TOTAL Plant Removal (Total of lines 70 thru 72)	385	18	403
74	Other Accounts (Specify):			
75				0
76				0
77				0
78				0
79				0
80				0
81				0
82				0
83				0
84				0
85				0
86				0
87				0
88				0
89				0
90				0
91				0
92				0
93				0
94				0
95	TOTAL Other Accounts	0	0	0
96	TOTAL SALARIES AND WAGES	110,281	5,076	115,358

For PSC Use Only (Do not include with Paper Copy of PSC Report)

STATE OF NEW YORK
Public Service Commission
5 Year Book Data - From FERC Form 1

NUI WAVERLY GAS - A DIVISION OF NUI Utilites, Inc.
December 31, 2001

COMPARATIVE BALANCE SHEET
ASSETS AND OTHER DEBITS

	Annual Report Source Page, Line (Column)	December 31, 2001
UTILITY PLANT		
Electric Utility Plant	Pg 200, L 13 (c); Pg 110, L 7 (d)	$0
Less Accum. Prov. For Deprec. & Amort.	Pg 200, L 14 (c); Pg 110, L 8 (d)	0
Net Electric Utility Plant	Formula	0
Gas Utility Plant	Pg 201, L 13 (d); Pg 110, L 12 (d)	2,994,453
Less Accum. Prov. For Deprec. & Amort.	Pg 201, L 14 (d)	1,195,384
Net Gas Utility Plant	Formula	1,799,069
Other Utility Plant	Formula	0
Less Accum. Prov. For Deprec. & Amort.	Formula	0
Net Other Utility Plant	Formula	0
Total Utility Plant	Pg 110, L 4, 7, 11, 12 (d)	2,994,453
Less Accum. Prov. For Deprec. & Amort.	Pg 110, L 5, 8 (d)	1,195,384
Net Total Utility Plant	Formula	1,799,069
OTHER PROPERTY AND INVESTMENTS		
Nonutility Property	Pg 110, L 14 (d)	0
Accum. Prov. For Deprec. & Amort.	Pg 110, L 15 (d) (-)	0
Investment in Associated Companies	Pg 110, L 16 (d)	0
Investment in Subsidiary Companies	Pg 110, L 17 (d)	0
Other Investments	Pg 110, L 20 (d)	0
Other Special Funds	Formula	0
Total Other Property and Investments	Pg 110, L 22 (d)	0
CURRENT AND ACCRUED ASSETS		
Cash	Pg 110, L 24 (d)	0
Special Deposits	Pg 110, L 25 (d)	0
Working Funds	Pg 110, L 26 (d)	0
Temporary Cash Investments	Pg 110, L 27 (d)	0
Notes Receivable	Pg 110, L 28 (d)	0
Accounts Receivable	Pg 110, L 29, 30 (d)	122,453
Accum. Prov. For Uncollectible Accts.	Pg 110, L 31 (d) (-)	(2,069)
Notes Receivable from Associated Cos.	Pg 110, L 32 (d)	0
Accounts Receivable from Assoc. Cos.	Pg 110, L 33 (d)	0
Materials and Supplies	Pg 110, L 34=>43 (d)	0
Gas Stored Underground - Current	Pg 110, L 44 (d)	0
Liquefied Natural Gas in Storage	Pg 110, L 45 (d)	0
Prepayments	Pg 110, L 46, 47 (d)	184,729
Interest and Dividends Receivable	Pg 110, L 48 (d)	0
Rents Receivable	Pg 110, L 49 (d)	0
Accrued Utility Revenue	Pg 110, L 50 (d)	22,195
Misc. Current and Accrued Assets	Pg 110, L 51 (d)	0
Total Current and Accrued Assets	Formula	327,308
DEFERRED DEBITS		
Unamort. Debt Expense	Pg 111, L 54 (d)	682
Extraordinary Property Losses	Pg 111, L 55=>56 (d)	0
Prelim. Survey and Investigation Charges	Pg 111, L 58, 59 (d)	0
Clearing Accounts	Pg 111, L 60 (d)	0
Temporary Facilities	Pg 111, L 61 (d)	0
Miscellaneous Deferred Debits	Pg 111, L 57, 62, 65, 67 (d)	81,305
Deferred Losses from Disp. of Utility Plant	Pg 111, L 63 (d)	0
Research and Development	Pg 111, L 64 (d)	0
Accumulated Deferred Income Taxes	Pg 111, L 66 (d)	31,800
Total Deferred Debits	Formula	113,788
Total Assets and Other Debits	Formula should = Pg 111, L 69 (d)	**$2,240,165**

COMPARATIVE BALANCE SHEET
LIABILITIES AND OTHER CREDITS

	Annual Report Source Page, Line (Column)	December 31, 2001
PROPRIETARY CAPITAL		
Common Stock Issued	Pg 112, L 2 (d)	0
Preferred Stock Issued	Pg 112, L 3 (d)	0
Capital Stock Subscribed	Pg 112, L 4 (d)	0
Stock Liability for Conversion	Pg 112, L 5 (d)	0
Premium on Capital Stock	Pg 112, L 6 (d)	0
Other Paid-in Capital	Pg 112, L 7 (d)	0
Installments Received on Capital Stock	Pg 112, L 8 (d)	0
Capital Stock Expense	Pg 112, L 9, 10 (d) (-)	0
Retained Earnings	Pg 112, L 11 (d)	(334,615)
Unapp Undistributed Subsidiary Earnings	Pg 112, L 12 (d)	0
Reacquired Capital Stock	Pg 112, L 13 (d) (-)	0
Total Proprietary Capital	Formula	(334,615)
LONG-TERM DEBT		
Bonds	Pg 112, L 16 (d)	0
Reaquired Bonds	Pg 112, L 17 (d) (-)	0
Advances from Associated Companies	Pg 112, L 18 (d)	0
Other Long-Term Debt	Pg 112, L 19 (d)	622,600
Unamortized Premium on Long-Term Debt	Pg 112, L 20 (d)	0
Unamortized Discount on Long-Term Debt-Debit	Pg 112, L 21 (d) (-)	0
Total Long-Term Debt	Formula	622,600
CURRENT AND ACCRUED LIABILITIES		
Notes Payable	Pg 112, L 32 (d)	1,489,133
Accounts Payable	Pg 112, L 33 (d)	2,265
Notes Payable to Associated Companies	Pg 112, L 34 (d)	0
Accounts Payable to Associated Companies	Pg 112, L 35 (d)	0
Customer Deposits	Pg 112, L 36 (d)	395
Taxes Accrued	Pg 112, L 37 (d)	(341,569)
Interest Accrued	Pg 112, L 38 (d)	18,472
Dividends Declared	Pg 112, L 39 (d)	0
Matured Long-Term Debt	Pg 112, L 40 (d)	0
Matured Interest	Pg 112, L 41 (d)	0
Tax Collections Payable	Pg 112, L 42 (d)	34,503
Misc. Current and Accrued Liabilities	Pg 112, L 43, 44 (d)	0
Total Current and Accrued Liabilities	Formula	1,203,197
DEFERRED CREDITS		
Customer Advances for Construction	Pg 113, L 47 (d)	0
Other Deferred Credits	Pg 113, L 50=>52 (d)	79,379
Accumulated Deferred Investment Tax Credits	Pg 113, L 48 (d)	23,064
Deferred Gains from Dispostion of Utility Plant	Pg 113, L 49 (d)	0
Accumulated Deferred Income Taxes	Pg 113, L 53 (d)	646,539
Total Deferred Credits	Formula	748,982
OPERATING RESERVES		
Property Insurance Reserve	Pg 112, L 25 (d)	0
Injuries and Damage Reserve	Pg 112, L 26 (d)	0
Pension and Benefits Reserve	Pg 112, L 27 (d)	0
Miscellaneous Operating Reserves	Pg 112, L 24, 28, 29 (d)	0
Total Operating Reserves	Formula	0
Total Liabilities and Other Credits	Formula should = Pg 113, L 68 (d)	**$2,240,165**

COMPARATIVE INCOME AND RETAINED EARNINGS STATEMENT
TOTAL UTILITY OPERATING INCOME

	Annual Report Source Page, Line (Column)	December 31, 2001
ELECTRIC OPERATING INCOME		
Operating Revenues	Pg 115, L 2 (e)	
Operating Expense:		
Operation Expense	Pg 115, L 4 (e)	0
Maintenance Expense	Pg 115, L 5 (e)	0
Depreciation Expense	Pg 115, L 6 (e)	0
Amort. and Depletion of Utility Plant	Pg 115, L 7 (e)	0
Amort. of Utility Plant Acq. Adj.	Pg 115, L 10+11-12 (e)	0
Amort of Property Losses	Pg 115, L 9 (e)	0
Amort of Conversion/Regulatory Expenses	Pg 115, L 8 (e)	0
Taxes Other than Income Taxes	Pg 115, L 13 (e)	0
Income Taxes	Pg 115, L 14=>16-17+18 (e)	0
Gains from Disposition of Util. Plant	Pg 115, L 19, 21 (e)	0
Losses from Disposition of Util. Plant	Pg 115, L 20, 22 (e)	0
Total Operating Expenses	Formula	0
Net Operating Revenues	Formula	0
Other Electric Utility Operating Income	No Entry	
Total Electric Utility Operating Income	Formula	0
GAS OPERATING INCOME		
Operating Revenues	Pg 115, L 2 (g)	1,938,961
Operating Expense:		
Operation Expense	Pg 115, L 4 (g)	2,590,076
Maintenance Expense	Pg 115, L 5 (g)	37,122
Depreciation Expense	Pg 115, L 6 (g)	84,515
Amort. and Depletion of Utility Plant	Pg 115, L 7 (g)	0
Amort. of Utility Plant Acq. Adj.	Pg 115, L 10+11-12 (g)	0
Amort of Property Losses	Pg 115, L 9 (g)	0
Amort of Conversion Expenses	Pg 115, L 8 (g)	0
Taxes Other than Income Taxes	Pg 115, L 13 (g)	120,336
Income Taxes	Pg 115, L 14=>16-17+18 (g)	(419,420)
Gains from Disposition of Util. Plant	Pg 115, L 19, 21 (g)	0
Losses from Disposition of Util. Plant	Pg 115, L 20, 22 (g)	0
Total Operating Expenses	Formula	2,412,629
Net Operating Revenues	Formula	(473,668)
Other Gas Utility Operating Income	No Entry	
Total Gas Utility Operating Income		(473,668)
Other Utility Operating Income	Pg 115, L 24 (i); Pg 116, L 24 (k), (m),	0
Total Utility Operating Income	Formula should = Pg 114, L 24 (c)	**($473,668)**

COMPARATIVE INCOME AND RETAINED EARNINGS STATEMENT
OTHER INCOME AND EXPENSES; INTEREST EXPENSE

	Annual Report Source Page, Line (Column)	December 31, 2001
OTHER INCOME		
Income - Merch., Jobbing & Contract Work	Pg 117, L 29-30 (c)	0
Income from Nonutility Operations	Pg 117, L 31-32 (c)	0
Nonoperating Rental Income	Pg 117, L 33 (c)	0
Equity in Earnings of Subsidiary Companies	Pg 117, L 34 (c)	0
Interest and Dividend Income	Pg 117, L 35 (c)	0
Allowance for Funds Used During Construction	Pg 117, L 36 (c)	0
Miscellaneous Nonoperating Income	Pg 117, L 37 (c)	0
Gain on Disposition of Property	Pg 117, L 38 (c)	2,998
Total Other Income	Formula	2,998
OTHER INCOME DEDUCTIONS		
Loss on Disposition of Property	Pg 117, L 41 (c)	0
Miscellaneous Amortization	Pg 117, L 42 (c)	17,472
Miscellaneous Income Deductions	Pg 117, L 43 (c)	380
Total Other Income Deductions	Formula	17,852
TAXES-OTHER INCOME AND DEDUCTIONS		
Taxes Other than Income Taxes	Pg 117, L 46 (c)	0
Income Taxes	Pg 117, L 47=>49-50+51-52 (c)	(6,068)
Total Taxes-Other Income & Deductions	Formula	(6,068)
Net Other Income and Deductions	Formula	(8,786)
INTEREST CHARGES		
Interest on Long-term Debt	Pg 117, L 56 (c)	1593
Amortization of Debt Discount and Expense	Pg 117, L 57+58-60 (c)	597
Amortization of Premium on Debt-Credit	Pg 117, L 59 (c)	0
Interest on Debt to Associated Company	Pg 117, L 61 (c)	0
Other Interest Expense	Pg 117, L 62-63 (c)	126,488
Total Interest Charges	Formula	128,678
Income Before Extraordinary Items	Formula	(611,132)
EXTRAORDINARY ITEMS		
Extraordinary Income	Pg 117, L 67 (c)	0
Extraordinary Deductions	Pg 117, L 68 (c)	0
Income Taxes, Extraordinary Items	Pg 117, L 70 (c)	0
Net Extraordinary Items	Formula	0
Net Income	Formula	**($611,132)**

RETAINED EARNINGS		
Unappropriated Retained Earnings (BOP)	Pg 118, L 1 (c)	$306,194
Balance Transferred from Income	Pg 118, L 16 (c)	(611,134)
Appropriations of Retained Earnings	Pg 118, L 22 (b)	0
Dividends Declared-Preferred Stock	Pg 118, L 29 (c) (-)	0
Dividends Declared-Common Stock	Pg 118, L 36 (c) (-)	29,675
Adjustments to Retained Earnings	Pg 118, L -9+15-37 (c)	0
Net Change to Unapp. Retained Earnings	Formula	-640809
Unappropriated Retained Earnings (EOP)	Formula	-334615
Appropriated Retained Earnings (EOP)	Pg 119, L 47 (b)	0
Total Retained Earnings	Formula should = Pg 119, L 48 (b)	**($334,615)**

CASH FLOW STATEMENT
OTHER INCOME AND EXPENSES; INTEREST EXPENSE

	Annual Report Source Page, Line (Column)	December 31, 2001
Cash Flows From Operating Activities		
Net Income	Pg 120, L 2 (b)	($611,134)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, Depletion & Amortization	Pg 120, L 4=>7 (b)	99,146
Deferred Taxes & ITCs	Pg 120, L 8, 9	129,212
Receivables and Inventory	Pg 120, L 10=>12 (b)	189,628
Payables and Accrued Expenses	Pg 120, L 13	(337,410)
Other Regulatory Assets (Net)	Pg 120, L 14. 15 (b)	171,853
Capitalized AFDUC - Equity	Pg 120, L 16 (b) (-)	0
Undistributed Earnings of Affiliates	Pg 120, L 17 (b) (-)	0
Other Adjustments	Pg 120, L 18 (b)	858,183
	Pg 120, L 19 (b)	(22,240)
	Pg 120, L 20, 21 (b)	0
Net Cash From Operating Activities	Formula	477,238
Cash Flows From Investing Activities		
Cash Outflows For Construction	Pg 120, L 34 (b)	(256,269)
Acquisition Of Other Non-Current Assets	Pg 120, L 36=>38 (b)	0
Investments in & Advances to Affiliates	Pg 120, L 39 (b)	0
Contributions & Advances from Affiliates	Pg 120, L 40 (b)	0
Net Proceeds - Sale Or Disposition Of:		
Property, Plant & Equipment	No Entry	
Investments In Affiliated Companies	Pg 120, L 42, 43 (b)	0
Investment Securities	Pg 120, L 44, 45 (b)	0
Other Current Assets & Liabilities	Pg 121. L 46=>48 (b)	0
Other Cash Flows - Investing Activities	Pg 121, L 49=>52 (b)	0
	Pg 121, L 53=>55 (b)	0
Net Cash From Investing Activities	Formula	(256,269)
Cash Flows From Financing Activities		
Net Proceeds (Payments) - Issuing & Retiring:		
Long-Term Debt	Pg 121, L 61, 64, 65, 73, 76, 77 (b)	0
Common Stock	Pg 121, L 63+75 (b)	0
Preferred Stock	Pg 121, L 62+74 (b)	0
Short-Term Debt	Pg 121, L 66, 78 (b)	(191,294)
Dividends Paid	Pg 121, L 80, 81 (b)	(29,675)
Other Cash Flows - Financing Activities	Pg 121, L (67=>69, 79) (b)	0
Net Cash From Financing Activities	Formula	(220,969)
Net Increase/(Decrease) In Cash & Equivalents	Formula	0
Cash & Equivalents At Beginning Of Year	Pg 121, L 88 (b)	0
Cash & Cash Equiv. At End Of Year	Formula should = Pg 121, L 90 (b)	**$0**

STATEMENT OF REVENUE AND OPERATION AND MAINTENANCE - ELECTRIC

	Annual Report Source Page, Line (Column)	December 31, 2001
ELECTRIC REVENUES		
Residential	Pg 300, L 2 (b)	N/A
Commercial	Pg 300, L 4 (b)	0
Industrial	Pg 300, L 5 (b)	0
Other Ultimate Customers	Pg 300, L 6=>9 (b)	0
Total Revenues-Ultimate Customers	Formula	0
Resales	Pg 300, L 11 (b)	0
Other Operating Revenues	Pg 300, L 26-13 (b)	0
Total Electric Operating Revenues	Formula should = Pg 300, L 27 (b)	$0
KWH SALES (THOUSANDS)		
Residential	Pg 301, L 2 (d)	N/A
Commercial	Pg 301, L 4 (d)	0
Industrial	Pg 301, L 5 (d)	0
Other Ultimate Customers	Pg 301, L 6=>9 (d)	0
Total Sales-Ultimate Customers	Formula	0
Resales	Pg 301, L 11 (d)	0
Total Kilowatt-Hour Sales	Formula should = Pg 301, L 14 (d)	0
AVERAGE ELECTRIC CUSTOMERS PER MONTH		
Residential	Pg 301, L 2 (f)	0
Commercial	Pg 301, L 4 (f)	0
Industrial	Pg 301, L 5 (f)	0
Other Ultimate Customers	Pg 301, L 6=>9 (f)	0
Total Ultimate Customers	Formula	0
Resales	Pg 301, L 11 (f)	0
Total Customers	Formula should = Pg 301, L 14 (f)	0

ELECTRIC OPERATING REVENUE RELATIONSHIP

Residential Sales		
Average Annual Bill Per Customer	Formula	#DIV/0!
Average KWH Consumption Per Customer	Formula	#DIV/0!
Average Revenue Per KWH Sold (Cents)	Formula	#DIV/0!
Commercial Sales		
Average Annual Bill Per Customer	Formula	#DIV/0!
Average KWH Consumption Per Customer	Formula	#DIV/0!
Average Revenue Per KWH Sold (Cents)	Formula	#DIV/0!
Industrial Sales		
Average Annual Bill Per Customer	Formula	#DIV/0!
Average KWH Consumption Per Customer	Formula	#DIV/0!
Average Revenue Per KWH Sold (Cents)	Formula	#DIV/0!

ELECTRIC OPERATION AND MAINTENANCE EXPENSES

Steam Power Expense	Pg 320, L 21 (b)	$0
Nuclear Power Expense	Pg 320, L 41 (b)	0
Hydraulic Power Expense	Pg 321, L 59 (b)	0
Other Power Generation Expense	Pg 321, L 74 (b)	0
Other Power Supply Expense	Pg 321, L 79 (b)	0
Total Power Production Expense	Formula	0
Transmission Expense	Pg 321, L 100 (b)	0
Distribution Expense	Pg 322, L 126 (b)	0
Customer Account Expense	Pg 322, L 134, 141 (b)	0
Sales Expense	Pg 322, L 148, (b)	0
Administrative and General	Pg 323, L 168 (b)	0
Total Operation & Maintenance Expense	Formula should = Pg 323, L 169 (b)	$0

DISTRIBUTION OF ELECTRIC REVENUES

	Annual Report Source Page, Line (Column)	December 31, 2001
Total Revenues	Formula	$0
Sales of Electricity (MWHs)	Formula	0
DOLLAR AMOUNTS		
Fuel and Purchased Power	Formula	$0
Wages and Benefits	Formula	0
Other Expenses	Formula	0
Depreciation & Amortization Expenses	Formula	0
Income Taxes-Operating	Formula	0
Other Taxes-Operating	Formula	0
Capital Costs	Formula Should = Pg 115, L 24 (e)	0
Total	Formula	$0
PERCENT OF REVENUE		
Fuel and Purchased Power	Formula	#DIV/0!
Wages and Benefits	Formula	#DIV/0!
Other Expenses	Formula	#DIV/0!
Depreciation & Amortization Expenses	Formula	#DIV/0!
Income Taxes-Operating	Formula	#DIV/0!
Other Taxes-Operating	Formula	#DIV/0!
Capital Costs	Formula	#DIV/0!
Total	Formula should = 100	#DIV/0!
CENTS PER KWH		
Fuel and Purchased Power	Formula	#DIV/0!
Wages and Benefits	Formula	#DIV/0!
Other Expenses	Formula	#DIV/0!
Depreciation & Amortization Expenses	Formula	#DIV/0!
Income Taxes-Operating	Formula	#DIV/0!
Other Taxes-Operating	Formula	#DIV/0!
Capital Costs	Formula	#DIV/0!
Total	Formula Should - L 1/2	#DIV/0!

Note: Includes Sales for Resale

Data Field Below

	Annual Report Source Page, Line (Column)	December 31, 2001
Fuel and Purchased Power		
Steam - Fuel	Pg 320, L 5 (b)	0
Nuclear - Fuel	Pg 320, L 25 (b)	0
Hydro - Water for Power	Pg 320, L 45 (b)	0
Other Power - Fuel	Pg 321, L 63 (b)	0
Purchased Power	Pg 321, L 76 (b)	0
Total Fuel and Purchased Power	Formula	0
-Fuel and PP related to Sales for Resale (Not Used)		
Fuel and PP - Ultimate Customers	Formula	0
Wages and Benefits		
Salaries	Pg 354, L 25 (d)	0
Pensions and Benefits	Pg 323, L 158 (b)	0
Total Wages and Benefits	Formula	0
Other Expenses		
Total O&M Expenses	Pg 323, L 169 (b)	0
-Total Fuel and PP	Formula	0
-Wages and Benefits	Formula	0
-Other Gains	Formula	0
+Other Losses	Formula	0
Other Expenses	Formula	0
Depreciation and Amortization		
Depreciation Exp	Formula	0
Amort & Depl of Utility Plant	Formula	0
Amort of Other Utility Plant	Formula	0
Amort of Property Losses	Formula	0
Amort of Conversion Expenses	Formula	0
Total Depre and Amort		0
Fuel and PP related to Sales for Resale (Not Used)		
Total Fuel and PP		0
divided by Total MWHs		0
Fuel Cost per KWH		
times Sales for Resale MWHs		0
Sales for Resale Fuel		0

COMPARATIVE STATEMENT OF UTILITY PLANT AND SELECTED RATIOS

	Annual Report Source Page, Line (Column)	December 31, 2001
	ELECTRIC UTILITY PLANT	
Intangible	Pg 205, L 5 (g)	0
Production		
Steam	Pg 205, L 15 (g)	0
Nuclear	Pg 205, L 23 (g)	0
Hydraulic	Pg 205, L 32 (g)	0
Other	Pg 207, L 42 (g)	0
Transmission	Pg 207, L 53 (g)	0
Distribution	Pg 207, L 69 (g)	0
General	Pg 207, L 83 (g)	0
Electric Plant - Purchased or Sold	Pg 200, L 5 (c)	0
Experimental Plant - Unclassified	Pg 200, L 7 (c)	0
Nuclear Fuel Assemblies (Net)	Pg 203, L 6, 10, 11, 12 (f)	0
Total Electric Plant In Service	Formula Should = Pg 200, L 8 (c) plus Pg 203, L 10 (f)	0
Leased to Others	Pg 200, L 9 (c)	0
Held for Future Use	Pg 200, L 10 (c)	0
Construction Work in Progress	Pg 200, L 11 (c)	0
Acquisition Adjustments	Pg 200, L 12 (c)	0
Total Electric Utility Plant	Formula Should = Pg 200, L 13 (c) plu Pg 203, L 10 (f)	0
Accum. Provision - Depre. & Amort.	Pg 200, L 33 (c); Pg 203, L 13 (f)	$0
Net Electric Plant	Formula	$0
	SELECTED RATIOS AND STATISTICS	
Current Assets / Current Liabilities	Formula	0.27
Total Capitalization	Formula	$1,777,118
Percent Of Capitalization (Incl S-T Debt)		
Long-Term Debt	Formula	35.0%
Preferred Stock	Formula	0.0%
Common Stock & Retained Earnings	Formula	-18.8%
Short-Term Debt	Formula	83.8%
Pretax Coverage of Interest Expense	Formula	-7.06
Com. Stock Dividends as a % of Earnings	Formula	-4.9%
Return on Common Equity	Formula	182.6%
Internal Cash Generated as a % of Cash Outflows for Construction	Formula	186.2%
Earnings per Share	Formula	#DIV/0!
Book Value per Share	Formula	#DIV/0!
Dividends per Share	Formula	#DIV/0!
Misc Deferred Debits as a % of Capitalization	Formula	0.1%

	5 Year Book Source	December 31, 2001
Current Assets	A: L 39	####### #######
Current Liabilities	B: L 32	1,203,197
Total Capitalization	Formula	1,777,118
Long-Term Debt	B: L 19	622,600
Preferred Stock	B: L 2	0
Common Stock and Retained Earnings (Excl. Preferred Stock)	B: L 12-L 2	(334,615)
Short-Term Debt	B: L 20, 22, 28	1,489,133
Pretax Income	See below	(907,942)
Interest Expense	D: L 65	128,678
Dividends Paid	D: L 76	29,675
Net Income (Excl. Preferred Stock Dividends)	D: L 66-L 75	(611,132)
Internal Cash	E: L 11	477,238
Cash Outflows for Construction	E: L 12 * -1	256,269
Shares Outstanding (Millions)	FERC A/R, Pg 251, L 20 (e)	0
Misc Deferred Debits - Net	A: L 45 - B: L 34	1,926
Number of Employees (Electric)	FERC A/R, Pg 323, L 4	0
Pre-Tax Income		
Total Utility Operating Income	C: L 42	(473,668)
+Income Taxes - Electric	C: L 12	0
+Income Taxes - Gas	C: L 32	(419,420)
+Other Income	D: L 51	2,998
- Other Income Deductions	D: L 55	17,852
- Other Taxes	D: L 56	0
Pre-Tax Income	Formula	(907,942)